As filed with the Securities and Exchange Commission on November 14, 2011

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PBF ENERGY INC.

(Exact name of Registrant as specified in its charter)

Delaware	2911	45-3763855
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Sylvan Way

Parsippany, New Jersey 07054

Telephone: (973) 455-7500

(Name, address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael D. Gayda

President

PBF Energy Inc.

One Sylvan Way

Parsippany, New Jersey 07054

Telephone: (973) 455-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin H. Neidell, Esq.	Jeffrey Dill, Esq.	William M. Hartnett, Esq.
Todd E. Lenson, Esq.	PBF Energy Inc.	Douglas S. Horowitz, Esq.
Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 Telephone: (212) 806-5400	Senior Vice President, General Counsel One Sylvan Way Parsippany, New Jersey 07054 Telephone: (973) 455-7500	Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☑	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A common stock, par value $0.001 per share	$100,000,000	$11,460.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes shares of Class A common stock subject to underwriters’ option to purchase additional shares of Class A common stock.

The Registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to completion)

Issued November 14, 2011

         Shares

Class A Common Stock

PBF Energy Inc. is offering shares of its Class A common stock. We intend to use substantially all of the net proceeds from this offering to purchase equity interests in our business from our existing owners, including certain of our directors, executive officers and other employees. Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between $         and $         per share.

Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in PBF Energy Inc., and have     % of the voting power of PBF Energy Inc. The holder of our Class B common stock will have the remaining     % of the voting power of PBF Energy Inc. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

We intend to apply to list the Class A common stock on the New York Stock Exchange under the proposed symbol “PBF”.

Investing in our Class  A common stock involves risks. See “Risk Factors” beginning on page 16.

Price $         Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to         additional shares of Class A common stock on the same terms as set forth above. See the section of this prospectus entitled “Use of Proceeds” and “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2012.

Citigroup	Morgan Stanley

Credit Suisse	Deutsche Bank Securities

UBS Investment Bank

Until                          , 2012 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated or the context otherwise requires, all financial data presented in this prospectus reflects the consolidated business and operations of PBF Energy Inc. and its consolidated subsidiaries, and has been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP.

i

GLOSSARY OF SELECTED TERMS

Unless otherwise noted or indicated by context, the following terms used in this prospectus have the following meanings:

“API gravity” refers to American Petroleum Institute gravity.

“ASCI” refers to the Argus Sour Crude Index, a pricing index used to approximate market prices for sour, heavy crude oil.

“barrel” refers to a common unit of measure in the oil industry, which equates to 42 gallons.

“blendstocks” refers to various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

“bpd” refers to an abbreviation for barrels per day.

“catalyst” refers to a substance that alters, accelerates, or instigates chemical changes, but is not produced as a product of the refining process.

“CBOB” refers to conventional blendstock for oxygenate blending.

“coke” refers to a coal-like substance that is produced from heavier crude oil fractions during the refining process.

“complexity” refers to the number, type and capacity of processing units at a refinery, measured by the Nelson index, which is often used as a measure of a refinery’s ability to process lower quality crude in an economic manner.

“crack spread” refers to a simplified calculation that measures the difference between the price for light products and crude oil. For example, we reference (a) the 2-1-1 crack spread, which is a general industry standard that approximates the per barrel refining margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of heating oil or ULSD, and (b) the 4-3-1 crack spread, which is a benchmark utilized by our Toledo refinery that approximates the per barrel refining margin resulting from processing four barrels of crude oil to produce three barrels of gasoline and one-half barrel of jet fuel and one-half barrel of ULSD.

“Dated Brent” refers to Brent blend oil, a light, sweet North Sea crude oil, characterized by an API gravity of 38° and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

“distillates” refers primarily to diesel, kerosene and jet fuel.

“downstream” refers to the downstream sector of the energy industry generally describing oil refineries, marketing and distribution companies that refine crude oil and sell and distribute refined products. The opposite of the downstream sector is the upstream sector, which refers to exploration and production companies that search for and/or produce crude oil and natural gas underground or through drilling or exploratory wells.

“ethanol” refers to a clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

“feedstocks” refers to crude oil and partially refined petroleum products that are processed and blended into refined products.

“FCC” refers to fluid catalytic cracking.

“FCU” refers to fluid coking unit.

“FOB” refers to free on board, a transportation term that pertains to the port of loading. The buyer assumes responsibility for the goods at the port of loading and is responsible for freight transport, insurance, and any other costs associated with moving goods to their final destination port.

“GHG” refers to greenhouse gas.

“Group I base oils or lubricants” refers to conventionally refined products characterized by a sulfur content less than 0.03% with a viscosity index between 80 and 120. Typically, these products are used in a variety of automotive and industrial applications.

“heavy crude oil” refers to a relatively inexpensive crude oil with a low API gravity characterized by high relative density and viscosity. Heavy crude oils require greater levels of processing to produce high value products such as gasoline and diesel.

“KV” refers to Kilovolts.

“light crude oil” refers to a relatively expensive crude oil with a high API gravity characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel.

“light products” refers to the group of refined products with lower boiling temperatures, including gasoline and distillates.

“light-heavy differential” refers to the price difference between light crude oil and heavy crude oil.

“Maya” refers to Maya crude oil, a heavy, sour crude oil characterized by an API gravity of approximately 22° and a sulfur content of approximately 3.3 weight percent that is used as a benchmark for other heavy crude oils.

“LPG” refers to liquefied petroleum gas.

“MMbbls” refers to an abbreviation for million barrels.

“MMBTU” refers to million British thermal units.

“MMSCFD” refers to million standard cubic feet per day.

“MW” refers to Megawatt.

“Nelson complexity index” refers to the complexity of an oil refinery as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery’s complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput.

“NYH” refers to the New York Harbor market value of petroleum products.

“PADD 1” refers to the Petroleum Administration for Defense District 1 region of the United States, which covers the following states: Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia and West Virginia.

“PADD 2” refers to the Petroleum Administration for Defense District 2 region of the United States, which covers the following states: Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee and Wisconsin.

“ppm” refers to parts per million.

“RBOB” refers to reformulated blendstock for oxygenate blending.

“refined products” refers to petroleum products, such as gasoline, diesel and jet fuel, that are produced by a refinery.

“sour crude oil” refers to a crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

“sweet crude oil” refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur than sour crude oil. Sweet crude oil is typically more expensive than sour crude oil.

“throughput” refers to the volume processed through a unit or refinery.

“tpd” refers to tons per day.

“turnaround” refers to a periodically required shutdown and comprehensive maintenance event to refurbish and maintain a refinery unit or units that involves the inspection of such units and occurs generally on a periodic cycle.

“ULSD” refers to ultra-low-sulfur diesel.

“WTI” refers to West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an API gravity between 39° and 41° and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils.

“WTS” refers to West Texas Sour crude oil, a sour crude oil characterized by an API gravity between 30° and 33° and a sulfur content of approximately 1.28 weight percent that is used as a benchmark for other sour crude oils.

“yield” refers to the percentage of refined products that is produced from crude oil and other feedstocks.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless the context otherwise requires, references to the “Company,” “we,” “our,” “us” or “PBF” refer (1) prior to the consummation of the Offering Transactions described under “Organizational Structure—Offering Transactions,” to PBF Energy Company LLC, or PBF LLC, and PBF Holding Company LLC, or PBF Holding, and their consolidated subsidiaries, and (2) after the Offering Transactions described under “Organizational Structure—Offering Transactions,” to PBF Energy Inc., or PBF Energy, and, in each case, unless the context otherwise requires, its consolidated subsidiaries, including PBF Holding, PBF Investments LLC, or PBF Investments, Toledo Refining Company LLC, or Toledo Refining, Paulsboro Refining Company LLC, or Paulsboro Refining, and Delaware City Refining Company LLC, or Delaware City Refining.

Our Company

We are one of the leading independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets, which we acquired in 2010 and 2011. Our refineries have a combined processing capacity, known as throughput, of approximately 540,000 bpd, and a weighted average Nelson complexity index of 11.3.

Our History and Acquisitions

March 1, 2008	PBF was formed.

June 1, 2010	The idle Delaware City refinery and its related assets were acquired from Valero Energy Corporation, or Valero, for approximately $220.0 million.

December 17, 2010	The Paulsboro refinery was acquired from Valero for approximately $357.7 million, excluding working capital.

March 1, 2011	The Toledo refinery was acquired from Sunoco, Inc. (R&M), or Sunoco, for approximately $400.0 million, excluding working capital.

June 2011	Delaware City re-started operations.

Delaware City Acquisition and Re-Start. We acquired the idle Delaware City refinery and its related assets, including a petroleum product terminal, a petroleum product pipeline and an electric generation facility, on June 1, 2010 from Valero for approximately $220.0 million in cash funded entirely by equity. In the fourth quarter of 2009, due to, among other reasons, financial losses caused by one of the worst recessions in recent history, the prior owner shut down the refinery. We were therefore able to acquire the refinery at an attractive price. In addition, at the time of acquisition, we reached an agreement with the State of Delaware that provided for a five-year operating permit and up to approximately $45.0 million of economic support to re-start the facility, as well as negotiated a new long-term contract with the relevant union at the refinery. We believe that the refinery’s ability to process lower quality crudes will allow us to capture a higher margin as these lower quality crudes trade at discounts to benchmark crudes, and to compete effectively in a region where product demand significantly exceeds refining capacity.

We began re-starting operations at Delaware City in June 2011. Since our acquisition through June 30, 2011, we invested approximately $440.0 million at the refinery in turnaround and restart projects. We also decommissioned the gasifier unit located at the property, which will decrease emissions and, we believe, improve the reliability of the refinery. Through these capital investments and by restructuring certain operations, we have significantly lowered the operating expenses of the Delaware City refinery relative to its pre-acquisition operating expense levels. Furthermore, we anticipate saving in excess of $100.0 million over the next four years in capital expenditures we otherwise would have expected to make if not for our reconfiguration of the refinery and the terms of our five-year operating permit issued by the State of Delaware. The refinery is now fully operational.

Based on a report prepared by an independent third party that analyzed historical projected earnings at Delaware City for the six months ended June 30, 2011 using Delaware City’s projected configuration, material balances and operating costs (incorporating actual crude and product pricing for the period), management has concluded that the potential EBITDA for the six months ended June 30, 2011 for the Delaware City refinery was approximately $136.1 million, or $4.52 per barrel of crude processed, assuming our projected operating parameters.

Paulsboro Acquisition. We acquired the Paulsboro refinery (including an associated natural gas pipeline) on December 17, 2010 from affiliates of Valero for approximately $357.7 million, excluding working capital. We paid the purchase price with a $160.0 million senior secured note issued by Paulsboro Refining in favor of Valero, or the Senior Secured Note, and cash funded with equity. The purchase price excludes inventory purchased on our behalf by Morgan Stanley Capital Group Inc., or MSCG, and Statoil Marketing & Trading (US) Inc., or Statoil. We invested approximately $60.0 million in capital in April 2011 to complete a scheduled turnaround at the refinery.

Toledo Acquisition. We acquired the Toledo refinery on March 1, 2011 from Sunoco for approximately $400.0 million, excluding working capital. We paid the purchase price with a $200.0 million promissory note issued by Toledo Refining in favor of Sunoco, or the Promissory Note, and cash funded with equity. We also purchased $299.6 million in refined product inventory with a note issued to Sunoco that was subsequently repaid using proceeds from our senior secured asset-based revolving credit facility, or the ABL Revolving Credit Facility, and MSCG purchased the refinery’s crude oil inventory on our behalf. Additionally, included in the terms of the sale is a five-year participation payment of up to $125.0 million payable to Sunoco based on future earnings of Toledo. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Contractual Obligations and Commitments” for additional information regarding the terms of the participation payment to Sunoco.

Our Business

We produce a variety of products at each of our refineries, including gasoline, ULSD, heating oil, jet fuel, lubricants, petrochemicals and asphalt. Products are sold throughout the Northeast and Midwest United States, as well as in other regions of the United States and Canada. The majority of our finished products are sold through long-term offtake and supply agreements. For example, we sell the bulk of our gasoline, diesel and heating oil through long-term offtake agreements with MSCG and Sunoco.

The following table provides summary operating information concerning each of our three refineries:

Refinery	Approximate Throughput Capacity (bpd)	Nelson Complexity Index	Benchmark Crack Spread
Delaware City	190,000	11.3	Dated Brent (NYH) 2-1-1
Paulsboro	180,000	13.2	Dated Brent (NYH) 2-1-1
Toledo	170,000	9.2	WTI (Chicago) 4-3-1

Total	540,000	11.3 (weighted average)

For the twelve months ended December 31, 2010 and the six months ended June 30, 2011, we had (a) pro forma total revenues of $         billion and $         billion, respectively; and (b) pro forma Adjusted EBITDA of $         million and $         million, respectively. Our pro forma results do not include any adjustments for Delaware City to reflect incremental revenue and operating expenses that we expect to generate in connection with the re-start because the refinery was not operational when it was acquired and the transaction was accounted for as an acquisition of assets, not a business combination. For a definition and reconciliation of pro forma Adjusted EBITDA to pro forma net income, see “—Summary Historical and Pro Forma Financial and Other Data.”

Industry Overview and Market Outlook

The United States economy has historically been the largest consumer of petroleum-based products in the world. According to the U.S. Energy Information Administration’s, or EIA’s, 2011 Refinery Capacity Report, there were 137 operating oil refineries in the United States in January 2011, with a total refining capacity of approximately 16.9 million bpd.

Historically, the demand for refined petroleum products has generally followed industrial production. Demand for refined petroleum products was significantly impacted by the recent recession with demand in the United States falling from 18.5 million bpd during 2007 to 16.7 million bpd in 2009, the lowest level in over a decade. As the economy began to recover in 2010, demand for finished refined products increased throughout the year, reaching an average of 17.0 million bpd during December 2010, and an average of 17.2 million bpd during June 2011. This improvement, coupled with domestic refining capacity rationalization, has led to an improvement in benchmark cracks. The Dated Brent (NYH) 2-1-1 benchmark crack, our proxy for Paulsboro and Delaware City, has averaged $10.10 per barrel over the period from January 1, 2011 to June 30, 2011, a 23% improvement over the 2009 average. The WTI (Chicago) 4-3-1 benchmark crack, our proxy for Toledo, has averaged $22.65 per barrel over the period from January 1, 2011 to June 30, 2011. This average crack represents a 162.8% increase versus the same average crack spread in 2009. In addition to the economic recovery, an additional driver for the recent improvement in the WTI (Chicago) 4-3-1 crack is the widening differential between WTI and Dated Brent, with WTI trading $12.71 below Dated Brent for the period from January 1, 2011 to June 30, 2011. The depressed WTI prices have been impacted by supply bottlenecks in Cushing, Oklahoma and other factors we discuss in “Industry Overview—Brent-WTI Differential Expansion.”

We believe that the supply and demand fundamentals for refined petroleum products in the United States are currently favorable. According to the EIA’s Refinery Capacity Reports from 2008 through 2011, the number of operating domestic refineries has decreased from 146 in January 2008 to 137 in January 2011 and, despite increased capacity at operating refineries, domestic refining capacity declined in 2010 for the first time in seven years from 17,313,550 bpd in January 2009 to 16,850,194 bpd in January 2010, and has since only increased to 16,937,024 bpd in January 2011.

Supply and demand dynamics can vary by region, creating differentiated margin opportunities at any given time for refiners depending on the location of their facilities. Our Delaware City and Paulsboro refineries are both located on the East Coast (PADD 1) and our Toledo refinery is located in the Midcontinent (PADD 2). In both of these regions, product demand exceeds refinery capacity. We expect that this demand/capacity imbalance will continue, particularly in PADD 1 where refinery operators have announced the potential shutdown of approximately 505,000 bpd of refining capacity through 2012 in addition to 405,000 bpd of capacity that has been shut down during the period from 2009 through September 30, 2011.

Light-heavy differentials were also significantly impacted by the recent recession and subsequent economic rebound. The Dated Brent/Maya differential averaged $13.16 per barrel in 2008, declined significantly to $5.26 per barrel in 2009 and subsequently increased to $9.55 per barrel in 2010. Since 2010 the Dated Brent/Maya differential has increased by 55.1% from $9.55 per barrel to $14.81 per barrel for the first six months of 2011. As global economic demand for crude oil increases, the marginal barrel of crude oil produced is generally a heavier, more sour crude since the light sweet crude oil is produced first. The increased demand for crude oil results in the price of light sweet crude increasing relative to heavier, more sour crudes. As the price differential for such light, sweet crudes increases, the light-heavy differential expands. This differential expansion typically favors refiners with complex facilities, like our East Coast refineries, who are able to process a heavier crude slate.

Further, our midcontinent Toledo refinery has recently been benefiting from the widening of the differential between Dated Brent and WTI. Historically, Dated Brent has traded at a slight discount to WTI domestically, due to its higher sulfur content and higher transportation costs. Recently, Dated Brent has traded at a significant premium to WTI. The primary driver of this recent phenomenon is increasing inland domestic/Canadian oil production leading to the large inventories of WTI subject to logistics constraints in the Midcontinent, with the primary bottleneck occurring in Cushing, Oklahoma. The over-supply of WTI at Cushing has driven the price of WTI lower, while the price of Dated Brent has increased along with global demand and the loss of supply of light, sweet crude from Libya. The Dated Brent/WTI differential averaged ($2.81) per barrel in the year ended December 31, 2008, compared to ($0.25) per barrel in the same period in 2009 and $0.05 per barrel in 2010. The Dated Brent/WTI differential averaged $12.71 per barrel in the six month period ended June 30, 2011 compared to ($1.03) per barrel in the same period in 2010. We expect Dated Brent to continue to trade at a premium to WTI in the near term due to continued logistics constraints.

Our Competitive Strengths

We believe that we have the following competitive strengths:

Complex assets with a valuable product slate located in high-demand regions. Our refinery assets are located in regions where product demand exceeds refining capacity. Our refineries have a weighted average Nelson complexity index of 11.3, which allows us the flexibility to process a variety of crudes. Our East Coast refineries have the highest Nelson complexity indices on the East Coast. The complexity of our refining assets allows us to produce a higher percentage of more valuable light products. For example, our East Coast refineries produce a greater percentage of distillates versus gasoline than other East Coast refineries and have 100% of the East Coast’s heavy coking capacity. Similarly, our Toledo refinery is a high conversion refinery with high gasoline and distillate yields and also produces high-value petrochemical products.

Strategically located refineries with cost and supply advantages. Our Midcontinent Toledo refinery advantageously sources 100% of its WTI based crude slate through pipelines that are connected to sources in Canada and throughout the Midcontinent. Recent increases in production volumes of crudes from Canada and the Midcontinent combined with limitations on takeaway capacity in Cushing, Oklahoma have resulted in a significant price discount for WTI based crudes compared to Brent based crudes. This provides us with a substantial cost advantage versus facilities that do not have similar access to such crudes. Our Toledo refinery is also located in a region where production capacity is less than product demand and has logistical advantages over product imported from other areas. Our Delaware City and Paulsboro refineries have similar supply advantages given that they obtain 100% of their crude oil requirements via the Delaware River, which allows our refineries to source a variety of crudes from around the world. In addition, our East Coast refineries generally process lower cost, heavier, more sour crude oils which gives us a cost advantage over other refineries in the same region. As the two most complex refineries on the East Coast, our Delaware City and Paulsboro refineries are well positioned to benefit from the continued rationalization of refining capacity in the Atlantic Basin. Additionally, future crude supply may emerge from the development of the Utica Shale play (located in portions of the Appalachian Basin and Canada), which could potentially bring significant oil production online in regional proximity to all three of our refineries, providing an attractive feedstock source with low associated transportation cost.

Significant scale and diversification. We currently operate three refineries with a combined crude throughput of 540,000 bpd making us the fourth largest independent refiner in the United States. Our refineries provide us diversification through crude slates, end products, customers and geographic locations. Our scale provides us buying power advantages, and we benefit from the cost efficiencies that result from operating three large refineries.

Recent capital investments and restructuring initiatives to improve financial returns. Prior owners of our refineries made over $2.5 billion of capital investments in the assets since 2006, improving their operating performance and minimizing the need for near term capital expenditures. Since our acquisition through June 30, 2011, we invested approximately $440.0 million at the Delaware City refinery in turnaround and restart projects that will improve the cost structure and profitability of the refinery, as well as a complete turnaround of the fluid catalytic cracking unit. We have also undertaken a significant restructuring of the operations at Delaware City to improve its operating cost position, including reductions in labor costs compared to operations before shutdown by Valero, reductions in energy costs and reductions in other ongoing operating and maintenance expenses. Management estimates that the Delaware City restructuring has reduced the refinery’s annual operating expenses by over $200.0 million relative to pre-acquisition operating expense levels. Additionally, we invested $60.0 million to complete a scheduled turnaround at Paulsboro in April 2011. The resulting combination of limited near-term capital requirements and improved operating cost structure will help maximize future financial performance.

Advantageous crude supply and product offtake agreements. We maintain strong commercial relationships with MSCG and Statoil. We have entered into a crude and feedstock acquisition agreement with MSCG for our Toledo refinery and product offtake agreements with MSCG for our Paulsboro and Delaware City refineries. We have also entered into crude and feedstock supply agreements with Statoil for our Delaware City and Paulsboro refineries. These agreements enable us to leverage each of MSCG’s and Statoil’s global scale and infrastructure, as well as each of their respective expertise in the sourcing of crude oil and the sale of finished products. These contractual arrangements with MSCG and Statoil, which include advantageous payment terms, enable us to maintain relatively low working capital requirements and provide financial flexibility across our capital structure.

Experienced management team with a demonstrated track record of acquiring, integrating and operating refining assets. Our management team is led by our Executive Chairman of the Board of Directors, Thomas D. O’Malley, who has more than 30 years experience in the refining industry. In addition, our executive management team, including our Chief Executive Officer, Thomas J. Nimbley, our President, Michael D. Gayda, and our head of Commercial Operations, Donald F. Lucey, has a proven track record of successfully operating refining assets in the United States and Europe. Our core management team has significant experience working together while at Tosco Corporation, Premcor Inc., or Premcor, and Petroplus Holdings AG, or Petroplus. These executives have a long history of acquiring refineries at attractive prices and integrating these operations into a single, consolidated platform. For example, we believe we acquired the Paulsboro, Delaware City and Toledo refineries at or near the bottom of the refining cycle at a small fraction of replacement cost. These acquisitions were made at lower prices on a per barrel basis and significantly lower prices on a complexity barrel basis than other comparable acquisitions over the past five years.

Support from strong financial sponsors with a substantial equity investment. Our financial sponsors, funds affiliated with The Blackstone Group L.P., or Blackstone, and First Reserve Management, L.P., or First Reserve, have a long history of successful investments across the energy industry. Together, our financial sponsors and management have invested approximately $922.3 million of equity in PBF LLC to date.

Our Business Strategy

Our primary goal is to create stockholder value by improving our market position as a leading independent refiner and supplier of petroleum products. We intend to execute the following strategies to achieve our goal:

Maintain efficient refinery operations. We intend to operate our refineries as reliably and efficiently as possible and further improve our operations by maintaining our costs at competitive levels, seeking to optimize utilization of our refinery asset base, and making focused high-return capital improvements designed to generate incremental profits.

Continue to improve overall operating efficiencies. We are continuously looking for ways to improve our overall operating efficiencies. For example, our refineries in Paulsboro and Delaware City are located approximately 30 miles apart from one another on the Delaware River. Both refineries have the capability to process heavy, sour crudes and have complementary operating units, and we intend to exchange certain feedstocks and intermediates between the refineries in an effort to optimize profitability. In addition, we expect to recognize cost savings associated with the sharing of crude oil cargoes for these refineries. We employ a small, centralized corporate staff that provides capital control and oversight and have experienced managers making operational decisions at our refineries.

Continue to grow through acquisitions and internal projects. We believe that the continuing consolidation in our industry, strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will present us with attractive acquisition opportunities. In selecting future acquisitions and internal projects, we intend to consider, among other things, the following criteria: performance through the cycle, access to advantageous crude supplies, attractive refined product end market fundamentals, access to storage, distribution and logistics infrastructure, acquisition price and our ability to maintain a conservative capital structure, and synergies with existing assets.

Promote operational excellence in reliability and safety. We will continue to devote significant time and resources toward improving the reliability and safety of our operations. We will seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe that a superior reliability record, which can be measured and managed like all other aspects of our business, is inherently tied to safety and profitability.

Create an organization highly motivated to maintain earnings and improve return on capital. We have created an organization in which employees are highly motivated to maintain earnings and improve return on capital. Our cash incentive compensation plan, which covers all non-unionized employees, is solely based on achieving earnings above designated levels. Our equity incentive plan provides participating employees with an equity stake in us and aligns their interests with our investors’ interests.

Risk Factors

An investment in our Class A common stock involves a number of risks. You should carefully consider, in addition to the other information contained in this prospectus (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes), the following risks before investing in our Class A common stock. These risks could materially affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus, that past experience is no indication of future performance. You should read the section titled “Forward-Looking Statements” immediately following “Risk Factors” for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Some of the more significant risks to our success include the following:

•	Changes in industry-wide refining margins and crude oil price differentials;

•

Crude oil and other raw material costs, the cost of transportation of crude oil, embargoes, military conflicts between, or internal instability in, one or more oil-producing countries, governmental actions, and other disruptions of our ability to obtain crude oil;

•	Performance by MSCG and Statoil under our crude oil supply and offtake agreements;

•	Market volatility due to external events and United States and international political and economic conditions;

•	Supply and demand for refined petroleum products;

•	Our substantial debt could limit our ability to pursue growth strategies;

•	Our debt agreements contain restrictive covenants that may limit our ability to pursue certain transactions or otherwise operate our business;

•

Reliability and efficiency of our operating facilities which are affected by such potential hazards as equipment malfunctions, plant construction/repair delays, explosions, fires, oil spills and the impact of severe weather and other factors which could result in significant unplanned downtime;

•	Actions taken by competitors which may include both pricing and expansion or retirement of refinery capacity; and

•

Civil, criminal, regulatory or administrative actions, claims or proceedings and regulations affecting our operations, including those relating to protection of the environment, including refined petroleum product specifications and characteristics.

Corporate Structure and Financial Sponsors

Following this offering PBF Energy will be a holding company and its sole asset will be an equity interest in PBF Holding. PBF Energy will operate and control all of the business and affairs and consolidate the financial results of PBF Holding and its subsidiaries. Prior to the consummation of this offering, the limited liability company agreement of PBF Holding will be amended and restated to, among other things, modify its capital structure by replacing the interests currently held by PBF LLC with a new class of units that we refer to as “New Holdings Units.” Prior to the consummation of this offering, PBF Energy and PBF LLC will enter into an exchange agreement under which (subject to the terms of the exchange agreement) PBF LLC will have the right to exchange its New Holdings Units for shares of PBF Energy Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Organizational Structure.”

Blackstone. Blackstone is one of the world’s leading investment and advisory firms and is an experienced and active investor in the energy and natural resources sector. Blackstone has substantial prior experience as an acquiror and owner of petroleum refineries, having acquired Premcor in 1997 and overseen several acquisitions and capital projects to expand and upgrade refining capacity of that company until its acquisition by Valero in 2005 for total consideration of approximately $6.9 billion. Blackstone has a long-standing relationship with Thomas D. O’Malley, having recruited him to serve as Chairman and Chief Executive Officer of Premcor in early 2002. Blackstone seeks to create positive economic impact and long-term value for its investors, the companies it invests in, the companies it advises and the broader global economy. Blackstone does this through the commitment of its extraordinary people and flexible capital. Blackstone’s alternative asset management businesses include the management of private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different investment businesses, as of June 30, 2011,

Blackstone had total assets under management of $158.7 billion. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services.

First Reserve. With over $23.0 billion of raised capital dedicated exclusively to the energy and natural resources industries, First Reserve is a premier private investment firm, making both private equity and infrastructure investments throughout the energy value chain. For 28 years, it has invested solely in the global energy industry, and has developed a preeminent franchise, utilizing its broad base of specialized energy industry knowledge as a competitive advantage. First Reserve is currently investing its most recent private equity fund, which closed in 2009 at approximately $9.0 billion and its most recent infrastructure fund, which closed in 2011 at approximately $1.2 billion. First Reserve invests strategically across a wide range of energy industry sectors, backing talented management teams and building value by building companies. Further information is available at www.firstreserve.com.

* * *

PBF Energy is a Delaware corporation incorporated on November 7, 2011 with its principal executive offices located at One Sylvan Way, Parsippany, NJ 07054 and our telephone number is (973) 455-7500. Our website address is http://www.pbfenergy.com. The information on our website is not part of this prospectus.

The Offering

Class A common stock to be offered by PBF Energy	shares

Over-allotment option	shares

Class A common stock outstanding after the offering	shares (or shares if all outstanding New Holdings Units held by PBF LLC were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Class B common stock outstanding after the offering	shares, or one share for each holder of units of PBF LLC.

Voting power held by holders of Class A common stock after the offering	% (or 100% if all outstanding New Holdings Units held by PBF LLC were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holder of Class B common stock after the offering	% (or 0% if all outstanding New Holdings Units held by PBF LLC were exchanged for newly issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	The proceeds to PBF Energy from this offering, before deducting underwriting discounts, will be approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

PBF Energy intends to use $ million of the proceeds from this offering to purchase New Holdings Units from PBF LLC, which will then distribute these proceeds to Blackstone and First Reserve and certain of our directors, executive officers and other employees, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for further information regarding the proceeds from this offering.

PBF Energy intends to use all of the remaining proceeds from this offering, or $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), to purchase newly-issued New Holdings Units from PBF Holding, as described under “Organizational Structure—Offering Transactions.” We intend to cause PBF Holding to use these proceeds

to pay the expenses of this offering, including aggregate underwriting discounts of $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and other offering expenses estimated at $         million. Any remaining proceeds, including proceeds from the exercise by the underwriters of their option to purchase additional shares of Class A common stock, will be used for general corporate purposes, including to potentially repay outstanding indebtedness. See “Use of Proceeds.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

PBF LLC holds all of the shares of Class B common stock of PBF Energy. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of PBF Energy that is equal to the aggregate number of New Holdings Units of PBF Holding held by such holder. See “Description of Capital Stock—Class B Common Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.

Exchange rights of holders of New Holdings Units	Prior to this offering, we will enter into an exchange agreement with PBF LLC so that it may (subject to the terms of the exchange agreement) exchange its New Holdings Units for shares of Class A common stock of PBF Energy on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Risk factors	For a discussion of factors you should consider before buying the shares, see “Risk Factors.”

Proposed symbol	“PBF”

Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock;

•

does not reflect          shares of Class A common stock issuable upon exchange of New Holdings Units (or, if the underwriters exercise in full their option to purchase additional shares of Class A common stock,          shares of Class A common stock issuable upon exchange of New Holdings Units) that will be held by PBF LLC immediately following this offering;

•

gives effect to the intended refinancing of the Senior Secured Note, the Promissory Note and the Term Loan Facility with the proceeds from new long-term unsecured debt that we expect to incur contemporaneously with this offering; and

•

excludes (a)          outstanding stock options, and (b) outstanding warrants to purchase          shares of our Class A common stock, all at an exercise price of $         per share. See “Executive Compensation — Compensation Discussion and Analysis — Equity Compensation” and “Certain Relationships and Related Transactions — Investments in PBF LLC.”

Summary Historical and Pro Forma Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial data at the dates and for the periods indicated. The historical financial data is that of PBF Holding. PBF Holding will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following this offering.

The summary historical consolidated financial data for the period from March 1, 2008 (date of inception) through December 31, 2008 and for the years ended, and as of, December 31, 2009 and 2010 have been derived from audited financial statements of PBF Holding included elsewhere in this prospectus. As a result of the Paulsboro and Toledo acquisitions, the historical consolidated financial results of PBF Holding only include the results of operations for Paulsboro and Toledo from December 17, 2010 and March 1, 2011, respectively. The information as of and for the six months ended June 30, 2011 and 2010 was derived from the unaudited consolidated financial statements of PBF Holding (included elsewhere in this prospectus) which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

The summary unaudited pro forma consolidated financial data have been derived by the application of pro forma adjustments to the historical consolidated financial statements of PBF Holding included elsewhere in this prospectus. The summary unaudited pro forma consolidated statements of operations data for the year ended December 31, 2010 and for the six months ended June 30, 2011 give effect to the acquisitions of Paulsboro and Toledo, the intended refinancing transaction, the Recapitalization and Offering Transactions (as described under “Organizational Structure”), and the use of the estimated net proceeds from this offering as if they had occurred on January 1, 2010. The summary unaudited pro forma consolidated balance sheet data as of June 30, 2011 gives effect to the intended refinancing transaction, the Recapitalization and Offering Transactions and the use of the estimated net proceeds from this offering as if they had occurred on June 30, 2011.

You should read this information in conjunction with the consolidated financial statements of PBF Holding and Paulsboro and the related notes thereto, and the statements of assets acquired and liabilities assumed and the related statements of revenues and direct expenses of Toledo and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data.” Our summary unaudited pro forma consolidated financial information is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

	Period from March 1, 2008 (Date of Inception) through December 31, 2008(3)	Year Ended December 31, 2009(3)	Year Ended December 31, 2010	Pro Forma	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011	Pro Forma
				Year Ended December 31, 2010			Six Months Ended June 30, 2011
	(in thousands)
Statement of operations data:
Revenues(1)	$134	$228	$210,671		$440	$5,439,137

Cost and expenses
Cost of sales, excluding depreciation	—	—	203,971		—	4,980,836
Operating expenses, excluding depreciation	—	—	25,140		4,152	251,859
General and administrative expenses	6,378	6,294	15,859		5,105	47,620
Acquisition related expenses(2)	—	—	6,051		1,346	635
Depreciation and amortization expense	18	44	1,402		161	18,907

	6,396	6,338	252,423		10,764	5,299,857

(Loss) income from operations	(6,262)	(6,110)	(41,752)		(10,324)	139,280

Other (expense) income
Change in fair value of catalyst lease obligation	—	—	(1,217)		—	569
Interest income (expense), net	198	10	(1,388)		3	(19,095)

Net (loss) income	$(6,064)	$(6,100)	$(44,357)		$(10,321)	$120,754

Less—Net income attributable to the noncontrolling interest	(165)	—	—		—	—

Net (loss) income attributable to PBF Holding/PBF Energy	$(6,229)	$(6,100)	$(44,357)		$(10,321)	$120,754

Balance sheet data (at end of period):
Total assets	$25,040	$19,150	$1,274,393		$265,748	$3,558,509
Total long-term debt	—	—	305,064		—	842,721
Total equity	24,810	18,694	458,661		242,478	989,109

Selected financial data:
Adjusted EBITDA(4)	$(6,244)	$(6,066)	$(28,699)		$(7,365)	$182,975
Capital expenditures(5)	$118	$70	$72,118		—	$429,750

(1)	$4.8 million of the year ended December 31, 2010 revenues was directly related to terminalling revenues at our Delaware City refinery. Consulting services income provided to a related party was $10, $221 and $98 for the years ended December 31, 2010, 2009 and the period from March 1, 2008 (date of inception) to December 31, 2008, respectively.
(2)	Acquisition related expenses consist of consulting and legal expenses related to the Paulsboro and Toledo acquisitions as well as non-consummated acquisitions.
(3)	December 31, 2008 and 2009 balance sheet data is that of PBF Investments LLC. See notes to PBF Holding consolidated financial statements.

(4)	We believe Adjusted EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance.

Adjusted EBITDA, as presented herein, is a supplemental measure of performance that is not required by, or presented in accordance with, GAAP. We use this non-GAAP financial measure as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Adjusted EBITDA is a measure of operating performance that is not defined by GAAP and should not be considered a substitute for net income as determined in accordance with GAAP.

Also, because Adjusted EBITDA is not calculated in the same manner by all companies, it is not necessarily comparable to other similarly titled measures used by other companies. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•

Although depreciation and amortization are non-cash charges, the asset being depreciated or amortized often will have to be replaced and Adjusted EBITDA does not reflect the cash requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital requirements; and

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness.

The following table reconciles net income (loss) to Adjusted EBITDA:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Pro Forma	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011	Pro Forma
				Year Ended December 31, 2010			Six Months Ended June 30, 2011
Net income (loss)	$(6,064)	$(6,100)	$(44,357)	$	$(10,321)	$120,754	$
Interest (income) expense, net	(198)	(10)	1,388		(3)	19,095
Depreciation and amortization	18	44	1,402		161	18,907
Stock based compensation	—	—	2,300		1,452	1,297
Acquisition related expenses(a)	—	—	6,051		1,346	635
Asset impairment loss(b)	—	—	—		—	—
Non-cash change in market value of inventory repurchase obligation(c)	—	—	2,043		—	18,529
Non-cash deferral of gross profit on finished product sales(d)	—	—	1,257		—	4,327
Change in fair value of catalyst lease obligation	—	—	1,217		—	(569)

Adjusted EBITDA	$(6,244)	$(6,066)	$(28,699)	$	$(7,365)	$182,975	$

(a)	See footnote 2.
(b)	The impairment loss is due to the write-down of refinery assets.
(c)	Certain of our crude and feedstock supply agreements require that we repurchase inventory held by our counterparties at a future date at the then fair market value. We are required to record these repurchase obligations at their fair market value at the end of each reporting period. The change in fair market value based on changes in commodity prices is a non-cash charge or benefit included in cost of sales. We add back the impact of the change in market value of these future inventory repurchase obligations in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.

(d)	We sell our production of light finished products at our Paulsboro and Delaware City refineries to a single counterparty. On a daily basis, the counterparty purchases and pays for the products as they are produced, delivered to the refineries’ storage tanks, and legal title passes to the counterparty. Revenue and gross profit on these product sales are deferred until the products are shipped out of our storage facility, which typically occurs within an average of six days. We add back the non-cash deferral of the gross profit on these product sales in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.

(5)	Includes expenditures for construction in progress, property, plant and equipment and deferred turnaround costs.

RISK FACTORS

An investment in our Class A common stock involves a number of risks. You should carefully consider, in addition to the other information contained in this prospectus (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes), the following risks before investing in our Class A common stock. These risks could materially affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus, that past experience is no indication of future performance. You should read the section titled “Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Relating to Our Business and Industry

We have incurred losses in the past and may incur losses in the future. If we incur losses over an extended period of time, the value of our Class A common stock could decline.

We experienced losses during our time as a development company. We reported a net loss for the year ended December 31, 2010. We only had substantial operations for a short period at the end of the year, following the acquisition of Paulsboro. We cannot assure you that we will be able to realize profits. A lack of profitability could adversely affect the price of our Class A common stock. Although we became profitable in 2011, we cannot assure you that we will remain profitable, which could impair our ability to complete future financings and have a material adverse effect on our business.

Our limited operating history makes it difficult to evaluate our current business and future prospects. If we are unsuccessful in executing our business model, our business and operating results will be adversely affected.

We were formed in March 2008 and we acquired our first oil refinery in June 2010. Therefore, we have a very limited operating history and a very limited track record in executing our business model. Our future success depends on our ability to execute our business strategy effectively. Our limited operating history may make it difficult to evaluate our current business and future prospects. We cannot assure you that we will be successful in operating any of our refineries or any other properties we may acquire in the future. In addition, we have encountered and will continue to encounter risks and difficulties frequently experienced by new companies, and specifically companies in the oil refining industry. If we do not manage these risks successfully, our business, results of operations and financial condition will be adversely affected.

The price volatility of crude oil, other feedstocks, blendstocks, refined products and fuel and utility services may have a material adverse effect on our revenues, profitability, cash flows and liquidity.

Our revenues, profitability, cash flows and liquidity from operations depend primarily on the margin above operating expenses (including the cost of refinery feedstocks, such as crude oil, intermediate partially refined petroleum products, and natural gas liquids that are processed and blended into refined products) at which we are able to sell refined products. Refining is primarily a margin-based business and, to increase profitability, it is important to maximize the yields of high value finished products while minimizing the costs of feedstock and operating expenses. When the margin between refined product prices and crude oil and other feedstock costs contracts, our earnings, profitability and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. An increase or decrease in the price of crude oil will likely result in a similar increase or decrease in prices for refined products; however, there may be a time lag in the realization, or no such realization, of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on our refining margins therefore depends in part on how quickly and how fully refined product prices adjust to reflect these changes.

In addition, the nature of our business requires us to maintain substantial crude oil, feedstock and refined product inventories. Because crude oil, feedstock and refined products are commodities, we have no control over the changing market value of these inventories. Our crude oil, feedstock and refined product inventories are valued at the lower of cost or market value under the last-in-first-out, or LIFO, inventory valuation methodology. If the market value of our crude oil, feedstock and refined product inventories were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales.

Prices of crude oil, other feedstocks, blendstocks, and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, ethanol, asphalt and other refined products. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	domestic and foreign demand for fuel products, especially in the United States, China and India;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, North Africa, West Africa and Latin America;

•	the level of foreign and domestic production of crude oil and refined products and the volume of crude oil, feedstock and refined products imported into the United States;

•	production and demand for corn, which can affect the production of ethanol;

•	availability of and access to transportation infrastructure;

•	utilization rates of United States refineries;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to affect oil prices and maintain production controls;

•	development and marketing of alternative and competing fuels;

•	commodities speculation;

•

natural disasters (such as hurricanes, earthquakes and tornadoes), accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our refineries;

•	federal and state government policies, subsidies, regulations and taxes; and

•	local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our markets.

Our direct operating expense structure also impacts our profitability. Our major direct operating expenses include employee and contract labor, maintenance and energy. Our predominant variable direct operating cost is energy, which is comprised primarily of fuel and other utility services. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries and other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile and, typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our revenues, profitability and cash flows.

Our historical financial statements may not be helpful in predicting our future performance.

We have grown rapidly since our inception and have not owned or operated our refineries for a substantial period of time. Accordingly, our historical financial information may not be useful either as a means of understanding our current financial situation or as an indicator of our future results. For the period from March 1, 2008 to December 16, 2010, we were considered to be in the development stage. Our historical financial information for that period reflects our activities principally in connection with identifying acquisition opportunities; acquiring the Delaware City refinery assets and commencing a reconfiguration of the refinery; and acquiring the Paulsboro refinery. As a result of the Paulsboro and Toledo acquisitions, our historical consolidated financial results include the results of operations for Paulsboro and Toledo from December 17, 2010 and March 1, 2011 forward, respectively. Certain information in our financial statements and certain other financial data included in this prospectus are based in part on financial data related to, and the operations of, those companies that previously owned and operated our refineries. For example, at the time of its acquisition, Paulsboro represented the major portion of our business and assets. As a result, we separately present the financial statements of Paulsboro for periods prior to the acquisition date of December 17, 2010 as PBF Holding’s “Predecessor” entity. Such information is not necessarily indicative of our future results of operations and financial performance. In addition, the financial statements presented in this prospectus for our Toledo refinery reflect a more limited “Statement of Revenues and Direct Expenses” and a “Statement of Net Assets Acquired and Liabilities Assumed” as opposed to full audited carve-out financial statements, which may not be indicative of the operating results and financial condition of the refinery had we been operating the refinery during the periods presented. As has been the case in our acquisitions to date, it is likely that, when we acquire refineries, we will not have access to the type of historical financial information that we will report regarding the prior operation of the refineries. As a result, it may be difficult for investors to evaluate the probable impact of major acquisitions on our financial performance until we have operated the acquired refineries for a substantial period of time.

Our profitability is affected by crude oil differentials, which may fluctuate substantially.

The light-heavy differentials that we typically reference for Delaware City and Paulsboro are the average differential between the benchmark Dated Brent crude oil priced on the Intercontinental Exchange, or ICE, and the price of heavy and medium, sour crude oil actually delivered to our refineries. The Dated Brent/Maya crude oil differential is a market proxy for the spread between light, sweet crudes and heavy, sour crudes which are typically priced at a discount to Dated Brent. Profitability at the Delaware City and Paulsboro refineries is affected by the light-heavy differential as we have the ability to process a heavier crude slate and benefit when the cost of crude is lower than our competitors in the East Coast who are unable to process heavier barrels. Accordingly, the increase of these crude oil differentials will have a positive impact on the profitability of Delaware City and Paulsboro and the narrowing differential may negatively impact our profitability. The Dated Brent/Maya light-heavy differential averaged $5.26 per barrel in the year ended December 31, 2009, compared to $13.16 per barrel in the same period in 2008 and $9.55 per barrel in 2010. The Dated Brent/Maya light-heavy differential averaged $14.81 per barrel in the six month period ended June 30, 2011 compared to $8.41 per barrel in the same period in 2010.

Historically, Dated Brent traded at a $1.00 to $2.00 per barrel transportation discount to WTI, with relative parity between the two crude oils. Since late 2010, Dated Brent has traded at a significant premium to WTI as transportation bottlenecks in the Midwest have depressed the flat price of WTI and demand for Dated Brent and Dated Brent-linked crude oils has outweighed supply, thus increasing the price of Dated Brent. Our Toledo refinery processes WTI and WTI-linked light, sweet crude oil. Toledo has benefited from the increased differential between Dated Brent and WTI as it has a crude price advantage over its competitors who process Dated Brent and Dated Brent-linked crudes to produce fungible products that trade in the same markets. If the differential reverts, our Toledo refinery may lose its crude price advantage over our competitors, which may negatively impact our profitability. The Dated Brent/WTI differential averaged ($2.81) per barrel in the year ended December 31, 2008, compared to ($0.25) per barrel in the same period in 2009 and $0.05 per barrel in 2010. The Dated Brent/WTI differential averaged $12.71 per barrel in the six month period ended June 30, 2011 compared to ($1.03) per barrel in the same period in 2010.

A significant interruption or casualty loss at any of our refineries and related assets could reduce our production, particularly if not fully covered by our insurance. Failure by one or more insurers to honor its coverage commitments for an insured event could materially and adversely affect our future cash flows, operating results and financial condition.

Our business currently consists of owning and operating three refineries and related assets. As a result, our operations could be subject to significant interruption if any of our refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, acts of terrorism, fires, toxic emissions and maritime hazards. Any such shutdown would reduce the production from that refinery. There is also risk of mechanical failure and equipment shutdowns both general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries is forced to shut down for a significant period of time, it would have a material adverse effect on our earnings, our other results of operations and our financial condition as a whole.

As protection against these hazards, we maintain insurance coverage against some, but not all, such potential losses and liabilities. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may increase substantially. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, coverage for hurricane damage can be limited, and coverage for terrorism risks can include broad exclusions. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our insurance program includes a number of insurance carriers. Significant disruptions in financial markets could lead to a deterioration in the financial condition of many financial institutions, including insurance companies. We are not currently aware of any information that would indicate that any of our insurers is unlikely to perform in an event of a covered incident. However, in light of this uncertainty and the risk of a volatile financial market, we can make no assurances that we will be able to obtain the full amount of our insurance coverage for insured events.

Interruption of operations at our Delaware City refinery after its recent re-start could adversely affect our future results of operations.

Our Delaware City refinery has recently been opened after a substantial shutdown period. Operating an oil refinery involves many operational risks, including the breakdown or failure of equipment or operating processes, labor disputes, the inability to obtain permits and adverse environmental and geological conditions. In addition, re-starting and integrating into our business an oil refinery involves a number of risks, including risks associated with unanticipated events or liabilities, the difficulty of establishing and maintaining uniform standards, controls, procedures and policies, the failure by key contractors and vendors to timely and properly perform, and unanticipated cost increases. One or more of the processing units at our Delaware City refinery may require unscheduled downtime or unanticipated maintenance or repairs, especially given the fact that many units have not been operational for at least 18 months prior to our re-starting operations at the refinery. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that the units are not operating. There is no assurance that we can operate the Delaware City refinery as planned, and any interruption of operations at the refinery may have a material adverse effect on our earnings, our other results of operations and our financial condition as a whole. Furthermore, if any of the above events were not fully covered by our insurance, it could have a further material adverse effect on our earnings, our other results of operations and our financial condition.

Our Toledo refinery is subject to interruptions of supply and distribution as a result of our reliance on pipelines for transportation of crude oil and refined products.

Our Toledo refinery receives all of its crude oil and delivers a portion of its refined products through pipelines. The Enbridge system is our primary supply route for crude oil from Canada, the Bakken region and Michigan, and supplies approximately 55% to 60% of the crude oil used at our Toledo refinery. In addition, we source domestic crude oil through our connections to the Capline and Mid-Valley pipelines. We also distribute a portion of our transportation fuels through pipelines owned and operated by Sunoco Logistics Partners L.P. and Buckeye Partners L.P. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, weather interruptions, governmental regulation, terrorism, other third party action or any of the types of events described in the preceding risk factor.

In addition, due to the common carrier regulatory obligation applicable to interstate oil pipelines, capacity is prorated among shippers in accordance with the tariff then in effect in the event there are nominations in excess of capacity. Therefore, nominations by new shippers or increased nominations by existing shippers may reduce the capacity available to us. Any prolonged interruption in the operation or curtailment of available capacity of the pipelines that we rely upon for transportation of crude oil and refined products could have a further material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our crude oil supply agreements with MSCG and Statoil for all of our crude oil supply, and on MSCG to purchase a significant portion of our offtake. If these agreements are no longer in place or our counterparties do not perform their obligations in a timely manner, our liquidity may be reduced.

We rely on a single supplier to provide us with crude and other feedstocks at each of our refineries. Statoil supplies 100% of the crude and other feedstocks at Paulsboro and Delaware City, and MSCG supplies 100% of the crude at Toledo. We also rely on a single customer, MSCG, to purchase a significant portion of the clean products and intermediates at our Delaware City and Paulsboro refineries. These supply and offtake agreements are governed by long-term agreements. Accordingly, we are substantially dependent on the continued performance by MSCG and Statoil of their contractual obligations to us under these agreements.

These supply and offtake arrangements minimize the amount of our in-transit inventory and reduce the volatility of our crude pricing costs by ensuring the purchase pricing takes place immediately prior to the time when crude oil is delivered to the applicable refinery. However, if we were required to obtain our crude oil supply without the benefit of these or similar arrangements or the applicable counterparty defaults in its obligations, our crude oil pricing costs may increase as the number of days between when we pay for the crude oil and when the crude oil is delivered to us increases. Such increased exposure could negatively impact our liquidity due to our increased working capital needs as a result of the increase in the amount of crude oil inventory we would have to carry on our balance sheet.

In addition, failure by any one of these customers to meet its obligations under these agreements could cause us to enter the spot market or seek to enter into new contracts for some products earlier than we currently anticipate. There can be no assurance that our suppliers will continue to so supply us, particularly in those cases where we do not have a supply contract in place. If one or more of our supply relationships is terminated for whatever reason or MSCG or Statoil fails to perform its obligations to us, it is possible that we would be unable to find alternative sources of crude oil supply in a timely fashion or on attractive terms.

We have historically relied on the sellers of our refineries to perform certain critical transition services following the acquisitions, and we cannot assure you that such services will be performed timely or effectively or that we will be able to replace such services with our own stand-alone systems following the transition period.

Following the acquisitions of both Paulsboro and Toledo, we are relying upon Valero and Sunoco, respectively, for certain transition services related to the operation and continuity of the refineries as we continue to build the infrastructure required to operate these functions independently. These services include, among others, critical functions relating to finance and accounting, commercial and information systems support. We may also enter into similar agreements in the future with sellers of any additional refineries we acquire. There can be no assurance such services will be performed timely and effectively. Significant disruption in these transition services or unanticipated costs related to such services could adversely affect our business and results of operations. Our arrangements with Valero for Paulsboro expire on December 31, 2011 and with Sunoco for Toledo on April 30, 2012, subject to certain termination and extension rights. If we cannot successfully transition these services to our own stand-alone systems, we may be unable to continue running either or both of the refineries as presently or historically operated, which would adversely and negatively impact our business and results of operations. After the termination of these arrangements, we may encounter obstacles in becoming fully independent and may encounter difficulty in replacing certain of these transition services on substantially the same terms and conditions, including cost, as were in place prior to termination of the transition services.

We may not be able to obtain funding on acceptable terms or at all because of volatility and uncertainty in the credit and capital markets. This may hinder or prevent us from meeting our future capital needs.

Global financial markets and economic conditions have been, and continue to be, disrupted and volatile due to a variety of factors, including uncertainty in the financial services sector, low consumer confidence, continued high unemployment, geopolitical issues and the current weak economic conditions. In addition, the fixed income markets have experienced periods of extreme volatility that have negatively impacted market liquidity conditions. As a result, the cost of raising money in the debt and equity capital markets has increased substantially at times while the availability of funds from those markets diminished significantly. In particular, as a result of concerns about the stability of financial markets generally and the solvency of lending counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders and institutional investors increase interest rates, enact tighter lending standards, refuse to refinance existing debt on similar terms or at all and reduce or, in some cases, cease to provide funding to borrowers. Due to these factors, we cannot be certain that new debt or equity financing will be available on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. Moreover, without adequate funding, we may be unable to execute our growth strategy, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

Competition from companies who produce their own supply feedstocks, have extensive retail outlets, make alternative fuels or have greater financial and other resources than we do could materially and adversely affect our business and results of operations.

Our refining operations compete with domestic refiners and marketers in regions of the United States in which we operate, as well as with domestic refiners in other regions and foreign refiners that import products into the United States. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and individual consumers. Certain of our competitors have larger and more complex refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources than we do and access to proprietary sources of controlled crude oil production. Unlike these competitors, we obtain substantially all of our feedstocks from unaffiliated sources. We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil supply and other feedstocks or intense price fluctuations.

Newer or upgraded refineries will often be more efficient than our refineries, which may put us at a competitive disadvantage. We have taken significant measures to maintain our refineries including the installation of new equipment and redesigning older equipment to improve our operations. However, these actions involve significant uncertainties, since upgraded equipment may not perform at expected throughput levels, the yield and product quality of new equipment may differ from design specifications and modifications may be needed to correct equipment that does not perform as expected. Any of these risks associated with new equipment, redesigned older equipment or repaired equipment could lead to lower revenues or higher costs or otherwise have an adverse effect on future results of operations and financial condition. Over time, our refineries may become obsolete, or be unable to compete, because of the construction of new, more efficient facilities by our competitors.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy could have a material adverse effect on our business, results of operations and financial condition.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and distribution markets. We may also be subject to United States trade and economic sanctions laws, which change frequently as a result of foreign policy developments, and which may necessitate changes to our crude oil acquisition activities. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

The recent recession and credit crisis and related turmoil in the global financial system has had and may continue to have an adverse impact on the refining industry.

Our business and profitability are affected by the overall level of demand for our products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Declines in global economic activity and consumer and business confidence and spending during the recent global downturn have significantly reduced the level of demand for our products. Reduced demand for our products has had and may continue to have an adverse impact on our business, financial condition, results of operations and cash flows. In addition, continued downturns in the economy impact the demand for refined fuels and, in turn, result in excess refining capacity. Refining margins are impacted by changes in domestic and global refining capacity, as increases in refining capacity can adversely impact refining margins, earnings and cash flows.

Our business is indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by the recent recession and credit crisis and related turmoil in the global financial system have included or could include interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products and the inability of customers to pay for our products. Any of these events may have an adverse impact on our business, financial condition, results of operations and cash flows.

The geographic concentration of our East Coast refineries creates a significant exposure to the risks of the local economy and other local adverse conditions.

Our East Coast refineries are both located in the mid-Atlantic region on the East Coast and therefore are vulnerable to economic downturns in that region. These refineries are located within a relatively limited geographic area and we primarily market our refined products in that area. As a result, we are more susceptible to regional conditions than the operations of more geographically diversified competitors and any unforeseen events or circumstances that affect the area could also materially adversely affect our revenues and profitability. These factors include, among other things, changes in the economy, weather conditions, demographics and population.

We must make substantial capital expenditures on our operating facilities to maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs and/or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations or cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of new facilities (or improvements and repairs to our existing facilities and equipment) could adversely affect our ability to achieve targeted internal rates of return and operating results. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

•	denial or delay in issuing regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of modular components and/or construction materials;

•	severe adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors and suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and/or

•	non-performance or force majeure by, or disputes with, vendors, suppliers, contractors or sub-contractors involved with a project.

Our refineries contain many processing units, a number of which have been in operation for many years. Equipment, even if properly maintained, may require significant capital expenditures and expenses to keep it operating at optimum efficiency. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs that are more frequent than our scheduled turnarounds for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that the units are not operating.

Our forecasted internal rates of return are also based upon our projections of future market fundamentals, which are not within our control, including changes in general economic conditions, available alternative supply and customer demand. Any one or more of these factors could have a significant impact on our business. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our financial position, results of operations or cash flows.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining business.

Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and construction work. Decreased demand during the winter months can lower gasoline prices. As a result, our operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year.

We may not be able to successfully execute our strategy of growth within the refining industry through acquisitions.

A component of our growth strategy is to selectively consider strategic acquisitions within the refining sector based on performance through the cycle, advantageous access to crude oil supplies, attractive refined products market fundamentals and access to distribution and logistics infrastructure. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on acceptable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental, safety or other regulatory standards or for investments to improve operating results;

•	difficulties in achieving anticipated operational improvements; and

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.

Our business may suffer if any of our key senior executives or other key employees discontinues employment with us. Furthermore, a shortage of skilled labor or disruptions in our labor force may make it difficult for us to maintain labor productivity.

Our future success depends to a large extent on the services of our key senior executives and other key employees. Our business depends on our continuing ability to recruit, train and retain highly qualified employees in all areas of our operations, including engineering, accounting, business operations, finance and other key back-office and mid-office personnel. Furthermore, our operations require skilled and experienced employees with proficiency in multiple tasks. The competition for these employees is intense, and the loss of these executives or employees could harm our business. If any of these executives or other key personnel resigns or becomes unable to continue in his or her present role and is not adequately replaced, our business operations could be materially adversely affected.

A portion of our workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of June 30, 2011, approximately 282 of our 437 employees at Paulsboro are covered by a collective bargaining agreement that expires in March of 2012. In addition, 573 of our 886 employees at Delaware City and Toledo are covered by a collective bargaining agreement that would have expired in February of 2012 but has been extended, subject to modifications to make them consistent with agreements that are negotiated with others in the industry during interim periods, and is currently anticipated to expire in February of 2015. We may not be able to renegotiate our collective bargaining agreements on satisfactory terms or at all when such agreements expire. A failure to do so may increase our costs. Other employees of ours who are not presently represented by a union may become so represented in the future as well. In addition, our existing labor agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any work stoppage could negatively affect our results of operations and financial condition.

Our hedging activities may limit our potential gains, exacerbate potential losses and involve other risks.

We may enter into commodity derivatives contracts to hedge our crack spread risk with respect to a portion of our expected gasoline and diesel production on a rolling basis. Consistent with that policy, at our request, MSCG may hedge some percentage of future gasoline and diesel production. We may enter into hedging arrangements with the intent to secure a minimum fixed cash flow stream on the volume of products hedged during the hedge term and to protect against volatility in commodity prices. However, our hedging arrangements may fail to fully achieve these objectives for a variety of reasons, including our failure to have adequate hedging arrangements, if any, in effect at any particular time and the failure of our hedging arrangements to produce the anticipated results. We may not be able to procure adequate hedging arrangements due to a variety of factors. Moreover, while intended to reduce the adverse effects of fluctuations in crude oil and refined product prices, such transactions may limit our ability to benefit from favorable changes in such prices. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	the volumes of our actual use of crude oil or production of the applicable refined products is less than the volumes subject to the hedging arrangement;

•

accidents, interruptions in feedstock transportation, inclement weather or other events cause unscheduled shutdowns or otherwise adversely affect our refineries, or those of our suppliers or customers;

•	the counterparties to our futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts the commodity or crack spread subject to the hedging arrangement.

As a result, the effectiveness of our hedging strategy could have material impact on our financial results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

In addition, these hedging activities involve basis risk. Basis risk in a hedging arrangement occurs when the price of the commodity we hedge is more or less variable than the index upon which the hedged commodity is based, thereby making the hedge less effective. For example, a NYMEX index used for hedging certain volumes of crude oil or refined products may have more or less variability than the cost or price for such crude oil or refined products. We generally do not expect to hedge the basis risk inherent in our derivatives contracts.

Our commodity derivative activities could result in period-to-period earnings volatility.

We do not apply hedge accounting to all of our commodity derivative contracts and, as a result, unrealized gains and losses will be charged to our earnings based on the increase or decrease in the market value of the unsettled position. These gains and losses may be reflected in our income statement in periods that differ from when the underlying hedged items (i.e., gross margins) are reflected in our income statement. Such derivative gains or losses in earnings may produce significant period-to-period earnings volatility that is not necessarily reflective of our underlying operational performance.

The recent adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivatives contracts to reduce the effect of commodity price, interest rate and other risks associated with our business.

The United States Congress recently adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Commodity Futures Trading Commission, or the CFTC, has also finalized regulations to set position limits for certain futures and option contracts in the major energy markets. The financial reform legislation may require us to comply with margin requirements and with certain clearing and trade-execution requirements, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require the counterparties to our derivatives contracts to transfer or assign some of their derivatives contracts to a separate entity, which may not be as creditworthy as the current counterparty. The new legislation and any new regulations could significantly increase the cost of derivatives contracts (including through requirements to post collateral), materially alter the terms of derivatives contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivatives contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

Our operations could be disrupted if our information systems fail, causing increased expenses and loss of sales.

Our business is highly dependent on financial, accounting and other data processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If a key system was to fail or experience unscheduled downtime for any reason, even if only for a short period, our operations and financial results could be affected adversely. Our systems could be damaged or interrupted by a security breach, fire, flood, power loss, telecommunications failure or similar event. We have a formal disaster recovery plan in place, but this plan may not prevent delays or other complications that could arise from an information systems failure. Further, our business interruption insurance may not compensate us adequately for losses that may occur.

We may have difficulty implementing our enterprise-wide information systems.

We are making a substantial investment in new enterprise-wide information systems, which we are in the process of completing. While we are currently testing the systems extensively, they may not function as we expect when subjected to the demands of our operations. We will also train our employees on the new processes and procedures necessary to operate the new systems; however, our employees may have problems adapting to these new processes and procedures. If these systems do not function as expected during the implementation period or our employees are not able to comply with the process and procedural demands of the new systems, we could have difficulty, for example, procuring products, scheduling deliveries to our customers, invoicing our customers, paying our suppliers, managing our inventories, analyzing our performance and preparing financial statements. In addition, we could incur substantial additional expense if the implementation takes longer than currently planned. If we experience difficulty implementing our new enterprise-wide information systems, it could have a material adverse impact on our financial condition and results of operations.

Product liability claims and litigation could adversely affect our business and results of operations.

Product liability is a significant commercial risk. Substantial damage awards have been made in certain jurisdictions against manufacturers and resellers based upon claims for injuries caused by the use of or exposure to various products. Failure of our products to meet required specifications or claims that a product is inherently defective could result in product liability claims from our shippers and customers, and also arise from contaminated or off-specification product in commingled pipelines and storage tanks and/or defective fuels. There can be no assurance that product liability claims against us would not have a material adverse effect on our business or results of operations.

We may incur significant liability under or costs and capital expenditures to comply with environmental, product specification, health and safety regulations, which are complex and change frequently.

Our refinery and pipeline operations are subject to federal, state and local laws regulating, among other things, the generation, storage, handling, use and transportation of petroleum and other regulated materials, the emission and discharge of materials into the environment, waste management, remediation of contaminated sites, characteristics and composition of gasoline and diesel and other matters otherwise relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety.

Compliance with the complex array of federal, state and local laws relating to the protection of the environment, product specification, health and safety is difficult. We may not be able to operate in compliance with all environmental, product specification, health and safety requirements at all times. Violations of applicable requirements could result in substantial fines and penalties, criminal sanctions, permit revocations, injunctions and/or facility shutdowns, or claims for alleged personal injury, property damage or damage to natural resources. Moreover, our business is subject to accidental spills, discharges or other releases of petroleum or other regulated materials into the environment including at neighboring areas or third party storage, treatment or disposal facilities. Certain environmental laws impose strict, and in certain circumstances, joint and several, liability for costs of investigation and cleanup of such spills, discharges or releases on owners and operators of, as well as persons who arrange for treatment or disposal of regulated materials at, contaminated sites. Under these laws, we may be required to pay more than our fair share of any required investigation or cleanup of such sites.

We cannot predict what additional environmental, product specification, health and safety legislation or regulations will be adopted in the future, or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. For example, in 2010 New York State adopted a Low-Sulfur Heating Oil mandate that beginning July 1, 2012 will require all heating oil sold in New York State to contain no more than 15 PPM sulfur. We currently do not produce heating oil that meets this specification. Expenditures or costs for environmental, product specification, health and safety compliance could have a material adverse effect on our results of operations, financial condition and profitability.

We may also incur liability or be required to pay penalties for past contamination, and third parties may assert claims against us for damages allegedly arising out of any past or future contamination. The potential penalties and clean-up costs for past or future releases or spills, the failure of prior owners of our facilities to complete their clean-up obligations, the liability to third parties for damage to their property, or the need to address newly-discovered information or conditions that may require a response could be significant, and the payment of these amounts could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we operate in environmentally sensitive coastal waters where tanker, pipeline and refined product transportation operations are closely regulated by federal, state and local agencies and monitored by environmental interest groups.

Finally, transportation of crude oil and refined products over water involves inherent risk and subjects us to the provisions of the Federal Oil Pollution Act of 1990 and the laws of various states. Among other things, these laws require us to demonstrate in some situations our capacity to respond to a “worst case discharge” to the maximum extent possible. We have contracted with various spill response service companies in the areas in which we transport crude oil and refined products to meet the requirements of the Federal Oil Pollution Act of 1990 and state and foreign laws. However, there may be accidents involving tankers transporting crude oil or refined products, and response services may not respond to a “worst case discharge” in a manner that will adequately contain that discharge, or we may be subject to liability in connection with a discharge.

Environmental clean-up and remediation costs of our sites and environmental litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition.

We are subject to liability for the investigation and clean-up of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the treatment or disposal of regulated materials. We may become involved in future litigation or other proceedings. If we were to be held responsible for damages in any litigation or proceedings, such costs may not be covered by insurance and may be material. Historical soil and groundwater contamination has been identified at each of our refineries. Currently remediation projects are underway in accordance with regulatory requirements at the Paulsboro and Delaware City refineries. In connection with the acquisitions of our refineries, the prior owners have retained certain liabilities or indemnified us for certain liabilities, including those relating to pre-acquisition soil and groundwater conditions, and in some instances we have assumed certain liabilities, including certain remediation obligations at the Paulsboro refinery. However, if the prior owners fail to satisfy their obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for remediation expenses and other environmental liabilities, which could have a material adverse effect on our financial condition. As a result, in addition to making capital expenditures or incurring other costs to comply with environmental laws, we also may be liable for significant environmental litigation or for investigation and remediation costs and other liabilities arising from the ownership or operation of these assets by prior owners, which could materially adversely affect our financial condition, results of operations and cash flow. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Contractual Obligations and Commitments” and “Business—Environmental, Health and Safety Matters.”

We may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other regulated materials, such as asbestos, benzene, MTBE and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination from our properties. A significant increase in the number or success of these claims could materially adversely affect our financial condition, results of operations and cash flow.

Regulation of emissions of greenhouse gases could force us to incur increased capital and operating costs and could have a material adverse effect on our results of operations and financial condition.

Both houses of Congress have actively considered legislation to reduce emissions of GHGs, such as carbon dioxide and methane, including proposals to establish a cap and trade system, create a federal renewable energy or “clean” energy standard requiring electric utilities to provide a certain percentage of power from such sources, and create enhanced incentives for use of renewable energy and increased efficiency in energy supply and use. In addition, the Environmental Protection Agency, or EPA, is taking steps to regulate GHGs under the existing federal Clean Air Act. The EPA has already adopted regulations limiting emissions of GHGs from motor vehicles, addressing the permitting of GHG emissions from stationary sources, and requiring the reporting of GHG emissions from specified large GHG emission sources, including refineries. These and similar regulations could require us to incur costs to monitor and report GHG emissions or reduce emissions of GHGs associated with our operations. In addition, various states, individually as well as in some cases on a regional basis, have taken steps to control GHG emissions, including adoption of GHG reporting requirements, cap and trade systems and renewable portfolio standards. Efforts have also been undertaken to delay, limit or prohibit EPA and possibly state action to regulate GHG emissions, and it is not possible at this time to predict the ultimate form, timing or extent of federal or state regulation. However, in the event we do incur increased costs as a result of increased efforts to control GHG emissions, there are no assurances that we can pass on any of these costs to our customers. Such requirements also could adversely affect demand for the refined petroleum products that we produce. Any increased costs or reduced demand could materially and adversely affect our business and results of operation.

Renewable fuels mandates may reduce demand for the refined fuels we produce, which could have a material adverse effect on our results of operations and financial condition.

Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuel Standards, or RFS, implementing mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States. Under RFS, the volume of renewable fuels that obligated refineries must blend into their finished petroleum fuels increases annually over time until 2022. In addition, certain states have passed legislation that requires minimum biodiesel blending in finished distillates. On October 13, 2010, the EPA raised the maximum amount of ethanol allowed under federal law from 10% to 15% for cars and light trucks manufactured since 2007. The maximum amount allowed under federal law currently remains at 10% ethanol for all other vehicles. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may increase. Because we do not produce renewable fuels, increasing the volume of renewable fuels that must be blended into our products displaces an increasing volume of our refinery’s product pool, potentially resulting in lower earnings and profitability. In addition, in order to meet certain of these EPA requirements, we must purchase credits, known as “RINS,” which have fluctuating costs.

Our pipelines are subject to federal and/or state regulations, which could reduce the amount of cash we generate.

Our transportation activities are subject to regulation by multiple governmental agencies. The regulatory burden on the industry increases the cost of doing business and affects profitability. Additional proposals and proceedings that affect the oil industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission, the United States Department of Transportation, and the courts. We cannot predict when or whether any such proposals may become effective or what impact such proposals may have. Projected operating costs related to our pipelines reflect the recurring costs resulting from compliance with these regulations, and these costs may increase due to future acquisitions, changes in regulation, changes in use, or discovery of existing but unknown compliance issues.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and profitability.

We are subject to the requirements of the Occupational Safety & Health Administration, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, process safety standards and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and the cash flows of the business if we are subjected to significant fines or compliance costs.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities, including federal, state, local and foreign taxes such as income, excise, sales/use, payroll, franchise, property, gross receipts, withholding and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Certain of these liabilities are subject to periodic audits by the respective taxing authorities, which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties. There can be no certainty that our federal, state, local or foreign taxes could be passed on to our customers.

Our rapid growth may strain our resources and divert management’s attention.

We were a development stage enterprise prior to our acquisition of Paulsboro on December 17, 2010. With the further acquisition of Toledo and the re-start of Delaware City, we have experienced rapid growth in a short period of time. While we are establishing internal controls and back office support appropriate to a company of our size, continued expansion may strain our resources and force management to focus attention from other business concerns to the development of incremental internal controls and procedures, which could harm our business and operating results. We may also need to hire more employees, which will increase our costs and expenses.

We rely on Statoil and MSCG, over whom we may have limited control.

We rely on Statoil and MSCG to provide us with certain volumetric and pricing data used in our inventory valuations. Our limited control over the activities and business practices of these providers, any inability on our part to maintain satisfactory commercial relationships with them or their failure to provide quality services could materially and adversely affect our business, results of operations, financial condition and our ability to produce financial statements in a timely manner.

Changes in our credit profile could adversely affect our business.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms for our purchases or require us to post security or letters of credit prior to payment. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This, in turn, could cause us to be unable to operate one or more of our refineries at full capacity.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.

Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorizations or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns. In addition, major modifications of our operations could require changes to our existing permits or expensive upgrades to our existing pollution control equipment, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

Our substantial indebtedness may significantly affect our financial flexibility in the future. As of June 30, 2011, on a pro forma basis after giving effect to the intended refinancing transaction, we would have had total long-term debt, including current maturities, of $741.2 million, and we could have incurred an additional $440.9 million of senior secured indebtedness under our ABL Revolving Credit Facility. We may incur additional indebtedness in the future, although our ability to do so will be restricted by the terms of our existing indebtedness. Our strategy includes executing future refinery acquisitions. Any significant acquisition would likely require us to incur additional indebtedness in order to finance all or a portion of such acquisition. The level of our indebtedness has several important consequences for our future operations, including that:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness and will not be available for other purposes;

•

covenants contained in our existing debt arrangements require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited; and

•	we may be at a competitive disadvantage to those of our competitors that are less leveraged; and we may be more vulnerable to adverse economic and industry conditions.

We have significant principal payments due under our debt instruments. Our subsidiaries’ ability to meet their principal obligations will be dependent upon our future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay our substantial indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Despite our level of indebtedness, we and our subsidiaries may be able to incur substantially more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future including secured debt. Although our debt instruments and financing arrangements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our currently anticipated debt levels, the substantial leverage risks described above would increase. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. See “Description of Certain Material Indebtedness.”

Restrictive Covenants in our debt instruments may limit our ability to undertake certain types of transactions.

Various covenants in our debt instruments and other financing arrangements may restrict our and our subsidiaries’ financial flexibility in a number of ways. Our indebtedness subjects us to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, pay dividends or make certain other restricted payments and investments, consummate certain asset sales or asset swaps, conduct businesses other than our current businesses, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Some of these debt instruments also require our subsidiaries to satisfy or maintain certain financial condition tests in certain circumstances. Our subsidiaries’ ability to meet these financial condition tests can be affected by events beyond our control and they may not meet such tests.

We and PBF Holding are each a holding company that depends upon cash from our subsidiaries to meet our obligations, including our indebtedness, tax liabilities and obligations to make payments under the tax receivable agreement, or to pay dividends in the future. Such funds may not be available in certain circumstances.

We and PBF Holding are each a holding company and all of our operations are conducted through subsidiaries of PBF Holding. We and PBF Holding have no independent means of generating revenue. We have no material assets other than our ownership of New Holdings Units. Therefore, we and PBF Holding depend on the cash flow of our subsidiaries to meet our obligations, including our indebtedness, tax liabilities and obligations to make payments under the tax receivable agreement. Our ability to pay dividends on our stock will also depend upon the earnings and cash flows of, and cash distributions, dividends and other payments from, our subsidiaries. If we or PBF Holding do not receive such cash distributions, dividends or other payments from our subsidiaries, we and PBF Holding may be unable to meet our obligations or pay dividends. Generally, the ability of a subsidiary to make cash available to its parent is affected by its own operating results and is subject to applicable laws and contractual restrictions contained in its debt instruments and other agreements.

We intend to cause PBF Holding to make distributions to its members in an amount sufficient to enable us to cover all applicable taxes at assumed tax rates, payments owed by us under the tax receivable agreement, and to pay other obligations and dividends, if any, declared by us. To the extent we need funds and PBF Holding is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition.

Moreover, there may be restrictions on payments by subsidiaries of PBF Holding to PBF Holding under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. Our subsidiaries are limited by the contractual restrictions contained in our debt arrangements, including our ABL Revolving Credit Facility. As a result, although our subsidiaries may have cash, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

We may have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate sufficient cash flows or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to meet our payment obligations under the agreements entered into in connection with the acquisitions of our refineries, or our future debt obligations, comply with certain deadlines related to environmental regulations and standards, or pursue our business strategies, in which case our operations may not perform as we currently expect. We have substantial short-term capital needs and may have substantial long term capital needs. Our short-term working capital needs are primarily related to financing certain of our refined products inventory not covered by our various clean products offtake agreements. Our long-term needs for cash include those to support ongoing capital expenditures for equipment maintenance and upgrades during turnarounds at our refineries and to complete our routine and normally scheduled maintenance, regulatory and security expenditures. In addition, from time to time, we are required to spend significant amounts for repairs when one or more processing units experiences temporary shutdowns. We continue to utilize significant capital to upgrade equipment, improve facilities, and reduce operational, safety and environmental risks. In connection with the Paulsboro acquisition, we assumed certain significant environmental obligations, and may similarly do so in future acquisitions. We will likely incur substantial compliance costs in connection with new or changing environmental, health and safety regulations. Additionally, we may be required to pay up to $125.0 million to Sunoco in contingent consideration for the acquisition of Toledo over the next five years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Contractual Obligations and Commitments.” Our liquidity will affect our ability to satisfy any of these needs or obligations.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on our existing indebtedness.

Any default under the agreements governing our other indebtedness, including a default under our ABL Revolving Credit Facility, that is not cured or waived in accordance with the terms thereof, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on our existing indebtedness and substantially affect the market value of our Class A common stock. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our other indebtedness, or if we otherwise fail to comply with the various covenants, including operating covenants, in the instruments governing our indebtedness (including covenants in our ABL Revolving Credit Facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could, in certain circumstances, elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our ABL Revolving Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If we breach our covenants under our ABL Revolving Credit Facility or our other indebtedness there can be no assurance that we may be able to obtain a waiver from the parties required under the ABL Revolving Credit Facility or such other indebtedness, as applicable. If this occurs, we would be in default under the instrument governing that indebtedness, the lenders or holders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

You will experience an immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase in this offering.

The initial public offering price per share of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase Class A common stock in this offering will be diluted by $         per share after giving effect to the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, the mid-point of the estimated price range set forth on the cover page of this prospectus. If we grant options in the future to our employees, and those options are exercised or other issuances of Class A common stock are made, there will be further dilution. See “Dilution.”

Substantially all of the proceeds from this offering will be used to purchase New Holdings Units from our existing owner.

We intend to use substantially all of the proceeds from this offering to purchase New Holdings Units from PBF LLC, which is owned by Blackstone and First Reserve and certain of our directors, executive officers and other employees, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. In addition, we expect that a substantial portion of the net proceeds from the intended refinancing transaction will be used to repay certain indebtedness immediately following the completion of that proposed transaction. See “Use of Proceeds” included elsewhere in this prospectus. As a result, only certain of the proceeds from this offering and the intended refinancing transaction will be available to us for other corporate purposes, such as expanding our business, which could negatively impact the value of your investment in our Class A common stock.

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our Class A common stock. We intend to apply to list our Class A common stock on the NYSE. However, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you buy. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters based on numerous factors that we discuss in the “Underwriting” section of this prospectus and may not be indicative of prices that will prevail in the open market following this offering.

Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering and our stock price may be highly volatile.

The initial public offering price of our Class A common stock is based on numerous factors and may not be indicative of the market price of our Class A common stock after this offering. The market price may be affected by such factors as:

•	variations in actual or anticipated operating results;

•	changes in, or failure to meet, earnings estimates of securities analysts;

•	market conditions in the oil refining industry;

•	regulatory actions;

•	general economic and stock market conditions; and

•	the availability for sale, or sales, of a significant number of shares of our Class A common stock in the public market.

These and other factors may cause the market price of our Class A common stock to decline below the initial public offering price, which in turn would adversely affect the value of your investment.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could significantly harm our profitability and reputation.

Future sales of our shares could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

After this offering, we will have              shares of Class A common stock outstanding. Of those shares, the shares we are offering will be freely tradable. In connection with this offering, we, our executive officers and directors, and Blackstone and First Reserve have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. See “Underwriting.” After the expiration of the 180-day lock-up period, PBF LLC will have the ability to cause us to register the resale of shares of Class A common stock that it may hold. These shares also may be sold under Rule 144 under the Securities Act, depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if we register additional shares, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

We do not intend to pay any cash dividends in the foreseeable future, which may depress the price of our Class A common stock.

We intend to reinvest any earnings in the growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our ABL Revolving Credit Facility. See “Description of Certain Material Indebtedness.” As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

As a “controlled company” within the meaning of the NYSE rules, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, investment funds affiliated with Blackstone and First Reserve will continue to control a majority of the combined voting power of all classes of our voting stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement that there be an annual performance evaluation of the corporate governance and compensation committees. If available, we intend to utilize some or all of these exemptions. As a result, we would not be required to have a majority of independent directors nor would our corporate governance and compensation committees consist entirely of independent directors. In addition, although we will have adopted charters for our audit, corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you would not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and common stock price.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended. Beginning with the year ending December 31, 2012, pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, and our auditors will be required to deliver an attestation report on the operating effectiveness of our internal control over financial reporting. The report by our management must contain, among other things, an assessment of the effectiveness of our internal control over financial reporting and audited consolidated financial statements as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

As an organization that recently exited the development stage and has grown rapidly through the acquisition of significant operations, we are currently in the process of developing our internal controls over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet.

In connection with the preparation of our interim financial statements, we identified a material weakness relating to controls over critical business and accounting functions performed by third party service providers and significant deficiencies regarding spreadsheet controls and the timely completion and review of account reconciliations and other analyses as part of our financial closing process. Management has taken the following steps to remediate these issues:

•

In August 2011, we retained a nationally recognized certified public accounting firm to assist us with assessing, designing and documenting our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act;

•	We have hired additional resources (and expect to continue to hire additional resources) to assist with completing the financial statement closing process on a more timely basis;

•	We are in the process of documenting our financial statement closing process, including establishing more comprehensive account reconciliation and review procedures and spreadsheet controls;

•	We are in the process of implementing additional oversight controls over the significant business and accounting processes performed by third parties; and

•

We are in the process of developing and implementing information technology systems, accounting processes and procedures, and hiring commercial, accounting and information technology personnel in order to bring in-house the business and accounting processes currently performed by third parties.

While we expect that these issues will be remediated on or before December 31, 2012, which is the date by which we must comply with Section 404 of the Sarbanes-Oxley Act, we may not be able to successfully remediate these matters and we may have additional deficiencies or material weaknesses in the future. We have not yet determined the costs directly associated with these remediation activities, but they could be substantial.

If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, management may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our debt agreements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting in the future. This could materially adversely affect us and lead to a decline in our Class A common stock price.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time and expense to various compliance matters.

After we become a publicly traded corporation, we will incur substantial legal, accounting, and other expenses that we did not previously incur as a private company. In addition, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, along with rules promulgated by the SEC and the NYSE, where our stock is expected to trade, have imposed significant requirements on public companies, including many changes involving corporate governance. Management and other company personnel will be required to devote a substantial amount of time ensuring our compliance with these regulations. Accordingly, our legal and accounting expenses will increase significantly, and certain corporate actions will become more time-consuming and costly.

We are controlled by our existing owners, whose interests may differ from those of our public stockholders.

We are controlled, and after this offering will continue to be controlled, by funds associated with Blackstone and First Reserve. After the completion of this offering, through PBF LLC, each of Blackstone and First Reserve will continue to beneficially own in the aggregate approximately     % of our Class A common stock and approximately     % of the combined voting power of our Class A and Class B common stock. In addition, Blackstone and First Reserve will have the ability to elect all of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests.

In addition, immediately following this offering and the application of net proceeds therefrom, our existing owners, including Blackstone and First Reserve, will beneficially own     % of the New Holdings Units. Because they hold their ownership interest in our business through PBF LLC, rather than through PBF Energy, the public company, these existing owners may have conflicting interests with holders of shares of our Class A common stock. For example, our existing owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement that we will enter into in connection with this offering, and whether and when we should terminate the tax receivable agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

In addition, Blackstone and First Reserve may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you. For example, they could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. So long as they continue to beneficially own a majority of the combined voting power of our Class A and Class B common stock, they will have the ability to control the vote in any election of directors. See “Management,” “Principal Stockholders” and “Certain Relationships and Related Transactions.” This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. Lastly, Blackstone and First Reserve are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us.

We will be required to pay PBF LLC for certain tax benefits we may claim arising in connection with this offering, future exchanges of New Holdings Units for shares of Class A Common Stock and related transactions, and the amounts we may pay could be significant.

As described in “Organizational Structure—Offering Transactions,” we intend to use substantially all of the proceeds from this offering (net of certain expenses) to purchase New Holdings Units from PBF LLC, which is owned by Blackstone and First Reserve and certain of our directors, executive officers and other employees, with the balance used to purchase newly issued New Holdings Units from PBF Holdings. We will enter into a tax receivable agreement with PBF LLC that will provide for the payment by PBF Energy to PBF LLC of         % of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) the increases in tax basis resulting from our purchases or exchanges of New Holdings Units as part of the Offering Transactions or in the future and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

We expect that the payments that we may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by PBF Energy of New Holdings Units as part of the Offering Transactions to aggregate $         (or $         if the underwriters exercise their option to purchase additional shares) and to range over the next 15 years from approximately $         million to $         million per year (or approximately $         million to $         million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments to PBF LLC in respect of subsequent exchanges of New Holding Units would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and/or distributions to PBF Energy by PBF Holding are not sufficient to permit PBF Energy to make payments under the tax receivable agreement after it has paid its taxes and other obligations. The payments under the tax receivable agreement are not conditioned upon PBF LLC’s continued ownership of us.

In certain cases, payments under the tax receivable agreement to PBF LLC may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement will provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement, PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired New Holdings Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. As a result, (a) we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and (b) if we elect to terminate the tax receivable agreement early, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. Upon an actual exchange following a change of control, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine in accordance with the tax receivable agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that we actually realize in respect of (a) the increases in tax basis resulting from our purchases or exchanges of New Holdings Units and (b) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Anti-takeover provisions in our certificate of incorporation and bylaws and Delaware law may discourage or delay a change in control.

Provisions contained in our certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our certificate of incorporation and bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Therefore, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our Class A common stock. These rights may have the effect of delaying or deterring a change of control of our company. Certain provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our services;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) tightly and generate earnings and cash flow;

•	our substantial indebtedness described in this prospectus;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	our expectations with respect to our acquisition activity;

•	our ability to retain key employees; and

•	the costs of being a public company, including Sarbanes-Oxley Act compliance.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements speak only as of the date of this prospectus or as of the date as of which they are made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third-party forecasts and management’s good faith estimates and assumptions about our markets and our internal research. We have not independently verified such third party information nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information or management’s estimates or assumptions contained in this prospectus. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors.”

This prospectus contains certain information regarding refinery complexity as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. Certain data presented in this prospectus is from the Oil and Gas Journal Report dated December 6, 2010.

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure immediately following this offering:

Recapitalization

Prior to this offering, PBF Holding was a wholly owned subsidiary of PBF LLC. Prior to the consummation of this offering, the limited liability company agreement of PBF Holding will be amended and restated to, among other things, modify its capital structure by creating a new class of units that we refer to as “New Holdings Units.” Immediately following this recapitalization but prior to the Offering Transactions described below, there will be              New Holdings Units issued and outstanding.

We refer to the foregoing transactions, collectively, as the “Recapitalization.”

Incorporation of PBF Energy

PBF Energy was incorporated as a Delaware corporation on November 7, 2011. PBF Energy has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of PBF Energy at the time of the offering will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Prior to completion of this offering,             shares of Class B common stock of PBF Energy will be issued to PBF LLC, providing it with no economic rights but entitling it, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of PBF Energy for each New Holdings Unit held by such holder, as described in “Description of Capital Stock—Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

We and PBF LLC will enter into an exchange agreement under which, subject to the terms of the exchange agreement, PBF LLC (or certain permitted transferees thereof) will have the right to exchange its New Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Transactions—Exchange Agreement.”

Offering Transactions

At the time of this offering, PBF Energy intends to purchase New Holdings Units from PBF LLC and from PBF Holding, at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering. PBF Energy will purchase newly-issued New Holdings Units from PBF Holding in an amount equal to $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and will purchase New Holdings Units from PBF LLC in an amount equal to the remaining gross proceeds of this offering. PBF Holding will bear or reimburse PBF Energy for all of the expenses of this offering, including underwriting discounts.

Accordingly, at the time of this offering PBF Energy will purchase from PBF LLC          New Holdings Units for an aggregate of $         million and purchase from PBF Holding          newly-issued New Holdings Units for an aggregate of $         million (or          newly-issued New Holdings Units for an aggregate of $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). PBF LLC will then distribute these proceeds to Blackstone and First Reserve and certain of our directors, executive officers and other employees. See “Principal Stockholders” for further information regarding the proceeds from this offering that will be paid to Blackstone and First Reserve and certain of our directors, executive officers and other employees.

At any time following this offering, PBF LLC may (subject to the terms of the exchange agreement) exchange its remaining New Holdings Units for shares of Class A common stock of PBF Energy on a one-for-one basis. The purchase of New Holdings Units and subsequent exchanges are expected to result, with respect to PBF Energy, in increases in the tax basis of the assets of PBF Holding that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that PBF Energy would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We will enter into a tax receivable agreement with PBF LLC that will provide for the payment by PBF Energy to PBF LLC of         % of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of PBF Energy and not of PBF Holding. We estimate that the incremental tax basis of the assets of PBF Holding that will be attributable to PBF Energy at the time of this offering will be approximately $         million. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

In connection with its acquisition of New Holdings Units, PBF Energy will become the sole managing member of PBF Holding. Accordingly, although PBF Energy will initially have a minority economic interest in PBF Holding, PBF Energy will have 100% of the voting power and control the management of PBF Holding.

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above:

•

the investors in this offering will collectively own              shares of our Class A common stock (or              shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and PBF Energy will hold          New Holdings Units (or          New Holdings Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•	PBF LLC will hold New Holdings Units (or New Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the investors in this offering will collectively have     % of the voting power in PBF Energy (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

PBF LLC, through its holdings of our Class B common stock, will have     % of the voting power in PBF Energy (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Our post-offering organizational structure will allow PBF LLC to retain its equity ownership in PBF Holding, an entity that is classified as a partnership for United States federal income tax purposes, in the form of New Holdings Units. Investors in this offering will, by contrast, hold their equity ownership in PBF Energy, a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that PBF LLC generally finds it advantageous to hold its equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. We do not believe that our organizational structure gives rise to any significant benefit or detriment to our business or operations.

As noted above, we will enter into an exchange agreement with PBF LLC that will entitle it to exchange its New Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. The exchange agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 New Holdings Units or all of the vested New Holdings Units held by PBF LLC. The exchange agreement will also provide that PBF LLC will not have the right to exchange New Holdings Units if PBF Energy determines that such exchange would be prohibited by law or regulation or would violate other agreements with PBF Energy to which PBF LLC may be subject. PBF Energy may impose additional restrictions on exchange that it determines to be necessary or advisable so that PBF Holding is not treated as a “publicly traded partnership” for United States federal income tax purposes.

PBF LLC also holds shares of Class B common stock of PBF Energy. Although the shares of Class B common stock have no economic rights, they allow PBF LLC to exercise voting power at PBF Energy, the managing member of PBF Holding, at a level that is consistent with PBF LLC’s overall equity ownership of the business of PBF Holding and its subsidiaries. Under the amended and restated certificate of incorporation of PBF Energy, following the offering, each holder of Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each New Holdings Unit held by such holder. Accordingly, as PBF LLC sells New Holdings Units to us as part of the Offering Transactions or subsequently exchanges New Holdings Units for shares of Class A common stock of PBF Energy pursuant to the exchange agreement, the voting power afforded to PBF LLC by its shares of Class B common stock is automatically and correspondingly reduced.

Holding Company Structure

PBF Energy will be a holding company, and its sole material asset will be an equity interest in PBF Holding. As the sole managing member of PBF Holding, PBF Energy will control all of the business and affairs of PBF Holding and its subsidiaries.

PBF Energy will consolidate the financial results of PBF Holding and its subsidiaries, and the ownership interest of PBF LLC will be reflected as a noncontrolling interest in PBF Energy’s consolidated financial statements.

Pursuant to the limited liability company agreement of PBF Holding, PBF Energy has the right to determine when distributions will be made to the members of PBF Holding and the amount of any such distributions. If PBF Energy authorizes a distribution, such distribution will be made to the members of PBF Holding pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in PBF Holding, including PBF Energy, will generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF Holding. Net profits and net losses of PBF Holding will generally be allocated to its members (including PBF Energy) pro rata in accordance with the percentages of their respective limited liability company interests. The amended and restated limited liability company agreement of PBF Holding will provide for cash distributions to the holders of limited liability company interests of PBF Holding based on certain assumptions. In accordance with the limited liability company agreement, we intend (subject to applicable restrictions, including pursuant to covenants in our debt instruments) to cause PBF Holding to make cash distributions to the holders of New Holdings Units with respect to the taxable income of PBF Holding that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of PBF Holding allocable to such holder of New Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses).

See “Certain Relationships and Related Transactions—PBF Holding Limited Liability Company Agreement.”

USE OF PROCEEDS

The proceeds to PBF Energy from this offering, before deducting underwriting discounts, will be approximately $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

PBF Energy intends to use $         million of the proceeds from this offering to purchase New Holdings Units from PBF LLC, which will then distribute these proceeds to Blackstone and First Reserve and certain of our directors, executive officers and other employees, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for further information regarding the proceeds from this offering.

PBF Energy intends to use all of the remaining proceeds from this offering, or $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), to purchase newly-issued New Holdings Units from PBF Holding, as described under “Organizational Structure—Offering Transactions.” We intend to cause PBF Holding to use these proceeds to pay the expenses of this offering, including aggregate underwriting discounts of $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and other offering expenses estimated at $         million. Any remaining proceeds, including proceeds from the exercise by the underwriters of their option to purchase additional shares of Class A common stock, will be used by PBF Holding for general corporate purposes, including to potentially repay outstanding indebtedness.

A $1.00 increase (decrease) in the assumed initial public offering price $         per share would increase (decrease) the net proceeds to PBF Energy from this offering by approximately $         million, assuming that the number of shares offered by PBF Energy, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by PBF Energy.

Pending specific application of these proceeds, the proceeds will be invested primarily in cash.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our Class A common stock will be made at the discretion of our board of directors and will depend upon, among other things, general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

PBF Energy is a holding company and has no material assets other than its ownership interests of New Holdings Units in PBF Holding. We intend to cause PBF Holding to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If PBF Holding makes such distributions to PBF Energy, PBF LLC will be entitled to receive proportionate distributions.

In addition, the ability of PBF Holding to pay dividends and make distributions is and in the future may be limited by covenants in its credit facilities and other debt instruments. See “Description of Certain Material Indebtedness.”

PBF Holding has not made any distributions to PBF LLC since its formation. However, prior to the completion of this offering, PBF Holding anticipates making tax-related distributions to PBF LLC for further distribution to its existing owners of $             million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2011:

•	on a historical basis for PBF Holding; and

•

on a pro forma basis for PBF Energy, including to give effect to the (a) sale of             shares of our Class A common stock in this offering at the initial public offering price of $         (the mid-point of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses, and (b) the intended refinancing transaction.

This information should be read in conjunction with sections entitled “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Material Indebtedness” and “Unaudited Pro Forma Consolidated Financial Statements,” and the historical consolidated financial statements and related notes thereto included in this prospectus.

	June 30, 2011
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents	$143,397	$

Debt:
Long-term debt (including current portion)	$862,721

Equity:
Member’s capital	925,925
Class A common stock, par value $0.001 per share, shares to be authorized, shares to be issued and outstanding, actual; shares to be authorized, shares to be issued and outstanding, on a pro forma basis	—
Class B common stock, par value $0.001 per share, shares to be authorized, shares to be issued and outstanding, actual; shares to be authorized, shares to be issued and outstanding, on a pro forma basis	—
Additional paid-in capital	—
Accumulated other comprehensive income	(1,049)
Retained earnings	64,233
Noncontrolling interest	—

Total equity	989,109

Total capitalization	$1,851,830	$

DILUTION

Dilution is the amount by which the offering price paid by purchasers of shares of Class A common stock in this offering will exceed the net tangible book value per share of Class A common stock immediately after the completion of this offering. Net tangible book value per share as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. The net tangible book value of our Class A common stock as of June 30, 2011 was $        , or approximately $         per share. On a pro forma basis, after giving effect to the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $         (the mid-point of the estimated price range set forth on the cover page of this prospectus), after giving effect to the Recapitalization and assuming that our existing owner exchanged its New Holdings Units for newly-issued shares of Class A common stock on a one-for-one basis, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2011 would have been $        , or approximately $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors.

The following table illustrates this dilution on a per share of Class A common stock basis:

Assumed initial public offering price per share		$
Net tangible book value as of June 30, 2011	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

Because our existing owner does not own any Class A common stock or other economic interest in us, we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that PBF LLC exchanged its New Holdings Units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to the offering would be $         per share. This represents an increase in pro forma net tangible book value of $         per share to existing stockholders and dilution in pro forma net tangible book value of $         per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma net tangible book value per share after this offering and the dilution to new investors by $        , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, on a pro forma basis, as of June 30, 2011, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by existing stockholders and by new investors purchasing shares of our Class A common stock in this offering, assuming that PBF LLC exchanged all of its New Holdings Units for shares of our Class A common stock on a one-for-one basis, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $         per share, as specified above, and excludes underwriting discounts and commissions and estimated offering expenses payable by PBF Energy:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
PBF LLC
New investors

Total

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements are presented to show how we might have looked if the Paulsboro and Toledo acquisitions, the intended refinancing transaction, the Recapitalization and Offering Transactions described under “Organizational Structure,” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical consolidated financial statements of PBF Holding and Paulsboro and the statements of revenues and direct expenses of Toledo, each included elsewhere in this prospectus. PBF Holding will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following this offering.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2010 and for the six months ended June 30, 2011 have been derived by starting with PBF Holding’s financial data and giving pro forma effect to the consummation of the Paulsboro and Toledo acquisitions, the intended refinancing transaction, the Recapitalization and Offering Transactions, and the use of the estimated net proceeds from this offering as if they had occurred on January 1, 2010. The unaudited pro forma consolidated balance sheet as of June 30, 2011 gives effect to the intended refinancing transaction, the Recapitalization and Offering Transactions and the use of the estimated net proceeds from this offering as if they had occurred on June 30, 2011. As a result of the Paulsboro and Toledo acquisitions, our historical financial results include the results of Paulsboro from December 17, 2010 through December 31, 2010 and the results of operations for Toledo from March 1, 2011 forward.

Sunoco did not manage Toledo as a stand-alone business as either a subsidiary or division, and therefore complete historical financial statements are not available. The statements of revenue and expenses reflect items specifically identified to the refinery and therefore exclude certain other items such as interest income, interest expenses and income taxes not directly related to the refinery. They also reflect certain allocations Sunoco made for shared resources utilized prior to the acquisition which were considered reasonable.

No pro forma adjustments have been included for our acquisition of Delaware City. At the time of our acquisition, Delaware City was idle and was therefore not deemed to be an acquisition of a business. During the period from June 1, 2010 until operations were re-started in June 2011, we incurred various expenditures which were included in our actual results of operations. As the Delaware City acquisition was not a business combination, the pro forma information contains no adjustments to reflect our operating revenues or expenses that we expect to generate in connection with the re-start.

The pro forma adjustments related to the Paulsboro and Toledo acquisitions are preliminary and are based on information obtained to date by management, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities as well as any pre-acquisition contingencies and final determination of acquisition-related costs. The actual adjustments may differ from those reflected in these unaudited pro forma consolidated financial statements. Revisions to the preliminary purchase price allocation of the acquisitions may have a significant impact on the pro forma amounts of total assets, total liabilities and total equity, cost of sales, operating expense and costs, and depreciation and amortization.

The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date. Further, the unaudited pro forma consolidated financial statements do not reflect the impact of restructuring activities, cost savings, non-recurring charges, employee termination costs and other exit costs that may result from or in connection with the Paulsboro and Toledo acquisitions. For example, the unaudited pro forma consolidated financial data does not give effect to the anticipated termination of employees deemed redundant or the reconfiguration of facilities.

The pro forma adjustments principally give effect to:

•

The purchase by PBF Energy of New Holding Units with the net proceeds of this offering and the related effects of the tax receivable agreement. See “Certain Relationships and Related Transactions—Tax Receivable Agreement”;

•

A provision for corporate income taxes on the income of PBF Energy at an effective rate of     %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction;

•	The use of proceeds from the intended refinancing transaction to repay or reduce certain of our existing indebtedness; and

•	The acquisitions of Paulsboro and Toledo.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—PBF Holding,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Predecessor Paulsboro,” our historical consolidated financial statements and related notes thereto, the historical financial statements and related notes thereto of Paulsboro and the historical financial information and related notes thereto of Toledo, included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2011

	PBF Holding Company LLC Actual	Pro Forma Adjustments			PBF Energy Inc. Pro Forma
	(in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$143,937	$		(a)		$—
Accounts receivable, net	351,004		—
Inventories	1,469,369		—
Other current assets	14,321		—

Total Current Assets	1,978,631
Property, buildings and equipment, net	1,426,670		—
Deferred tax asset				(b)
Deferred charges and other assets, net	153,208			(c)

Total Assets	$3,558,509	$			$

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$284,966		$—
Accrued expenses	1,276,371			(d)
Current portion of long-term debt	161,250			(e)
Deferred revenue	101,601		—

Total Current Liabilities	1,824,188
Delaware Economic Development Authority Loan	20,000		—
Long-term debt	681,471			(f)
Payable to related parties pursuant to tax receivable agreement				(b)
Other long-term liabilities	43,741		—

Total Liabilities	2,569,400
Commitments and Contingencies
Member’s/Stockholders’ Equity
Member’s equity	925,925			(g)
Class A common stock	—			(g)
Additional paid-in capital	—			(g)
Accumulated other comprehensive loss	(1,049)
Retained earnings	64,233			(h)

Total member’s equity/Total stockholders’ equity attributable to PBF Energy Inc.	989,109
Noncontrolling interest	—			(i)

Total Liabilities and Equity	$3,558,509	$			$

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)	Represents the adjustment to cash and cash equivalents for sources and uses of funds from the intended refinancing transaction as summarized below:

(b)	Reflects adjustments to give effect to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—Tax Receivable Agreement”) based on the following assumptions:

•

we will record an increase of $         million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of     % (which includes a provision for U.S. federal, state, and local income taxes);

•

we will record $         million, representing     % of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability due to PBF LLC under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(c)	Represents the elimination of historical deferred financing costs of approximately $ million related to our outstanding debt that we intend to repay from the proceeds of the intended refinancing transaction, and the recording of estimated deferred financing costs of approximately $ million in relation to the notes offered in connection with the intended refinancing transaction.

(d)	Represents the payment of $ million of accrued interest related to the refinanced debt that will be retired with the proceeds from the notes offered in connection with the intended refinancing transaction as detailed in Note (a) above.

(e)	Represents the retirement of the $ million of our outstanding debt that we intend to repay from the proceeds of the intended refinancing transaction (included in current portion of long-term debt) and $ million of current portion of the $ million in such refinanced debt.

(f)	Represents the net increase in long term debt from the issuance of the notes offered in connection with the intended refinancing transaction. The pro forma balance of $ million consists of the indebtedness incurred in connection with the intended refinancing transaction, our Delaware City catalyst capital lease obligation of $18.4 million, construction financing of $15.0 million and remaining borrowings under our ABL Revolving Credit Facility of $12.9 million ($325.0 million outstanding at June 30, 2011 less $ million as shown in Note (a)).

(g)	Represents an adjustment to stockholders’ equity reflecting (i) par value for Class A common stock to be outstanding following this offering, (ii) an increase of $ million of additional paid-in capital as a result of net proceeds from this offering, (iii) a decrease of $ million to allocate a portion of PBF Energy’s equity to the noncontrolling interest, (iv) an increase of $ million due to the tax receivable agreement as described in footnote (b) above, and (v) the elimination of member’s equity of $925.9 million upon consolidation.

(h)	Represents the adjustment to equity for the elimination of $ million of deferred financing costs related to the refinancing of the Term Loan Facility in connection with the intended refinancing transaction.

(i)	As described in “Organizational Structure,” PBF Energy will become the sole managing member of PBF Holding. PBF Energy will initially own less than 100% of the economic interest in PBF Holding, but will have 100% of the voting power and control the management of PBF Holding. As a result, we will consolidate the financial results of PBF Holding and will record a noncontrolling interest. Immediately following this offering, the noncontrolling interest, based on the assumptions to the pro forma information, will be %. Pro forma noncontrolling interest represents % of the pro forma equity of PBF Holding of $ , which differs from the pro forma equity of PBF Energy as the former is not affected by the adjustments related to the tax receivable agreement described in footnote (b).

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2011

	PBF Holding Company LLC Actual	Toledo Period from January 1, 2011 through February 28, 2011(p)	Pro Forma Adjustments			PBF Energy Inc. Pro Forma
	(in thousands)
Revenues	$5,439,137	$1,053,206		$(52,015)	(n)

Cost and expenses
Cost of sales, excluding depreciation	4,980,836	916,418		(52,015)	(n)
Operating expenses, excluding depreciation	251,859	40,726		—
General and administrative expenses(m)	47,620	3,674		—
Acquisition related expenses	635	—		(506)	(j)
Depreciation and amortization expense	18,907	—		4,209	(k)

	5,299,857	960,818		(48,312)

Operating income (loss)	139,280	92,388		(3,703)

Other income (expense)
Change in fair value of catalyst lease obligation	569	—		—
Interest expense, net	(19,095)	—			(l)
Other income	—	59		—

	120,754	92,447
Income tax expense (benefit)	—	—			(o)

Net income	$120,754	$92,447

Less net income attributable to noncontrolling interest					(q)

Net income attributable to PBF Energy Inc.			$			$

Weighted Average Shares of Class A common stock outstanding
Basic
Diluted
Net income available to Class A common stock per share
Basic
Diluted
Pro forma net income available to Class A common stock per share
Basic
Diluted

Unaudited Pro Forma Consolidated Statement of Operations

For Year Ended December 31, 2010

	PBF Holding Company LLC Actual	Paulsboro Period from January 1, 2010 through December 16, 2010	Toledo Year Ended December 31, 2010(p)	Pro Forma Adjustments			PBF Energy Inc. Pro Forma
	(in thousands)
Revenues	$210,671	$4,708,989	$5,662,062		$(330,328)	(n)

Cost and expenses
Cost of sales, excluding depreciation	203,971	4,487,825	5,322,547		(330,328)	(n)
Operating expenses, excluding depreciation	25,140	259,768	198,963		—
General and administrative expenses(m)	15,859	14,606	29,836		—
Acquisition related expenses	6,051	—	—		(4,115)	(j)
Asset impairment loss	—	895,642	3,578		—
Depreciation and amortization expense	1,402	66,361	60,446		(88,892)	(k)

	252,423	5,724,202	5,615,370		(423,335)

Operating (loss) income	(41,752)	(1,015,213)	46,692		93,007

Other income (expense)
Change in fair value of catalyst lease obligation	(1,217)	—	—		—
Interest (expense) income, net	(1,388)	500	—			(l)
Other expense, net	—	—	(690)		—

	(44,357)	(1,014,713)	46,002
Income tax expense (benefit)	—	(322,962)	—			(o)

Net (loss) income	$(44,357)	$(691,751)	$46,002

Less net loss attributable to noncontrolling interest						(q)

Net (loss) income attributable to PBF Energy Inc.				$			$

Weighted Average Shares of Class A common stock outstanding
Basic
Diluted
Net income (loss) available to Class A common stock per share
Basic
Diluted
Pro forma net income (loss) available to Class A common stock per share
Basic
Diluted

NOTES TO THE UNAUDITED PRO FORMA

CONSOLIDATED STATEMENTS OF OPERATIONS

(j)	To eliminate the acquisition related expenses that relate to the Paulsboro and Toledo acquisitions.

(k)	To reflect the change in depreciation and amortization arising from the Paulsboro and Toledo acquisitions as follows:

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
Pro forma depreciation and amortization expense(1)	$37,915	$4,209
Historical depreciation and amortization expense	(126,807)	—

Pro forma adjustment	$(88,892)	$4,209

(1)	Six months ended June 30, 2011 includes only two months of pro forma depreciation and amortization expense for the two months prior to our acquisition of Toledo on March 1, 2011.

(l)	Estimates the impact of the intended refinancing transaction, the elimination of Paulsboro interest income and the refinancing of existing senior debt described in “Use of Proceeds” as follows:

	Year Ended December 31, 2010		Six Months June 30, 2011
Estimated interest expense for the notes issued in connection with the intended refinancing transaction(1)	$		$
Estimated amortization of deferred financing fees related to the notes issued in connection with the intended refinancing transaction(2)
Eliminate historical interest income for Paulsboro		(500)		—
Eliminate historical interest expense and amortization of deferred financing fees for refinanced debt(3)		1,129		10,810

Pro forma adjustment	$		$

(1)	Reflects pro forma cash interest expense related to the notes issued in connection with the intended refinancing transaction. A 0.25% change in the interest rate on the notes offered hereby would change our annual interest expense by approximately $ million.
(2)	Amortization expense related to the estimated deferred financing fees capitalized in connection with the indebtedness to be incurred in connection with the intended refinancing transaction, which are being amortized over 10 years.
(3)	Reflects the elimination of historical interest expense, net of the estimated unused commitment fee, arising from debt instruments paid off in connection with the notes issued in connection with the intended refinancing transaction.

(m)	General and administrative expenses represent historical costs from PBF Holding, Paulsboro and Toledo. Paulsboro and Toledo’s historical financial information include certain general and administrative costs incurred by Valero and Sunoco that were subsequently allocated to Paulsboro and Toledo as direct and indirect costs attributable to each refinery. These costs are not necessarily indicative of what would have been incurred had each refinery been a standalone entity or operated as a subsidiary of PBF Holding nor are these costs necessarily indicative of what general and administration costs will be in the future. In addition, under various transition service agreements with Valero and Sunoco, we have incurred a total of $5.3 million of expense for the six month period ended June 30, 2011.

(n)	To adjust consumer excise taxes reported gross within the historical Toledo statement of operations to net which conforms to PBF Holding accounting policy and statement of operations presentation.

(o)

Following the Recapitalization and Offering Transactions, PBF Energy will be subject to U.S. federal income taxes, in addition to state and local and foreign taxes, with respect to its allocable share of any taxable income of PBF Holding. As a result, this reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdictions.

(p)	Reflects the historical revenues and direct expenses of Toledo. The statements of revenue and expenses reflect items specifically identified to the refinery and therefore exclude certain other items such as interest income, interest expenses and income taxes not directly related to the refinery. They also reflect certain allocations Sunoco made for shared resources utilized prior to the acquisition which were considered reasonable.

(q)	As described in “Organizational Structure,” PBF Energy will become the sole managing member of PBF Holding. PBF Energy will initially own less than 100% of the economic interest in PBF Holding, but will have 100% of the voting power and control the management of PBF Holding. Immediately following this offering, the noncontrolling interest will be %. Net income attributable to the noncontrolling interest represents %, $ of income before income taxes $ . These amounts have been determined based on an offering price of $ and the assumption that the underwriter’s option to purchase additional shares is not exercised. If the assumed offering price increased by $1.00 to $ per share, the ownership percentage held by the noncontrolling interest would decrease to %, or % if the over-allotment is exercised. If the assumed offering price decreased by $1.00 to $ per share, the ownership percentage held by the noncontrolling interest would increase to % or % if the over-allotment is exercised. Net income available to Class A common stock per share would not be significantly different if the assumed offering price changed by $1.00.

SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data of PBF Holding

The following table presents the selected historical consolidated financial data of PBF Holding. PBF Holding will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical consolidated financial statements following this offering. The selected historical consolidated financial data for the period from March 1, 2008 (date of inception) through December 31, 2008 and as of December 31, 2008 and for the years ended, and as of, December 31, 2009 and 2010 have been derived from audited financial statements of PBF Holding, included elsewhere in this prospectus. As a result of the Paulsboro and Toledo acquisitions, the historical consolidated financial results of PBF Holding only include the results of operations for Paulsboro and Toledo from December 17, 2010 and March 1, 2011 forward, respectively. The information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 was derived from the unaudited consolidated financial statements of PBF Holding (included elsewhere in this prospectus) which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

The historical consolidated financial data and other statistical data presented below should be read in conjunction with the consolidated financial statements of PBF Holding and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The consolidated financial information may not be indicative of our future performance.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

	Period from March 1, 2008 (Date of Inception) through December 31, 2008(3)	Year Ended December 31, 2009(3)	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
	(in thousands)
Statement of operations data:
Revenues(1)	$134	$228	$210,671	$440	$5,439,137

Cost and expenses
Cost of sales, excluding depreciation	—	—	203,971	—	4,980,836
Operating expenses, excluding depreciation	—	—	25,140	4,152	251,859
General and administrative expenses	6,378	6,294	15,859	5,105	47,620
Acquisition related expenses(2)	—	—	6,051	1,346	635
Depreciation and amortization expense	18	44	1,402	161	18,907

	6,396	6,338	252,423	10,764	5,299,857

(Loss) income from operations	(6,262)	(6,110)	(41,752)	(10,324)	139,280

Other (expense) Income
Change in fair value of catalyst lease obligation	—	—	(1,217)	—	569
Interest income (expense), net	198	10	(1,388)	3	(19,095)

Net (loss) income	$(6,064)	$(6,100)	$(44,357)	$(10,321)	$120,754

Less—Net income attributable to the noncontrolling interest	(165)	—	—	—	—

Net (loss) income attributable to PBF Holding	$(6,229)	$(6,100)	$(44,357)	$(10,321)	$120,754

Balance sheet data (at end of period):
Total assets	$25,040	$19,150	$1,274,393	$265,748	$3,558,509
Total long-term debt	—	—	305,064	—	842,721
Total equity	24,810	18,694	458,661	242,478	989,109

Other financial data:
Capital expenditures(4)	$118	$70	$72,118	—	$429,750

(1)	$4.8 million of the year ended December 31, 2010 revenues was directly related to terminalling revenues at our Delaware City refinery. Consulting services income provided to a related party was $10, $221 and $98 for the years ended December 31, 2010, 2009 and the period March 1, 2008 (date of inception) to December 31, 2008, respectively.
(2)	Acquisition related expenses consist of consulting and legal expenses related to the Paulsboro and Toledo acquisitions as well as non-consummated acquisitions.
(3)	December 31, 2008 and 2009 balance sheet data is that of PBF Investments LLC. See notes to PBF Holding consolidated financial statements.
(4)	Includes expenditures for construction in progress, property, plant and equipment and deferred turnaround costs.

Selected Historical Financial Data of Paulsboro, PBF Holding’s Predecessor

The following table presents Paulsboro’s selected historical financial data. We refer to Paulsboro as PBF Holding’s “Predecessor” or “Predecessor Paulsboro”, as prior to its acquisition PBF Holding generated substantially no revenues and prior to the acquisition of Paulsboro and the Delaware City assets, was a new company formed to pursue acquisitions of crude oil refineries and downstream assets in North America. At the time of its acquisition, Paulsboro represented the major portion of PBF Holding’s business and assets.

The financial statements and supplementary data of Predecessor Paulsboro, are presented as of, and for the fiscal years ended, December 31, 2008 and 2009 and for the period from January 1, 2010 through December 16, 2010 and as of December 16, 2010, periods prior to PBF Holding’s acquisition. These financial statements were prepared by the former management of Predecessor Paulsboro and audited by Predecessor Paulsboro’s independent registered public accounting firm. The financial statements and supplementary data presented as of June 30, 2010 and for the six months ended June 30, 2010, periods prior to acquisition, are unaudited. The financial statements and supplementary data of Predecessor Paulsboro presented herein may not be representative of the operations of PBF going forward for the following reasons, among others:

•

Both PBF Holding’s financial statements and Paulsboro’s financial statements contain items which require management to make considerable judgments and estimates. There can be no assurance that the judgments and estimates made by PBF Holding’s management will be identical or even similar to the historical judgments and estimates made by Paulsboro’s former management.

•	The financial statements of Paulsboro contain allocations of certain general and administrative expenses and income taxes specific to Valero.

•

The financial statements of Paulsboro reflect depreciation and amortization expense and asset impairment losses based on Valero’s historical cost basis for the applicable assets. PBF Holding’s cost basis in such assets is different.

The historical financial data and other statistical data presented below should be read in conjunction with Paulsboro’s financial statements and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Predecessor Paulsboro.”

PAULSBORO REFINING BUSINESS—PBF HOLDING’S PREDECESSOR

	Fiscal Year Ended December 31,		Period from January 1, 2010 through December 16, 2010	Six Months Ended June 30, 2010
	2008	2009
		(in thousands)
Statement of operations data:
Operating revenues(1)	$6,448,379	$3,549,517	$4,708,989	$2,338,685

Cost and expenses:
Cost of sales(2)	5,718,685	3,419,460	4,487,825	2,215,970
Operating expenses	317,093	266,319	259,768	128,745
General and administrative expenses(3)	15,619	15,594	14,606	7,319
Asset impairment loss	705	8,478	895,642	2
Depreciation and amortization expense	56,634	65,103	66,361	33,919

Total costs and expenses	6,108,736	3,774,954	5,724,202	2,385,955

Operating income (loss)	339,643	(225,437)	(1,015,213)	(47,270)
Interest and other income and expense, net	551	1,249	500	297

Income (loss) before income tax expense (benefit)	340,194	(224,188)	(1,014,713)	(46,973)
Income tax expense (benefit)(4)	131,445	(86,586)	(322,962)	(17,580)

Net income (loss)	$208,749	$(137,602)	$(691,751)	$(29,393)

Balance sheet data (at end of period):
Total assets	$1,434,980	$1,440,557	$510,205	$1,466,823
Total liabilities	392,099	357,289	42,582	358,135
Net parent investment	1,042,881	1,083,268	467,623	1,108,688

Selected financial data:
Capital expenditures	$198,647	$96,754	$20,122	$18,948

(1)	Operating revenues consist of refined products sold from Paulsboro to Valero that were recorded at intercompany transfer prices, which were market prices adjusted by quality, location, and other differentials on the date of the sale.
(2)	Cost of sales consist of the cost of feedstock acquired for processing, including transportation costs to deliver the feedstock to Paulsboro. Purchases of feedstock by Paulsboro from Valero were recorded at the cost paid to independent third parties by Valero.
(3)	General and administrative expenses include allocations and estimates of general and administrative costs of Valero that were attributable to the operations of Paulsboro.
(4)	The income tax provision represented the current and deferred income taxes that would have resulted if Paulsboro were a stand-alone taxable entity filing its own income tax returns. Accordingly, the calculations of current and deferred income tax provision require certain assumptions, allocations, and estimates that Paulsboro management believed were reasonable to reflect the tax reporting for Paulsboro as a stand-alone taxpayer.

The selected financial data as of December 31, 2006 and 2007 and for the years ended December 31, 2006 and 2007 has been omitted because it is not available without the expenditure of unreasonable effort and expense. We believe the omission of this financial data does not have a material impact on the understanding of our results of operations, financial performance and related trends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations is divided into sections entitled “Executive Summary,” “Factors Affecting Comparability,” “Factors Affecting Operating Results,” “Results of Operations—PBF Holding,” “Results of Operations—Predecessor Paulsboro,” “Liquidity and Capital Resources,” “Cash Flows Analysis of Paulsboro Refining Business—PBF Holding’s Predecessor,” “Credit Facilities,” “Cash Balances,” “Liquidity,” “Working Capital,” “Pro Forma Contractual Obligations and Commitments,” “Off-Balance Sheet Arrangements,” “Quantitative and Qualitative Disclosures about Market Risk,” “Critical Accounting Policies” and “Recent Accounting Pronouncements.” Information therein should help provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during the first two quarters of 2011 and the year ended 2010 compares to the applicable prior periods. The historical results of operations for PBF Holding’s Predecessor is presented and discussed separately to allow the readers of our prospectus to better evaluate the historical operating performance of our current business.

Executive Summary

We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets located in Delaware City, Delaware, Paulsboro, New Jersey, and Toledo, Ohio, which we acquired in 2010 and 2011. Our refineries have a combined processing capacity, known as throughput, of approximately 540,000 bpd, and a weighted average Nelson complexity index of 11.3.

The following table summarizes our history and acquisitions:

March 1, 2008	PBF was formed.

June 1, 2010	The idle Delaware City refinery and its related assets were acquired from Valero for approximately $220.0 million.

December 17, 2010	The Paulsboro refinery was acquired from Valero for approximately $357.7 million, excluding working capital.

March 1, 2011	The Toledo refinery was acquired from Sunoco for approximately $400.0 million, excluding working capital.

June 2011	Delaware City re-started operations.

Throughout this prospectus we include financial statements and other financial and operating data for the Paulsboro Refining Business for periods prior to its acquisition date of December 17, 2010. We refer to Paulsboro as PBF Holding’s “Predecessor” or “Predecessor Paulsboro,” because prior to our acquisition, we generated substantially no revenues and prior to our acquisition of Paulsboro and the Delaware City assets, we were a new company formed to pursue acquisitions of crude oil refineries and downstream assets in North America. At the time of its acquisition, Paulsboro represented the major portion of our business and assets.

Factors Affecting Comparability

Our results over the past three years have been affected by the following events, which must be understood in order to assess the comparability of our period to period financial performance and condition.

Acquisition of Delaware City Refinery

Through our subsidiaries, Delaware City Refining and Delaware Pipeline Company LLC, we acquired the idle Delaware City refinery and its related assets, including a petroleum product terminal, a petroleum products pipeline and an electric generation facility, on June 1, 2010 from Valero for approximately $220.0 million in cash funded entirely by equity. We also incurred approximately $4.3 million in acquisition costs. The acquisition of the Delaware City refinery and its related assets was accounted for as an acquisition of assets. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market value. The results of operations have been included in our consolidated financial statements since June 1, 2010. For the period from June 1, 2010 through June 2011, when we re-started refinery operations, our results of operations included only certain minor terminal operations and substantial capital improvement activities to prepare the refinery and power plant for re-start.

The prior owner shut down the Delaware City refinery in the fourth quarter of 2009 due to, among other reasons, financial losses caused by one of the worst recessions in recent history. We were therefore able to acquire the refinery at an attractive price, obtain economic support from the State of Delaware to re-start the refinery, and enter into a new contract with the relevant union at the refinery.

On June 1, 2010, we hired 63 employees of the prior owner to assist us with implementing our refinery turnaround/reconfiguration plan and to conduct terminal operations at the refinery. These employees primarily held positions as engineers, refinery operators, terminal operators, dockworkers, maintenance workers and administrative staff prior to our acquisition of the refinery assets. In connection with our acquisition, we were able to negotiate a new contract with the union including: (1) reopening of the refinery with approximately 470 employees, compared to 700 prior to shutdown by Valero; (2) flexibility with respect to which workers are hired (no seniority clause); (3) different benefits packages; and (4) more flexible work rules.

We began re-starting operations at Delaware City in June 2011. Since our acquisition through June 30, 2011, we invested approximately $440.0 million at the refinery in turnaround and restart projects. We also decommissioned the gasifier unit located at the property, which will decrease emissions and, we believe, improve the reliability of the refinery. In addition, we have completed a cogeneration project to convert the electric generation units at the refinery to use natural gas as a fuel and a hydrocracker corrosion control project aimed at increasing throughput. Through these capital investments and by restructuring certain operations, we have significantly lowered the operating expenses of the Delaware City refinery.

In connection with our re-start of the refinery, we received a $20.0 million loan from the State of Delaware which converts to a grant contingent upon our continued operation of the refinery and certain other conditions. The State of Delaware also agreed to reimburse us $12.0 million in the aggregate for the dredging of the Delaware River near the refinery over the next six years, granted us $1.5 million to fund employee training programs, and granted us $10.0 million towards the conversion of the gas turbines at the refinery to run on natural gas.

We also obtained a new operating agreement for the Delaware City refinery that does not require construction of previously scheduled cooling water towers that the prior owner planned to spend $120.0 million to install. A decision on the cooling water tower requirement has been deferred until the next permitting cycle, approximately five years from the date of the existing permit. The permits, issued pursuant to the new operating agreement, also provide a plant-wide limit for certain emissions rather than source specific limits. Based on our shutdown of the gasifier unit and the resulting reduction of certain emissions by converting the combustion turbines to natural gas, we avoided additional controls on specific sources that the prior owner anticipated spending $200.0 million to install. As a result of these negotiations, we now have the operational flexibility to manage our emissions in the most cost effective manner.

The Delaware City refinery has a throughput capacity of 190,000 bpd and a Nelson complexity index of 11.3. It is located on a 5,000-acre site, with access to waterborne cargoes and an extensive distribution network of pipelines, barges and tankers, truck and rail. Delaware City is a fully integrated operation that receives crude via ship or barge at its docks located on the Delaware River. The crude and other feedstocks are transported, via pipes, to an extensive tank farm where they are stored until processing. In addition, there is a 17-bay, 50,000 bpd capacity truck loading rack located adjacent to the refinery, and a 23-mile interstate pipeline that is used to distribute clean products.

The acquisition of the Delaware City refinery and its related assets was accounted for as an acquisition of assets. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market value. The results of operations, which include certain minor terminal operations and substantial capital improvement activities to prepare the refinery and power plant for re-start, have been included in our combined and consolidated financial statements since June 1, 2010.

Acquisition of Paulsboro Refinery

We acquired the entities that owned the Paulsboro refinery (including an associated natural gas pipeline) on December 17, 2010, from Valero for approximately $357.7 million, excluding working capital. We paid the purchase price with the $160.0 million Senior Secured Note and cash funded with equity. The purchase price excludes inventory purchased on our behalf by MSCG and Statoil. The acquisition was accounted for using the acquisition method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values and is subject to finalization. The results of operations of the Paulsboro refinery have been included in our combined and consolidated financial statements as of December 17, 2010. We invested approximately $60.0 million in capital in April 2011 to complete a scheduled turnaround at the refinery.

Paulsboro has a throughput capacity of 180,000 bpd and a Nelson complexity index of 13.2. The Paulsboro refinery is located on approximately 950 acres on the Delaware River in Paulsboro, New Jersey, just south of Philadelphia, and approximately 30 miles away from Delaware City. The refinery processes a variety of medium and heavy, sour crude oils.

Acquisition of Toledo Refinery

Through our subsidiary, Toledo Refining, we acquired the Toledo refinery on March 1, 2011, from Sunoco for approximately $400.0 million, excluding working capital. We paid the purchase price with the $200.0 million Promissory Note and cash funded with equity. We also purchased certain finished and intermediate products in inventory for approximately $299.6 million with the proceeds from a note provided to Sunoco that we subsequently repaid on May 31, 2011 with proceeds from our ABL Revolving Credit Facility. Additionally, included in the terms of the sale is a five-year participation payment of up to $125.0 million payable to Sunoco based on future earnings of Toledo. See “—Pro Forma Contractual Obligations and Commitments.” The acquisition was accounted for using the acquisition method of accounting with the purchase price allocated to the assets acquired and liabilities assumed based on their estimated fair market values. The results of operations of the Toledo refinery have been included in our combined and consolidated financial statements as of March 1, 2011.

Toledo has a throughput capacity of 170,000 bpd and a Nelson complexity index of 9.2. Toledo processes a slate of light, sweet crudes from Canada, the Midcontinent, the Bakken region and the U.S. Gulf Coast. The Toledo refinery is located on a 282-acre site near Toledo, Ohio, 60 miles from Detroit.

Amended and Restated ABL Revolving Credit Facility

On May 31, 2011, we amended the terms of our ABL Revolving Credit Facility to increase its size to $500.0 million and included certain inventory and accounts receivable of the Toledo refinery in the borrowing base. In addition, the interest rate was changed to the Adjusted LIBOR Rate plus 2.00% to 2.50%, depending on the excess availability, as defined, and the maturity date was extended to May 31, 2016. On an ongoing basis, the ABL Revolving Credit Facility will be available to be used for working capital and other general corporate purposes. We are currently in discussions with our lenders to increase the facility size from $500.0 million to $750.0 million. Although we expect this increase to become effective during the fourth quarter of 2011, there is no assurance that we will be able to increase the facility by that amount or at all.

Letter of Credit Facility

On January 25, 2011, we entered into a short-term letter of credit facility, which was subsequently amended on April 26, 2011, under which we can obtain letters of credit up to $480.0 million composed of a committed maximum amount of $350.0 million and an uncommitted maximum amount of $130.0 million to support certain of our crude oil purchases. In the third quarter of 2011, we temporarily increased the uncommitted portion of the facility to $370.0 million, for a total facility size of $720.0 million. This temporary increase is in effect until December 31, 2011. The facility matures on April 24, 2012. We are charged letter of credit issuance fees and a fee for the unused portion of the committed letter of credit facility.

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices, our materials cost fluctuate significantly with movements in crude oil prices and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less materials cost) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that, when multiplied by a throughput number, provides an approximation of the gross margin generated by refining activities.

The performance of our East Coast refineries follows the currently published Dated Brent (NYH) 2-1-1 benchmark refining margins. For our Toledo refinery, we utilize a composite benchmark refining margin, the WTI (Chicago) 4-3-1, that is based on publicly available pricing information for products trading in the Chicago and United States Gulf Coast markets.

While the benchmark refinery margins presented below under “—Results of Operations—Predecessor Paulsboro—Paulsboro Refining Business—PBF Holding’s Predecessor—Market Indicators,” are representative of the results of our refineries, each refinery’s realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery to its corresponding benchmark. These factors include the refinery’s actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations, timing of crude oil and other feedstock purchases, a rising or declining crude and product pricing environment and commodity price management activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product-value advantages and disadvantages as compared to the refinery’s relevant benchmark.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. Our exposure to credit risk is represented by the carrying amount of the receivables that are presented in our balance sheet. To minimize credit risk, all customers are subject to extensive credit verification procedures and extensions of credit above defined thresholds are to be approved by the senior management. Our intention is to trade only with recognized creditworthy third parties. In addition, receivable balances are monitored on an ongoing basis. We also limit the risk of bad debts by obtaining bank securities such as guarantees or letters of credit.

Other Factors

We currently source our crude oil for Paulsboro and Delaware City on a global basis through a combination of market purchases and short-term purchase contracts through our crude supply contracts with Statoil. In addition, we have a long-term contract with the Saudi Arabian Oil Company (“SAOC”) pursuant to which we purchase a significant volume of crude that is processed at Paulsboro. Our Toledo refinery sources domestic and Canadian crude oil through similar market purchases through our crude supply contract with MSCG. We believe purchases based on market pricing has given us flexibility in obtaining crude oil at lower prices and on a more accurate “as needed” basis. Since our Paulsboro and Delaware City refineries access 100% of their crude slates from the Delaware River via ship or barge, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of utilities, natural gas and chemicals.

Our operating results are also affected by the reliability of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is managed through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics, whereas unplanned downtime does not afford us this opportunity.

Refinery-Specific Information

The following section includes refinery-specific information related to crude differentials, ancillary costs, and local premiums and discounts. For actual charge yields, including fuel consumed, by refinery, see “—Results of Operations—PBF Holding.”

Delaware City Refinery. The benchmark refining margin for the Delaware City refinery is calculated by assuming that two barrels of the benchmark Dated Brent crude oil are converted into one barrel of gasoline and one barrel of heating oil. We calculate this refining margin using the New York Harbor market value of gasoline and heating oil against the market value of Dated Brent crude oil and refer to the benchmark as the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Delaware City refinery has a product slate of approximately 50% gasoline, 40% distillate and 10% petroleum coke and other low-value products. For this reason, we believe the Dated Brent (NYH) 2-1-1 is an appropriate benchmark industry refining margin. The Dated Brent (NYH) 2-1-1 benchmark crack has averaged $10.10 per barrel over the period from January 1, 2011 to June 30, 2011. The majority of Delaware City revenues are generated off NYH-based market prices.

The Delaware City refinery’s realized gross margin on a per barrel basis has historically differed from the Dated Brent (NYH) 2-1-1 benchmark refining margin due to the following factors:

•

the Delaware City refinery processes a slate of primarily medium and heavy, and sour crude oil, which has constituted approximately 70% to 80% of total throughput. The remaining throughput consists of sweet crude oil and other feedstocks and blendstocks. Our total throughput costs have historically priced at a discount to Dated Brent; and

•

as a result of the heavy, sour crude slate processed at Delaware City, we produce low value products including sulfur, petroleum coke and fuel oil. These products are priced at a significant discount to gasoline, ULSD and heating oil and represent approximately 5% to 10% of our total production volume.

Paulsboro Refinery. The benchmark refining margin for the Paulsboro refinery is calculated by assuming that two barrels of the benchmark Dated Brent crude oil are converted into one barrel of gasoline and one barrel of heating oil. We calculate this refining margin using the New York Harbor market value of gasoline and heating oil against the market value of Dated Brent crude oil and refer to the benchmark as the Dated Brent (NYH) 2-1-1 benchmark refining margin. Our Paulsboro refinery has a product slate of approximately 40% gasoline, 40% distillate, 10% Group I lubricants and 10% petroleum coke and other low-value products. For this reason, we believe the Dated Brent (NYH) 2-1-1 is an appropriate benchmark industry refining margin. The Dated Brent (NYH) 2-1-1 benchmark crack has averaged $10.10 per barrel over the period from January 1, 2011 to June 30, 2011. The majority of Paulsboro revenues are generated off NYH-based market prices.

The Paulsboro refinery’s realized gross margin on a per barrel basis has historically differed from the Dated Brent (NYH) 2-1-1 benchmark refining margin due to the following factors:

•

the Paulsboro refinery processes a slate of primarily medium and heavy, and sour crude oil, which has historically constituted approximately 70% to 80% of total throughput. These feedstocks historically have priced at a discount to Dated Brent;

•

as a result of the heavy, sour crude slate processed at Paulsboro, we produce low value products including sulfur, petroleum coke and fuel oil. These products are priced at a significant discount to gasoline and heating oil and represent approximately 10% to 15% of our total production volume; and

•	the Paulsboro refinery produces Group I lubricants which, through an extensive production process, has a low volume yield which limits the volume expansion on crude inputs.

Toledo Refinery. The benchmark refining margin for the Toledo refinery is calculated by assuming that four barrels of benchmark WTI crude oil are converted into three barrels of gasoline, one-half barrel of ULSD and one-half barrel of jet fuel. We calculate this refining margin using the Chicago market values of gasoline and ULSD and the United States Gulf Coast value of jet fuel against the market value of WTI crude oil and refer to this benchmark as the WTI (Chicago) 4-3-1 benchmark refining margin. Our Toledo refinery has a product slate of approximately 55% gasoline, 35% distillate, 5% petrochemicals and 5% other low-value products. For this reason, we believe the WTI (Chicago) 4-3-1 is an appropriate benchmark industry refining margin. The majority of Toledo revenues are generated off Chicago-based market prices. The WTI (Chicago) 4-3-1 benchmark crack has averaged $22.65 per barrel over the period from January 1, 2011 to June 30, 2011.

The Toledo refinery’s realized gross margin on a per barrel basis has historically differed from the WTI (Chicago) 4-3-1 benchmark refining margin due to the following factors:

•	the Toledo refinery processes a slate of domestic sweet and Canadian synthetic crude oil. Typically, our blended average crude costs are higher than the market value of WTI crude oil;

•

the Toledo refinery is connected to its distribution network through a variety of third party product pipelines. While lower in cost when compared to barge or rail transportation, the inclusion of transportation costs increases our overall cost relative to the 4-3-1 benchmark refining margin; and

•	the Toledo refinery generates a pricing benefit on some of its products, primarily its petrochemicals.

Results of Operations—PBF Holding

The tables below summarize certain information relating to our operating results derived from our unaudited consolidated financial data for the six months ended June 30, 2010 and 2011 and our audited consolidated financial data for the years ended December 31, 2009 and 2010 and for the period from March 1, 2008 (date of inception) to December 31, 2008. This data should be read in conjunction with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

PBF Holding and Subsidiaries

	Period from March 1, 2008 (Date of Inception) through December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
			(in thousands)
Revenues	$134	$228	$210,671	$440	$5,439,137
Cost of sales, excluding depreciation	—	—	203,971	—	4,980,836

Gross margin, excluding depreciation(1)	134	228	6,700	440	458,301
Operating expenses, excluding depreciation	—	—	25,140	4,152	251,859
General and administrative expenses	6,378	6,294	15,859	5,105	47,620
Acquisition related expenses	—	—	6,051	1,346	635
Depreciation and amortization expense	18	44	1,402	161	18,907

	6,396	6,338	252,423	10,764	5,299,857
(Loss) income from operations	(6,262)	(6,110)	(41,752)	(10,324)	139,280
Change in fair value of catalyst lease obligation	—	—	(1,217)	—	569
Interest income (expense), net	198	10	(1,388)	3	(19,095)

Net (loss) income	$(6,064)	$(6,100)	$(44,357)	$(10,321)	$120,754
Less—Net income attributable to the noncontrolling interest	(165)	—	—	—	—

Net (loss) income attributable to PBF Holding	$(6,229)	$(6,100)	$(44,357)	$(10,321)	$120,754

(1)	Our gross margin is a non-GAAP financial measure because it excludes depreciation expense related to the refineries ($1.0 million for the year ended December 31, 2010 and $14.8 million for the six months ended June 30, 2011, all other periods were not material).

Six Months ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Overview—Net income was $120.8 million in the six month period ended June 30, 2011 compared to a net loss of $10.3 million for the six month period ended June 30, 2010. During most of 2010, we were a development stage company focused on the acquisition of oil refineries in North America. Our net loss in 2010 was related to those activities. Our 2011 net income is primarily due to contributions from our Paulsboro refinery, which we acquired on December 17, 2010 and our Toledo refinery, which we acquired on March 1, 2011.

Revenues—Revenues totaled $5.4 billion in the six month period ended June 30, 2011 compared to $440,000 in the six month period ended June 30, 2010. The increase was primarily due to the operations of our Paulsboro and Toledo refineries in the 2011 period. The total throughput rate at our Paulsboro refinery averaged approximately 145,500 bpd during the six month period ended June 30, 2011 and our Toledo refinery averaged approximately 148,200 bpd during the period from March 1, 2011 to June 30, 2011. Our Delaware City refinery was in the process of being restarted during the 2011 period and did not contribute significantly to our revenues. Our 2010 revenues were primarily related to consulting services that we provided to third parties and minor terminalling operations at our Delaware City refinery beginning June 1, 2010. We did not have any refinery operations during the first six months of 2010.

Gross Margin—Gross margin totaled $458.3 million in the six month period ended June 30, 2011 compared to $440,000 in the six month period ended June 30, 2010, an increase of $457.9 million. The increase in gross margin in 2011 was due to the acquisition of the Toledo refinery and a full six months of operations at the Paulsboro refinery. Additionally, the increase in gross margin was also driven by strong margins for most of the products we produce. Our strong margins were the result of wider crude oil price differentials.

Average industry refining margins and crude oil price differentials were stronger in the first six months of 2011 as compared to the first six months of 2010. The WTI (Chicago) 4-3-1 industry crack spread was approximately 157.7% higher, in the first six months of 2011 compared to the comparable period in 2010. The Dated Brent/WTI differential and Dated Brent/Maya differentials were $13.74 per barrel and $6.40 per barrel higher, respectively, in the six month period ended June 30, 2011 than in the comparable period in 2010. In the six months ended June 30, 2011, we believe these industry refining margins and crude oil price differentials were impacted by supply limitations of WTI crude stored at Cushing, Oklahoma which depressed the price of WTI. In addition, the demand for crude oil increased which, in turn, increased prices for non-WTI crude worldwide. As a result, the differential between light and heavy barrels widened. A strong Dated Brent/WTI crude differential has a significant positive impact on Toledo’s gross margin because its primary feedstock is mainly WTI and WTI-linked light, sweet crude oil. A wide Dated Brent/Maya crude differential, our proxy for the light/heavy differential, has a positive impact on Paulsboro and Delaware City as both refineries process a large slate of medium and heavy, sour crude oil that is priced at a discount to light, sweet crude oil.

Operating Expenses—Operating expenses totaled $251.9 million in the six month period ended June 30, 2011 compared to $4.2 million in the six month period ended June 30, 2010, an increase of $247.7 million. The increase was principally due to the operating expenses associated with three refineries during the 2011 period compared to one refinery during the 2010 period. We acquired Delaware City on June 1, 2010. Our operating expenses principally consist of salaries and employee benefits, maintenance, energy and catalyst and chemicals.

General and Administrative Expenses—General and administrative expenses totaled $47.6 million in the six month period ended June 30, 2011 compared to $5.1 million in the six month period ended June 30, 2010, an increase of $42.5 million or 833.3%. The increase is primarily attributable to increased personnel, facilities and other infrastructure costs necessary to support our three operating oil refineries in the six month period ended June 30, 2011. During the 2010 interim period, we were building out our infrastructure to support our transition from a development stage company to an operating entity.

Acquisition-related Expenses—Acquisition-related expenses totaled $635,000 in the six month period ended June 30, 2011 compared to $1.3 million in the six month period ended June 30, 2010, a decrease of $665,000 or 51.2%. Acquisition related expense in 2010 represented consulting and legal expenses related to the Paulsboro acquisition and other pending or non-consummated acquisitions. In addition, we capitalized $4.3 million in acquisition related costs associated with our acquisition of the Delaware City assets. Our acquisition related expenses in 2011 were primarily related to Toledo.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $18.9 million in the six month period ended June 30, 2011 compared to $161,000 in the six month period ended June 30, 2010, an increase of $18.7 million. The increase was principally due to a full six months of Paulsboro activity, the acquisition of Toledo in March 2011 and capital expenditure activity. In the comparable period in 2010, we had de minimis depreciable assets.

Interest (Expense) Income—Interest expense totaled $19.1 million in the six months ended June 30, 2011 compared to interest income of $3,000 in six month period ended June 30, 2010. We incurred long-term debt in connection with our acquisitions of Delaware City, Paulsboro and Toledo, giving rise to interest expense. Most of our debt was incurred after June 30, 2010.

2010 Compared to 2009

Overview—Our net loss was $44.4 million in 2010 compared to net loss of $6.1 million in 2009, an increase of $38.3 million or 627.9%. During 2009 and throughout most of 2010, we were a development stage company focused on the acquisition of oil refineries in North America. Our net loss in 2009 related to those activities. In 2010, our net loss results from acquisition activities, terminal operations and non-capitalizable maintenance activities at our Delaware City refinery, which we acquired on June 1, 2010, and the operating results of our Paulsboro refinery, which we acquired on December 17, 2010.

Revenues—Revenues totaled $210.7 million in 2010 compared to $228,000 in 2009, an increase of $210.4 million. The increase was principally due to $4.8 million in terminal revenues at our Delaware City refinery for the period from June 1, 2010 to December 31, 2010 and $205.9 million in revenue at our Paulsboro refinery for the period from December 17, 2010 to December 31, 2010. Total throughput averaged 143,800 bpd at Paulsboro from December 17, 2010 to December 31, 2010. Our revenue in 2009 related primarily to consulting services that we provided to third parties.

Gross Margin—Gross margin totaled $6.7 million in 2010 and $228,000 in 2009. Our gross margin in 2009 related to consulting activities. In 2010, we reported gross margin of $4.8 million related to our terminal operations at our Delaware City refinery for the period from June 1, 2010 to December 31, 2010 and $1.9 million in gross margin for our Paulsboro refinery for the period from December 17, 2010 to December 31, 2010. Gross margin at our Paulsboro refinery for December 17, 2010 through December 31, 2010 totaled $0.98 per barrel of crude oil throughput.

Operating Expenses—Operating expenses totaled $25.1 million in 2010 compared to zero in 2009. We did not incur any operating expenses in 2009 as we were a developmental company without any operations. We began to incur operating expenses concurrent with our acquisition of Delaware City in June 2010, where we reported $14.1 million in operating expenses related to terminal operations and non-capitalizable maintenance expenses incurred while the refinery was undergoing a major turnaround and reconfiguration project. Operating expenses at our Paulsboro refinery for December 17, 2010 through December 31, 2010 totaled $11.9 million, or $5.55 per barrel of crude oil throughput.

General and Administrative Expenses—General and administrative expenses totaled $15.9 million in 2010 compared to $6.3 million in 2009, an increase of $9.6 million or 152.4%. The increase is principally attributable to increased personnel, facilities and other infrastructure costs as we began to build-out our back office administrative functions to support our acquisitions.

Acquisition-related Expenses—Acquisition-related expenses totaled $6.1 million in 2010 compared to zero in 2009. Acquisition-related expenses in 2010 represented consulting and legal expenses related to the Paulsboro and Toledo acquisitions and other pending or non-consummated acquisitions.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $1.4 million in 2010 compared to $43,000 in 2009, an increase of $1.4 million. This increase was principally due to our commencing operations in 2010 following the acquisitions of Delaware City and Paulsboro. In 2009, we had de minimis depreciable assets.

Change in Fair Value of Catalyst Lease Obligation—Change in the fair value of catalyst lease obligation totaled $1.2 million in 2010 compared to zero in 2009. This charge relates to the sale leaseback of the Delaware City precious metals catalyst, which we are obligated to repurchase at fair market value at the lease termination date.

Interest Income (Expense)—Interest expense totaled $1.4 million in 2010 compared to $10,000 of interest income in 2009. We incurred long-term debt in 2010 in connection with our acquisitions of Delaware City and Paulsboro, giving rise to interest expense. In 2009, we had no long-term debt.

Fiscal Year Ended December 31, 2009 compared to Period from March 1, 2008 (Date of Inception) through December 31, 2008

Overview—Our net loss was $6.1 million in 2009 compared to net loss of $6.2 million for the period from March 1, 2008 (date of inception) to December 31, 2008. We operated as a development stage company during both periods, engaged in the acquisition of oil refineries in North America.

Revenues—Revenues totaled $228,000 in 2009 compared to $134,000 in 2008 and related primarily to consulting services provided to certain members of PBF LLC.

General and Administrative Expenses—General and administrative expenses totaled $6.3 million in 2009 compared to $6.4 million in 2008 and were principally attributable to employee costs and benefits, rent expense and legal, consulting and professional fees.

Depreciation and Amortization Expense—Our depreciation and amortization expenses in 2009 and 2008 were de minimis as we had few assets and had not began operations.

Interest Income—Interest income totaled $10,000 in 2009 compared to $198,000 of interest income in 2008. We earned interest income on our cash balances in 2009 and 2008.

Demand for transportation fuels is typically higher in the spring and summer months than during the fall and winter months. As a result, we expect our operating results for the second and third quarters will generally be higher than for the first and fourth quarters.

Results of Operations—Predecessor Paulsboro

The tables below summarize certain information relating to the results of operations of PBF Holding’s Predecessor, Paulsboro, for periods prior to our ownership, including for the years ended December 31, 2008 and 2009 and for the period from January 1, 2010 to December 16, 2010. This analysis should be read in conjunction with Paulsboro’s audited financial statements, including the related notes to the financial statements.

Paulsboro Refining Business—PBF Holding’s Predecessor

	Fiscal Year Ended December 31,		Period from January 1, 2010 through December 16, 2010	Six Months Ended June 30, 2010
	2008	2009
		(in thousands)
Operating revenues	$6,448,379	$3,549,517	$4,708,989	$2,338,685
Cost of sales, excluding depreciation	5,718,685	3,419,460	4,487,825	2,215,970

Gross Margin, excluding depreciation(1)	729,694	130,057	221,164	122,715
Operating expenses, excluding depreciation	317,093	266,319	259,768	128,745
General and administrative expenses	15,619	15,594	14,606	7,319
Asset impairment loss	705	8,478	895,642	2
Depreciation and amortization expense	56,634	65,103	66,361	33,919

Operating income (loss)	339,643	(225,437)	(1,015,213)	(47,270)
Interest and other income, net	551	1,249	500	297

Income (loss) before income tax expense (benefit)	340,194	(224,188)	(1,014,713)	(46,973)
Income tax expense (benefit)	131,445	(86,586)	(322,962)	(17,580)

Net income (loss)	$208,749	$(137,602)	$(691,751)	$(29,393)

(1)	In order to assess our operating performance, we compare our actual gross margin (revenue less cost of sales) to industry refining margin benchmarks and crude oil price defined in the table below. PBF Holding’s Predecessor’s gross margin is a non-GAAP financial measure because it excludes depreciation expense related to the refinery. Total depreciation expense for the period from January 1, 2010 through December 16, 2010 and the years ended December 31, 2009 and 2008 was $52.1 million, $52.1 million and $44.3 million, respectively.

	Fiscal Year Ended December 31,		Period from January 1, 2010 through December 16, 2010	Six Months Ended June 30, 2010
	2008	2009
		(in thousands)
Market Indicators(a)
(dollars per barrel, except as noted)
Dated Brent crude oil	$97.26	$61.67	$79.01	$77.29
West Texas Intermediate (WTI) crude oil	100.06	61.92	79.01	78.32
Crack Spreads
Dated Brent (NYH) 2-1-1	14.95	8.24	9.40	10.07
WTI (Chicago) 4-3-1	9.89	8.62	8.92	8.79
Crude Oil Differentials
Dated Brent (foreign) less WTI	(2.81)	(0.25)	0.00	(1.03)
Dated Brent less Maya (heavy, sour)	13.16	5.26	9.49	8.41
Dated Brent less WTS (sour)	0.95	1.27	2.13	0.83
Natural gas (dollars per MMBTU)	8.90	4.16	4.39	4.66

Key Operating Information
Production (barrels per day in thousands)	166.4	147.0	153.0	155.6
Crude oil and feedstocks throughput (barrels per day in thousands)	167.8	148.6	154.0	156.2
Total crude oil and feedstocks throughput (millions of barrels)	61.2	54.2	53.9	28.3

Per barrel of throughput:
Gross Margin	$11.91	$2.40	$4.10	$4.34
Operating expenses	5.18	4.91	4.82	4.55

(a)	As reported by Platts.

Paulsboro Refining Business—PBF Holding’s Predecessor

Six Months ended June 30, 2010

Overview—Net loss was $29.4 million in the six month period ended June 30, 2010. After a $41.7 million net loss in the first quarter, crude costs eased and product margins recovered in May and Paulsboro generated $12.3 million in second quarter net income. The refinery ran well throughout the period and planned annual maintenance turnaround work was completed on schedule and budget.

Operating Revenues—Operating revenues totaled $2.3 billion in the six month period ended June 30, 2010. In the six month period ended June 30, 2010, total throughput at the Paulsboro refinery averaged 156,200 bpd. This was in line with operating plans and included a partial refinery maintenance turnaround in June. Gas and heat crack spreads improved notably in the second quarter with average cracks of approximately $12.49 and $10.15 per barrel, respectively.

Cost of Sales—Cost of sales totaled $2.2 billion in the six month period ended June 30, 2010. Cost of sales averaged $78.36 per barrel. Gross margin averaged $4.34 per barrel, improving from $1.31 in the first quarter to $7.28 in the second quarter. Saudi Arabian crude oil, or Saudi crude oil, was the primary feedstock. The overall crude slate in the second quarter had a more sour composition, with more favorable margins. Crude pricing eased during the second quarter with WTI around $77.00 per barrel.

Expenses—Operating expenses totaled $128.7 million in the six month period ended June 30, 2010. Operating expenses averaged $4.55 per barrel. General and administrative expenses totaled $7.3 million in the six month period ended June 30, 2010, averaging $0.26 per barrel. Depreciation and amortization expense totaled $33.9 million in the six month period ended June 30, 2010, averaging $1.20 per barrel. Headcount reductions and targeted efforts to capture efficiency gains led to reduced expenses in the period.

Income tax benefit—Income tax benefit totaled $17.6 million in the six month period ended June 30, 2010. Income tax benefit was due to our pre-tax loss for the period.

Period from January 1, 2010 through December 16, 2010 Compared to 2009

Overview—Net loss was $691.8 million in the period from January 1, 2010 through December 16, 2010 compared to a net loss of $137.6 million in 2009, an increase of $554.2 million or 402.8%. The net loss in 2010 was driven primarily by the $895.6 million impairment charge discussed below. Excluding the charge, the pretax loss would have been $119.1 million as compared to a reported pretax loss of $1.0 billion in 2010. The operating losses in both periods resulted from narrow margins on refined products and high operating costs to maintain the refinery.

Operating Revenues—Operating revenues totaled $4.7 billion in the 2010 period compared to $3.5 billion in 2009, an increase of $1.2 billion or 34.3%. The increase was principally due to an increase in average finished product prices. The spot prices of conventional gasoline and diesel increased approximately 27% over the period, while throughput increased 3.6%. Total throughput averaged 154,000 bpd over the 2010 period compared to 148,600 bpd in 2009.

Cost of Sales—Cost of sales totaled $4.5 billion in the 2010 period compared to $3.4 billion in 2009, an increase of $1.1 billion or 32.4%. The increase was principally due to a rise in average crude prices. The Dated Brent crude average price increased 28% from period to period, while throughput increased 3.6%. Gross margin per barrel averaged $4.10 in 2010 versus $2.40 per barrel in 2009.

Expenses—Operating expenses totaled $259.8 million in the 2010 period compared to $266.3 million in 2009, a decrease of $6.5 million or 2.4%. General and administrative expenses totaled $14.6 million in the 2010 period compared to $15.6 million in 2009, a decrease of $1.0 million or 6.4%. The decreases were principally due to there being 14 fewer days in 2010 as compared to a full year of 2009.

Asset Impairment Loss—Asset impairment loss totaled $895.6 million in the 2010 period compared to $8.5 million in 2009, an increase of $887.1 million. The impairment loss in 2010 is due to the write-down of assets to their fair value in connection with the sale of the refinery to PBF. The impairment loss in 2009 related to capital projects in progress that were permanently cancelled in light of deteriorating economic conditions.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $66.4 million in the 2010 period compared to $65.1 million in 2009, an increase of $1.3 million or 2.0%. This increase was principally due to a slight increase in capital expenditures in 2010 following the decline in spending in 2009.

Interest and Other Income and Expense—Interest and other income totaled $500,000 in the 2010 period compared to $1.2 million in 2009, a decrease of $0.7 million or 58.3%. The decrease is mainly attributable to the reversal of tax related accruals that were reversed upon expiration of the statutory audit period in 2010.

Income Tax Expense (Benefit)—Income tax benefit totaled $323.0 million in the 2010 period compared to income tax benefit of $86.6 million in 2009, an increase of $236.4 million or 273.0%. The increase was primarily due to the larger pre-tax loss in 2010 as compared to 2009.

2009 Compared to 2008

Overview—Net loss totaled $137.6 million in 2009 compared to net income of $208.7 million in 2008. Paulsboro had a net loss in 2009 due to deteriorating margins resulting from poor economic conditions. Prices, sales volumes and throughputs all declined during the period, with crude prices declining less sharply than finished product prices.

Operating Revenues—Operating revenues totaled $3.5 billion in 2009 compared to $6.4 billion in 2008, a decrease of $2.9 billion or 45.3%. The decrease was principally due to the significant decline in finished product prices during the period. The average spot price of conventional gasoline decreased 32%, while the average spot price of diesel decreased 44% over the period. Additionally, throughput decreased 11% from period to period. Total throughput averaged 148,600 bpd in 2009 compared to 167,800 bpd in 2008.

Cost of Sales—Cost of sales totaled $3.4 billion in 2009 compared to $5.7 billion in 2008, a decrease of $2.3 billion or 40.4%. The decrease was principally due to a significant decline in crude prices over the period. The Dated Brent crude average price decreased 36% from period to period. Additionally, throughput decreased 11% over the period.

Operating Expenses—Operating expenses totaled $266.3 million in 2009 compared to $317.1 million in 2008, a decrease of $50.8 million or 16.0%. The decrease was principally due to a decline in natural gas prices during the period, as well as the decline in throughput.

General and Administrative Expenses—General and administrative expenses totaled $15.6 million in both 2009 and 2008. General and administrative expenses are comprised of salaries and employee related expenses of administrative personnel and professional fees and did not change significantly during the period.

Asset Impairment Loss—Asset impairment loss totaled $8.5 million in 2009 compared to $705,000 in 2008, an increase of $7.8 million. This increase is mainly attributable to an increase in capital projects that were permanently cancelled in light of deteriorating economic conditions during 2009.

Depreciation and Amortization Expense—Depreciation and amortization expense totaled $65.1 million in 2009 compared to $56.6 million in 2008, an increase of $8.5 million or 15.0%. The increase was principally due to the approximately $98.0 million in capital additions in 2009, resulting in a higher depreciable base amount during the period.

Interest and Other Income and Expense—Interest income and other income totaled $1.2 million in 2009 compared to $551,000 in 2008, an increase of $0.6 million or 117.8%. The increase is mainly attributable to tax accruals made in 2009.

Income Tax Expense (Benefit)—Income tax benefit totaled $86.6 million in 2009 compared to an income tax expense of $131.4 million in 2008. Paulsboro had pretax income in 2008 compared to a pretax loss in 2009.

Liquidity and Capital Resources

Cash Flows Analysis—PBF Holding

Cash Flows from Operating Activities

Net cash provided by operating activities was $154.2 million for the six months ended June 30, 2011 compared to net cash used in operating activities of $8.4 million for the six months ended June 30, 2010. During the 2011 period, our operations were comprised primarily of six months of operations of our Paulsboro refinery and four months of operations of our Toledo refinery, which was acquired on March 1, 2011. During the six months ended June 30, 2010, we were a development stage company, engaged in pursuing the acquisition of oil refineries, with no operating activities. Our operating cash flows for the six months ended June 30, 2011 included our net income of $120.8 million, which was offset by net non-cash charges relating to depreciation and amortization of $20.0 million, stock-based compensation of $1.3 million, change in the fair value of our catalyst lease ($569,000), change in the fair value of our inventory repurchase obligations of $18.5 million and pension and other post retirement benefits of $4.6 million. In addition, net working capital changes used $10.5 million in cash. During 2010, our net loss of $10.3 million was partially offset by non-cash charges totaling $1.8 million and net cash from working capital of $120,000.

Net cash used in operating activities was $1.2 million for the year ended December 31, 2010 as compared to the net cash flows used in operating activities of $5.8 million for the year ended December 31, 2009. During

2010, our operating cash flows were comprised of our net loss of $44.4 million, which was partially offset by net cash provided by working capital of $35.8 million, as well as non-cash charges relating to depreciation and amortization of $1.5 million, stock based compensation expense of $2.3 million and the $1.2 million change in the fair value of our catalyst lease obligation, the $2.0 million change in the value of inventory repurchase obligations and other changes totaling $252,000. During 2009, our net loss of $6.1 million was primarily offset by a non-cash charge relating to pension and other post retirement benefits of $0.2 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $604.9 million for the six months ended June 30, 2011 compared to net cash used in investing activities of $225.4 million for the six months ended June 30, 2010. The net cash flows used in investing activities in the 2011 period were comprised of the acquisition of the Toledo refinery of $168.2 million, capital expenditures totaling $369.9 million, primarily related to the reconfiguration of our Delaware City refinery, expenditures for a turnaround at our Paulsboro refinery of $59.8 million and expenditures for other assets of $11.7 million slightly offset by $4.7 million in proceeds from the sale of assets. Net cash used in investing activities for the six months ended June 30, 2010 consisted primarily of the acquisition of Delaware City for $224.3 million and expenditures for other assets for $1.1 million.

Net cash used in investing activities was $501.3 million for the year ended December 31, 2010 as compared to the net cash flows used in investing activities of $78,000 for the year ended December 31, 2009. The cash flows used in investing activities in 2010 reflect the acquisition of the Paulsboro refinery and pipeline and Delaware City refinery and pipeline assets totaling $204.9 million and $224.3 million, respectively. In addition, $69.1 million was expended during 2010 relating to the major turnaround and reconfiguration of the Delaware City refinery in order to bring it back into a working condition that improves reliability and efficiency. In 2010, $3.0 million was used for other capital expenditures while, in 2009, $8,000 was used for other capital expenditures.

Cash Flows from Financing Activities

Net cash provided by financing activities was $439.2 million for the six months ended June 30, 2011 compared to $256.9 million for the six months ended June 30, 2010. For the 2011 period, net financing cash flows consisted primarily of capital contributions from PBF LLC of $408.4 million and proceeds from the issuance of long-term debt of $338.9 million, partially offset by principal repayments of $299.6 million for a seller note of inventory and $7.0 million for deferred financing costs. Net cash provided by financing activities was $256.9 million for the six months ended June 30, 2010. Cash provided by financing activities consisted of capital contributions from PBF LLC of $236.9 million and $20.0 million of proceeds from the Delaware Economic Development Authority Loan.

Net cash provided by financing activities was $639.2 million for the year ended December 31, 2010 as compared to $8,000 used for the year ended December 31, 2009. In 2010, net cash provided by financing was comprised of contributions totaling $483.1 million from PBF LLC, proceeds from an interest free loan in connection with the Delaware City acquisition of $20.0 million, proceeds from a catalyst sale and leaseback of $17.7 million and proceeds from a term loan of $125.0 million, less the payment of deferred financing fees totaling $6.6 million.

Cash Flows Analysis of Paulsboro Refining Business—PBF Holding’s Predecessor

Cash Flows from Operating Activities

Net cash used in operating activities was $33.7 million for the period from January 1, 2010 to December 16, 2010 as compared to the net cash used in operating activities of $61.9 million for the year ended December 31, 2009. During 2010, Paulsboro’s operating cash flows were comprised of its net loss of $691.8 million, adjusted for non-cash charges (benefits) related to depreciation and amortization expense of $66.4 million, an asset impairment loss of $895.6 million and a deferred tax benefit of ($283.5) million and cash used in working capital and other changes of $20.5 million. During 2009, net cash used in operating activities was comprised of Paulsboro’s net loss of $137.6 million, adjusted for depreciation and amortization expense of $65.1 million, asset impairment loss of $8.5 million and deferred tax expense of $13.8 million and cash used in working capital and other changes of $11.7 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $42.4 million for the period from January 1, 2010 to December 16, 2010 as compared to the net cash flows used in operating activities of $116.0 million for the year ended December 31, 2009. The cash flows used in investing activities in the 2010 period reflect capital expenditures of $20.1 million, deferred turnaround and catalyst costs of $17.0 million and other investing activities, net of $5.2 million. For the year ended December 31, 2009, cash flows used in investing activities included capital expenditures of $96.8 million and deferred turnaround and catalyst costs of $19.3 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $76.1 million for the period from January 1, 2010 to December 16, 2010 as compared to the net cash flows provided by financing activities of $178.0 million for the year ended December 31, 2009. In both periods, cash provided by financing activities represented net cash advances from Paulsboro’s parent, Valero.

Credit Facilities

ABL Revolving Credit Facility

On May 31, 2011, PBF Holding and certain of its operating subsidiaries, the Credit Facility Borrowers, entered into the ABL Revolving Credit Facility with UBS AG, Stamford Branch, as administrative agent and co-collateral agent and certain other lenders. A portion of the proceeds of the ABL Revolving Credit Facility was used on the closing date thereof to repay in full all amounts then outstanding under and to terminate the Products and Intermediates Inventory Promissory Note, dated as of March 1, 2011, in an aggregate principal amount equal to $285.2 million, issued by Toledo Refining in favor of Sunoco. On an ongoing basis, the ABL Revolving Credit Facility is available to PBF Holding and its subsidiaries for working capital and other general corporate purposes and is scheduled to expire on May 31, 2016.

The ABL Revolving Credit Facility contains customary covenants and restrictions on the Credit Facility Borrowers’ and their subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Term Loan Facility, or the senior secured note facility documents; and sale and leaseback transactions. As of June 30, 2011, we were in compliance with these covenants.

The ABL Revolving Credit Facility provides for revolving loans of up to an aggregate of $500.0 million, all of which is available in the form of letters of credit and a $25.0 million sub-limit for swing line advances. The amount available for borrowings under the ABL Revolving Credit Facility is calculated according to a “borrowing base” formula based on (1) 90% of the book value of eligible accounts with respect to investment grade obligors plus (2) 85% of the book value of eligible accounts with respect to non-investment grade obligors plus (3) 80% of the cost of eligible hydrocarbon inventory plus (4) 100% of cash and Cash Equivalents in deposit accounts subject to a control agreement and is subject to customary reserves and eligibility criteria and in any event cannot exceed $500.0 million. As of June 30, 2011, $325.0 million was outstanding under the ABL Revolving Credit Facility, which is reflected as a long-term liability on our balance sheet.

All obligations under the ABL Revolving Credit Facility are guaranteed (solely on a limited recourse basis to the extent required to support the lien described in clause (y) below) by PBF LLC, PBF Finance Corporation, or PBF Finance, and each of our domestic operating subsidiaries and secured by a lien on (y) PBF’s equity interests in PBF Holding and (z) substantially all of the assets of the borrowers and the subsidiary guarantors (subject to certain exceptions). The lien of the ABL Revolving Credit Facility lenders ranks first in priority with respect to the following: all deposit accounts (other than zero balance accounts, cash collateral accounts, trust accounts and/or payroll accounts, all of which are excluded from the collateral); all accounts receivables; all hydrocarbon inventory (other than the Saudi crude oil pledged under the letter of credit facility); to the extent evidencing, governing, securing or otherwise related to the foregoing, all general intangibles, chattel paper, instruments, documents, letter of credit rights and supporting obligations; and all products and proceeds of the foregoing, collectively, the Revolving Loan Priority Collateral. Upon the payment in full of the Term Loan Facility, the Senior Secured Note and the Promissory Note with the net cash proceeds of the intended refinancing transaction, the ABL Revolving Credit Facility will be secured solely by the Revolving Loan Priority Collateral and the lien on the other assets previously part of the ABL Revolving Credit Facility collateral will be released.

Letter of Credit Facility

On April 26, 2011, PBF Holding and Paulsboro Refining entered into a letter of credit facility with BNP Paribas (Suisse) SA, or BNP, consisting of (1) a committed portion of the facility in which BNP and other committed participants agreed to provide a committed letter of credit facility up to $350.0 million, or the Maximum Committed L/C Facility Amount, and (2) an uncommitted portion of the facility up to $130.0 million, or the Maximum Uncommitted L/C Facility Amount, and together with the Maximum Committed L/C Facility Amount, the L/C Facility, under which letters of credit are issued from time to time at the request of and on behalf of PBF Holding in favor of Saudi Arabian Oil Company, or the Beneficiary, in connection with a crude oil sales agreement between PBF Holding and Beneficiary for the purchase of Saudi crude oil. The uncommitted portion of the facility was temporarily increased to $370.0 million for the period from July 29, 2011 to December 31, 2011 to finance our purchase of additional “spot” cargoes of Saudi crude oil. As of June 30, 2011, there was $215.5 million outstanding under the letter of credit facility.

The letter of credit facility terminates 364 days from April 26, 2011. The validity period for each letter of credit is limited to three months. Each letter of credit will be issued in either United States Dollars or Euros, at our option. The letter of credit facility contains covenants and restrictions on the activities of PBF Holding and Paulsboro, including, but not limited to, limitations on their main business purpose; modifications to purchase contracts; and affirmative obligations to notify BNP of certain material events. As of June 30, 2011, we were in compliance with these covenants.

An unused commitment fee payable under the letter of credit facility is equal to 0.50% per annum on the unused portion of the Maximum Committed L/C Facility Amount. Such unused commitment fee is due and payable on a quarterly basis in arrears. Each letter of credit that is issued under the Maximum Committed L/C Facility Amount is subject to an issuance commission calculated on the maximum amount of each such letter of credit issued at the rate of 1.50% per annum and each letter of credit that is issued above the Maximum Committed L/C Facility Amount up to the Maximum Uncommitted L/C Facility Amount is subject to an issuance commission calculated on the maximum amount of each such letter of credit issued at the rate of 2.00% per annum. Such issuance commission is due and payable on a monthly basis in arrears and shall accrue from the date of issuance of each letter of credit until the earlier of its expiration date and the date of BNP’s disbursement thereunder (but in any event, such commission shall not be less than the amount that would be due if the letter of credit were outstanding for a period of no less than 30 days). Additionally, letters of credit are subject to certain other customary charges of BNP for amendments and/or extensions and confirmation fees.

The letter of credit facility is secured by a lien on and security interest in PBF Holding’s and Paulsboro Refining’s right, title and interest in and to the Saudi crude oil, receivables arising from the sale or other disposition of Saudi crude oil, all contracts, bills of lading and other documents of title pertaining to the foregoing and all proceeds and products of each of the foregoing and all accessions to, substitutions, and replacements for, and rents, profits and products of each of the foregoing, all of which collateral is excluded from the Revolving Loan Priority Collateral.

Cash Balances

As of June 30, 2011, our cash and cash equivalents totaled $143.9 million. We also had $12.1 million in restricted cash, which was included within deferred charges and other assets, net on our balance sheet. The restricted cash represents a trust fund we acquired in connection with the Paulsboro refinery acquisition and represents the estimated cost of environmental remediation obligations assumed.

Liquidity

As of June 30, 2011, our total liquidity, which is the sum of our cash and cash equivalents plus the amount of availability under the ABL Revolving Credit Facility, totaled approximately $272.7 million and on a pro forma basis, giving effect to the Recapitalization, Offering Transaction, and intended refinancing transaction, would have been approximately $             million.

Working Capital

Working capital at June 30, 2011 was $154.4 million, consisting of $2.0 billion in total current assets and $1.8 billion in total current liabilities. Working capital at December 31, 2010 was $109.7 million, consisting of $580.1 million in total current assets and $470.4 million in total current liabilities. Our working capital for financial reporting purposes is significantly impacted by the way we account for our crude and feedstock and product offtake agreements as more fully described below.

Crude and Feedstock Supply Agreements

We acquire crude oil for our Paulsboro and Delaware City refineries under supply agreements whereby Statoil purchases the crude oil requirements for each refinery on our behalf and under our direction. Statoil provides transportation and logistics services, risk management services and holds title to the crude oil until we purchase it as it enters the refinery process units. For our purchases of Saudi crude oil, we post the letters of credit and Statoil arranges for the shipment. Statoil pays for the crude when we are invoiced, the letter of credit is lifted, Statoil takes title and then we re-purchase the crude as it enters the refinery process units just as we do with our other crudes. We reimburse Statoil for its cost of insurance, shipping and storage and pay them an administrative fee and a time value of money charge for these services. We purchase and take title to the crude oil as it enters the refineries’ processing units. We have a similar agreement with MSCG to supply the crude oil requirements for our Toledo refinery. Under the Toledo agreement, for the period from March 1, 2011 through May 31, 2011, MSCG held title to the crude oil until we purchased it as it entered the refinery process units. Beginning June 1, 2011, we take title to MSCG’s crude oil at the out-of-state pipeline delivery location. Payment for the crude oil under the Toledo agreement is due three days after it is processed by us or sold to third parties. We do not have to post letters of credit for these purchases as the supply agreements allow us to price and pay for our crude oil as it is processed, as opposed to owning the crude oil from its origination point. As a result, the amount of crude oil we own and the time we are exposed to market fluctuations is substantially reduced. Under generally accepted accounting principles we record the inventory owned by Statoil and MSCG on our behalf as inventory with a corresponding accrued liability on our balance sheet because we have risk of loss while the Statoil and MSCG inventory is in our storage tanks and because, under the Paulsboro and Delaware City agreements, we have an obligation to repurchase Statoil’s inventory upon termination of the agreements at the then market value.

In connection with the crude and feedstock supply agreements for our Paulsboro and Delaware City refineries, Statoil also purchases the refineries’ production of certain feedstocks or purchases feedstocks from third parties on the refineries’ behalf. Legal title to the feedstocks is held by Statoil and stored in the refineries’ storage tanks until they are needed for further use in the refining process. At that time, the feedstocks are drawn out of the storage tanks and purchased by the refineries. These purchases and sales are netted at cost and reported within cost of sales. The feedstock inventory owned by Statoil remains on our balance sheet with a corresponding accrued liability.

At June 30, 2011, the LIFO value of crude oil and feedstocks owned by Statoil and MSCG included within inventory on our balance sheet was $415.8 million. The corresponding accrued liability for such crude oil and feedstocks was $427.2 million at that date.

Product Offtake Agreements

Our Paulsboro and Delaware City refineries sell their light finished products, certain intermediates and lube base oils to MSCG under a products offtake agreement. Legal title transfers to MSCG as the products leave the process units and enter the refinery storage facilities. On a daily basis MSCG, under a payment direction agreement, pays the products purchase price directly to Statoil, the counterparty to our crude oil and feedstocks supply agreement, effectively netting our liability for crude and feedstock purchases. Under generally accepted accounting principles, we defer the revenue on finished product sales and retain the inventory owned by MSCG on our balance sheet until MSCG ships the products out of our refinery storage facilities, which typically occurs within an average of six days.

In addition, MSCG purchases the daily production of certain intermediates and lube products. When needed for additional blending or sales to third parties, the Paulsboro and Delaware City refineries repurchase the intermediates or lubes from MSCG. These purchases and sales occur at the daily market price for the related products and are netted in cost of sales at cost. The inventory of intermediates and lubes owned by MSCG remain in inventory on our balance sheet and the net cash receipts result in a liability that is recorded at market price for the volumes held in storage with any change in the market price being recorded in cost of sales.

At June 30, 2011, the LIFO value of light finished products, intermediates and lubes owned by MSCG included within inventory on our balance sheet was $321.8 million. The corresponding deferred revenue for light finished products and accrued liability for intermediates and lubes was $101.6 million and $289.8 million, respectively.

Pro Forma Contractual Obligations and Commitments

The following table summarizes our material contractual pro forma payment obligations as of December 31, 2010, after giving effect to our acquisition of the Toledo refinery and to the intended refinancing transaction and the application of the net proceeds therefrom, as if they had occurred on that date.

	Payments due by period
	Total		Less than 1 year		1-3 Years		3-5 Years		More than 5 years
	(in thousands)
Long-term debt(a)
Interest payment on debt facilities(a)
Delaware Economic Development Authority Loan(b)		—		—		—		—		—
Operating leases(c)		199,655		26,752		44,121		41,128		87,655
Purchase obligations(d):
Crude Supply and Offtake Agreements		294,396		294,396		—		—		—
Delaware City construction obligations		40,249		40,249		—		—		—
Fair Value refinery contingent consideration(e)		117,017		—		117,017		—		—
Environmental obligations(f)		12,122		—		—		—		12,122
Pension and post-retirement obligations(g)		38,976		793		1,464		5,005		31,714

Total contractual cash obligations	$		$		$		$		$

(a)	Long-term Debt and Interest Payments on Debt Facilities

Long-term obligations represent (a) the repayment of any indebtedness incurred in connection with the intended refinancing transaction; (b) the repayment of our Delaware City catalyst lease obligation on its 2013 maturity date; and (c) conversion of our Delaware City construction loan. The Delaware City construction loan was converted to term financing on August 5, 2011 in the amount of $20.0 million. The loan will be repaid over a 60 month period in monthly installments of $530,000.

Interest payments on debt facilities include pro forma cash interest payments on the intended refinancing transaction; cash interest payments on the Delaware City catalyst lease obligation; and cash interest payments on our Delaware City construction loan.

In addition, under our L/C Facility we can obtain letters of credit of up to $480.0 million composed of a committed maximum amount of $350.0 million and an uncommitted maximum amount of $130.0 million, which has been temporarily increased to $370.0 million through December 31, 2011. We are charged letter of credit issuance fees and a fee for the unused portion of the committed letter of credit facility.

(b)	Delaware Economic Development Authority Loan

The Delaware Economic Development Authority Loan converts to a grant in tranches of $4.0 million annually, starting at the one year anniversary of the Delaware City refinery’s “certified re-start date” provided we meet certain criteria, all as defined in the loan agreement. We expect that we will meet the requirements to convert the loan to a grant and that we will ultimately not be required to repay the $20.0 million loan. Our Delaware Economic Development Authority Loan is further explained at Note 8 to our financial statements for the years ended December 31, 2010, 2009 and the period March 1, 2008 (date of inception) to December 31, 2008, included elsewhere in this prospectus.

(c)	Operating Leases

We enter into operating leases in the normal course of business, some of these leases provide us with the option to renew the lease or purchase the leased item. Future operating lease obligations would change if we chose to exercise renewal options and if we enter into additional operating lease agreements. Certain of our lease obligations contain a fixed and variable component. The table above reflects the fixed component of our lease obligations. The variable component could be significant. Our operating lease obligations are further explained at the Commitments and Contingencies footnote to our financial statements, included elsewhere in this prospectus.

(d)	Purchase Obligations

We have obligations to repurchase crude oil feedstocks, certain intermediates and lube oils under various crude supply and product offtake agreements as further explained at the Summary of Significant Accounting Policies, Inventories and Accrued Expenses footnotes to our financial statements, included elsewhere in this prospectus.

(e)	Refinery Contingent Consideration

In connection with the Toledo acquisition, the seller will be paid an amount equal to 25% of the amount by which the purchased assets’ EBITDA exceeds $125.0 million in a given calendar year through 2016. The purchased assets’ EBITDA is calculated using calendar year earnings we have earned solely from the purchase of Toledo including reasonable direct and allocated overhead expenses, not to exceed a fixed amount in any calendar year, less interest expense, income tax expense and depreciation and amortization expense as well as any significant extraordinary or non-recurring expenses, such as an asset impairment loss and any fees or expenses incurred by us in connection with the Toledo acquisition. The aggregate amount of all payments to be made shall not exceed $125.0 million.

(f)	Environmental Obligations

In connection with the Paulsboro acquisition, we assumed certain environmental remediation obligations to address existing soil and groundwater contamination at the site and acquired a trust fund established to meet the state’s related financial assurance requirement, in the amount of $12.1 million which reflects the current estimated cost of the remediation obligations assumed based on investigative work to date.

In connection with the acquisition of the Delaware City assets, the prior owners remain responsible, subject to certain limitations, for certain pre-acquisition environmental obligations, including ongoing soil and groundwater remediation at the site.

In connection with the Delaware City assets and Paulsboro refinery acquisitions, we, along with the seller, purchased two individual ten year, $75.0 million environmental insurance policies to insure against unknown environmental liabilities at each site.

In connection with the acquisition of Toledo, the seller initially retains, subject to certain limitations, remediation obligations which will transition to us over a 20-year period.

In connection with the acquisition of all three of our refineries, we assumed certain environmental obligations under regulatory orders unique to each site, including orders regulating air emissions from each facility.

(g)	Pension and Post-retirement Obligations

Pension and post-retirement obligations include only those amounts we expect to pay out in benefit payments and are further explained at the Employee Benefit Plans footnote to our financial statements, included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as of June 30, 2011, other than outstanding letters of credit in the amount of approximately $222.7 million.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, including changes in commodity prices and interest rates. Our primary commodity price risk is associated with the difference between the prices we sell our refined products and the prices we pay for crude oil and other feedstocks. We may use derivative instruments to manage the risks from changes in the prices of crude oil and refined products, interest rates, or to capture market opportunities.

Commodity Price Risk

In order to realize value from our processing capacity, we must achieve a positive spread between the cost of raw materials and the value of finished products (i.e., refinery gross product margin or crack spread). The physical commodities that comprise our raw materials and finished goods are typically bought and sold at a spot or index price that can be highly variable.

The prices of crude oil, refined products and other commodities are subject to fluctuations in response to changes in supply, demand, market uncertainty and a variety of additional factors that are beyond our control. The crude and feedstock supply agreements for our Paulsboro and Delaware City refineries allow us to take title to and price our crude oil at locations in close proximity to our refineries, as opposed to the crude oil origination point, reducing the time we are exposed to market fluctuations before the finished refined products are sold. Our offtake agreements with MSCG for our Paulsboro and Delaware City refineries allow us to sell our light finished products and certain intermediates and lube base oils as they are produced.

We carry inventories of crude oil, intermediates and refined products (“hydrocarbon inventories”) on our balance sheet, the values of which are subject to fluctuations in market prices. Our hydrocarbon inventories totaled approximately 4.0 million barrels at December 31, 2010 and 14.1 million barrels at June 30, 2011. The average cost of our hydrocarbon inventories was approximately $90.84 and $102.33 per barrel on a LIFO basis at December 31, 2010 and June 30, 2011, respectively. If market prices decline to a level below the average cost, we may be required to write down the carrying value of our hydrocarbon inventories to market.

We periodically use non-trading derivative instruments to manage exposure to commodity price risks associated with the purchase or sale of crude oil, finished products and natural gas to fuel our refinery operations. We may also use non-trading derivative instruments to manage price risks associated with inventories above or below a baseline we set for our target levels of hydrocarbon inventories. We may engage in the purchase and sale of physical commodities, derivatives, options, over-the-counter products and various exchange-traded instruments. We mark-to-market our derivative instruments and recognize the changes in their fair value in our statements of operations.

Interest Rate Risk

In May 2011, we amended the terms of our ABL Revolving Credit Facility to increase the size of our asset-based revolving credit facility to $500.0 million by including certain inventory and accounts receivable of the Toledo refinery in the borrowing base. Borrowings under our ABL Revolving Credit Facility bear interest at the Adjusted LIBOR Rate plus 2.00% to 2.50%, depending on excess availability. If this facility were fully drawn, a one percent change in the interest rate would increase our interest expense by $5.0 million annually.

We also have interest rate exposure in connection with our Statoil and MSCG crude oil and offtake agreements under which we pay a time value of money charge based on LIBOR.

Credit Risk

We are subject to risk of losses resulting from nonpayment or nonperformance by our customers. We will continue to closely monitor the creditworthiness of customers to whom we grant credit and establish credit limits in accordance with our credit policy.

Concentration Risk

Two customers accounted for 46% and 14% of our total sales for the six months ended June 30, 2011. These same customers also accounted for 21% and 13% of total trade accounts receivable as of June 30, 2011.

Critical Accounting Policies

The following summary provides further information about our critical accounting policies that involve critical accounting estimates and should be read in conjunction with Note 2 to our financial statements, which summarizes our significant accounting policies.

Revenue and Deferred Revenue

We sell various refined products and recognize revenue related to the sale of products when there is persuasive evidence of an agreement, the sales prices are fixed or determinable, collectability is reasonably assured and when products are shipped or delivered in accordance with their respective agreements. Revenue for services is recorded when the services have been provided.

Our Paulsboro and Delaware City refineries sell their light finished products, certain intermediates and lube base oils to MSCG under products offtake agreements, the Offtake Agreements. On a daily basis, MSCG purchases and pays for the refineries’ production of light finished products as they are produced, delivered to the refineries’ storage tanks and legal title passes to MSCG. Revenue on these products is deferred until they are shipped out of our storage facilities by MSCG, which typically occurs within an average of six days. The inventory associated with these sales remains on our balance sheet and the revenue is deferred until the products are shipped out of our storage facilities by MSCG, which typically occurs within an average of six days. As a result, gross margin on these product sales is deferred until shipment occurs.

Under the Offtake Agreements, our Paulsboro and Delaware City refineries also enter into purchase and sale transactions of certain of their intermediates and lube base oils whereby MSCG purchases and pays for the refineries’ production of certain intermediates and lube products as they are produced and legal title passes to MSCG. The intermediate products are held in the refineries’ storage tanks until they are needed for further use in the refining process. The refineries have the right to repurchase lube products and do so to supply other third parties with that product. When the refineries need intermediates or when they repurchase lube products, the products are drawn out of their storage tanks, title passes back to the refineries and MSCG is paid for those products. These transactions are considered to be made in contemplation of each other and, accordingly, do not result in the recognition of a sale when title passes from the refineries to the counterparty. Inventory remains at cost, valued on a LIFO basis and the net cash receipts result in a liability that is recorded at market price for the volumes held in storage with any change in the market price being recorded in costs of sales. The liability represents the amount we expect to pay to repurchase the volumes in storage.

Our Paulsboro and Delaware City refineries sell and purchase feedstocks under supply agreements with Statoil, the Crude Supply Agreements. Statoil purchases the refineries’ production of certain feedstocks or purchases feedstocks from third parties on the refineries’ behalf. Legal title to the feedstocks is held by Statoil and the feedstocks are held in the refineries’ storage tanks until they are needed for further use in the refining process. At that time the feedstocks are drawn out of the storage tanks and purchased by us. These purchases and sales are settled monthly at the daily market prices related to those feedstocks. These transactions are considered to be made in the contemplation of each other and, accordingly, do not result in the recognition of a sale when title passes from the refineries to the counterparty. Inventory remains at cost and the net cash receipts result in a liability.

Inventory

Inventories are carried at the lower of cost or market. The cost of crude oil, feedstocks, blendstocks and refined products is determined under the LIFO method using the dollar value LIFO method with increments valued based on average cost during the year. The cost of supplies and other inventories is determined principally on the weighted average cost method.

Our Paulsboro and Delaware City refineries acquire substantially all of their crude oil from one counterparty under the Crude Supply Agreements whereby we take title to the crude oil as it is delivered to our processing units. We are obligated to purchase all the crude oil held by the counterparty on our behalf upon termination of the agreements. In addition, we are obligated to purchase a fixed volume of the Paulsboro feedstocks from the counterparty when the arrangement is terminated. As a result of the purchase obligations, we record the inventory of crude oil and feedstocks in the refineries’ storage facilities. We have deemed the purchase obligations to be contracts that contain derivatives that change in value based on changes in commodity prices. Such changes are included in our cost of sales.

For the period from March 1, 2011 through May 31, 2011, our Toledo refinery acquired substantially all of its crude oil from one counterparty, MSCG, under a crude oil supply agreement whereby we took title to the crude oil as it was delivered to the refinery processing units. We had custody and risk of loss for the counterparty’s crude oil stored on the refinery premises. As a result, we recorded the crude oil in the Toledo refinery’s storage facilities as inventory with a corresponding accrued liability. Effective June 1, 2011 we entered into a new supply agreement with the counterparty under which we take legal title to the crude oil at the out-of-state pipeline delivery location. We record the inventory and a corresponding liability when we take legal title.

Environmental Matters

Liabilities for future clean-up costs are recorded when environmental assessments and/or clean-up efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable undiscounted future costs using currently available technology and applying current regulations, as well as our own internal environmental policies. The actual settlement of our liability for environmental matters could materially differ from our estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

Long-Lived Assets and Definite-Lived Intangibles

We review our long and finite lived assets for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. There have been no impairment indicators and therefore, no impairment reviews were performed in the year ended December 31, 2010. Impairment is evaluated by comparing the carrying value of the long and finite lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their ultimate disposition. If such analysis indicates that the carrying value of the long and finite lived assets is not considered to be recoverable, the carrying value is reduced to the fair value.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management’s assumptions, which could produce different results.

Indefinite-lived Assets

We consider precious metals catalyst and linefill to be indefinite-lived assets as they are not expected to deteriorate in their prescribed functions. These assets are not depreciated, but will be assessed for impairment in connection with our review of our long-lived assets as indicators of impairment development.

Deferred Maintenance

Refinery turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries are capitalized when incurred and amortized on a straight-line basis over the period of time estimated until the next turnaround occurs (generally three to five years).

Derivative Instruments

We are exposed to market risk, primarily related to changes in commodity prices for the crude oil and feedstocks we use in the refining process as well as the prices of the refined products we sell. The accounting treatment for commodity contracts depends on the intended use of the particular contract and on whether or not the contract meets the definition of a derivative. Non-derivative contracts are recorded at the time of delivery.

All derivative instruments that are not designated as normal purchase or sales are recorded in our balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of derivative instruments that either are not designated or do not qualify for hedge accounting treatment or normal purchase or normal sale accounting are recognized in income. Contracts qualifying for the normal purchase and sales exemption are accounted for upon settlement. Prior to June 30, 2011 we did not apply hedge accounting to any of our derivative instruments.

Derivative accounting is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives; determination of the fair value of derivatives; identification of hedge relationships; assessment and measurement of hedge ineffectiveness; and election and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on earnings.

Income Taxes

As PBF Holding is a limited liability company treated as a “flow-through” entity for income tax purposes, there is no benefit or provision for federal or state income tax in the accompanying financial statements.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements requiring adoption subsequent to June 30, 2011 that would have a significant impact on our results of operations or financial position.

INDUSTRY OVERVIEW

Introduction

Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable, finished petroleum products, such as diesel fuel, gasoline, home heating oil, lubricants and petrochemicals. Refining is primarily a margin-based business where both the feedstock (primarily crude oil) and refined petroleum products are commodities with fluctuating prices. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks. It is important for a refinery to maximize the yields of high value finished products and to minimize the costs of feedstock and operating expenses.

The United States economy has historically been the largest consumer of petroleum-based products in the world. According to the EIA’s 2011 Refinery Capacity Report, there were 137 operating oil refineries in the United States in January 2011, with a total refining capacity of approximately 16.9 million bpd. Historically, the demand for refined petroleum products has generally followed industrial production. Demand was significantly impacted by the recent recession with demand for finished petroleum products falling from 18.5 million bpd during 2007 to 16.7 million bpd in 2009, the lowest level in over a decade. As the economy began to recover in 2010, demand for finished refined products increased throughout the year, reaching an average of 17.0 million bpd during December 2010 and an average of 17.2 million bpd during June 2011.

This improvement, coupled with domestic refining capacity rationalization, has led to an improvement in benchmark cracks. The Dated Brent (NYH) 2-1-1 benchmark crack, our proxy for Paulsboro and Delaware City, has averaged $10.10 per barrel over the period from January 1, 2011 to June 30, 2011, a 23% improvement over the 2009 average. The WTI (Chicago) 4-3-1 benchmark crack, our proxy for Toledo, has averaged $22.65 per barrel over the period from January 1, 2011 to June 30, 2011. This average crack represents a 162.8% increase versus the same average crack spread in 2009. In addition to the economic recovery, an additional driver for the recent improvement in the WTI (Chicago) 4-3-1 crack is the widening differential between WTI and Dated Brent, with WTI trading $12.71 below Dated Brent for the period from January 1, 2011 to June 30, 2011. The depressed WTI prices have been impacted by supply bottlenecks in Cushing, Oklahoma and other factors we discuss in “—Brent-WTI Differential Expansion.”

Light-heavy differentials were also significantly impacted by the recent recession and subsequent economic rebound. The Dated Brent/Maya differential averaged $13.16 per barrel in 2008, declined significantly to $5.26 per barrel in 2009 and subsequently increased to $9.55 per barrel in 2010. Since 2010 the Dated Brent/Maya differential has increased by 55.1% from $9.55 per barrel to $14.81 per barrel for the first six months of 2011. As global economic demand for crude oil increases, the marginal barrel of crude oil produced is generally a heavier, more sour crude since the light sweet crude oil is produced first. The increased demand for crude oil results in the price of light sweet crude increasing relative to heavier, more sour crudes. As the price differential for such light, sweet crudes increases, the light-heavy differential expands. This differential expansion typically favors refiners with complex facilities, like our East Coast refineries, who are able to process a heavier crude slate.

Further, our midcontinent Toledo refinery has recently been benefiting from the widening of the differential between Dated Brent and WTI. Historically, Dated Brent has traded at a slight discount to WTI domestically, due to its higher sulfur content and higher transportation costs. Recently, Dated Brent has traded at a significant premium to WTI. The primary driver of this recent phenomenon is increasing inland domestic/Canadian oil production leading to the large inventories of WTI subject to logistics constraints in the Midcontinent, with the primary bottleneck occurring in Cushing, Oklahoma. The over-supply of WTI at Cushing has driven the price of WTI lower, while the price of Dated Brent has increased along with global demand and the loss of supply of light, sweet crude from Libya. The Dated Brent/WTI differential averaged ($2.81) per barrel in the year ended December 31, 2008, compared to ($0.25) per barrel in the same period in 2009 and $0.05 per barrel in 2010. The Dated Brent/WTI differential averaged $12.71 per barrel in the six month period ended June 30, 2011 compared to ($1.03) per barrel in the same period in 2010. We expect Dated Brent to continue to trade at a premium to WTI in the near term due to continued logistics constraints.

Refining Basics

Refineries are uniquely designed to process specific crude oils into selected products. In general, each of a refinery’s different process units performs one of three functions:

•	separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;

•	catalytically or thermally convert the separated hydrocarbons into more desirable products; and

•	treat the products by removing unwanted elements and compounds.

Each function in the refining process is designed to maximize the value of the refined petroleum products produced. Below is a general description of refinery process units. Not all refineries possess each of these units.

Distillation. Typically crude oil is initially processed at a refinery in the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and LPG, vaporize and exit the top part of the atmospheric distillation unit. Medium boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher boiling liquids, such as fuel oils and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher value products or are sent to storage tanks for sale to customers.

Conversion. The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through “cracking,” a process that breaks or cracks higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the crude unit, the hydrocracker, the FCC unit and the coker. Thermal cracking is accomplished in the visbreaking unit and/or the coker. The visbreaking unit receives heavy residuum feedstock from the crude distillation units and transforms it at high temperature into lighter products such as gasoline, naphtha, kerosene and distillates. The remaining heavy residuum from the visbreaker has a lower viscosity than the heavy residuum from the crude distillation unit, which means that fewer diluents have to be added to be able to use the residuum as fuel oil. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC unit. Hydrocrackers receive feedstocks from cokers, FCCs and crude distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude distillation units into LPG, gasoline and distillates by applying heat in the presence of a catalyst. An FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

Reforming. The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

Removal of Impurities. Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil

The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. Crude oils are classified by their density (light to heavy) and sulfur content (sweet to sour).

Density. The less dense the crude, the lighter and thinner it is. Conversely, the more dense the crude, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of “API degrees.” The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.

Sulfur content. Crude is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more. The terms light, medium and heavy when used in reference to crude oils refer to their API gravity and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil. Light sweet crude oils typically are more expensive than heavy, sour crude oils because they require less treatment and, therefore, lower operating costs to produce a slate of products with a greater percentage of higher value, light refined products. Heavy and sour crude oils produce a greater percentage of lower value products with simple distillation and require additional processing and higher operating costs to produce the higher value, light refined products. In seeking to maximize their refining margins, refiners strive to process the optimal mix or slate of crude oils through their refineries, depending on their refinery’s conversion and treating equipment, the desired product output and the relative price of available crude oils.

Industry Terminology

Crack Spreads

Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then-prevailing price. The 2-1-1 crack spread assumes two barrels of crude oil will be converted, or “cracked,” into one barrel of gasoline and one barrel of heating oil or diesel fuel. Average 2-1-1 crack spreads vary from region to region throughout the United States, depending on the supply and demand balances of crude oils and refined products. For example, our Toledo refinery utilizes a compound 4-3-1 crack spread as a benchmark. In this example, four barrels of crude oil will be converted to three barrels of gasoline, one-half barrel of jet fuel and one-half barrel of ULSD.

Actual refinery margins vary from benchmark crack spreads due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crudes

Oil prices and quality are usually stated by reference to certain benchmarks, including:

•

WTI, the benchmark for North American crude oil, is lighter and sweeter than Brent. WTI typically has a gravity of approximately 38° to 40° API and sulfur content of approximately 0.3%. WTI is typically priced FOB Cushing, Oklahoma, which is a price settlement point for trades on the NYMEX.

•

Dated Brent is the price of all ready shipments of Brent blend, a light sweet North Sea crude oil. Brent blend has a gravity of approximately 38° API and sulfur content of approximately 0.4%. Most of the Brent blend is refined in northwest Europe, but significant volumes are also shipped to the United States and the Mediterranean region. Oil production from Europe, Africa and the Middle East flowing west tends to be priced off the Dated Brent benchmark. According to the ICE, this benchmark is currently used for pricing two-thirds of the world’s internationally traded crude oil supplies. Brent blend has a rolling price assessment based on the physical Brent Forties Oseberg crude oil cargoes loading not less than ten days forward and loaded FOB at the named port of shipment.

Light-Heavy Differential

The light-heavy differential is the price differential between heavy (high density), sour (high sulfur) and light (low density), sweet (low sulfur) crude oils. In general, the heavier, sour crude blends trade at a discount to lighter, sweet crudes that are easier for refiners to process.

Product Differentials

Because refineries produce many other products that are not reflected in crack spreads, product differentials relative to the products reflected in the crack spreads are calculated to analyze a given refinery’s product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel and relatively low volumes of lesser valued products, such as LPG, residual fuel oil, petroleum coke and sulfur.

Operating Costs

Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the predominant variable cost is energy such as refinery fuel gas, natural gas, hydrogen, electricity and water.

Refinery Products

The main refinery products, not all of which we produce, are as follows:

Petroleum Gases. Petroleum gases are the lightest products of the refining process, primarily consisting of methane, ethane, propane and butane. Their primary uses include heating and use as an intermediary in petrochemical manufacturing processes. Petroleum gases are often liquefied under pressure to create LPG, consisting primarily of propane and butane, for use as a fuel and an intermediate material in the petrochemical manufacturing process.

Petrochemicals. Many products derived from crude oil refining, such as ethylene, propylene, butylene, isobutylene, tetramer, nonene, toluene, xylene and benzene are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemicals are produced for use as solvents, including benzene, toluene and xylene.

Gasoline. One of the most significant refinery products is motor gasoline. Various gasoline blendstocks, including RBOB and CBOB, are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

Naphtha. Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry and for catalytic reforming and the production of hydrogen.

Middle Distillates. Middle distillates are diesel fuels, heating oil and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating, oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking, space heating, lighting and solvents and for blending into diesel fuel.

Fuel Oil. Fuel oils are petroleum products that are used as fuels for industrial and utility boilers.

Residual Fuels. Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

Petroleum Coke. Petroleum coke, a co-product of the coking process, is almost pure carbon and has a variety of uses. Fuel-grade coke is used primarily by power plants as fuel for producing electricity. Premium grades of coke, low in sulfur and metal content, are used as anodes for the manufacture of aluminum.

Niche Refined Petroleum Products. Various refined petroleum products are produced in relatively small quantities such as lubricant base oils, biofuels and other refined petroleum products. These products are commonly used as blending components for transportation fuels or as lubricants.

Industry Characteristics

Refinery Complexity

Refinery complexity refers to an oil refinery’s ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Refinery complexity is commonly measured by the Nelson Complexity Index. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery’s complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput. The average Nelson complexity index for refineries on the East Coast and in the Midcontinent is 9.3 and 10.1, respectively.

Refinery Locations

The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via sea tanker vessels, pipelines, rail or tank trucks. Refiners seek to maximize their profits by placing their products in the markets where they receive the highest margins. Due to their lower logistics costs, oil refineries located in coastal areas typically have a competitive advantage over oil refineries located inland in sourcing crude oil supplies. Nevertheless, certain inland refineries with niche market positions may also have significant competitive advantages. For example, refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and in satisfying local demand. The map below shows the five regions in the U.S. (called Petroleum Administration for Defense Districts, or PADDs), which have historically experienced varying levels of refining profitability due to regional market conditions.

Our Delaware City and Paulsboro refineries are located within 30 miles of each other on the East Coast in PADD 1, and our Toledo refinery is located in the Northeastern portion of PADD 2.

Ownership of Refineries

Refineries typically are owned by either integrated oil companies or independent entities.

Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream activities, or refining, marketing and other operations; such as gas, petrochemicals, power and transportation operations.

An independent refiner has no source of proprietary crude oil production; it purchases its feedstocks on the open market under term or spot contracts.

Refiners primarily distribute their products through either wholesale or retail channels. Oil refining companies that operate as wholesalers principally sell their refined petroleum products under term and spot contracts to their customers. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets.

In recent years, integrated oil companies have sought to lower their exposure to the refining sector through divestments and rationalization of their refining portfolio. We believe this trend will continue.

Market Trends

U.S. Supply and Demand Dynamics. We believe that the supply and demand fundamentals for refined petroleum products in the United States are currently favorable. According to the EIA’s Refinery Capacity Reports from 2008 through 2011, the number of operating domestic refineries has decreased from 146 in January 2008 to 137 in January 2011 and, despite increased capacity at operating refineries, domestic refining capacity declined in 2010 for the first time in seven years from 17,313,550 bpd in January 2009 to 16,850,194 bpd in January 2010 and has since only increased to 16,937,024 bpd in January 2011. In contrast to recent decreases in refining capacity, refined product demand is forecasted to grow and according to the EIA, is expected to return to 2008 peak levels by the year 2013.

Supply and demand dynamics can vary greatly by region, creating differentiated margin opportunities at any given time for refiners depending on the location of their facilities. The refined product volumes necessary to satisfy demand in excess of production in areas where we operate are sourced from refineries located outside of such areas, including the United States Gulf Coast. Our Delaware City and Paulsboro refineries are both located on the East Coast (PADD 1) where product demand exceeds refinery capacity. We expect that this demand/capacity imbalance will continue in PADD 1, where refinery operators have announced the potential shutdown of approximately 505,000 bpd of refining capacity through 2012, in addition to 405,000 bpd of capacity that has been shut down during the period from 2009 through September 30, 2011. Our Toledo refinery is located in the Midcontinent (PADD 2). According to the EIA, total demand for refined products in the Midcontinent has represented approximately 25% of refined products demand in the United States for the past decade. Within the Midcontinent, refined product production capacity currently is insufficient to meet demand, so significant volumes are imported from other areas. The recent demand and capacity dynamic by PADD is outlined in the following chart:

1.	Adjusted PADD 1 capacity assumes 505 MBblpd of reduced capacity from the Marcus Hook and Philadelphia refineries being idled based on recent public announcements from operators of these facilities as well as 405 MBblpd of reduced capacity from the shutdown of the Trainer, Yorktown and Eagle Point refineries.

Increasing Demand for Products Meeting Tighter Specifications. We expect that products meeting new and evolving stricter fuel specifications could account for an increasing share of total fuel demand, which may benefit refiners that possess the capabilities to blend and process these fuels. Tightened petroleum product specifications and the increased role of renewable raw materials have resulted in increasing demand for new high-quality transportation fuels and other products, such as ULSD and biodiesel. Demand for low-sulfur products in the United States is expected to increase further as the mandatory maximum sulfur limit for certain distillates is lowered from the current limit of 50 PPM to 15 PPM.

Refined Product Cracks. During the course of 2011, as the world-wide and domestic economic outlook and performance continued to recover from the credit crisis, the demand for refined products improved. This improvement, coupled with refining capacity rationalization, has led to a positive refining margin environment for the industry. The charts below show the Dated Brent (NYH) 2-1-1 spread, the benchmark crack spread for our Delaware City and Paulsboro refineries, and the WTI (Chicago) 4-3-1 spread, the benchmark crack spread for our Toledo refinery, over the last two years.

Light-Heavy Differential Expansion. Recently the light-heavy differential has expanded. This differential expansion typically favors complex refiners, like our East Coast refineries, who are able to process the heavier crude varieties. As global economic demand for crude oil increases, the marginal barrel of crude oil produced is a heavier, more sour crude. The following chart shows the price differential between Dated Brent and Maya over the last two years.

Brent—WTI Differential Expansion. Historically, Dated Brent has traded at a slight discount to WTI domestically, due to its higher sulfur content and higher transportation costs. Recently, Dated Brent has traded at a significant premium to WTI. The primary driver of this recent phenomenon is increasing inland domestic/Canadian oil production leading to the large inventories of WTI subject to logistics constraints in the Midcontinent, with the primary bottleneck occurring in Cushing, Oklahoma. The over-supply of WTI at Cushing has driven the price of WTI lower, while the price of Dated Brent has increased along with global demand and the loss of supply of light, sweet crude from Libya. The following chart shows the price differential between WTI and Dated Brent over the last two years, a key determinant of margins at our Toledo refinery.

BUSINESS

Overview

We are one of the leading independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets, which we acquired in 2010 and 2011. Our refineries have a combined processing capacity, known as throughput, of approximately 540,000 bpd.

March 1, 2008	PBF was formed.

June 1, 2010	The idle Delaware City refinery and its related assets were acquired from Valero for approximately $220.0 million.

December 17, 2010	The Paulsboro refinery was acquired from Valero for approximately $357.7 million, excluding working capital.

March 1, 2011	The Toledo refinery was acquired from Sunoco for approximately $400.0 million, excluding working capital.

June 2011	Delaware City re-started operations.

Our three refineries are located in Delaware City, Delaware, Paulsboro, New Jersey and Toledo, Ohio. Our East Coast refineries at Delaware City and Paulsboro have a combined refining capacity of 370,000 bpd and Nelson complexity index ratings of 11.3 and 13.2, respectively. These refineries process primarily medium, sour crudes and receive the bulk of their feedstock via ships and barges on the Delaware River. Our Delaware City refinery re-started operations in June 2011. Our Midcontinent refinery at Toledo processes light, sweet crude, has a throughput capacity of 170,000 bpd and a Nelson complexity index of 9.2.

Our Competitive Strengths

We believe that we have the following competitive strengths:

Complex assets with a valuable product slate located in high-demand regions. Our refinery assets are located in regions where product demand exceeds refining capacity. Our refineries have a weighted average Nelson complexity index of 11.3, which allows us the flexibility to process a variety of crudes. Our East Coast refineries have the highest Nelson complexity indices on the East Coast. The complexity of our refining assets allows us to produce a higher percentage of more valuable light products. For example, our East Coast refineries produce a greater percentage of distillates versus gasoline than other East Coast refineries and have 100% of the East Coast’s heavy coking capacity. Similarly, our Toledo refinery is a high conversion refinery with high gasoline and distillate yields and also produces high-value petrochemical products.

Strategically located refineries with cost and supply advantages. Our Midcontinent Toledo refinery advantageously sources 100% of its WTI based crude slate through pipelines that are connected to sources in Canada and throughout the Midcontinent. Recent increases in production volumes of crudes from Canada and the Midcontinent combined with limitations on takeaway capacity in Cushing, Oklahoma have resulted in a significant price discount for WTI based crudes compared to Brent based crudes. This provides us with a substantial cost advantage versus facilities that do not have similar access to such crudes. Our Toledo refinery is also located in a region where production capacity is less than product demand and has logistical advantages over product imported from other areas. Our Delaware City and Paulsboro refineries have similar supply advantages given that they obtain 100% of their crude oil requirements via the Delaware River, which allows our refineries to source a variety of crudes from around the world. In addition, our East Coast refineries generally process lower cost, heavier, more sour crude oils which gives us a cost advantage over other refineries in the same region. As the two most complex refineries on the East Coast, our Delaware City and Paulsboro refineries are well positioned to benefit from the continued rationalization of refining capacity in the Atlantic Basin. Additionally, future crude supply may emerge from the development of the Utica Shale play (located in portions of the Appalachian Basin and Canada), which could potentially bring significant oil production online in regional proximity to all three of our refineries, providing an attractive feedstock source with low associated transportation cost.

Significant scale and diversification. We currently operate three refineries with a combined crude throughput of 540,000 bpd making us the fourth largest independent refiner in the United States. Our refineries provide us diversification through crude slates, end products, customers and geographic locations. Our scale provides us buying power advantages and we benefit from the cost efficiencies that result from operating three large refineries.

Recent capital investments and restructuring initiatives to improve financial returns. Prior owners of our refineries made over $2.5 billion of capital investments in the assets since 2006, improving their operating performance and minimizing the need for near term capital expenditures. Since our acquisition through June 30, 2011, we invested approximately $440.0 million at the Delaware City refinery in turnaround and restart projects that will improve the cost structure and profitability of the refinery, as well as a complete turnaround of the fluid catalytic cracking unit. We have also undertaken a significant restructuring of the operations at Delaware City to improve its operating cost position, including reductions in labor costs compared to operations before shutdown by Valero, reductions in energy costs and reductions in other ongoing operating and maintenance expenses. Management estimates that the Delaware City restructuring has reduced the refinery’s annual operating expenses by over $200.0 million relative to pre-acquisition operating expense levels. Additionally, we invested $60.0 million to complete a scheduled turnaround at Paulsboro in April 2011. The resulting combination of limited near-term capital requirements and improved operating cost structure will help maximize future financial performance.

Advantageous crude supply and product offtake agreements. We maintain strong commercial relationships with MSCG and Statoil. We have entered into a crude and feedstock acquisition agreement with MSCG for our Toledo refinery and product offtake agreements with MSCG for our Paulsboro and Delaware City refineries. We have also entered into crude and feedstock supply agreements with Statoil for our Delaware City and Paulsboro refineries. These agreements enable us to leverage each of MSCG’s and Statoil’s global scale and infrastructure, as well as each of their respective expertise in the sourcing of crude oil and the sale of finished products. These contractual arrangements with MSCG and Statoil, which include advantageous payment terms, enable us to maintain relatively low working capital requirements and provide financial flexibility across our capital structure.

Experienced management team with a demonstrated track record of acquiring, integrating and operating refining assets. Our management team is led by our Executive Chairman of the Board of Directors, Thomas D. O’Malley, who has more than 30 years experience in the refining industry. In addition, our executive management team, including our Chief Executive Officer, Thomas J. Nimbley, our President, Michael D. Gayda, and our head of Commercial Operations, Donald F. Lucey, has a proven track record of successfully operating refining assets in the United States and Europe. Our core management team has significant experience working together while at Tosco Corporation, Premcor and Petroplus. These executives have a long history of acquiring refineries at attractive prices and integrating these operations into a single, consolidated platform. For example, we believe we acquired the Paulsboro, Delaware City and Toledo refineries at or near the bottom of the refining cycle at a small fraction of replacement cost. These acquisitions were made at lower prices on a per barrel basis and significantly lower prices on a complexity barrel basis than other comparable acquisitions over the past five years.

Support from strong financial sponsors with a substantial equity investment . Our financial sponsors, Blackstone and First Reserve, have a long history of successful investments across the energy industry. Together, our financial sponsors and management have invested approximately $922.3 million of equity in PBF LLC to date.

Our Business Strategy

Our primary goal is to create stockholder value by improving our market position as a leading independent refiner and supplier of petroleum products. We intend to execute the following strategies to achieve our goal:

Maintain efficient refinery operations. We intend to operate our refineries as reliably and efficiently as possible and further improve our operations by maintaining our costs at competitive levels, seeking to optimize utilization of our refinery asset base, and making focused high-return capital improvements designed to generate incremental profits.

Continue to improve overall operating efficiencies. We are continuously looking for ways to improve our overall operating efficiencies. For example, our refineries in Paulsboro and Delaware City are located approximately 30 miles apart from one another on the Delaware River. Both refineries have the capability to process heavy, sour crudes and have complementary operating units and we intend to exchange certain feedstocks and intermediates between the refineries in an effort to optimize profitability. In addition, we expect to recognize cost savings associated with the sharing of crude oil cargoes for these refineries. We employ a small, centralized corporate staff that provides capital control and oversight and have experienced managers making operational decisions at our refineries.

Continue to grow through acquisitions and internal projects. We believe that the continuing consolidation in our industry, the strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will present us with attractive acquisition opportunities. In selecting future acquisitions and internal projects, we intend to consider, among other things, the following criteria: performance through the cycle, access to advantageous crude supplies, attractive refined product end market fundamentals, access to storage, distribution and logistics infrastructure, acquisition price and our ability to maintain a conservative capital structure, and synergies with existing assets.

Maintain efficient operations and a conservative capital structure. We intend to further improve our operations by maintaining our costs at competitive levels, seeking to optimize utilization of our refinery asset base and making focused capital improvements designed to generate incremental profits. In addition, we plan to maintain a conservative capital structure with sufficient sources of liquidity.

Promote operational excellence in reliability and safety. We will continue to devote significant time and resources toward improving the reliability and safety of our operations. We will seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe that a superior reliability record, which can be measured and managed like all other aspects of our business, is inherently tied to safety and profitability.

Create an organization highly motivated to maintain earnings and improve return on capital. We have created an organization in which employees are highly motivated to maintain earnings and improve return on capital. Our cash incentive compensation plan, which covers all non-unionized employees, is solely based on achieving earnings above designated levels. Our equity incentive plan provides participating employees with an equity stake in us and aligns their interests with our investors’ interests.

Refining Operations

We currently own and operate three refineries, all located in regions with favorable market dynamics where finished product demand exceeds operating refining capacity. We produce a variety of products at each of our refineries, including gasoline, ULSD, heating oil, jet fuel, lubricants, petrochemicals and asphalt. The products are sold throughout the Northeast and Midwest United States, as well as in other regions of the United States and Canada.

Delaware City Refinery

Acquisition and Re-Start. Through our subsidiaries, Delaware City Refining and Delaware Pipeline Company LLC, we acquired the idle Delaware City refinery and its related assets, including a petroleum product terminal, a petroleum product pipeline and an electric generation facility, on June 1, 2010 from affiliates of Valero for approximately $220.0 million in cash funded entirely by equity; consisting of approximately $170.0 million for the refinery, terminal and pipeline assets and $50.0 million for the power plant complex located on the property. We also incurred approximately $4.3 million in acquisition costs.

The refinery was commissioned in 1956, and was most recently operated, and ultimately shut down in November 2009, by affiliates of Valero. The Delaware City refinery began production in 1957 as part of the Tidewater Oil Company. In 1967, the Tidewater Oil Company merged into Getty Oil Company. The refinery became an important part of Texaco’s domestic refining portfolio when Texaco acquired Getty in 1984. The Delaware City refinery was part of Star Enterprise, a joint venture between Texaco and Saudi Refining from 1989 until 1998, when it became one of Motiva Enterprises LLC’s refineries. A subsidiary of Premcor, which later merged with Valero in August 2005, purchased Delaware City from Motiva in 2004.

In the fourth quarter of 2009, due to, among other reasons, financial losses caused by one of the worst recessions in recent history, the prior owner shut down the Delaware City refinery. We were therefore able to acquire the refinery at an attractive price. In addition, at the time of acquisition, we reached an agreement with the State of Delaware that provided for a five-year operating permit and up to approximately $45.0 million of economic support to re-start the facility, as well as negotiated a new long-term contract with the relevant union at the refinery. We believe that the refinery’s ability to process lower quality crudes will allow us to capture a higher margin as these lower quality crudes trade at discounts to benchmark crudes, and to compete effectively in a region where product demand significantly exceeds refining capacity.

We began re-starting operations at Delaware City in June 2011. Since our acquisition through June 30, 2011, we invested approximately $440.0 million at the refinery in turnaround and restart projects. We also decommissioned the gasifier unit located at the property, which will decrease emissions and, we believe, improve the reliability of the refinery. In addition, we have completed a cogeneration project to convert the electric generation units at the refinery to use natural gas as a fuel and a hydrocracker corrosion control project aimed at increasing throughput. Through these capital investments and by restructuring certain operations, management estimates that we have lowered the annual operating expenses of the Delaware City refinery by approximately $         million. This estimate includes operating expense reductions (maintenance, labor, etc.) of approximately $         million, reduced annual energy costs of $         million, $         million of savings from decommissioning the gasifier and approximately $         million of additional savings from improved reliability of the refinery and decreased operating expenses.

Based on a report prepared by an independent third party that analyzed historical projected earnings at Delaware City for the six months ended June 30, 2011 using Delaware City’s projected configuration, material balances and operating costs (incorporating actual crude and product pricing for the period), management has concluded that the potential EBITDA for the six months ended June 30, 2011 for the Delaware City refinery was approximately $136.1 million, or $4.52 per barrel of crude processed, assuming our projected operating parameters.

The third party used the theoretical monthly material balances and operating costs projections provided by us for the margin analysis conducted with respect to the Delaware City refinery. We generated the pro-forma yields used in preparing the report using a linear program model of the refinery to generate the yields and variable operating costs. The projections, yields and costs we provided that were used are theoretical based on our anticipated operating conditions after full re-start but are not expected to match actual conditions due to variations in crude selection and other factors.

In connection with our re-start of the refinery, we received a $20.0 million loan from the State of Delaware which converts to a grant contingent upon our continued operation of the refinery and certain other conditions. The State of Delaware has also agreed to reimburse us $12.0 million in the aggregate for the dredging of the Delaware River near the refinery over the next six years, granted us $1.5 million to fund employee training programs and granted us $10.0 million towards the conversion of the gas turbines at the refinery to run on natural gas. Furthermore, we anticipate saving in excess of $100.0 million over the next four years in capital expenditures we otherwise would have expected to make if not for our reconfiguration of the refinery and the terms of our five-year operating permit issued by the State of Delaware. The refinery is now fully operational.

Overview. The Delaware City refinery is located on a 5,000-acre site, with access to waterborne cargoes and an extensive distribution network of pipelines, barges and tankers, truck and rail. Delaware City is a fully integrated operation that receives crude via ship or barge at its docks located on the Delaware River. The crude and other feedstocks are transported, via pipes, to an extensive tank farm where they are stored until processing. In addition, there is a 17-bay, 50,000 bpd capacity truck loading rack located adjacent to the refinery and a 23-mile interstate pipeline that is used to distribute clean products.

The Delaware City refinery has a throughput capacity of 190,000 bpd and a Nelson complexity index of 11.3. As a result of its configuration and process units, Delaware City has the capability of processing a heavy slate of crudes with a high concentration of high sulfur crudes and is one of the largest and most complex refineries on the East Coast. The Delaware City refinery is one of two heavy coking refineries, in addition to Paulsboro, on the East Coast of the United States with coking capacity equal to approximately 25% of crude capacity.

The Delaware City refinery processes a variety of medium to heavy, sour crude oils. The refinery has large conversion capacity with its 82,000 bpd FCC unit, 47,000 bpd FCU and 18,000 bpd hydrocracking unit with vacuum distillation. Hydrogen is provided via the refinery’s steam methane reformer and continuous catalytic reformer.

Delaware City Process Flow Diagram

The following table approximates the Delaware City refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	190,000
Vacuum Distillation Unit	102,000
Fluid Catalytic Cracking Unit (FCC)	82,000
Hydrotreating Units	160,000
Hydrocracking Unit	18,000
Catalytic Reforming Unit (CCR)	43,000
Benzene / Toluene Extraction Unit	15,000
Butane Isomerization Unit (ISOM)	6,000
Alkylation Unit (Alky)	11,000
Polymerization Unit (Poly)	16,000
Fluid Coking Unit (Fluid Coker)	47,000

Feedstocks and Supply Arrangements. In April 2011, we entered into a crude and feedstock supply agreement with Statoil whereby Statoil procures our crude and feedstocks. Pursuant to the terms of that agreement, we direct Statoil to purchase crude and other feedstocks for Delaware City and Statoil purchases these products on the spot market. Accordingly, Statoil enters into, on our behalf, hedging arrangements to protect against changes in prices between the time of purchase and the time of processing the feedstocks. In addition to procurement, Statoil arranges transportation and insurance for the crude and feedstock supply and we pay Statoil a per barrel fee for their procurement and logistics services. Statoil holds title to the crude and feedstocks until we run the crude or feedstocks through our process units. We pay Statoil on a daily basis for the corresponding volume of crude or feedstocks that are consumed in conjunction with the refining process. This crude supply and feedstock arrangement helps us reduce the amount of investment we are required to maintain in crude inventories and, as a result, helps us manage our working capital.

Product Offtake. We sell the bulk of Delaware City’s clean products to MSCG through our long-term offtake agreement. MSCG purchases 100% of our finished clean products at Delaware City, which includes gasoline, heating oil and jet fuel, as well as 100% of our intermediates. The remainder of our products are sold to a variety of customers on the spot market.

Tankage Capacity. The Delaware City refinery has total storage capacity of approximately 10.0 MMbbls. Of the total, 18 tanks with approximately 3.6 million barrels of storage capacity are dedicated to crude oil and other feedstock storage with the remaining approximately 6.4 million barrels allocated to finished products, intermediates and other products.

Energy and Other Utilities. The Delaware City refinery has a 280 MW power plant located on-site that consists of two natural gas-fueled turbines with combined capacity of approximately 140 MW and four turbo-generators with combined nameplate capacity of approximately 140 MW. Collectively, this power plant produces electricity in excess of Delaware City’s refinery load of approximately 90 MW. Excess electricity is sold into the Pennsylvania-New Jersey-Maryland, or PJM, grid. Steam is primarily produced by a combination of three dedicated boilers and supplemented by secondary boilers at the FCC and coker.

Paulsboro Refinery

Acquisition. We acquired the entities that owned the Paulsboro refinery (including an associated natural gas pipeline) on December 17, 2010, from affiliates of Valero for approximately $357.7 million, excluding certain working capital adjustments. We paid the purchase price with the $160.0 million Senior Secured Note (the terms of which are described below under “Description of Certain Material Indebtedness—Senior Secured Note”) and

cash funded with equity. The purchase price excludes inventory purchased on our behalf by MSCG and Statoil. We invested approximately $60.0 million in capital in April 2011 to complete a scheduled turnaround at the refinery. The refinery was commissioned in 1917 and was purchased by Valero from Mobil Oil Corporation in 1998.

Overview. Paulsboro has a throughput capacity of 180,000 bpd and a Nelson complexity index of 13.2. The Paulsboro refinery is located on approximately 950 acres on the Delaware River in Paulsboro, New Jersey, just south of Philadelphia and approximately 30 miles away from Delaware City. Paulsboro is one of two operating refineries on the East Coast with coking capacity, the other being Delaware City. Major units at the Paulsboro refinery include crude distillation units, vacuum distillation units, an FCC unit, a delayed coking unit, a lube oil processing unit and a propane deasphalting unit.

The Paulsboro refinery processes a variety of medium and heavy, sour crude oils. The Paulsboro refinery predominantly produces gasoline, heating oil and jet fuel and also manufactures Group I base oils or lubricants. In addition to its finished clean products slate, Paulsboro produces asphalt and petroleum coke.

Paulsboro Refinery Process Flow Diagram

The following table approximates the Paulsboro refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Units	168,000
Vacuum Distillation Units	83,000
Fluid Catalytic Cracking Unit (FCC)	55,000
Hydrotreating Units	141,000
Catalytic Reforming Unit (CCR)	32,000
Alkylation Unit (Alky)	11,000
Lube Oil Processing Unit	18,000
Delayed Coking Unit (Coker)	27,000
Propane Deasphalting Unit	11,000

Feedstocks and Supply Arrangements. In December 2010, we entered into a crude and feedstock supply agreement with Statoil whereby Statoil procures our crude and feedstocks. Pursuant to the terms of that agreement, we direct Statoil to purchase crude and other feedstocks for Paulsboro and Statoil purchases these products on the spot market. Accordingly, Statoil enters into, on our behalf, hedging arrangements to protect against changes in prices between the time of purchase and the time of processing the feedstocks. In addition to procurement, Statoil arranges transportation and insurance for the crude and feedstock supply and we pay Statoil a per barrel fee for their procurement and logistics services. Statoil holds title to the crude and feedstocks until we run the crude or feedstocks through our process units. We pay Statoil on a daily basis for the corresponding volume of crude or feedstocks that are consumed in conjunction with the refining process. For the six month period ended June 30, 2011, we purchased approximately 25.7 million barrels under the crude supply and feedstock arrangement. This crude supply and feedstock arrangement helps us reduce the amount of investment we are required to maintain in crude inventories and, as a result, helps us manage our working capital.

In addition, we have a one-year contract (with annual renewals) with SAOC pursuant to which we purchase a significant volume of crude that is processed at Paulsboro. The crude purchased under the terms of this contract is priced off ASCI. We also from time to time purchase additional spot cargoes of crude from SAOC as they become available.

Product Offtake. We sell the bulk of Paulsboro’s clean products to MSCG through our offtake agreement. With the exception of certain jet fuel sales, MSCG purchases 100% of our finished clean products and intermediates. In addition to the finished products offtake agreement with MSCG, we sell the remaining products produced at Paulsboro to third parties under various long-term contracts and on the spot market.

Tankage Capacity. The Paulsboro refinery has total storage capacity of approximately 7.5 MMbbls. Of the total, approximately 2.1 million barrels are dedicated to crude oil storage with the remaining 5.4 million barrels allocated to finished products, intermediates and other products. Paulsboro has a remote gauging system to monitor tank levels and all storage tanks are diked through either individual or common dikes.

Energy and Other Utilities. The Paulsboro refinery is virtually self-sufficient for its electrical power requirements. The refinery supplies approximately 90% of its 63 MW load through a combination of four generators with a nameplate capacity of 78 MW, in addition to a 30 MW gas turbine generator and two 15 MW steam turbine generators located at the Paulsboro utility plant. In the event that Paulsboro requires additional electricity to operate the refinery, supplemental power is available through a local utility. Paulsboro is connected to the grid via three separate 69 KV aerial feeders and has the ability to run entirely on imported power. Steam is primarily produced by three boilers, each with continuous rated capacity of 300,000-lb/hr at 900-psi. In addition, Paulsboro has a heat recovery steam generator and a number of waste heat boilers throughout the refinery that supplement the steam generation capacity. Paulsboro’s current hydrogen needs are met by the hydrogen supply from the reformer. In addition, the refinery employs a standalone steam methane reformer that is capable of producing 10 MMSCFD of 99% pure hydrogen. This ancillary hydrogen plant is utilized as a back-up source of hydrogen for the refinery’s process units.

Toledo Refinery

Acquisition. Through our subsidiary, Toledo Refining, we acquired the Toledo refinery on March 1, 2011, from Sunoco for approximately $400.0 million, excluding working capital. We paid the purchase price with the $200.0 million Promissory Note (the terms of which are described below under “Description of Certain Material Indebtedness—Promissory Note”) and cash funded with equity. We also purchased $299.6 million in refined products inventory with a note issued to Sunoco that was subsequently repaid using proceeds from our ABL Revolving Credit Facility and MSCG purchased the refinery’s crude oil inventory on our behalf. Additionally, included in the terms of the sale is a five-year participation payment of up to $125.0 million payable to Sunoco based on future earnings of Toledo.

Overview. Toledo has a throughput capacity of approximately 170,000 bpd and a Nelson complexity index of 9.2. Toledo processes a slate of light, sweet crudes from Canada, the Midcontinent, the Bakken region and the U.S. Gulf Coast. Toledo produces a high percentage of finished products including gasoline and ULSD, in addition to a variety of high-value petrochemicals including nonene, xylene, tetramer and toluene.

The Toledo refinery is located on a 282-acre site near Toledo, Ohio, 60 miles from Detroit. Major units at the Toledo refinery include an FCC unit, a hydrocracker, an alkylation unit and a UDEX unit. Crude is delivered to the Toledo refinery through three primary pipelines: (1) Enbridge from the north, (2) Capline from the south and (3) Mid-Valley from the south.

Toledo Refinery Process Flow Diagram

The following table approximates the Toledo refinery’s major process unit capacities. Unit capacities are shown in barrels per stream day.

Refinery Units	Nameplate Capacity
Crude Distillation Unit	170,000
Fluid Catalytic Cracking Unit (FCC)	79,000
Hydrotreating Units	95,000
Hydrocracking Unit (HCC)	45,000
Catalytic Reforming Units	45,000
Alkylation Unit (Alky)	10,000
Polymerization Unit (Poly)	7,000
UDEX Unit (BTX)	16,300

Feedstocks and Supply Arrangements. In May 2011, we entered into a crude and feedstock acquisition agreement with MSCG, whereby MSCG acts as our crude and feedstock procurement counterparty. Pursuant to that agreement, we direct MSCG to purchase crude and other feedstocks for Toledo and MSCG purchases these products on the spot market. Accordingly, MSCG enters into, on our behalf, hedging arrangements to protect against changes in prices between the time of purchase and the time of processing the feedstocks. In addition to procurement, MSCG arranges transportation and insurance for the crude and feedstock supply and we pay MSCG a per barrel fee for their procurement and logistics services. We pay MSCG on a daily basis for the corresponding volume of crude or feedstocks two days after they are consumed in conjunction with the refining process. This crude supply and feedstock arrangement helps us reduce the amount of investment we are required to maintain in crude inventories and, as a result, helps us manage our working capital.

Product Offtake. Toledo is connected, via pipelines, to an extensive distribution network throughout Ohio, Illinois, Indiana, Kentucky, Michigan, Pennsylvania and West Virginia. The finished products are transported on pipelines owned by Sunoco Logistics Partners L.P. and Buckeye Partners. In addition, we have proprietary connections to a variety of smaller pipelines and spurs that help us optimize our clean products distribution. A significant portion of Toledo’s gasoline and ULSD are distributed through the 28 terminals in this network.

We sell the bulk of the petrochemicals produced at the Toledo refinery through short-term contracts or on the spot market and the majority of the product distribution is done via rail.

Tankage Capacity. The Toledo refinery has total storage capacity of approximately 4.0 MMbbls. The Toledo refinery receives its crude through pipeline connections. Of the total, approximately 0.4 million barrels are dedicated to crude oil storage with the remaining 3.6 million barrels in the pipeline systems.

Energy and Other Utilities. The Toledo refinery purchases its electricity from a local utility and has a long-term contract to purchase hydrogen and steam from a local third party supplier. In addition to the third party steam supplier, Toledo consumes a portion of the steam that is generated by its various process units.

Competition

The refining business is very competitive. We compete directly with various other refining companies both on the East Coast and in the Midcontinent, with integrated oil companies, with foreign refiners that import products into the United States and with producers and marketers in other industries supplying alternative forms of energy and fuels to satisfy the requirements of industrial, commercial and individual consumers. Some of our competitors have expanded the capacity of their refineries and internationally new refineries are coming on line which could also affect our competitive position.

Profitability in the refining industry depends largely on refined product margins, which can fluctuate significantly, as well as operating efficiency and reliability, product mix and costs of product distribution and transportation. Certain of our competitors that have larger and more complex refineries may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of feedstocks or intense price fluctuations. Refining margins are frequently impacted by sharp changes in crude oil costs, which may not be immediately reflected in product prices.

The refining industry is highly competitive with respect to feedstock supply. Unlike certain of our competitors that have access to proprietary controlled sources of crude oil production available for use at their own refineries, we obtain substantially all of our crude oil and other feedstocks from unaffiliated sources. The availability and cost of crude oil is affected by global supply and demand. We have no crude oil reserves and are not engaged in the exploration or production of crude oil. We believe, however, that we will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

Employees

As of June 30, 2011, we had approximately 1,400 employees. At Paulsboro, 282 of our 437 employees are covered by a collective bargaining agreement that expires in March 2012. In addition, 573 of our 886 employees at Delaware City and Toledo are covered by a collective bargaining agreement that would have expired in February 2012 but has been extended, subject to modifications to make them consistent with agreements that are negotiated with others in the industry during interim periods, and is currently anticipated to expire in February of 2015. None of our corporate employees are covered by a collective bargaining agreement. We consider our relations with the represented employees to be satisfactory.

Environmental, Health and Safety Matters

Refinery and pipeline operations are subject to federal, state and local laws regulating the discharge of matter into the environment or otherwise relating to human health and safety or the protection of the environment. These laws regulate among other things, the generation, storage, handling, use and transportation of petroleum and other regulated materials, the emission and discharge of materials into the environment, waste management, remediation of contaminated sites, characteristics and composition of gasoline and diesel and other matters otherwise relating to the protection of the environment. Permits are also required under these laws for the operation of our refineries, pipelines and related operations and these permits are subject to revocation, modification and renewal. Compliance with applicable environmental laws, regulations and permits will continue to have an impact on our operations, results of operations and capital requirements. We believe that our current operations are in substantial compliance with existing environmental laws, regulations and permits.

Our operations and many of the products we manufacture are subject to certain specific requirements of the federal Clean Air Act, or CAA, and related state and local regulations. The CAA contains provisions that require capital expenditures for the installation of certain air pollution control devices at our refineries. Subsequent rule making authorized by the CAA or similar laws or new agency interpretations of existing rules, may necessitate additional expenditures in future years.

Additionally, as of January 1, 2011 we are required to meet an EPA regulation limiting the average sulfur content in gasoline to 30 PPM. Also as of January 1, 2011, we are required to comply with the EPA’s new Control of Hazardous Air Pollutants From Mobile Sources, or MSAT2, regulations on gasoline that impose reductions in the benzene content of our produced gasoline. We plan to purchase benzene credits to meet these requirements. Our planned capital projects will reduce the amount of benzene credits that we need to purchase and we could implement additional benzene reduction projects to completely eliminate our benzene credit purchase requirements if we can justify such a project from a cost benefit standpoint. In addition, the renewable fuel standards will mandate the blending of prescribed percentages of renewable fuels (e.g., ethanol and biofuels) into our produced gasoline and diesel. These new requirements, other requirements of the CAA and other presently existing or future environmental regulations may cause us to make substantial capital expenditures as well as the purchase of credits at significant cost, to enable our refineries to produce products that meet applicable requirements.

Our operations are also subject to the federal Clean Water Act, or the CWA, the federal Safe Drinking Water Act, or the SDWA, and comparable state and local requirements. The CWA, the SDWA and analogous laws prohibit any discharge into surface waters, ground waters, injection wells and publicly-owned treatment works except in strict conformance with permits, such as pre-treatment permits and discharge permits, issued by federal, state and local governmental agencies. Federal waste-water discharge permits and analogous state waste-water discharge permits are valid for a maximum of five years and must be renewed.

We generate wastes that may be subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state and local requirements. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes.

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as “Superfund,” imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for investigation and the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. As discussed more fully below, certain of our sites are subject to these laws and we may be held liable for investigation and remediation costs or claims for natural resource damages. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In our current normal operations, we have generated waste, some of which falls within the statutory definition of a “hazardous substance” and some of which may have been disposed of at sites that may require cleanup under Superfund.

As is the case with all companies engaged in industries similar to ours, we face potential exposure to future claims and lawsuits involving environmental matters. These matters include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed of.

Current and future environmental regulations are expected to require additional expenditures, including expenditures for investigation and remediation, which may be significant, at our refineries and at pipeline transportation facilities. To the extent that future expenditures for these purposes are material and can be reasonably determined, these costs are disclosed and accrued.

Our operations are also subject to various laws and regulations relating to occupational health and safety. We maintain safety, training and maintenance programs as part of our ongoing efforts to ensure compliance with applicable laws and regulations. Compliance with applicable health and safety laws and regulations has required and continues to require substantial expenditures.

In connection with each of our acquisitions, we assumed certain environmental remediation obligations. In the case of Paulsboro, a trust fund established to meet state financial assurance requirements, in the amount of approximately $12.1 million, the current estimated cost of the remediation obligations assumed based on investigation undertaken to date, was acquired as part of the acquisition. The short term portion of the trust fund and corresponding liability are recorded as restricted cash and accrued expenses, the long term portion is recorded in other assets and other long-term liabilities. In connection with the acquisition of Delaware City, the prior owners remain responsible subject to certain limitations, for certain environmental obligations including ongoing remediation of soil and groundwater contamination at the site. Further, in connection with the Delaware City and Paulsboro acquisitions, we purchased two individual ten-year, $75.0 million environmental insurance policies to insure against unknown environmental liabilities at each refinery. In connection with the acquisition of Toledo, the seller, subject to certain limitations, initially retains remediation obligations which will transition to us over a 20-year period. However, there can be no assurance that any available indemnity, trust fund or insurance will be sufficient to cover any ultimate environmental liabilities we may incur with respect to our refineries which could be significant.

We cannot predict what additional health and environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Compliance with more stringent laws or regulations or adverse changes in the interpretation of existing requirements or discovery of new information such as unknown contamination could have an adverse effect on the financial position and the results of our operations and could require substantial expenditures for the installation and operation of systems and equipment that we do not currently possess.

Legal Proceedings

We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. Our subsidiary, Paulsboro Refining, formerly known as Valero Refining Company—New Jersey, is party to certain legal proceedings that arose prior to our acquisition of the entity, for which we are indemnified by Valero.

MANAGEMENT

The following table sets forth certain information regarding our current directors and executive officers. Each director and executive officer will hold office until a successor is elected and qualified or until his earlier death, resignation or removal.

Name	Age	Position

Thomas D. O’Malley	70	Executive Chairman of the Board of Directors

Thomas J. Nimbley	60	Chief Executive Officer

Michael D. Gayda	57	President

Donald F. Lucey	58	Executive Vice President, Chief Commercial Officer

Matthew C. Lucey	38	Senior Vice President, Chief Financial Officer

Jeffrey Dill	50	Senior Vice President, General Counsel

Jefferson F. Allen	66	Director

Martin J. Brand	36	Director

Timothy H. Day	41	Director

David I. Foley	44	Director

Dennis Houston	60	Director

Neil A. Wizel	34	Director

Thomas D. O’Malley has served as Executive Chairman of the Board of Directors of PBF since 2008. Mr. O’Malley has more than 30 years experience in the refining industry. He served as Chairman of the Board and Chief Executive Officer of Petroplus Holdings A.G., listed on the Swiss Exchange, from 2006 until February 2011. Mr. O’Malley was Chairman of the Board and Chief Executive Officer of Premcor, a domestic oil refiner and Fortune 250 company listed on the NYSE, from February 2002 until its sale to Valero in August 2005. Before joining Premcor, Mr. O’Malley was Chairman and Chief Executive Officer of Tosco Corporation. This Fortune 100 company, listed on the NYSE, was the largest independent oil refiner and marketer of oil products in the United States, with annualized revenues of approximately $25.0 billion when it was sold to Philips Petroleum Company in September 2001.

Mr. O’Malley’s extensive experience in and knowledge of the refining industry, as well as his proven leadership skills and management experience provides the board with valuable leadership, and for these reasons we believe Mr. O’Malley is qualified to serve as Chairman of our board of directors.

Thomas J. Nimbley has served as our Chief Executive Officer since April 2010. Prior thereto, he served as a Principal for Nimbley Consultants LLC from June 2005 to April 2010, where he provided consulting services and assisted on the acquisition of two refineries. He previously served as Senior Vice President and head of Refining for Phillips Petroleum Company and subsequently Senior Vice President and head of Refining for ConocoPhillips domestic refining system (13 locations) following the merger of Phillips and Conoco, from September 2001 to March 2005. Before joining Phillips, Mr. Nimbley joined Tosco Corporation as Vice President and Refinery Manager when Tosco Corporation acquired the Bayway Refinery from Exxon in April 1993.

Michael D. Gayda has served as our President since June 2010. Prior thereto, he served as our Executive Vice President, General Counsel and Secretary from April 2010. Mr. Gayda served as the Executive Vice President, General Counsel and Secretary of Petroplus Holdings A.G. from May 2006 until January 2010. Prior to Petroplus, he served as an executive officer of Premcor until its sale to Valero in August 2005. Before joining Premcor, Mr. Gayda served as General Counsel—Refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum’s acquisition of Tosco Corporation in September 2001.

Donald F. Lucey has served as our Executive Vice President, Chief Commercial Officer since April 2010. Prior thereto, he served as our Senior Vice President, Commercial Operations and Assistant Secretary from April 2008. From 2005 until 2008, Mr. Lucey provided consulting services to a variety of energy companies. Mr. Lucey served as Senior Vice President, Commercial for Premcor from April 2002 until August 2005. He formerly worked at Tosco Corporation, subsequently Phillips Petroleum Company, where he managed Atlantic Basin fuel oil activities. Before joining Tosco Corporation, Mr. Lucey worked with Phibro Energy in its fuel oil products and solid fuels departments throughout the United States and abroad.

Matthew C. Lucey has served as our Senior Vice President, Chief Financial Officer since April 2010. Prior thereto, he served as our Vice President, Finance since April 2008. Mr. Lucey served as a Managing Director of M.E. Zukerman & Co., a New York-based private equity firm specializing in several sectors of the broader energy industry, from 2001 to 2008. While at M.E. Zukerman & Co., Mr. Lucey participated in all aspects of the firm’s energy investment activities and served on the Management Committee of Penreco, a manufacturer of specialty petroleum products; Cortez Pipeline Company, a 500 mile CO2 pipeline; and Venture Coke Company, a merchant petroleum coke calciner. Before joining M.E. Zukerman & Co., Mr. Lucey spent six years in the banking industry.

Jeffrey Dill has served as our Senior Vice President, General Counsel and Secretary since May 2010 and from March 2008 until September 2009. Mr. Dill served as Senior Vice President, General Counsel and Secretary for Maxum Petroleum, Inc. from September 2009 to May 2010 and as Consulting General Counsel and Secretary for NTR Acquisition Co. from April 2007 to February 2008. Previously he served as Vice President, General Counsel and Secretary at Neurogen Corporation from March 2006 to December 2007. Mr. Dill has over 15 years experience providing legal support to refining, transportation and marketing organizations in the petroleum industry, including positions at Premcor, ConocoPhillips Company, Tosco Corporation and Unocal. He has extensive acquisition and merger experience in the industry.

Jefferson F. Allen serves as Chairman of the Audit Committee for PBF and has over 20 years experience as a financial expert in the refining industry. During 2005, until its merger with Valero, Mr. Allen served as the Chief Executive Officer of Premcor. In addition, from 2002 until 2005 Mr. Allen served on Premcor’s Board of Directors and from 2002 until 2004 was Chairman of its Audit Committee. Prior to his service with Premcor, Mr. Allen was the Chief Financial Officer and a director of Tosco Corporation from 1990, and served as its President from 1995 until its merger with Phillips Petroleum Company in September 2001. His previous energy industry experience was in the international exploration and production business for 14 years.

Mr. Allen’s industry specific experience as a financial expert and board member of a public company, provides our board with a unique perspective and insight, and for these reason we believe Mr. Allen is a valuable addition to our board of directors.

Martin J. Brand is a Managing Director in the Private Equity Group at Blackstone. Mr. Brand joined Blackstone in 2003 in the London office and transferred to the New York office in 2005. Mr. Brand currently serves as a director of Bayview Financial, Travelport Limited, Performance Food Group and Orbitz Worldwide. Before joining Blackstone, Mr. Brand worked as a derivatives trader with the FICC division of Goldman, Sachs & Co. in New York and Tokyo and with McKinsey & Company in London.

Mr. Brand brings extensive financial expertise and broad-based international experience with private equity firms that invest in growing companies to our board. These attributes provide the board with critical insight into what is needed to successfully compete in the global marketplace, and for these reasons we believe Mr. Brand is a valuable addition to our board.

Timothy H. Day serves as Chairman of the Corporate Governance Committee and is a Managing Director at First Reserve. Mr. Day is one of three Managing Directors overseeing the firm’s buyout funds. Mr. Day’s responsibilities include investment origination, structuring, execution, monitoring and exit strategy, with particular emphasis on the global natural gas chain and related services for the hydrocarbon processing industry as well as midstream and downstream assets. Prior to joining First Reserve in 2000, Mr. Day spent three years with SCF Partners, a private equity investment group specializing in the energy industry and three years with Credit Suisse First Boston and Salomon Brothers. Mr. Day serves as a director of Brand Energy & Infrastructure Services, Crestwood Midstream Partners, Diamond S Management and KA First Reserve.

Mr. Day’s affiliation with First Reserve, his extensive financial expertise and his significant experience in the energy industry working with companies controlled by private equity sponsors make him a valuable addition to our board.

David I. Foley serves as Chairman of the Compensation Committee and is a Senior Managing Director in the Private Equity Group at Blackstone where he currently leads all of Blackstone’s investment activities in the energy and natural resource sector on a global basis. Since joining Blackstone in 1995, Mr. Foley has been responsible for building Blackstone’s energy and natural resources practice and has played an integral role in every private equity energy deal that the firm has invested in, including: Premcor, Kosmos Energy, Foundation Coal, Texas Genco, Sithe Global Power, OSUM Oil Sands Company, Meerwind, Moser Baer, Monnet, GeoSouthern and Alta Resources. Before joining Blackstone, Mr. Foley worked with AEA Investors in the firm’s private equity business and prior to that served as a consultant for the Monitor Company. Mr. Foley serves as a director of Kosmos Energy, Sithe Global Power, American Petroleum Tankers, OSUM Oil Sands Company, Meerwind, Moser Baer, GeoSouthern and Alta Resources.

Mr. Foley’s affiliation with Blackstone, his financial expertise and his vast experience in the energy industry working with companies controlled by private equity sponsors make him a valuable addition to our board.

Dennis Houston has approximately 40 years experience in the oil and gas industry, including over 35 years with ExxonMobil and its related companies. At the time of his retirement from ExxonMobil in May 2010, Mr. Houston held the positions of Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC and Chairman of Standard Tankers Bahamas Limited. Mr. Houston’s experience also includes engineering and management positions in Exxon’s refining organization and positions in Lubes and Supply.

Mr. Houston’s extensive operational experience in the oil and gas industry, including as a manager of a global refining organization, provides him with valuable insight into the markets in which we operate and provides a unique perspective to our board, and for these reasons we believe that Mr. Houston is qualified to serve on our board.

Neil A. Wizel is a Director at First Reserve. Mr. Wizel’s responsibilities include investment origination, structuring, execution, monitoring and exit strategy, with particular emphasis on the equipment, manufacturing and services sector as well as the reserves sector and downstream assets. Prior to joining First Reserve in 2007, Mr. Wizel worked at Greenbriar Equity Group, a transportation—focused private equity firm. Prior to Greenbriar, he was a Financial Analyst in the Leveraged Finance/Financial Sponsor Group at Credit Suisse First Boston. Mr. Wizel serves as a director of the Deep Gulf Energy companies and Saxon Energy Services.

Mr. Wizel’s affiliation with First Reserve, his financial expertise and his investment experience across the entire energy value chain make him a valuable addition to our board.

Mr. O’Malley, by marriage, is the uncle of Mr. M. Lucey and the first cousin of Mr. D. Lucey.

Board of Directors Composition

Our board of directors currently has seven members. Members of the board of directors will be elected at our annual meeting of stockholders to serve for a term of one year or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office. Each election of directors will be by plurality vote of the stockholders.

Corporate Governance Principles and Board Matters

Upon completion of this offering, we will be a “controlled company” under the NYSE corporate governance rules for so long as Blackstone, First Reserve and their affiliated investment funds continue to own more than 50% of the combined voting power of our Class A and Class B common stock after the completion of this offering. As a result, we will be eligible for exemptions from provisions of the NYSE corporate governance standards, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement that there be an annual performance evaluation of the corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not be required to have a majority of independent directors nor will our corporate governance and compensation committees be required to consist entirely of independent directors. In addition, although we will have adopted charters for our audit, corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. Accordingly, you would not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we are not, or cease to be, a controlled company within the meaning of these rules, we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Board Committees

Our board of directors currently has an audit committee, a compensation committee and a corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Allen, Brand and Wizel. Mr. Allen serves as the audit committee chairman and qualifies as independent as defined in Rule 10A-3(b)(1) under the Exchange Act and as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.

The purpose of the audit committee is to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements; (2) our independent registered public accounting firm’s qualifications and independence; (3) the performance of our internal audit function; (4) the performance of our independent registered public accounting firm; and (5) our compliance with applicable laws and regulations, our Code of Business Conduct and Ethics, and our related policies and procedures, including our company-wide compliance and ethics program, with the committee to make regular reports to the board of directors regarding these compliance and ethics related responsibilities.

Prior to consummation of this offering, the audit committee will approve and adopt a Code of Business Conduct and Ethics for all employees and an additional Officer Code of Ethics for all of our executives and financial officers, copies of which will be available on our website as soon as practicable upon the completion of this offering.

Compensation Committee

Our current compensation committee consists of Messrs. Foley, Day and Allen. Mr. Foley serves as the compensation committee chairman. The compensation committee is responsible for assisting our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors; (2) monitoring our incentive and equity-based compensation plans; and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee, copies of which will be available on our website as soon as practicable upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under federal securities laws.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Day and Foley. Mr. Day serves as the corporate governance committee chairman. The corporate governance committee is responsible for (1) identifying individuals qualified to become new board members, consistent with criteria approved by the board of directors; (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board select, the director nominees for the next annual meeting of stockholders; (3) identifying board members qualified to fill vacancies on any board committee and recommending that the board appoint the identified member or members to the applicable committee; (4) reviewing and recommending to the board of directors corporate governance guidelines; (5) overseeing the evaluation of the board of directors and executive officers; and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors has adopted a written charter for the corporate governance committee which will be available on our website as soon as practicable upon completion of this offering.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The vice president of internal audit will report functionally and administratively to our chief financial officer and directly to the audit committee. We believe that the board’s leadership structure provides appropriate risk oversight of our activities.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for the fiscal year ended December 31, 2010 should be read together with the compensation tables and related disclosures about our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs summarized in this discussion.

Background and Overview

This section discusses the principles underlying our executive compensation policies and decisions. It provides qualitative information regarding the manner in which compensation is earned by our executive officers and places in context the data presented in the tables that follow. Our named executive officers for 2010 were Thomas D. O’Malley, Executive Chairman of the Board of Directors, Thomas J. Nimbley, Chief Executive Officer, Matthew C. Lucey, Senior Vice President, Chief Financial Officer, Donald F. Lucey, Executive Vice President, Chief Commercial Officer, and Michael D. Gayda, President.

Since our formation, our named executive officers have not received any compensation directly from PBF. All of our named executive officers have employment agreements with PBF Investments LLC, a wholly owned subsidiary of PBF, which currently pays the salaries of, and provides benefits to, these employees.

Our Compensation Committee

Each of the employment agreements with our named executive officers, which include incentive compensation arrangements and eligibility for long-term equity compensation, has been approved by the entire board of directors. The board of directors has also approved our equity incentive plan, which establishes a plan for the board of directors to grant unit options, restricted units and other equity awards. The board of directors approves individual grants of equity to members of the board of directors, our named executive officers and other employees.

In order to ensure that compensation programs are aligned with appropriate performance goals and strategic direction, management works with the compensation committee in the compensation-setting process. Specifically, management will recommend to the compensation committee its opinion of executive performance, recommend business performance targets and objectives, and recommend salary levels and annual and long-term incentive levels. However, in the future, all decisions regarding executive compensation will be made by the compensation committee.

The compensation committee determines and approves the compensation arrangements for our named executive officers and senior management, the appropriate annual salary, as well as applicable incentive compensation arrangements.

Compensation Philosophy

Our compensation arrangements are designed to ensure that our executives are rewarded appropriately for their contributions to our growth and profitability, and that the compensation is demonstrably contingent upon and linked to our sustainable success. This linkage encourages the commonality of interest between our executives and our stockholders.

The following are the principal objectives in the design of our executive compensation arrangements:

•	our ability to attract, retain and motivate superior management talent critical to our long-term success with compensation that is competitive within the marketplace;

•	linking executive compensation to the creation and maintenance of long-term equity value;

•	the maintenance of a reasonable balance among base salary, annual cash incentive payments and long-term equity-based incentive compensation, and other benefits;

•	promoting equity ownership by executives to align their interests with the interests of our equity holders; and

•	ensuring that incentive compensation is linked to the achievement of specific financial and strategic objectives, which are established in advance and approved by the board of directors.

Compensation Elements and Mix

We believe that compensation to our executive officers should be aligned closely with our short-term and long-term financial performance goals. As a result, a portion of executive compensation will be “at risk” and will be tied to the attainment of previously established financial goals. However, we also believe that it is prudent to provide competitive base salaries and benefits to attract and retain superior talent in order to achieve our strategic objectives.

For the fiscal year ended December 31, 2010, the principal elements of our compensation for our named executive officers were:

•	Base salaries;

•	Long-term equity-based incentives; and

•	Benefits and executive perquisites.

Annual Base Salary

In general, base salary is used as a principal means of providing cash compensation for performance of a named executive officer’s essential duties. Base salaries for our named executive officers are determined on an individual basis and are based on the level of job responsibility in the organization, past experience and market comparisons and are intended to provide our named executive officers with a stable income. The base salaries are designed to compensate the named executive officer for daily duties provided to the Company. Salaries are reviewed from time to time by the board of directors, and all proposed adjustments to the base salaries of our named executive officers are reviewed and approved by the board of directors and in the future will be reviewed and approved by the compensation committee. The base salary for each named executive officer for our fiscal year ended December 31, 2010, is reported in the Summary Compensation Table below.

Annual Cash Incentive Plan

Our named executive officers are eligible to participate in our annual cash incentive compensation plan on the same basis as our other members of management. The cash incentive compensation plan and any amounts thereunder to be paid to a named executive officer are determined in the discretion of our compensation committee.

For the year ended December 31, 2010, we did not have an annual cash compensation plan and none of our named executive officers received cash incentive plan bonuses because we were just emerging from our development stage, though other members of management did receive bonuses reflecting our progress and rapid growth.

In 2011, the cash incentive plan was designed to align our named executive officers and other members of management’s short-term cash compensation opportunities with our 2011 financial goals. Awards under the 2011 cash incentive plan are based on earnings thresholds determined by our compensation committee, based on recommendations provided by our Executive Chairman and Chief Executive Officer. For 2011, the cash incentive plan was established using minimum earnings thresholds with graduated increments and a total dollar limit on the amount available for awards.

Equity Compensation

Our executive officer compensation has a substantial equity component as we believe superior equity investors’ returns are achieved through a culture that focuses on long-term performance by our named executive officers and other key employees. By providing our executives with an equity stake, we are better able to align the interests of our named executive officers and our other equity holders. In addition, because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to our named executive officers and other employees to achieve increases in the value of our stock over time.

As discussed under “Certain Relationships and Related Transactions—Investments in PBF LLC,” since our formation in 2008, our named executive officers, one of our directors and certain other employees were provided the opportunity to purchase Series A Units and warrants to purchase Series A Units in PBF LLC. Under the terms of the arrangements, the named executive officers, one director and other employees purchased Series A Units and warrants to purchase Series A Units, and were granted additional compensatory warrants to purchase Series A Units. In addition, our named executive officers and certain other employees were granted equity incentive awards by PBF LLC in the form of Series B Units, which are profits interests in PBF LLC that enable the holder to participate in the future growth of PBF LLC after the date the interests were granted. One-quarter of the Series B Units vested at the time of grant and the remaining three-quarters vest in equal annual installments on the first, second and third anniversary of grant, subject to accelerated vesting upon certain events.

Finally, since March 2011, PBF LLC has maintained the 2011 Equity Incentive Plan, pursuant to which options to purchase Series A Units of PBF LLC have been granted to one of our named executive officers and certain of our employees. The options to purchase Series A Units vest in equal annual installments over three years, subject to accelerated vesting upon certain events. The options cannot be exercised more than 10 years after the date of grant.

Other Benefits

All executive officers, including the named executive officers, are eligible for other benefits including: medical, dental, short-term disability and life insurance. The executives participate in these plans on the same basis, terms and conditions as other administrative employees. In addition, we provide long-term disability insurance coverage on behalf of the named executive officers at an amount equal to 65% of current base salary (up to $10,000 per month). The named executive officers also participate in our vacation, holiday and sick day program which provides paid leave during the year at various amounts based upon the executive’s position and length of service.

Pension and Other Retirement Benefits

Defined Contribution Plan

Our defined contribution plan covers all employees, including our named executive officers. Employees are eligible to participate as of the first day of the month following 30 days of service. Participants can make basic contributions up to 50 percent of their annual salary subject to Internal Revenue Service limits. We match participants’ contributions at the rate of 200 percent of the first 3 percent of each participant’s total basic contribution based on the participant’s total annual salary. Employee contributions to the defined contribution plan are fully vested immediately. Our matching contributions to the defined contribution plan vest to the employee’s account over time. Participants may receive distributions from the vested portion of their defined contribution plan accounts any time after they cease service with us.

PBF Energy Pension Plan

We sponsor a qualified defined benefit plan for all employees, including our named executive officers, with a policy to fund pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974, or ERISA, and Federal income tax laws. Annual contributions are made to an individual employee’s pension account based on their length of service with us and base salary, up to certain limits imposed by Federal and state income tax laws. Employees become eligible to participate in the defined benefit plan after their first 30 days of employment and an employee’s interest in their plan account vests after three years of employment, with the exception of certain circumstances.

PBF Energy Restoration Plan

We sponsor a non-qualified plan for non-union employees, including our named executive officers. Contributions, which are made at our discretion, are made to an individual employee’s pension restoration account based on their total cash compensation over a defined period of time. Employees become eligible to participate in the non-qualified plan after their first 30 days of employment and an employee’s interest in their plan account vests after one year of employment, with the exception of certain circumstances. An employee’s pension restoration account vests immediately and is non-forfeitable upon the attainment of age 65.

Impact of Tax and Accounting Principles

The forms of our executive compensation are largely dictated by our capital structure and have not been designed to achieve any particular accounting treatment. We do take tax considerations into account, both to avoid tax disadvantages and to obtain tax advantages, where reasonably possible consistent with our compensation goals (tax advantages for our executives benefit us by reducing the overall compensation we must pay to provide the same after-tax income to our executives), including the application of Sections 280G and 409A of the Internal Revenue Code.

Section 162(m) of the Internal Revenue Code (as interpreted by IRS Notice 2007-49) imposes a $1,000,000 cap on federal income tax deductions for compensation paid to our chief executive officer and to the three other most highly-paid executive officers (other than the principal financial officer) or such other persons which may be deemed covered persons under Section 162(m) during any fiscal year unless the compensation is “performance-based” under Section 162(m). Under a special Section 162(m) provision for newly public companies, compensation paid pursuant to a compensation plan or arrangement in existence before the effective date of this initial public offering, provided the arrangement is adequately described in this prospectus, will not be subject to the $1,000,000 limitation during a reliance period that ends on the earliest of: (1) the expiration of the compensation plan, (2) a material modification of the compensation plan (as determined under Section 162(m)), (3) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (4) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. With respect to stock-based compensation, this provision applies to stock options, stock appreciation rights and the substantial vesting of restricted property granted before the end of the reliance period, even if not paid until after the end of the reliance period. While the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the tax treatment of compensation pursuant to Section 162(m) and other applicable rules is a factor in determining the amounts of compensation for our named executive officers. However, to retain highly skilled executives and remain competitive with other employers, the compensation committee retains the right to authorize compensation on a purely discretionary basis, including compensation that would not be deductible under Section 162(m) or otherwise.

Employment Agreements

We believe that employment agreements with our executives are necessary to attract and retain key talent. They provide a minimum level of stability to our executives in the event of certain terminations and/or the occurrence of a change in control of our business, freeing the executive to focus on our business rather than personal financial concerns.

Thomas D. O’Malley

On April 1, 2010, we entered into an employment agreement with Thomas D. O’Malley, pursuant to which Mr. O’Malley serves as our Executive Chairman of the Board of Directors. The employment term is one year with automatic one year extensions thereafter, unless either we or Mr. O’Malley provide 30 days’ prior notice of an election not to renew the agreement.

Under the agreement, Mr. O’Malley is entitled to receive an annual base salary of $1,500,000. Mr. O’Malley is entitled to increases in his annual base salary at the sole discretion of our board. Mr. O’Malley is also eligible to participate in the 2011 cash incentive plan and earn an annual bonus award. Mr. O’Malley also participates in our incentive programs and is also entitled to grants of equity based compensation, as discussed above. Mr. O’Malley is also entitled to participate in our employee benefit plans in which our employees are eligible to participate, other than any severance plan generally offered to all of our employees, on the same basis as those benefits are generally made available to other senior executives. Mr. O’Malley is also entitled to reimbursement for business travel using his personal aircraft. See “Certain Relationships and Related Transactions—Private Aircraft.”

The termination provisions in Mr. O’Malley’s employment agreement are discussed under “—Potential Payments Upon Termination Occurring on December 31, 2010, Including in Connection With a Change In Control” below.

Mr. O’Malley is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees during his employment term and for six months following termination of his employment for any reason, subject to certain exceptions.

Thomas J. Nimbley

On April 1, 2010, we entered into an employment agreement with Thomas J. Nimbley, pursuant to which Mr. Nimbley serves as our Chief Executive Officer. The employment term is one year with automatic one year extensions thereafter, unless either we or Mr. Nimbley provide 30 days’ prior notice of an election not to renew the agreement.

Under the agreement, Mr. Nimbley is entitled to receive an annual base salary of $600,000, that was increased to $700,000 effective January 1, 2011. Mr. Nimbley is entitled to increases in his annual base salary at the sole discretion of our board. Mr. Nimbley is also eligible to participate in the 2011 cash incentive plan. Mr. Nimbley also participates in our incentive programs and is also entitled to grants of equity based compensation, as discussed above. Mr. Nimbley is also entitled to participate in our employee benefit plans in which our employees are eligible to participate, other than any severance plan generally offered to all of our employees, on the same basis as those benefits are generally made available to other senior executives.

The termination provisions in Mr. Nimbley’s employment agreement are discussed under “—Potential Payments Upon Termination Occurring on December 31, 2010, Including in Connection With a Change In Control” below.

Mr. Nimbley is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees during his employment term and for six months following termination of his employment for any reason, subject to certain exceptions.

Matthew C. Lucey

On April 1, 2010, we entered into an employment agreement with Matthew C. Lucey, pursuant to which Mr. Lucey serves as our Senior Vice President, Chief Financial Officer. The employment term is one year with automatic one year extensions thereafter, unless either we or Mr. Lucey provide 30 days’ prior notice of an election not to renew the agreement.

Under the agreement, Mr. Lucey is entitled to receive an annual base salary of $375,000, that was increased to $425,000 effective January 1, 2011. Mr. Lucey is entitled to increases in his annual base salary at the sole discretion of our board. Mr. Lucey is also eligible to participate in the 2011 cash incentive plan. Mr. Lucey also participates in our incentive programs and is also entitled to grants of equity based compensation, as discussed above. Mr. Lucey is also entitled to participate in our employee benefit plans in which our employees are eligible to participate, other than any severance plan generally offered to all of our employees, on the same basis as those benefits are generally made available to other senior executives.

The termination provisions in Mr. Lucey’s employment agreement are discussed under “—Potential Payments Upon Termination Occurring on December 31, 2010, Including in Connection With a Change In Control” below.

Mr. Lucey is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees during his employment term and for six months following termination of his employment for any reason, subject to certain exceptions.

Donald. F. Lucey

On April 1, 2010, we entered into an employment agreement with Donald F. Lucey, pursuant to which Mr. Lucey serves as our Executive Vice President, Chief Commercial Officer. The employment term is one year with automatic one year extensions thereafter, unless either we or Mr. Lucey provide 30 days’ prior notice of an election not to renew the agreement.

Under the agreement, Mr. Lucey is entitled to receive an annual base salary of $600,000. Mr. Lucey is entitled to increases in his annual base salary at the sole discretion of our board. Mr. Lucey is also eligible to participate in the 2011 cash incentive plan. Mr. Lucey also participates in our incentive programs and is also entitled to grants of equity based compensation, as discussed above. Mr. Lucey is also entitled to participate in our employee benefit plans in which our employees are eligible to participate, other than any severance plan generally offered to all of our employees, on the same basis as those benefits are generally made available to other senior executives.

The termination provisions in Mr. Lucey’s employment agreement are discussed under “—Potential Payments Upon Termination Occurring on December 31, 2010, Including in Connection With a Change In Control” below.

Mr. Lucey is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees during his employment term and for six months following termination of his employment for any reason, subject to certain exceptions.

Michael D. Gayda

On April 1, 2010, we entered into an employment agreement with Michael D. Gayda, pursuant to which Mr. Gayda, commencing on June 2, 2010, serves as our President. The employment term is one year with automatic one year extensions thereafter, unless either we or Mr. Gayda provide 30 days’ prior notice of an election not to renew the agreement.

Under the agreement, Mr. Gayda is entitled to receive an annual base salary of $600,000, that was increased to $650,000 effective January 1, 2011. Mr. Gayda is entitled to increases in his annual base salary at the sole discretion of our board. Mr. Gayda also received a one-time signing bonus and relocation expense of $50,000. Mr. Gayda is also eligible to participate in the 2011 cash incentive plan. Mr. Gayda also participates in our incentive programs and is also entitled to grants of equity based compensation, as discussed above. Mr. Gayda is also entitled to participate in our employee benefit plans in which our employees are eligible to participate, other than any severance plan generally offered to all of our employees, on the same basis as those benefits are generally made available to other senior executives.

The termination provisions in Mr. Gayda’s employment agreement are discussed under “—Potential Payments Upon Termination Occurring on December 31, 2010, Including in Connection With a Change In Control” below.

Mr. Gayda is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees during his employment term and for six months following termination of his employment for any reason, subject to certain exceptions.

2010 Summary Compensation Table

This Summary Compensation Table summarizes the total compensation paid or earned by each of our named executive officers for the fiscal year ended December 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(5)	Options Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(7)	Total ($)
Thomas D. O’Malley,	2010	1,500,000	—	1,788,500	763,915	—	—	217,224	4,269,639
Executive Chairman of the Board of Directors and former CEO(1)

Thomas J. Nimbley,	2010	450,000	—	766,500	153,900	—	—	70,224	1,440,624
Chief Executive Officer (PEO)(2)

Matthew C. Lucey,	2010	325,000	—	255,500	9,852	—	—	52,724	643,076
Senior Vice President, Chief Financial Officer (PFO)(3)

Donald F. Lucey,	2010	518,750	—	766,500	51,300	—	—	79,849	1,416,399
Executive Vice President, Chief Commercial Officer

Michael D. Gayda,	2010	450,000	—	766,500	51,300	—	—	120,224	1,338,024
President(4)

(1)	Mr. O’Malley was our Chief Executive Officer from March 1, 2008 through March 31, 2010 and now serves as our Executive Chairman of the Board of Directors.
(2)	Mr. Nimbley became our Chief Executive Officer on April 1, 2010 with an annual base salary for 2010 of $600,000.
(3)	Mr. Lucey was our principal financial officer from April 7, 2008 through March 31, 2010. He became our Chief Financial Officer on April 1, 2010.
(4)	Mr. Gayda became our Executive Vice President, General Counsel and Secretary on April 1, 2010 with an annual base salary for 2010 of $600,000. He became our President on June 2, 2010.
(5)	The amounts set forth in this column represent the grant date fair value of Series B Units in PBF LLC awarded in 2010 as calculated pursuant to FASB ASC Topic 718. The amounts have been determined based on the assumptions set forth in Note 12 to the PBF Holding Consolidated financial statements for the year ended December 31, 2010.
(6)	The amounts set forth in this column represent the grant date fair value of compensatory warrants for the purchase of Series A Units in PBF LLC granted to the named executive officers in connection with their purchase of Series A Units in PBF LLC. The grant date fair value was calculated pursuant to FASB ASC Topic 718 based on the assumptions set forth in Note 12 to the PBF Holding Consolidated financial statements for the year ended December 31, 2010.
(7)	The amounts set forth in this column consist of the following: for 2010, company matching contributions to our 401(k) Plan in the amount of $14,700 for each of the named executive officers and contributions to our cash balance compensation plan and benefit restoration pension plan in the amount of $202,524 for Mr. O’Malley, $55,524 for Messrs. Nimbley and Gayda, $38,024 for Mr. M. Lucey, and $65,149 for Mr. D. Lucey, and a one-time signing bonus and relocation expense allowance of $50,000 for Mr. Gayda.

Grants of Plan-Based Awards in 2010

The following table provides information regarding the grants of plan-based awards to each of our named executive officers for the fiscal year ended December 31, 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas D. O’Malley,
Executive Chairman of the Board of Directors

Thomas J. Nimbley,
Chief Executive Officer (PEO)

Matthew C. Lucey,
Senior Vice President, Chief Financial Officer (PFO)

Donald F. Lucey,
Executive Vice President, Chief Commercial Officer

Michael D. Gayda,
President

Narrative Disclosure to 2010 Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table

Series A Compensatory Warrants

In conjunction with the purchase of Series A Units and warrants to purchase Series A Units by our named executive officers and certain other employees, each purchaser of Series A Units and warrants received a grant of compensatory warrants to purchase Series A Units. The Series A Compensatory Warrants were fully vested at the time of grant and expire after ten years. 25% of the Series A Compensatory Warrants became exercisable at the grant date and the remaining 75% are exercisable over equal annual installments on each of the first three anniversaries of the grant date, subject to acceleration under certain circumstances. As of December 31, 2010, there were 691,320 granted Series A Compensatory Warrants.

Series B Units

In 2010, our named executive officers and certain other officers were granted equity incentive awards by PBF LLC in the form of Series B Units, which are profits interests in PBF LLC that enable the holder to participate in the future growth of PBF LLC after the date the interests were granted. One-quarter of the Series B Units vested at the time of grant and the remaining three-quarters vest in equal annual installments on the first, second and third anniversary of grant, subject to accelerated vesting upon certain events. As of December 31, 2010, there were 950,000 Series B Units allocated (of which 237,500 units were vested) and 50,000 Series B Units were unallocated. Under certain circumstances upon a termination of employment of any holder of the Series B Units, any non-vested Series B Units held by such holder will be forfeited.

Outstanding Equity Awards At 2010 Fiscal Year-End

The following table provides information regarding outstanding equity awards of PBF LLC interests made to our named executive officers as of December 31, 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas D. O’Malley,
Executive Chairman of the Board of Directors

Thomas J. Nimbley,
Chief Executive Officer (PEO)

Matthew C. Lucey,
Senior Vice President, Chief Financial Officer (PFO)

Donald F. Lucey,
Executive Vice President, Chief Commercial Officer

Michael D. Gayda,
President

Option Exercises and Stock Vested in 2010

The following table provides information regarding the amounts received by our named executive officers upon the acceleration and exercise of options or similar instruments or the vesting of stock or similar instruments during the fiscal year ended December 31, 2010. All of the awards described in this table were for equity interests in PBF LLC.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas D. O’Malley,
Executive Chairman of the Board of Directors

Thomas J. Nimbley,
Chief Executive Officer (PEO)

Matthew C. Lucey,
Senior Vice President, Chief Financial Officer (PFO)

Donald F. Lucey,
Executive Vice President, Chief Commercial Officer

Michael D. Gayda,
President

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Thomas D. O’Malley,
Executive Chairman of the Board of Directors
Thomas J. Nimbley,
Chief Executive Officer (PEO)
Matthew C. Lucey,
Senior Vice President, Chief Financial Officer (PFO)
Donald F. Lucey,
Executive Vice President, Chief Commercial Officer
Michael D. Gayda,
President

Potential Payments Upon Termination Occurring on December 31, 2010, Including in Connection With a Change In Control

The table below provides the amounts that would be payable (including the value of certain benefits) to each of our named executive officers had a termination hypothetically occurred on December 31, 2010 under various scenarios, including a termination of employment associated with a Change In Control, as described below. The table does not include payments or benefits under arrangements available on the same basis generally to all other eligible employees of PBF. The potential payments were determined under the terms of each named executive officer’s employment agreement in effect on December 31, 2010 and in accordance with our plans and arrangements in effect on December 31, 2010. The named executive officers’ employment agreements are identical with respect to the provision of post-termination payments under the scenarios described below.

Termination for Cause, without Good Reason or due to non-renewal by the executive. In the event the executive is terminated by us for Cause, the executive terminates his employment without Good Reason, or the executive does not renew his employment with us at the end of his current term, the executive will be entitled to: (1) receive accrued, but unpaid salary; (2) receive any earned, but unpaid portion of the previous year’s cash bonus; (3) receive unreimbursed business expenses; (4) receive applicable benefits; and (5) exercise any vested options in accordance with the terms of the long term incentive plan, or collectively, Accrued Rights.

“Good Reason” as defined in the employment agreements means, without the executive’s consent (A) the failure of the company to pay or cause to be paid the executive’s base salary or cash bonus, if any, when due, (B) any adverse, substantial and sustained diminution in the executive’s authority or responsibilities by the company from those described in the employment agreement, (C) the company requiring a change in the location for performance of the executive’s employment responsibilities to a location more than 50 miles from the company’s office (not including ordinary travel during the regular course of employment) or (D) any other action or inaction that constitutes a material breach by the company of the employment agreement; provided, that the events described in clauses (A), (B), (C) and (D) shall constitute “Good Reason” only if the company fails to cure such event within 20 days after receipt from the executive of written notice of the event which constitutes “Good Reason;” provided, further, that “Good Reason” shall cease to exist for an event described in clauses (A), (B), (C) and (D) on the 90th day following the later of its occurrence or the executive’s knowledge thereof, unless the executive has given the company written notice thereof prior to such date.

“Cause” as defined in the employment agreements includes the following: (A) the executive’s continued willful failure to substantially perform his duties (other than as a result of a disability) for a period of 30 days following written notice by the company to the executive of such failure, (B) the executive’s conviction of, or plea of nolo contendere to a crime constituting a misdemeanor involving moral turpitude or a felony, (C) the executive’s willful malfeasance or willful misconduct in connection with the executive’s duties under the employment agreement, including fraud or dishonesty against the company, or any of its affiliates, or any act or omission which is materially injurious to the financial condition or business reputation of the company, or any of its affiliates, other than an act or omission that was committed or omitted by the executive in the good faith belief that it was in the best interest of the company, (D) a breach of the executive’s representations and warranties in such employment agreement, or (E) the executive’s breach of the non-competition, non-solicitation, non-disparagement or non-disclosure provisions of the employment agreement.

Death or Disability. In the event of death or disability, the named executive officer’s estate or the executive, as applicable, will be entitled to receive: Accrued Rights; a pro rata portion of the executive’s cash bonus for the year in which such death or disability occurs; and a cash lump sum payment equal to the greater of (A) one-half of the executive’s annual salary as in effect on the date of termination or (B) one-half of the aggregate amount of the executive’s salary that the executive would have received had the full term of employment occurred under the employment agreement.

Termination during the term of employment (other than in connection with a Change in Control as described below), without Cause (other than by reason of death or disability) by us, for Good Reason or due to non-renewal by us. In the event the executive is terminated during the term of employment (other than in connection with a Change in Control as described below), without Cause (other than by reason of death or disability) by us, for Good Reason or due to non-renewal by us, the executive will be entitled to: the Accrued Rights; a cash lump sum payment equal to 1.5 times base salary; and the continuation of certain health benefits for 18 months.

Termination in connection with a Change In Control. In the event the executive is terminated by us without Cause (other than by reason of death or disability) or resigns with Good Reason, in each case six months prior to or within one year subsequent to the consummation of a Change in Control, the executive will be entitled to: the Accrued Rights; a cash lump sum payment equal to 2.99 times the executive’s salary in effect on the date of termination; immediate vesting and exercisability of outstanding options or other grants under the long term incentive plan, warrants and Series B Units; and the continuation of certain health benefits for two years and 11 months.

A “Change In Control” as defined in the employment agreements, is deemed to have occurred if:

•

any of the following is consummated: (x) any consolidation, reorganization, merger or similar transaction (in one transaction or a series of related transactions) involving the company, other than a consolidation, reorganization, merger or similar transaction in which the voting power of the voting securities of the company immediately prior to such transaction constitute more than 50% of the combined voting power of the voting securities of the surviving entity, (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the company, or (z) the liquidation or dissolution of the company; or

•

any person (as defined in sections 13(d) and 14(d)(2) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the company outstanding at the time (in one or more related or unrelated transactions).

Under the terms of each named executive officer’s employment agreement, the executive is precluded from competing with us for a period of six months post-termination, in certain circumstances, and must enter into a release of claims in order to receive the severance described below.

Name	Termination (a) for Cause, (b) without Good Reason or (c) due to non-renewal by the executive ($)	Termination (a) during
the term of employment
(other than in  connection
with a Change In
Control), (b) without
Cause (other than by
reason of death or
disability) by us, (c) for
Good Reason or (d)
due to non-renewal by us
	($)	Termination in connection with a Change In Control ($)	Death or Disability ($)
Thomas D. O’Malley,
Executive Chairman of the Board of Directors

Thomas J. Nimbley,
Chief Executive Officer (PEO)

Matthew C. Lucey,
Senior Vice President, Chief Financial Officer (PFO)

Donald F. Lucey,
Executive Vice President, Chief Commercial Officer

Michael D. Gayda,
President

Compensation of Directors

Directors who are also our employees or affiliates receive no separate compensation for service on our board of directors or committees thereof. We reimburse all of our directors for customary expenses incurred in connection with attending meetings of our board of directors and committees thereof. Following the consummation of this offering, our non-executive directors will be entitled to receive director fees as determined by the compensation committee of our board of directors.

In 2010, none of our directors received any compensation for service on our board of directors or committees thereof. Currently, our non-employee, independent directors, Mr. Allen and Mr. Houston, are paid an annual retainer of $50,000 each. Mr. Allen receives an additional annual retainer of $10,000 for his role as Chairman of the Audit Committee. In 2011, our compensation committee granted Mr. Allen and Mr. Houston 25,000 Unit Options each for their continued service on our board of directors. Mr. Houston receives $1,500 for attending each board meeting. Mr. Allen receives $1,500 for attending each board meeting and $1,500 for presiding over each Audit Committee meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Each of the related party transactions described below was negotiated on an arm’s length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

Our Relationship with Blackstone and First Reserve

Blackstone and First Reserve control ownership interests in a broad range of companies. We have entered into commercial transactions on arm’s length terms in the ordinary course of business with certain of these companies, including for the purchase of goods and services.

PBF LLC Limited Liability Company Agreement

In connection with this offering, Blackstone, First Reserve, Thomas D. O’Malley, our named executive officers and the other members, will enter into an amended and restated limited liability company agreement for PBF LLC. Immediately following the closing of this offering, Blackstone and First Reserve will each own     % of the total voting power of PBF LLC.

Exchange Agreement

We will enter into an exchange agreement with PBF LLC. Under the exchange agreement, PBF LLC (and certain permitted assignees thereof) may (subject to the terms of the exchange agreement), exchange its New Holdings Units for shares of Class A common stock of PBF Energy on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As PBF Holding exchanges its New Holdings Units, PBF Energy’s interest in PBF Holding will be correspondingly increased.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with PBF LLC pursuant to which we will grant PBF LLC, its members and their affiliates and permitted transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for New Holdings Units (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) otherwise held by them. Under the registration rights agreement, we will agree to register the exchange of New Holdings Units for shares of Class A common stock by PBF LLC. In addition, PBF LLC has the right to request that we register the sale of shares of Class A common stock held by it          times and may require us to make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended time period. In addition, PBF LLC will have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by it in connection with registered offerings requested by other registration rights holders or initiated by us. We will also grant certain of PBF LLC’s members and their affiliates and permitted transferees the right, under certain circumstances and subject to certain restrictions, to require us to register shares of Class A common stock received by them from PBF LLC.

Tax Receivable Agreement

As described in “Organizational Structure—Offering Transactions,” we intend to use substantially all of the proceeds from this offering to purchase New Holdings Units from PBF LLC. In addition, PBF LLC may (subject to the terms of the exchange agreement) exchange their New Holdings Units for shares of Class A common stock of PBF Energy on a one-for-one basis. PBF Holding intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of New Holdings Units for shares of Class A common stock occurs. The purchase of New Holdings Units and subsequent exchanges are expected to result, with respect to PBF Energy in increases in the tax basis of the assets of PBF Holding that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that the corporate taxpayer would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will enter into a tax receivable agreement with PBF LLC that provides for the payment from time to time by PBF Energy to PBF LLC of         % of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of PBF Energy and not of PBF Holding. For purposes of the tax receivable agreement, the benefit deemed realized by PBF Energy will be computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF Holding as a result of the purchase or exchanges and had PBF Energy not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless PBF Energy exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or PBF Energy breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if PBF Energy had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•

the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of PBF Holding at the time of each exchange;

•

the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of PBF Holding is affected by the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available; and

•

the amount and timing of our income—PBF Energy generally will be required to pay         % of the deemed benefits as and when deemed realized. If PBF Energy does not have taxable income, PBF Energy generally is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

We expect that the payments that we may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement relating to the purchase by us of New Holdings Units as part of the offering transactions to aggregate $         million (or $         million if the underwriters exercise their option to purchase additional shares) and to range over the next 15 years from approximately $         million to $         million per year (or range from approximately $         million to $         million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments to PBF LLC in respect of subsequent exchanges of New Holdings Units would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or (b) distributions to PBF Energy by PBF Holding are not sufficient to permit PBF Energy to make payments under the tax receivable agreement after it has paid its taxes and other obligations. The payments under the tax receivable agreement are not conditioned upon PBF LLC’s continued ownership of us.

The effects of the tax receivable agreement on our consolidated balance sheet as a result of our purchase of New Holdings Units with our proceeds from this offering are as follows:

•

we will record an increase of $         million in deferred tax assets (or $         million if the underwriters exercise their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by PBF Energy based on enacted federal, state and local income tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•

we will record         % of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase of $         million (or $         million if the underwriters exercise their option to purchase additional shares) payable to a related party pursuant to tax receivable agreement; and

•

we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to PBF LLC under the tax receivable agreement.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In addition, the tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired New Holdings Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. As a result, (i) we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and (ii) if we elect to terminate the tax receivable agreement early, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. Upon an actual exchange following a change of control, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by PBF LLC in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by PBF LLC under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase PBF LLC’s tax liability without giving rise to any rights of PBF LLC to receive payments under the tax receivable agreement.

Payments are generally due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus          basis points from the due date (without extensions) of such tax return. In certain circumstances, we may defer that portion of our payments under the tax receivable agreement that is attributable to increases in tax basis arising from such payments, but only to the extent PBF Energy does not have available cash to satisfy its payment obligations under the tax receivable agreement. Such deferred payments would accrue interest at a rate of LIBOR plus          basis points.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine in accordance with such agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, the corporate taxpayer will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that PBF Energy actually realizes in respect of the tax attributes subject to the tax receivable agreement.

Investments in PBF LLC

Each of our executive officers, one of our directors and certain other employees have been provided with the opportunity to purchase Series A Units and warrants to purchase Series A Units in PBF LLC. The number of units and warrants offered for purchase were based upon the individual’s position and other relevant factors, and approved by the board of directors of PBF LLC. The following table sets forth the number of Series A Units and warrants to purchase Series A Units purchased and the price paid therefor by our named executive officers and one of our directors since the beginning of fiscal 2008.

Name	Aggregate Purchase Price ($)	Series A Units (#)	Non-Compensatory Warrants for the Purchase of Series A Units(1)(2) (#)
Thomas D. O’Malley,	18,095,150	1,809,515	1,815,380
Executive Chairman of the Board of Directors(3)

Thomas J. Nimbley,	2,225,000	225,000	300,000
Chief Executive Officer

Matthew C. Lucey,	135,000	13,500	17,319
Senior Vice President, Chief Financial Officer

Donald F. Lucey,	766,271	76,627	100,000
Executive Vice President, Chief Commercial Officer

Michael D. Gayda,	750,000	75,000	100,000
President

Jefferson F. Allen,	500,000	50,000	70,000
Director

(1)	Each non-compensatory warrant for the purchase of Series A Units has an exercise price of $10.00 per unit and is immediately exercisable for a ten-year period.
(2)	In connection with the purchase of Series A Units and warrants, compensatory warrants for the purchase of Series A Units were also granted to each of these persons. See “Executive Compensation—Grants of Plan-Based Awards in 2010.”
(3)	Thomas D. O’Malley owns 1,649,700 Series A Units and holds non-compensatory warrants for the purchase of 1,815,380 Series A Units. Thomas D. O’Malley, Jr., Thomas D. O’Malley’s son, owns 101,627 Series A Units. Horse Island Partners, of which, Mr. O’Malley is the managing member, directly owns 58,188 Series A Units.

PBF Holding Limited Liability Company Agreement

As a result of the Recapitalization and Offering Transactions, PBF Energy will hold New Holdings Units in PBF Holding and is the sole managing member of PBF Holding. Accordingly, PBF Energy will operate and control all of the business and affairs of PBF Holding and, through PBF Holding and its operating entity subsidiaries, conduct our business.

Pursuant to the amended and restated limited liability company agreement of PBF Holding, following this offering PBF Energy will have the right to determine when distributions will be made to holders of New Holdings Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made pro rata to the holders of New Holdings Units.

The holders of New Holdings Units, including PBF Energy, will generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF Holding. Net profits and net losses of PBF Holding will generally be allocated pro rata to holders of New Holdings Units (including PBF Energy). The limited liability company agreement of PBF Holding will provide for cash distributions, which we refer to as “tax distributions,” to the holders of New Holdings Units based on certain assumptions. In accordance with the limited liability company agreement, we intend to cause PBF Holding to make cash distributions to the holders of New Holdings Units with respect to the taxable income of PBF Holding that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of PBF Holding allocable to a holder of New Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses).

The limited liability company agreement of PBF Holding also will provide that substantially all expenses incurred by or attributable to PBF Energy (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by PBF Energy, income tax expenses of PBF Energy and payments on indebtedness incurred by PBF Energy, will be borne by PBF Holding.

Consulting Agreement with Fuel Strategies International

Pursuant to a consulting agreement, Fuel Strategies International, Inc., the principal of which is James P. O’Malley, the brother of Thomas D. O’Malley, the Executive Chairman of our Board of Directors, provided us with monthly consulting services relating to our petroleum coke and commercial operations. The initial term of the agreement was effective from February 8, 2010 through May 1, 2010, after which time it became an evergreen contract. The agreement is automatically renewed for additional 30-day periods unless terminated by either party upon ten days notice prior to the expiration of any renewal term. For the six months ended June 30, 2011 and during the fiscal years ended December 31, 2010, 2009 and 2008 we paid $        , $        , $         and $        , respectively, to Fuel Strategies under this agreement.

Private Aircraft

We have an agreement with Thomas D. O’Malley, our Executive Chairman of the Board of Directors, for the use of an airplane owned by 936MP, LLC, a Delaware limited liability company, owned by Mr. O’Malley. We pay a charter rate that is the lowest rate this aircraft is chartered to third-parties. The audit committee of the board of directors reviews such usage of the airplane annually. For the six months ended June 30, 2011 and during the fiscal years ended December 31, 2010, 2009 and 2008, we incurred charges of $        , $        , $         and $        , respectively, related to use of this plane.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written policy that applies to interested transactions with related parties. For purposes of the policy, interested transactions include transactions, arrangements or relationships involving amounts greater than $100,000 in the aggregate in which we are a participant and a related party has a direct or indirect interest. Related parties are deemed to include directors, director nominees, executive officers, owners of more than five percent of our common stock, or an immediate family member of the preceding group. The policy provides that the Audit committee will be responsible for the review and approval of all related-party transactions.

The Audit committee will review the material facts of all interested transactions that require the committee’s approval and either approve or disapprove of the entry into the interested transaction, subject to certain exceptions described below. The policy prohibits any director from participating in any discussion or approval of an interested transaction for which such director is a related party, except that such director is required to provide all material information concerning the interested transaction to the committee. As part of its review and approval of a related person transaction, the committee will consider whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-party’s interest in the transaction and any other matters the committee deems appropriate.

Our related-party transactions policy also provides that certain interested transactions will have standing pre-approval from the committee. These include: (1) employment of executive officers if the compensation is disclosed in the proxy statement or approved by committee; (2) employment of an immediate family member with compensation less than $120,000; (3) director compensation that is disclosed in the proxy statement; (4) transactions with companies where the business is less than the larger of $1 million or two percent of the other company’s total revenues; (5) certain charitable contributions; (6) regulated transactions; (7) certain banking services; and (8) certain transactions available to all employees or third parties generally.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of New Holdings Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of PBF Energy, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

Prior to this offering, PBF LLC owned 100% of our outstanding common stock. Following the closing of this offering, Blackstone and First Reserve, together with certain of our directors and executive officers, will beneficially own their interests in our Class A common stock set forth below through their ownership of PBF LLC. The number of shares of our Class A common stock and of New Holdings Units and percentage of beneficial ownership after the Offering Transactions set forth below is based on shares of our Class A common stock and of New Holdings Units to be issued and outstanding immediately after the Offering Transactions, and assumes that PBF LLC will use the proceeds it receives from us in this offering to redeem Class A Units of PBF LLC held by Blackstone and First Reserve and certain of our directors, executive officers and other employees.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as otherwise indicated, the business address for each of the following persons is One Sylvan Way, Parsippany, New Jersey 07054.

	Class A Common Stock Beneficially Owned(1)						Combined Voting Power(2)(3)
Name	Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
	Number	%	Number	%	Number	%	%	%	%
Blackstone(4)
First Reserve(5)
Thomas D. O’Malley(6)
Thomas J. Nimbley(7)
Matthew C. Lucey(8)
Donald F. Lucey(9)
Michael D. Gayda(10)
Jefferson F. Allen(11)
Martin J. Brand(12)
Timothy H. Day(13)
David I. Foley(14)
Dennis Houston(15)
Neil A. Wizel(16)
All directors and executive officers as a group (12 persons)(17)

New Holdings Units Beneficially Owned(1)
Name	Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
	Number	%	Number	%	Number	%
Blackstone(4)
First Reserve(5)
Thomas D. O’Malley(6)
Thomas J. Nimbley(7)
Matthew C. Lucey(8)
Donald F. Lucey(9)
Michael D. Gayda(10)
Jefferson F. Allen(11)
Martin J. Brand(12)
Timothy H. Day(13)
David I. Foley(14)
Dennis Houston(15)
Neil A. Wizel(16)
All directors and executive officers as a group (12 persons)(17)

(1)	Subject to the terms of the exchange agreement, the New Holdings Units are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Transactions—Exchange Agreement.” Beneficial ownership of New Holdings Units reflected in these tables has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. Percentage of New Holdings Units after the Offering Transactions treats New Holdings Units held by PBF Energy as outstanding.
(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of PBF Energy voting together as a single class. See “Description of Capital Stock.”
(3)	PBF LLC will hold all of the shares of our Class B common stock. PBF LLC shall be entitled, without regard to the number of shares of Class B common stock held by it, to one vote for each New Holdings Units held by it. Accordingly, PBF LLC has a number of votes in PBF Energy that is equal to the aggregate number of New Holdings Units that it holds. See “Description of Capital Stock—Class B Common Stock.”
(4)

The Blackstone Vehicles (as hereinafter defined) are comprised of the following entities: Blackstone PB Capital Partners V L.P. (“BPBCP V”), Blackstone PB Capital Partners V-AC L.P. (“BPBCP V-AC”), Blackstone Family Investment Partnership V USS L.P. (“BFIP V”), Blackstone Family Investment Partnership V-A USS SMD L.P. (“BFIP V-A”), and Blackstone Participation Partnership V USS L.P. (“BPP V”, and together with BPBCP V, BPBCP V-AC, BFIP V and BFIP V-A, the “Blackstone Vehicles”). The Blackstone Vehicles beneficially own (i)                 New Holdings Units, which are held by BPBCP V, (ii)                 New Holdings Units, which are held by BPBCP V-AC, (iii)                 New Holdings Units, which are held by BFIP V, (iv)                 New Holdings Units, which are held by BFIP V-A, and (v)                 New Holdings Units, which are held by BPP V. Blackstone Management Associates V USS L.L.C. (“BMA”) is a general partner of each of BPBCP V and BPBCP V-AC. BCP V USS Side-by-Side GP L.L.C. (“BCP V GP L.L.C.”) is a general partner of BFIP V and BPP V. Blackstone Holdings II L.P. holds the majority of membership interests in BMA and is the sole member of BCP V GP L.L.C. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of BFIP V-A is Blackstone Family GP L.L.C., which is in turn, wholly owned by

Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Vehicles directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares except to the extent of its or his indirect pecuniary interest therein. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(5)	Owned collectively by FR PBF Holdings LLC and FR PBF Holdings II LLC, which in turn are wholly owned and managed by FR XII PBF Holdings LLC, which in turn is collectively owned and managed by FR XII PBF AIV, L.P. (“FR XII”) and FR XII-A PBF AIV, L.P. (“FR XII-A”). FR XII and FR XII-A are managed by First Reserve GP XII, L.P. which, in turn , is managed by First Reserve GP XII Limited. Decisions with respect to voting and investments are made by the Investment Committee of First Reserve GP XII Limited, which includes Timothy H. Day, Alex T. Krueger, William E. Macaulay and Mark A. McComiskey. The address of FR PBF Holdings LLC and First Reserve is c/o First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830.
(6)	Owned by Horse Island Partners. Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC. In addition, does not include Class B Units of PBF LLC beneficially owned by Mr. O’Malley. The Class B Units do not currently entitle the holders to any dividend payments or any rights upon liquidation or dissolution of PBF LLC but may in the future entitle them to certain interests in the profits of PBF LLC after the passing of certain vesting dates and performance thresholds. For more information about the Class B Units, see “Executive Compensation — Narrative Disclosure to 2010 Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table.”
(7)	Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC. In addition, does not include Class B Units of PBF LLC beneficially owned by Mr. Nimbley.
(8)	Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC. In addition, does not include Class B Units of PBF LLC beneficially owned by Mr. Lucey.
(9)	Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC. In addition, does not include Class B Units of PBF LLC beneficially owned by Mr. Lucey.
(10)	Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC. In addition, does not include Class B Units of PBF LLC beneficially owned by Mr. Gayda.
(11)	Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC.
(12)	Mr. Brand is a Managing Director of Blackstone. Mr. Brand disclaims beneficial ownership of any shares of the issuer’s equity securities owned by the Blackstone Funds or their affiliates (including PBF LLC), except to the extent of their pecuniary interests therein.
(13)	Mr. Day is a Managing Director of First Reserve. Mr. Day disclaims beneficial ownership of any shares of the issuer’s equity securities owned by such entities or their affiliates (including PBF LLC), except to the extent of their pecuniary interests therein.
(14)	Mr. Foley is a Senior Managing Director of Blackstone. Mr. Foley disclaims beneficial ownership of any shares of the issuer’s equity securities owned by the Blackstone Funds or their affiliates (including PBF LLC), except to the extent of their pecuniary interests therein.

(15)	Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC.
(16)	Mr. Wizel is a Director of First Reserve. Mr. Wizel disclaims beneficial ownership of any shares of the issuer’s equity securities owned by First Reserve or its affiliates (including PBF LLC), except to the extent of their pecuniary interests therein.
(17)	Includes an aggregate of Series A Units of PBF LLC that can be acquired within 60 days upon the exercise of outstanding warrants and options. Series A Units of PBF LLC are exchangeable on a 1 for 1 basis for shares of Class A common stock held by PBF LLC. In addition, does not include Class B Units of PBF LLC beneficially owned by the directors and officers as a group.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws that will be in effect upon consummation of this offering. We refer you to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Our authorized capital stock consists of              shares of Class A common stock, par value $0.001 per share, of which              shares were issued and outstanding immediately prior to this offering,              shares of Class B common stock, par value $0.001 per share, of which              shares were issued and outstanding immediately prior to this offering, and              shares of preferred stock, par value $0.001 per share, of which no shares are currently issued and outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of Class B common stock are entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each New Holdings Units in PBF Holding held by such holder. Accordingly, the unitholders of PBF Holding collectively have a number of votes in PBF Energy that is equal to the aggregate number of New Holdings Units that they hold. The holders of Class B common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of PBF Energy.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•

the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company, or upon any distribution of assets of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock is listed on the NYSE, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No Cumulative Voting

The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the board of directors or a committee of the board which has been designated by the board of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent after the date on which Blackstone and First Reserve collectively cease to hold at least     % in voting power of all shares entitled to vote generally in the election of our directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting or at such other time as specified in our bylaws. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. These advance notice provisions will not apply to Blackstone or First Reserve or their affiliates (including PBF LLC), so long as Blackstone and First Reserve collectively hold at least         % in voting power of all shares entitled to vote generally in the election of our directors.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the certificate of incorporation, the DGCL, or by any amendment(s) thereto.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be             .

New York Stock Exchange Listing

We intend to apply to have our Class A common stock approved for listing on the NYSE under the symbol “PBF.”

DESCRIPTION OF CERTAIN MATERIAL INDEBTEDNESS

The following is a summary of the material provisions of our outstanding material indebtedness. This summary may not contain all of the information which may be important to you and is subject to, and qualified in its entirety by reference to, the actual text of the underlying documents.

ABL Revolving Credit Facility

On May 31, 2011, PBF Holding and the Credit Facility Borrowers, entered into the ABL Revolving Credit Facility with UBS AG, Stamford Branch, as administrative agent and co-collateral agent and certain other lenders. A portion of the proceeds of the ABL Revolving Credit Facility were used on the closing date thereof to repay in full all amounts then outstanding under and to terminate the Products and Intermediates Inventory Promissory Note, dated as of March 1, 2011, in an aggregate principal amount equal to $285.2 million, issued by Toledo Refining in favor of Sunoco. On an ongoing basis, the ABL Revolving Credit Facility will be available to PBF Holding and the Credit Facility Borrowers for working capital and other general corporate purposes and is scheduled to expire on May 31, 2016.

The ABL Revolving Credit Facility provides for revolving loans of up to an aggregate of $500.0 million, all of which is available in the form of letters of credit and a $25.0 million sub-limit for swing line advances. The amount available for borrowings under the ABL Revolving Credit Facility is calculated according to a “borrowing base” formula based on (1) 90% of the book value of eligible accounts with respect to investment grade obligors plus (2) 85% of the book value of eligible accounts with respect to non-investment grade obligors plus (3) 80% of the cost of eligible hydrocarbon inventory plus (4) 100% of cash and Cash Equivalents in deposit accounts subject to a control agreement and is subject to customary reserves and eligibility criteria and in any event cannot exceed $500.0 million. As of June 30, 2011, we borrowed $325.0 million under the ABL Revolving Credit Facility, which is reflected as a long-term liability on our balance sheet.

Borrowings under the ABL Revolving Credit Facility bear interest quarterly, at a per annum rate equal to an applicable margin plus (1) LIBOR or (2) the highest of (a) the administrative agent’s corporate base rate, (b) 0.50% per annum above the federal funds rate and (c) LIBOR for an interest period of one month plus 100 basis points. The applicable margin rate is determined based on average daily excess availability as determined with reference to our borrowing base or total commitments (whichever is lower). The applicable margin rate for LIBOR-based advances is 2.00% per annum if average daily excess availability is greater than or equal to $333.3 million, 2.25% per annum if average daily excess availability is less than $333.3 million but greater than or equal to $166.65 million and 2.50% per annum if average daily excess availability is less than $166.65 and the applicable margin for base rate-based advances is 1.00% per annum if average daily excess availability is greater than or equal to $333.3 million, 1.25% per annum if average daily excess availability is less than $333.3 million but greater than or equal to $166.65 million and 1.50% per annum if average daily excess availability is less than $166.65 million.

An unused line fee is payable under the ABL Revolving Credit Facility ranging from 0.375%- 0.50% depending on the percentage of the facility utilized from time to time. The unused line fee will be payable on the daily average unused portion of the commitments under the ABL Revolving Credit Facility (whether or not then available). Fees for outstanding letter of credit balances are at the applicable margin rate for LIBOR-based advances based on the average daily aggregate amount during the quarter of all letters of credit outstanding, payable quarterly in arrears. There is also a fronting fee payable quarterly in arrears of 0.125% based on the average daily aggregate available amount during the quarter of all letters of credit outstanding. Additionally, the Credit Facility Borrowers are obligated to pay to the agent for its own account an administrative agent fee and other fees as set forth in a separate fee letter.

The ABL Revolving Credit Facility requires mandatory prepayments of the loans with respect to (1) 100% of net cash proceeds from certain asset transfers and (2) 100% of net cash proceeds from certain casualty events. We are permitted to make voluntary prepayments, in whole or in part, without premium or penalty, subject to certain minimum prepayment requirements and payment of customary “breakage” costs for LIBOR-based borrowings. We may also terminate in whole or in part the amount of commitments under the ABL Revolving Credit Facility upon three business days notice to the administrative agent.

Borrowings under the ABL Revolving Credit Facility are subject to, among other things, the accuracy of representations and warranties in all material respects and the absence of any defaults as of the date of the relevant credit extension.

The ABL Revolving Credit Facility contains customary covenants and restrictions on the Credit Facility Borrowers’ and their subsidiaries’ activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; the ability to change the nature of our business or our fiscal year; the ability to amend the terms of the Term Loan Facility or the senior secured note facility documents; and sale and leaseback transactions.

The ABL Revolving Credit Facility requires us to maintain a fixed charge coverage ratio as of the last day of the most recently ended fiscal quarter of 1.10:1.00 if excess availability under our borrowing base is less than, at any time, the greater of (a) an amount equal to 17.5% of the then existing borrowing base, the Threshold Amount, and (b) $35.0 million, and until such time as excess availability is greater than the Threshold Amount and $35.0 million for a period of twelve or more consecutive days. Our excess availability was $128.8 million as of June 30, 2011. We were not subject to this covenant as of June 30, 2011 because excess availability was not less than the Threshold Amount.

The ABL Revolving Credit Facility also contains customary representations and warranties, affirmative covenants and events of default, including among others, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain bankruptcy events; material judgments; change of control; certain ERISA defaults, and the invalidity or impairment of any loan document or any security interest. If such an event of default occurs, the lenders under the ABL Revolving Credit Facility would be entitled to take various actions, including the acceleration of amounts due under the ABL Revolving Credit Facility and all actions permitted to be taken by a secured creditor.

All obligations under the ABL Revolving Credit Facility are guaranteed (solely on a limited recourse basis to the extent required to support the lien described in clause (y) below) by PBF LLC, PBF Finance and each of our domestic operating subsidiaries and secured by a lien on (y) PBF’s equity interests in PBF Holding and (z) substantially all of the assets of the borrowers and the subsidiary guarantors (subject to certain exceptions). The lien of the ABL Revolving Credit Facility lenders ranks first in priority with respect to the Revolving Loan Priority Collateral. Upon the payment in full of the Term Loan Facility, the Senior Secured Note and the Promissory Note with the net cash proceeds of the intended refinancing transaction, the ABL Revolving Credit Facility will be secured solely by the Revolving Loan Priority Collateral and the lien on the other assets previously part of the ABL Revolving Credit Facility collateral will be released. We are currently in discussions with the lenders about expanding the size of the ABL Revolving Credit Facility to $750.0 million from $500.0 million.

Letter of Credit Facility

On April 26, 2011, PBF Holding and Paulsboro Refining entered into a letter of credit facility with BNP, consisting of the L/C Facility, under which letters of credit are issued from time to time at the request of and on behalf of PBF Holding in favor of Saudi Arabian Oil Company, or Beneficiary, in connection with a crude oil sales agreement between PBF Holding and Beneficiary for the purchase of Saudi crude oil. The uncommitted portion of the facility was temporarily increased to $370.0 million for the period from July 29, 2011 to December 31, 2011 to finance our purchase of additional “spot” cargoes of Saudi crude oil.

The letter of credit facility terminates 364 days from April 26, 2011. The validity period for each letter of credit is limited to three months. Each letter of credit will be issued in either United States Dollars or Euros, at the option of PBF Holding.

An unused commitment fee payable under the letter of credit facility is equal to 0.50% per annum on the unused portion of the Maximum Committed L/C Facility Amount. Such unused commitment fee is due and payable on a quarterly basis in arrears. Each letter of credit that is issued under the Maximum Committed L/C Facility Amount is subject to an issuance commission calculated on the maximum amount of each such letter of credit issued at the rate of 1.50% per annum and each letter of credit that is issued above the Maximum Committed L/C Facility Amount up to the Maximum Uncommitted L/C Facility Amount is subject to an issuance commission calculated on the maximum amount of each such letter of credit issued at the rate of 2.00% per annum. Such issuance commission is due and payable on a monthly basis in arrears and shall accrue from the date of issuance of each letter of credit until the earlier of its expiration date and the date of BNP’s disbursement thereunder (but in any event, such commission shall not be less than the amount that would be due if the letter of credit were outstanding for a period of no less than 30 days). Additionally, letters of credit are subject to certain other customary charges of BNP for amendments and/or extensions and confirmation fees.

The letter of credit facility contains covenants and restrictions on PBF Holding’s and Paulsboro Refining’s activities, including, but not limited to, limitations on their main business purpose; modifications to purchase contracts; and affirmative obligations to notify BNP of certain material events.

Events of default under the letter of credit facility include, but are not limited to, (1) failure to pay amounts under the letter of credit facility when due taking into account any applicable grace period; (2) any representation or warranty proving to have been incorrect in any material respect when made; (3) failure to perform or observe covenants or other terms of the letter of credit facility documents subject to certain grace periods; (4) a cross default or failure to pay certain other debt; (5) bankruptcy events; (6) unsatisfied enforcement proceedings over a threshold; (7) a change of control or other major corporate reorganization; and (8) the invalidity or impairment of any letter of credit facility document or any security interest.

The letter of credit facility is secured by a lien on and security interest in PBF Holding’s and Paulsboro Refining’s right, title and interest in and to the Saudi crude oil, receivables arising from the sale or other disposition of Saudi crude oil, all contracts, bills of lading and other documents of title pertaining to the foregoing and all proceeds and products of each of the foregoing and all accessions to, substitutions, and replacements for, and rents, profits and products of each of the foregoing, all of which collateral is excluded from the Revolving Loan Priority Collateral.

Term Loan Facility

On December 17, 2010, certain of our domestic operating subsidiaries (other than Toledo Refining), the Term Loan Borrowers, entered into the Term Loan Facility with UBS AG, Stamford Branch, as administrative agent and collateral agent and certain other lenders, or the Term Loan Facility. The proceeds of these borrowings were used to finance, in part, our acquisition of Paulsboro Refining and to make capital improvements to the Delaware City refinery and Paulsboro refinery and for other general corporate purposes. As of June 30, 2011, the outstanding balance under the Term Loan Facility was $124.4 million.

Principal payments under the Term Loan Facility are due quarterly on the last day of each March, June, September, and December (y) through December 31, 2013 in equal installments of $312,500 and (z) from March 31, 2014 through September 30, 2014 in equal installments of $3,125,000 with the balance of principal due on December 17, 2014. Borrowings under the Term Loan Facility bear interest, quarterly, at our election, at a rate equal to either (a) LIBOR plus an applicable margin rate of 7.00% or (b) the highest of (x) the administrative agent’s corporate base rate, (y) 0.50% per annum above the federal funds rate, and (z) LIBOR for an interest period of one month plus 100 basis points, plus an applicable margin rate of 6.00%.

The Term Loan Facility requires prepayments of principal with respect to (1) 100% of net cash proceeds from certain asset transfers, (2) 100% of net cash proceeds from certain debt issuances, (3) 100% of net cash proceeds from certain initial public offerings, and (4) 100% of net cash proceeds from certain casualty events. We are permitted to make voluntary prepayments, in whole or in part, without premium or penalty, subject to certain minimum prepayment requirements and payment of customary “breakage” costs for LIBOR-based borrowings.

Senior Secured Note

On December 17, 2010, Paulsboro Refining, as issuer, entered into the Senior Secured Note, the proceeds of which were used to finance the acquisition by PBF of Paulsboro Refining and to pay related transaction fees and expenses.

The outstanding principal balance of the note (including accrued interest to date) is due on June 17, 2012. The Senior Secured Note bears interest, quarterly, at a rate equal to LIBOR plus 7.0% per annum.

Provisions of the Senior Secured Note require that certain prepayments of principal be offered to the holder with respect to net cash proceeds received from (1) certain asset transfers, (2) working capital, earnings or balance sheet or similar adjustments under the acquisition agreement, (3) certain casualty insurance and condemnation awards and (4) proceeds from capital market events consisting of an offering of certain debt or equity securities. Voluntary prepayments are permitted in whole or in part, subject to certain minimum prepayment requirements and five days’ prior written notice.

Promissory Note

On March 1, 2011, Toledo Refining, as issuer, entered into the Promissory Note, the proceeds of which were used to finance the acquisition by Toledo Refining of the Toledo refinery and to pay related transaction fees and expenses. As of July 1, 2011, the outstanding principal balance of the Promissory Note was reduced with the net proceeds from our catalyst lease at our Toledo refinery by approximately $18.3 million.

The Promissory Note matures on March 1, 2013. The unpaid principal balance of the Promissory Note bears interest, quarterly, at a rate equal to the lower of the LIBOR three-month rate plus 8.0% per annum and 10.0% per annum; provided, that if LIBOR is not available for any reason, the interest rate shall equal 10.0% per annum.

Delaware Economic Development Authority Loan

In June 2010, in connection with our acquisition of Delaware City, the Delaware Economic Development Authority granted us a $20.0 million loan to assist with operating costs and the cost of restarting the refinery. The loan is represented by a zero interest rate note and the entire unpaid principal amount is payable in full on March 1, 2017, unless the loan is converted to a grant. The loan is secured by the property, plant and equipment at Delaware City.

The loan converts to a grant in tranches of up to $4.0 million annually, starting at the one year anniversary of the “certified restart date” as defined in the agreement and certified by the Delaware Economic Development Authority. In order for the loan to be converted to a grant, we are required to utilize at least 600,000 man hours of labor in connection with the reconstruction and re-starting of the Delaware City refinery, expend at least $100.0 million in qualified capital expenditures, commence refinery operations and maintain certain employment levels. We record the loan as a long-term liability until it is determined that we have met the requirements to convert the loan to a grant. We believe that we are on-track to meet these requirements.

Delaware City Catalyst Lease

In October 2010, we entered into an agreement under which we sold title to catalyst precious metals. The catalyst will be leased back for three one-year periods. The lease fee for the first one year period is $1.0 million, payable quarterly. The lease fee is reset annually based on then current market conditions. We are required to repurchase the catalyst at market value at lease termination. We treated the transaction as a financing arrangement and the lease fees are recorded as interest expense over the one year lease term.

Delaware City Construction Financing

In October 2010, we entered into a project management and financing agreement for a capital project at the Delaware City refinery. On August 5, 2011 the Delaware City construction advances in the amount of $20.0 million were converted to term financing in accordance with the original financing, payable in equal monthly installments of $530,000 over a period of 60 months beginning September 1, 2011. The amortization schedule is structured to provide the lender with a 12% after-tax internal rate of return.

Toledo Catalyst Lease

Effective July 1, 2011, we entered into an agreement under which we sold title to catalyst precious metals located at the Toledo refinery for $18.3 million (net of a facility fee of $279,000). The catalyst will be leased back for three one-year periods. The lease fee for the first one year period is $997,000, payable quarterly. The lease fee is reset annually based on the then current market conditions. We are required to repurchase the catalyst at market value at lease termination. We treated the transaction as a financing arrangement and the lease fees are recorded as interest expense over the one year lease term. On July 1, 2011, we used the net proceeds from the Toledo catalyst lease to repay a portion of the Promissory Note.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been any public market for our shares of Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of Class A common stock for future sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities.

Currently, no shares of our Class A common stock are outstanding and              shares of our Class B common stock are outstanding all of which is held by PBF LLC.

Upon completion of this offering, we will have a total of              shares of our Class A common stock outstanding (or              shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below and shares subject to the lock-up agreements described below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the exchange agreement we have entered into with PBF LLC, PBF LLC may (subject to the terms of the exchange agreement) exchange New Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, our existing owners will beneficially own      New Holdings Units (or      New Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we have entered into a registration rights agreement with PBF LLC and our existing owners that will require us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights Agreement” and “Certain Relationships and Related Transactions—Registration Rights Agreement.”

Under the lock-up agreements described below and the provisions of Rule 144, all outstanding shares will be available for sale in the public market after 180 days from the date of this prospectus (subject to volume limitations and the early release provisions of the lock-up agreements described below).

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable or exercisable for shares of Class A common stock issued under or covered by our stock incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares of Class A common stock.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of PBF Holding permits PBF Holding to issue an unlimited number of additional limited liability company interests of PBF Holding with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the New Holdings Units, and which may be exchangeable for shares of our Class A common stock.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, including any of our “affiliates” who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately of the shares outstanding immediately after this offering; and

•	the average weekly trading volume of the Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an “affiliate,” is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provisions of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Sales under Rule 144 are also subject to the lock-up arrangements described below.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors, and Blackstone and First Reserve have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. See “Underwriting.” We may, however, grant awards under our stock incentive plans and issue shares of Class A common stock upon the exercise of outstanding options and warrants, and we may issue or sell shares of Class A common stock under certain other circumstances.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (a) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the announcement of the material news or material event.

Rule 701

Under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement and are not deemed to be an affiliate of ours during the immediately preceding 90 days are eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with PBF LLC and our existing owners pursuant to which we will grant them and their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for New Holdings Units or shares of Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of Class A common stock) otherwise held by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Transactions—Registration Rights Agreement.”

Effect of Sales of Shares

Prior to this offering, there was no public market for our Class A common stock, and no prediction can be made as to the effect, if any, that market sales of shares of Class A common stock or the availability of shares for sale will have on the market price of our Class A common stock. Nevertheless, sales of significant numbers of shares of our Class A common stock in the public market after the completion of this offering could adversely affect the market price of our Class A common stock and impair our future ability to raise capital through an offering of our equity securities.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences, as of the date hereof, of the purchase, ownership and sale or exchange of our Class A common stock by a non-U.S. holder. This summary deals only with Class A common stock that is purchased in this offering and is held as a capital asset by a non-U.S. holder.

Except as modified for United States federal estate tax purposes (as described below), a “non-U.S. holder” means a beneficial owner of our Class A common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States if one or more United States persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, and has a valid election in effect under applicable United States Treasury regulations to continue to be treated as a United States person.

If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in our Class A common stock, you should consult your own tax advisor.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with other United States federal taxes (such as gift taxes or the recently enacted Medicare tax on investment income) or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. Further, this discussion does not describe all of the United States federal income tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding our common stock as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes (or investors in such entities);

•	United States expatriates or certain long-term residents of the United States;

•	tax-exempt entities;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	persons subject to the alternative minimum tax.

If you are considering an investment in our Class A common stock, you should consult your own tax advisor concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and sale or exchange of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

The following summary assumes that a non-U.S. holder will structure its ownership of Class A common stock so as to avoid the withholding taxes that otherwise would be imposed under recently enacted legislation, as described below under “—Additional Withholding Requirements Under Recently Enacted Legislation.”

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States are not subject to the withholding tax, provided such non-U.S. holder provides proper documentation, such as an applicable Internal Revenue Service (“IRS”) Form W-8 or an appropriate substitute form. Instead, unless an applicable income tax treaty provides otherwise, such dividends are subject to United States federal income tax on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such dividends, subject to adjustments.

A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty for dividends generally will be required (a) to complete IRS Form W-8BEN (or an appropriate substitute form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale or Exchange of Our Class A Common Stock

Any gain realized on the sale or exchange of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at some time during the shorter of (a) the five-year period preceding the sale or exchange or (b) the non-U.S. holder’s holding period for the Class A common stock in question (such shorter period, the “Applicable Period”).

Unless an applicable income tax treaty provides otherwise, a non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or exchange in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a foreign corporation described in the first bullet point immediately above may also be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such gain, subject to adjustments.

Unless an applicable income tax treaty provides otherwise, an individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale or exchange, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

Although the matter is not free from doubt, we believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who actually or constructively holds or held (at any time during the Applicable Period) more than 5% of our Class A common stock will be subject to United States federal income tax on the sale or exchange of our Class A common stock. Such a non-U.S. holder generally will be subject to tax on any gain in the same manner as a non-U.S. holder whose gain is effectively connected income, except that such gain should not be included in effectively connected earnings and profits for purposes of the branch profits tax.

Federal Estate Tax

Class A common stock held or treated as held by an individual who, at the time of death, is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with dividend payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale or exchange of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under Recently Enacted Legislation

Legislation was recently enacted into law that will materially change the requirements for obtaining an exemption from United States federal withholding tax and impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. In general, and depending on the specific facts and circumstances, the failure to comply with certain certification, information reporting and other specified requirements will result in a 30% withholding tax being imposed on “withholdable payments” to such institutions and entities, including payments of dividends and proceeds from the sale or exchange of our common stock. The legislation generally applies to payments made after December 31, 2012, although recent guidance from the IRS provides that withholding obligations under the legislation will not begin until January 1, 2014. Each prospective investor should consult its tax advisor regarding this legislation and the potential implications of this legislation on its investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally the number of shares of Class A common stock indicated below:

Name	Number of Shares
Citigroup Global Markets Inc.	$
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC

Total	$

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the underwriters including in connection with sales of unsold allotments of Class A common stock or subsequent sales of Class A common stock purchased by the underwriters in stabilizing and related transactions.

We granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares of our Class A common stock.

	Per Share	Total
		Without Option	With Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The estimated offering expenses payable by us, are approximately $             million, which includes legal, accounting and printing costs and various other fees associated with the registration of the Class A common stock to be sold pursuant to this prospectus.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed     % of the total number of shares of Class A common stock offered by them.

We intend to apply to have our Class A common stock listed on the New York Stock Exchange under the symbol “PBF”.

We and all of our directors and executive officers have agreed that, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters and subject to certain limited exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, on behalf of the underwriters, each such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in this offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In connection with this offering, the underwriters may engage in passive market making transactions in the Class A common stock on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the Class A common stock. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. The underwriters and their affiliates have in the past engaged, currently engage and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses. From time to time, certain of the underwriters and/or their respective affiliates may provide investment banking services to us. Affiliates of one or more of the underwriters act as lenders and/or agents under, and as consideration therefor received customary fees and expenses in connection with, the ABL Revolving Credit Facility. UBS AG, Stamford Branch, an affiliate of one of the underwriters, is the administrative agent under our ABL Revolving Credit Facility and receives fees in connection with such role. MSCG, an affiliate of one of our underwriters, is the counterparty to our product offtake agreements for the Paulsboro and Delaware City refineries, and the counterparty to our crude oil and feedstock agreement for our Toledo refinery. DB Energy, an affiliate of one of our underwriters, is the counterparty to our catalyst lease at our Delaware City and our Toledo refineries. In addition, affiliates of certain of the underwriters are participants under our L/C Facility.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantors; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares offered in this prospectus have not been registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Company from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the issuance of our shares of Class A common stock offered by this prospectus will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The balance sheet of PBF Energy Inc. as of November 9, 2011 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of PBF Holding Company LLC and subsidiaries (combined and consolidated with PBF Investments LLC and affiliates) as of December 31, 2010 and 2009 and for the two years ended December 31, 2010 and 2009 and for the period from March 1, 2008 (date of inception) through December 31, 2008, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to PBF Holding being in development stage prior to December 17, 2010) appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Paulsboro Refining Business as of December 16, 2010 and December 31, 2009 and for the period from January 1, 2010 through December 31, 2010 and for each of the two years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by KPMG LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of assets acquired and liabilities assumed of the Toledo Refinery as of December 31, 2010 and 2009 and the related statements of revenues and direct expenses for each of the three years in the period ended December 31, 2010, included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits and schedules which are part of the registration statement. For further information about us and our Class A common stock, you should refer to the registration statement and to its exhibits and schedules.

You may read and copy any document we file at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at our website at http://www.pbfenergy.com. Information on our website does not constitute a part of this prospectus.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above.

We intend to furnish our Class A common stockholders annual reports containing audited consolidated financial statements and will make available copies of quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

INDEX TO FINANCIAL STATEMENTS

Page
Balance Sheet of PBF Energy Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of November 9, 2011	F-3
Notes to Balance Sheet	F-4
Consolidated Financial Statements of PBF Holding Company LLC and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-6
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2010 and 2009 and the period from March 1, 2008 (Date of Inception) through December 31, 2008	F-7
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2010 and 2009 and the period from March 1, 2008 (Date of Inception) through December 31, 2008	F-8
Consolidated Statement of Cash Flows for the Years Ended December 31, 2010 and 2009 and the period from March 1, 2008 (Date of Inception) through December 31, 2008	F-9
Notes to Consolidated Financial Statements	F-10
Financial Statements of Paulsboro Refining Business
Report of KPMG, LLP Independent Auditors	F-34
Balance Sheets as of December 16, 2010 and December 31, 2009	F-35
Statements of Income for the period from January 1, 2010 through December 16, 2010 and for the Years Ended December 31, 2009 and 2008	F-36
Statements of Changes in Net Parent Investment for the period from January 1, 2010 through December 16, 2010 and for the Years Ended December 31, 2009 and 2008	F-37
Statements of Cash Flows for the period from January 1, 2010 through December 16, 2010 and for the Years Ended December 31, 2009 and 2008	F-38
Notes to Financial Statements	F-39
Financial Statements of Toledo Refining Business
Report of Ernst & Young, LLP Independent Auditors	F-51
Statements of Revenues and Direct Expenses for the Years Ended December 31, 2010, 2009 and 2008	F-52
Statements of Assets Acquired and Liabilities Assumed as of December 31, 2010 and 2009	F-53
Notes to the Statements of Assets Acquired and Liabilities Assumed and the Related Statements of Revenues and Direct Expenses	F-54
Unaudited Condensed Consolidated Financial Statements of PBF Holding Company LLC and Subsidiaries
Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	F-61
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Six Months Ended June 30, 2011 and 2010	F-62
Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2011 and 2010	F-63
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2011 and 2010	F-64
Notes to the Condensed Consolidated Interim Financial Statements	F-65
Unaudited Condensed Financial Statements of Paulsboro Refining Business
Balance Sheet as of June 30, 2010	F-84
Statement of Income for the Six Months Ended June 30, 2010	F-85
Statement of Cash Flows for the Six Months Ended June 30, 2010	F-86
Notes to Condensed Financial Statements	F-87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

PBF Energy Inc.

Parsippany, New Jersey

We have audited the accompanying balance sheet of PBF Energy Inc. (the “Company”) as of November 9, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of PBF Energy Inc. as of November 9, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

November 14, 2011

PBF ENERGY INC.

BALANCE SHEET

NOVEMBER 9, 2011

ASSETS
Cash	$100

Total Assets	$100

Commitments and contingencies

STOCKHOLDER'S EQUITY
Common Stock, par value $0.001 per share, 1,000 shares authorized, 100 issued and outstanding	$—
Additional paid-in capital	100

Total stockholder's equity	$100

See notes to balance sheet

PBF ENERGY INC.

NOTES TO BALANCE SHEET

1—ORGANIZATION

PBF Energy Inc. (the “Corporation”) was formed as a Delaware corporation on November 7, 2011. Pursuant to a reorganization into a holding corporation structure, the Corporation intends to become a holding corporation and its sole assets are expected to be an equity interest in PBF Holding Company LLC. The Corporation expects to be the managing member of PBF Holding Company LLC and will operate and control all of the businesses affairs of PBF Holding Company LLC and, through PBF Holding Company LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities of this entity other than those related to its formation.

3—STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000 shares of common stock, par value $0.001 per share. The Corporation has issued 100 shares of common stock in exchange for $100, all of which were held by PBF Energy Company LLC at November 9, 2011.

4—SUBSEQUENT EVENTS

Subsequent events have been evaluated through November 14, 2011, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

PBF Holding Company LLC and subsidiaries:

We have audited the accompanying combined and consolidated balance sheets of PBF Holding Company LLC and subsidiaries (combined and consolidated with PBF Investments LLC and affiliates which are both under common ownership and common management) (the “Company”) as of December 31, 2010 and 2009, and the related combined and consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2010 and 2009 and for the period from March 1, 2008 (date of inception) through December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of PBF Holding Company LLC and subsidiaries (combined and consolidated with PBF Investments LLC and affiliates) as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009 and for the period from March 1, 2008 (date of inception) through December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, prior to December 17, 2010, the Company was in the development stage.

/s/ Deloitte & Touche LLP

Hartford, Connecticut

September 2, 2011

(November 14, 2011 as to Notes 17 and 19)

PBF HOLDING COMPANY LLC

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$155,457	$18,771
Accounts receivable, net	36,937	—
Inventories	376,629	—
Other current assets	11,106	79

Total current assets	580,129	18,850
Property, plant and equipment, net	639,565	127
Deferred charges and other assets, net	54,699	173

Total assets	$1,274,393	$19,150

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$36,302	$75
Accrued expenses	366,515	—
Current portion of long-term debt	1,250	—
Deferred revenue	66,339	—

Total current liabilities	470,406	75

Delaware Economic Development Authority loan	20,000	—
Long-term debt	303,814	—
Other long-term liabilities	21,512	381

Total liabilities	815,732	456

Commitments and contingencies
EQUITY
Member’s equity	516,231	10,376
Accumulated deficit	(56,521)	(12,329)
Accumulated other comprehensive loss	(1,049)	(18)

Total member’s equity (deficit)	458,661	(1,971)
Noncontrolling interest—PBF Energy Partners LP	—	20,665

Total equity	458,661	18,694

Total liabilities and equity	$1,274,393	$19,150

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN THOUSANDS)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Period March 1, 2008 (Date of Inception) to December 31, 2008
Revenues	$210,671	$228	$134
Costs and expenses
Cost of sales, excluding depreciation	203,971	—	—
Operating expenses, excluding depreciation	25,140	—	—
General and administrative expenses	15,859	6,294	6,378
Acquisition-related expenses	6,051	—	—
Depreciation and amortization expense	1,402	44	18

	252,423	6,338	6,396

Loss from operations	(41,752)	(6,110)	(6,262)
Other income (expense)
Change in fair value of catalyst lease	(1,217)	—	—
Interest (expense) income, net	(1,388)	10	198

Net loss	$(44,357)	$(6,100)	$(6,064)

Less—Net income attributable to the noncontrolling interest	—	—	(165)

Net loss attributable to PBF Holding Company LLC	$(44,357)	$(6,100)	$(6,229)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Net loss	$(44,357)	$(6,100)	$(6,064)
Unrealized gain (loss) on available for sale securities	3	(13)	—
Defined benefit plans unrecognized net gain (loss)	(1,034)	5	(10)

Comprehensive loss	(45,388)	(6,108)	(6,074)

Less—Net income attributable to the noncontrolling interest	—	—	(165)

Comprehensive loss attributable to PBF Holding Company LLC	$(45,388)	$(6,108)	$(6,239)

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(IN THOUSANDS)

	PBF Holding Company LLC
	Member’s Equity	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non Controlling Interest	Total
Balance March 1, 2008 (date of inception)	$—	$—	$—	$—	$—
Member contributions	10,384	—	—	20,500	30,884
Net loss	—	—	(6,229)	165	(6,064)
Defined benefit plan unrecognized net loss	—	(10)	—	—	(10)

Balance December 31, 2008	10,384	(10)	(6,229)	20,665	24,810
Member distributions	(8)	—	—	—	(8)
Net loss	—	—	(6,100)	—	(6,100)
Unrealized loss on marketable securities	—	(13)	—	—	(13)
Defined benefit plan unrecognized net gain	—	5	—	—	5

Balance December 31, 2009	10,376	(18)	(12,329)	20,665	18,694
PBF equity reorganization	20,500	—	165	(20,665)	—
Member contributions	483,055	—	—	—	483,055
Stock based compensation	2,300	—	—	—	2,300
Net loss	—	—	(44,357)	—	(44,357)
Unrealized gain on marketable securities	—	3	—	—	3
Defined benefit plan unrecognized net loss	—	(1,034)	—	—	(1,034)

Balance December 31, 2010	$516,231	$(1,049)	$(56,521)	$—	$458,661

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONSOLIDATED STATEMENTS OF CASH FLOW

(IN THOUSANDS)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Period March 1, 2008 (Date of Inception) to December 31, 2008
Cash flows from operating activities
Net loss	$(44,357)	$(6,100)	$(6,064)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,530	43	18
Stock based compensation	2,300	—	—
Change in fair value of catalyst lease obligation	1,217	—	—
Change in fair value of inventory repurchase obligations	2,043	—	—
Pension and other post retirement benefits	196	209	165
Loss on disposition of property, plant and equipment	56	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(36,438)	67	(67)
Inventories	14,126	—	—
Other current assets	(8,649)	(74)	(30)
Accounts payable	23,294	22	54
Accrued expenses	40,474	—	—
Deferred revenue	3,000	—	—

Net cash used in operating activities	(1,208)	(5,833)	(5,924)

Cash flows from investing activities
Acquisition of Paulsboro refinery and pipeline	(204,911)	—	—
Acquisition of Delaware City refinery and pipeline assets	(224,275)	—	—
Expenditures for construction in progress	(69,143)	—	—
Expenditures for property, plant and equipment	(2,975)	(70)	(118)
Other	(8)	(8)	(152)

Net cash used in investing activities	(501,312)	(78)	(270)

Cash flows from financing activities
Proceeds from capital contributions	483,055	—	10,384
Proceeds from issuance of Class A units to noncontrolling interests	—	—	20,500
Proceeds from long-term debt	125,000	—	—
Proceeds from Economic Development Authority loan	20,000	—	—
Proceeds from catalyst lease	17,740	—	—
Deferred financing costs	(6,589)	—	—
Distributions to member	—	(8)	—

Net cash provided by (used in) financing activities	639,206	(8)	30,884

Net increase (decrease) in cash and cash equivalents	136,686	(5,919)	24,690
Cash and cash equivalents, beginning of year	18,771	24,690	—

Cash and cash equivalents, end of year	$155,457	$18,771	$24,690

Supplemental cash flow disclosures
Senior secured seller note issued for acquisition	$160,000	$—	$—
Accrued construction in progress	40,429	—	—
Non-cash impact of inventory supply and offtake agreements:
Inventory	347,555	—	—
Accrued expenses	292,353	—	—
Deferred revenue	63,339	—	—

See notes to consolidated financial statements.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

1—ORGANIZATION AND DESCRIPTION OF BUSINESS

PBF Holding Company LLC, a Delaware limited liability company, together with its consolidated subsidiaries (the “Company” or “Holdings”), owns and operates oil refineries and related facilities in North America. The Company is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF”), a Delaware Limited Liability Company. Delaware City Refining Company LLC, Delaware Pipeline Company LLC, PBF Power Marketing LLC, Paulsboro Refining Company LLC, Paulsboro Natural Gas Pipeline Company LLC and Toledo Refining Company LLC are the Company’s principal operating subsidiaries and are all wholly-owned by Holdings. At December 31, 2010, the Company’s subsidiaries operated the Paulsboro Refinery, were reconfiguring and preparing the Delaware City Refinery for restart in 2011, and had entered into an agreement to acquire a refinery near Toledo, Ohio. The acquisition of the Toledo refinery was completed on March 1, 2011.

All of the Company’s operations are in the United States, and are related to the refining of crude oil and other feedstocks into petroleum products. To generate earnings and cash flows from operations, the Company is primarily dependent upon processing crude oil and selling refined petroleum products at margins sufficient to cover fixed and variable costs and other expenses. Crude oil and refined petroleum products are commodities, and factors largely out of the Company’s control can cause prices to vary over time. The potential margin volatility can have a material effect on the Company’s financial position, earnings and cash flow.

Reorganization

PBF Investments LLC (“PBFI”) was formed effective March 1, 2008 and served as the sole member of PBF GP LLC (the “General Partner”) and owner of Class B Units in PBF Energy Partners LP (the “Partnership”). The members of PBFI also owned Class A units of the Partnership, which was presented as a noncontrolling interest by PBFI. The entities were formed to pursue acquisitions of crude oil refineries in North America. During 2010, the entities were reorganized. In March 2010, Holdings was formed as a subsidiary of the Partnership. Effective June 1, 2010, the Partnership was converted to a limited liability company and renamed PBF Energy Company LLC. Also on June 1, 2010, the Partnership Class B Units owned by the members of PBFI were contributed to PBF and the Partnership Class B Units were cancelled. The Partnership Class A Units were also cancelled and the members of PBFI received Series A Units in PBF equal to the value of their original Class A and B Units in the Partnership. PBFI was then contributed by PBF to Holdings and PBFI became a wholly-owned subsidiary of Holdings. The reorganization represents a series of transactions among entities under common control of the members. Accordingly, the historical operations of PBFI are combined with Holdings for all periods presented and the transactions that affected the reorganization were reported at historical cost.

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation

The accompanying combined and consolidated financial statements include the accounts of PBFI, the General Partner, and the Partnership until June 1, 2010, the date of the reorganization and the accounts of Holdings and its wholly-owned subsidiaries subsequent to the reorganization. All intercompany accounts and transactions have been eliminated in consolidation. For the period from March 1, 2008 to December 16, 2010, the Company was considered to be in the development stage. With the acquisition of the Paulsboro Refinery and commencement of refining operations on December 17, 2010, it ceased to be a development stage company.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount of the cash equivalents approximates fair value due to the short-term maturity of those instruments.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company invests the majority of its cash in money market funds with high credit quality financial institutions.

One customer accounted for 90% of total sales for the year ended December 31, 2010. This customer also accounted for 36% of total trade accounts receivable as of December 31, 2010.

Revenue, Deferred Revenue and Accounts Receivable

The Company sells various refined products and recognizes revenue related to the sale of products when there is persuasive evidence of an agreement, the sales prices are fixed or determinable, collectability is reasonably assured and when products are shipped or delivered in accordance with their respective agreements. Revenue for services is recorded when the services have been provided.

The Company’s Paulsboro Refinery sells light finished products, certain intermediates and lube base oils to one counterparty under a products offtake agreement (the “Offtake Agreement”). On a daily basis, the counterparty purchases and pays for the Paulsboro Refinery’s production of light finished products as they are produced, delivered to the refinery’s storage tanks, and legal title passes to the counterparty. Revenue on these product sales is deferred until they are shipped out of the storage facility by the counterparty.

Under the Offtake Agreement, the Company’s Paulsboro Refinery also enters into purchase and sale transactions of certain of its intermediates and lube base oils whereby the counterparty purchases and pays for the Paulsboro Refinery’s production of certain intermediates and lube products as they are produced and legal title passes to the counterparty. The intermediate products are held in the Paulsboro Refinery’s storage tanks until they are needed for further use in the refining process. The Paulsboro Refinery has the right to repurchase lube products and does so to supply other third parties with that product. When the Paulsboro Refinery needs intermediates or repurchases lube products, the products are drawn out of the storage tanks, title passes back to the Paulsboro Refinery and the counterparty is paid for those products. These transactions occur at the daily market price for the related products. These transactions are considered to be made in contemplation of each other and, accordingly, do not result in the recognition of a sale when title passes from the Paulsboro Refinery to

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue, Deferred Revenue and Accounts Receivable (Continued)

the counterparty. Inventory remains at cost and the net cash receipts result in a liability that is recorded at market price for the volumes held in storage with any change in the market price being recorded in costs of sales. The liability represents the amount the Company expects to pay to repurchase the volumes held in storage.

Because the counterparty has legal title, it has the right to encumber and/or sell these products and any such sales by the counterparty result in sales being recognized by the Paulsboro Refinery. As the exclusive vendor of intermediate products to the Paulsboro Refinery, the counterparty has the obligation to provide the intermediate products to Paulsboro Refinery as they are needed. Accordingly, sales by the counterparty to others have been limited.

The Company’s Paulsboro Refinery sells and purchases feedstocks under a supply agreement with another counterparty (the “Crude Supply Agreement”). The counterparty purchases Paulsboro Refinery’s production of certain feedstocks or purchases feedstocks from third parties on the Paulsboro Refinery’s behalf. Legal title to the feedstocks is held by the counterparty and the feedstocks are held in the Paulsboro Refinery’s storage tanks until they are needed for further use in the refining process. At that time, the products are drawn out of the storage tanks and purchased by the Paulsboro Refinery. These purchases and sales are settled monthly at the daily market prices related to those products. These transactions are considered to be made in contemplation of each other and, accordingly, do not result in the recognition of a sale when title passes from the Paulsboro Refinery to the counterparty. Inventory remains at cost and the net cash receipts result in a liability which is discussed further in the Inventory note below.

Accounts receivable are carried at invoiced amounts. An allowance for doubtful accounts is established, if required, to report such amounts at their estimated net realizable value. In estimating probable losses, management reviews accounts that are past due and determines if there are any known disputes. There was no allowance for doubtful accounts at December 31, 2010 and 2009.

Inventory

Inventories are carried at the lower of cost or market. The cost of crude oil, feedstocks, blendstocks and refined products are determined under the last-in first-out (“LIFO”) method using the dollar value LIFO method with any increments valued based on average purchase prices during the year. The cost of supplies and other inventories is determined principally on the weighted average cost method.

The Company’s Paulsboro Refinery acquires substantially all of its crude oil from one counterparty under the Crude Supply Agreement whereby the Company takes title to the crude oil as it is delivered to the processing units, however, the Company is obligated to purchase all the crude oil held by the counterparty on the Company’s behalf upon termination of the agreement at the then fair market value. The Company is also obligated to purchase a fixed volume of feedstocks from the counterparty on the later of October 2011 or when the arrangement is terminated based on a forward market price of West Texas Intermediate crude oil. As a result of the purchase obligations, the Company records the inventory of crude oil and feedstocks in the Paulsboro Refinery’s storage facilities. The Company has deemed the purchase obligations to be contracts that contain embedded derivatives that change in value based on changes in commodity prices. Such changes are included in cost of sales.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant, and Equipment

Property, plant and equipment additions are recorded at cost. The Company capitalizes costs associated with the preliminary, pre-acquisition and development/construction stages of a major construction project. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate of total borrowings, which was immaterial for all periods presented. The Company also capitalizes costs incurred in the acquisition and development of software for internal use, including the costs of software, materials, consultants and payroll-related costs for employees incurred in the application development stage.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Process units and equipment	5-25 years
Pipeline and equipment	5-20 years
Buildings	5-40 years
Computers, furniture and fixtures	3-7 years
Leasehold improvements	Shorter of estimated life or lease term

Maintenance and repairs are charged to operating expenses as they are incurred. Improvements and betterments, which extend the lives of the assets, are capitalized.

Deferred Charges and Other Assets, Net

Deferred charges and other assets include refinery turnaround costs, catalyst, linefill, deferred financing costs and intangible assets.

Refinery turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries, are capitalized when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs (generally 3 to 5 years).

Catalyst consists of precious metals acquired and, together with linefill, are considered indefinite-lived assets as they are not expected to deteriorate in their prescribed functions. Such assets will be assessed for impairment in connection with the Company’s review of its long-lived assets as indicators of impairment develop.

Deferred financing costs are capitalized when incurred and amortized over the life of the loan (1 to 5 years).

Intangible assets with finite lives primarily consist of emission credits and permits and are amortized over their estimated useful lives of 5 to 20 years.

Long-Lived Assets and Definite-Lived Intangibles

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. There have been no impairment indicators and therefore, no impairment reviews were performed in the year ended December 31, 2010. Impairment is evaluated by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. If such analysis indicates that the carrying value of the long-lived assets is not considered to be recoverable, the carrying value is reduced to the fair value.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets and Definite-Lived Intangibles (Continued)

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management’s assumptions, which could produce different results.

Asset Retirement Obligations

The Company records an asset retirement obligation at fair value for the estimated cost to retire a tangible long-lived asset at the time the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when it has a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, the Company will record the liability when sufficient information is available to estimate the liability’s fair value. Certain of the Company’s asset retirement obligations are based on its legal obligation to perform remedial activity at its refinery sites when it permanently ceases operations of the long-lived assets. The Company therefore considers the settlement date of these obligations to be indeterminable. Accordingly, the Company cannot calculate an associated asset retirement liability for these obligations at this time. The Company will measure and recognize the fair value of these asset retirement obligations when the settlement date is determinable.

Environmental Matters

Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable undiscounted future costs using currently available technology and applying current regulations, as well as the Company’s own internal environmental policies. The actual settlement of the Company’s liability for environmental matters could materially differ from its estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

Stock-Based Compensation

Stock-based compensation includes the accounting effect of Series A warrants issued by PBF to employees in connection with their acquisition of PBF Series A units, and Series B units of PBF that were granted to certain members of management. Although the grants of warrants and units are settled in PBF equity, the related stock-based compensation expense is recognized by the Company as the employees receiving the equity grants are employees of a subsidiary of the Company. The estimated fair value of the PBF Series A warrants is based on the Black-Scholes option pricing model and the fair value of the PBF Series B units is estimated based on a Monte Carlo simulation model. The estimated fair value is amortized as stock-based compensation expense on a straight-line method over the vesting period and included in general and administration expense.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

As a limited liability company, the members of PBF are required to include their proportionate share of the Company’s taxable income or loss on their respective income tax returns. Accordingly, there is no benefit or provision for Federal or State income tax in the accompanying financial statements.

The Federal and state tax returns for all years since inception (March 1, 2008) are subject to examination by the respective tax authorities.

Pension and Other Post-Retirement Benefits

The Company recognizes an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. The funded status is recorded within other long-term liabilities. Changes in the plans’ funded status are recognized in other comprehensive income in the period the change occurs.

Fair Value Measurement

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of our applicable assets and liabilities. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. In some valuations, the inputs may fall into different levels in the hierarchy. In these cases, the asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. The Company’s current assets and current liabilities that are financial instruments are recorded at cost in the consolidated balance sheets. The estimated fair value of these financial instruments approximates their carrying value due to their short-term nature.

The Company’s catalyst lease obligation and the embedded derivatives related to the Company’s crude oil and feedstocks purchase obligations are measured and recorded at fair value using level 2 inputs on a recurring basis, based on observable market prices.

At December 31, 2010, the fair values of the senior secured note and the term loan approximate their carrying value, as these borrowings bear interest based upon short-term floating market interest rates.

Derivative Instruments

The Company is exposed to market risk, primarily related to changes in commodity prices for the crude oil and feedstocks used in the refining process as well the prices of the refined products sold. The accounting treatment for commodity contracts depends on the intended use of the particular contract and on whether or not the contract meets the definition of a derivative. Non-derivative contracts are recorded at the time of delivery.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments (Continued)

All derivative instruments, not designated as normal purchases or sales, are recorded in the balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of derivative instruments that either are not designated or do not qualify for hedge accounting treatment or normal purchase or normal sale accounting are recognized currently in income. Contracts qualifying for the normal purchase and normal sales exemption are accounted for upon settlement. The Company does not currently apply hedge accounting to any of its derivative instruments.

Derivative accounting is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives, determination of the fair value of derivatives, identification and documentation of hedge relationships, assessment and measurement of hedge ineffectiveness and election and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on the Company’s earnings.

3—ACQUISITIONS

Delaware City Acquisition

In April 2010, subsidiaries of the Company entered into an asset purchase agreement with subsidiaries of Valero Energy Company (“Valero”) to acquire refining and pipeline assets of Valero’s Delaware City refinery. The acquired assets included the idled refinery, which had a crude oil throughput capacity of 190,000 barrels per day, associated terminal and pipeline, and a power plant complex. The acquisition was completed on June 1, 2010 for $220,000 in cash plus $4,275 in acquisition-related costs.

The acquisition of the Delaware City refining and pipeline assets was accounted for as an acquisition of assets. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated relative fair market value. The refinery and pipeline assets were idled at the time of the acquisition. The results of operations related to these assets, which include certain minor terminal operations and substantial capital improvement activities to prepare the refinery and power plant for restart, have been included in the Company’s consolidated financial statements since June 1, 2010. The Company commenced restarting the refinery in the second quarter of 2011.

The following summarizes the purchase price allocation, which was finalized in the fourth quarter of 2010:

Final Allocation
Current assets	$13,015
Assets held for sale	4,700
Land	28,600
Property, plant and equipment	156,006
Other assets	21,954

Total purchase price	$224,275

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

3—ACQUISITIONS (Continued)

Paulsboro Refinery Acquisition

In September 2010, subsidiaries of the Company entered into two stock purchase agreements with subsidiaries of Valero to acquire its Paulsboro, New Jersey refining business. The purchase price of $364,911 included $357,657 for the refinery, which has a crude oil throughput capacity of 180,000 barrels per day, and an associated natural gas pipeline and $7,254 in net working capital. The acquisition was completed on December 17, 2010 and financed with $204,911 in cash, and the issuance of a $160,000 senior secured note with Valero. The note bears interest at LIBOR + 7% (7.3% at December 31, 2010) and matures in December 2011. The Company has the unilateral option to extend the note to June 2012 at an interest rate of LIBOR + 9%.

The acquisition was accounted for using the acquisition method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values and is subject to finalization. The following summarizes the estimated fair values of the assets and liabilities at the acquisition date:

Preliminary Allocation
Restricted cash	$12,122
Current assets	27,990
Land	25,185
Property, plant and equipment	256,100
Construction in progress	62,298
Other assets	14,074
Current liabilities	(12,932)
Environmental liabilities	(12,653)
Post retirement benefit obligation	(7,273)

Purchase price, excluding inventory	$364,911

In connection with the Paulsboro Refinery acquisition, $130,344 of crude oil and feedstocks and $165,093 of certain light finished products, intermediates, and lube base oils were purchased by counterparties on the Company’s behalf in connection with the Crude Supply Agreement and the Offtake Agreement, respectively. As of the acquisition date, the Company recorded the inventory subject to these transactions and a corresponding liability for crude oil, feedstocks, intermediates, and lube base oils and deferred revenue for light finished products. No gain or loss was recognized on these transactions, nor did they result in the recognition of revenue. Although these transactions were entered into in contemplation of the acquisition of the Paulsboro Refinery, they have been excluded from the table above as the Company did not consider them to be part of the acquisition itself.

The results of operations of the Paulsboro refinery have been included in the Company’s consolidated financial statements since December 17, 2010. The revenues and net loss associated with Paulsboro for the year ended December 31, 2010, and the consolidated pro forma revenue and net loss of the combined entity assuming the Paulsboro acquisition had occurred on January 1, 2009, are shown in the table below. The pro forma information does not purport to present what the Company’s actual results would have been had the acquisition occurred on January 1, 2009, nor is the financial information indicative of the results of future operations. This unaudited pro forma financial information includes depreciation and amortization expense related to the acquisition and interest expense associated with the Paulsboro acquisition financing. In addition, the 2010 unaudited supplementary pro forma loss was adjusted to exclude an $895,642 nonrecurring charge related to the impairment of refinery assets recorded in conjunction with the sale of Paulsboro to the Company.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

3—ACQUISITIONS (Continued)

Paulsboro Refinery Acquisition (Continued)

	Revenues	Net Loss
Actual from December 17, 2010 to December 31, 2010	$205,907	$(10,606)
Supplemental pro forma from January 1, 2010 to December 31, 2010	$4,919,660	$(128,890)
Supplemental pro forma from January 1, 2009 to December 31, 2009	$3,549,745	$(189,279)

Acquisition Expenses

The Company incurred approximately $6,051 in consulting and legal expenses related to the Paulsboro acquisition and other pending or non consummated acquisitions.

4—INVENTORIES

Inventories consisted of the following at December 31, 2010:

	Titled Inventory	Crude Supply and Offtake Agreements	Total
Crude oil and feedstocks	$—	$167,271	$167,271
Refined products and blendstocks	13,196	180,284	193,480
Warehouse stock and other	15,878	—	15,878

	$29,074	$347,555	$376,629

The Company did not have any inventory as of December 31, 2009. Inventory under Crude Supply and Offtake Agreements at December 31, 2010 included crude oil stored at the Company’s Paulsboro refinery storage facilities that the Company will purchase as it is consumed in connection with the Crude Supply Agreement; feedstocks and blendstocks sold to counterparties that the Company will repurchase for further blending into finished products; lube products sold to a counterparty that the Company will repurchase; and light finished products sold to a counterparty in connection with the Offtake Agreement and stored in the Paulsboro Refinery storage facilities pending shipment by the counterparty.

At December 31, 2010, the replacement value of inventories, which was calculated based on current market prices, exceeded the LIFO carrying value by approximately $6,800.

5—PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	December 31,
	2010	2009
Land	$53,785	$—
Process units, pipelines and equipment	408,505	—
Buildings and leasehold improvements	2,628	53
Computers, furniture and fixtures	4,444	136
Construction in progress	171,463	—

	640,825	189
Less—Accumulated depreciation	(1,260)	(62)

	$639,565	$127

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

5—PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

At December 31, 2010, the Delaware City refinery and pipeline were not yet in service and, accordingly, depreciation relating to those assets, with the exception of assets relating to terminal operations, had not commenced.

Total depreciation expense for the years ended December 31, 2010 and 2009 and the period March 1, 2008 (date of inception) to December 31, 2008 was $1,259 and $44, and $18, respectively.

6—DEFERRED CHARGES AND OTHER ASSETS, NET

Deferred charges and other assets, net consisted of the following:

	December 31,
	2010	2009
Deferred financing costs, net	$5,905	$—
Deferred turnaround costs	554	—
Restricted cash	12,122	—
Catalyst	29,659	—
Linefill	3,140	—
Intangible assets, net	3,072	—
Other	247	173

	$54,699	$173

During 2010, the Company incurred deferred financing costs totaling $6,032 related to the issuance of debt. Amortization of deferred financing costs for the years ended December 31, 2010 and 2009, and the period March 1, 2008 (date of inception) to December 31, 2008 totaled $127, $0, and $0, respectively, and is included within “Interest (expense) income, net”.

Intangible assets, net consisted of the following as of December 31, 2010:

	Gross Amount	Accumulated Amortization	Net Amount
Permits	$3,100	$(144)	$2,956
Emission credits	116	—	116

	$3,216	$(144)	$3,072

Amortization expense for the years ended December 31, 2010 and 2009, and the period March 1, 2008 (date of inception) to December 31, 2008 totaled $144, $0, and $0, respectively, and is included within “Depreciation and amortization expense.”

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

7—ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31,
	2010	2009
Crude supply and offtake obligations	$294,396	$—
Accrued construction in progress	40,429	—
Due to Valero	19,324	—
Accrued interest	1,313	—
Other	11,053	—

	$366,515	$—

8—DELAWARE ECONOMIC DEVELOPMENT AUTHORITY LOAN

In June 2010, in connection with the Delaware City acquisition, the Delaware Economic Development Authority (the “Authority”) granted a subsidiary of the Company a $20,000 loan to assist with operating costs and the cost of restarting the refinery. The loan is represented by a zero interest rate note and the entire unpaid principal amount is payable in full on March 1, 2017, unless the loan is converted to a grant.

The loan converts to a grant in tranches of up to $4,000 annually, starting at the one year anniversary of the “certified restart date” as defined in the agreement and certified by the Authority. In order for the loan to be converted to a grant, the Company is required to utilize at least 600,000 man hours of labor in connection with the reconstruction and restarting of the Delaware City refinery, expend at least $125,000 in qualified capital expenditures, commence refinery operations, and maintain certain employment levels, all as defined in the agreement.

The Company recorded the loan as a long-term liability until it is determined that it has met the requirements to convert the loan to a grant.

9—LONG-TERM DEBT

Paulsboro Refinery Acquisition Financing

In connection with the acquisition of the Paulsboro Refinery, subsidiaries of the Company entered into a senior secured note (“Senior Secured Note”) with Valero in the amount of $160,000 which is secured by the refinery assets. The note matures in December 2011 and bears interest at LIBOR plus 7% (7.3% at December 31, 2010) and can be prepaid at any time without penalty. The Company has the unilateral option to extend the note to June 2012 at an interest rate of LIBOR plus 9%.

Term Loan and Revolving Loan

In December 2010, subsidiaries of the Company entered into a term loan credit agreement (“Term Loan”) with a syndication of lenders and UBS Securities, LLC, acting as syndication agent, in the amount of $125,000 and an asset based lending credit agreement (“Revolving Loan”) providing for revolving loans in the aggregate amount of $100,000. The Term Loan matures in December 2014 with quarterly principal repayments of $313

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

9—LONG-TERM DEBT (Continued)

Term Loan and Revolving Loan (Continued)

commencing on March 31, 2011 through the maturity date. The Revolving Loan matures in December 2013. Advances under the Revolving Loan cannot exceed the lesser of the total commitment of $100,000 or the borrowing base, as defined in the agreement. Both the Term Loan and the Revolving Loan can be prepaid, without penalty, at any time. Mandatory prepayments of the Term Loan are required from the proceeds of certain asset sales, new debt, or proceeds from an initial public offering, as defined.

Interest on the Term Loan is payable quarterly in arrears, at the option of the Company, at the Alternate Base Rate, as defined in the agreement, plus 6% or the Adjusted LIBOR Rate, as defined in the agreement, plus 7%. The Adjusted LIBOR Rate is subject to a minimum of 2%. The rate at December 31, 2010 was 9%.

Interest on the Revolving Loan is payable quarterly in arrears, at the option of the Company, either at the Alternate Base Rate plus the Applicable Margin, as defined in the agreement, or at the Adjusted LIBOR Rate plus the Applicable Margin. The Applicable Margin ranges from 1.75% to 2.25% for Alternate Base Rate Loans and from 2.75% to 3.25% for Adjusted LIBOR Rate Loans, depending on the Average Daily Excess Availability, as defined in the agreement. In addition, the Company is required to pay a Commitment Fee which ranges from 0.5% to 0.625% depending on the unused amount of the Commitment. Also, the Company is required to pay an LC Participation Fee on each outstanding Letter of Credit equal to the Applicable Margin applied to Adjusted Libor Rate Loans, plus a Fronting Fee on each outstanding Letter of Credit equal to 0.25%.

The Revolving Loan has a financial covenant which requires that at any time Excess Availability, as defined in the agreement, is less than 20% of the then existing Borrowing Base, the Company will not permit the Consolidated Fixed Charge Coverage Ratio, determined as of the last day of the most recently completed quarter, to be less than 1.1 to 1.0.

There were no Alternate Base Rate Loans or Adjusted LIBOR Rate Loans outstanding at December 31, 2010.

Catalyst Lease

In October 2010, a subsidiary of the Company entered into an agreement under which title to catalyst precious metals with a book value of $16,100 was sold for $17,474 net of $266 in facility fees. The catalyst will be leased back for three one-year periods (“Catalyst Lease”). The lease fee for the first one year period is $1,076, payable quarterly. The lease fee is reset annually based on then current market conditions. The Company is required to repurchase the catalyst at market value at lease termination. The Company treated the transaction as a financing arrangement, and the lease fees are recorded as interest expense over the one year lease term. The Company has elected the fair value option for accounting for the catalyst repurchase obligation.

Delaware City Construction Financing

In October 2010, the Company entered into a project management and financing agreement for a capital project at the Delaware City Refinery. Construction advances, not to exceed $20,000 will bear interest at a rate of 6% per annum. The construction advances can be converted to term financing (“Construction Financing”) with a maturity of five years after the conversion date. Interest on the Construction Financing will be payable monthly at a rate that enables a 12% after tax internal rate of return.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

9—LONG-TERM DEBT (Continued)

Long-term debt outstanding as of December 31, 2010 consisted of the following:

Senior secured note	$160,000
Term loan	125,000
Catalyst lease	18,958
Construction financing	1,106

305,064
Less—Current maturities	(1,250)

Long-term debt	$303,814

Debt maturing in the next five years and thereafter is as follows:

Year Ending December 31,
2011	$1,250
2012	161,250
2013	20,208
2014	121,250
2015	—
Thereafter	1,106

$305,064

10—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	December 31,
	2010	2009
Environmental liabilities	$12,122	$—
Post retiree medical plan	7,253	—
Defined benefit pension plan liabilities	1,611	381
Asset retirement obligation	526	—

	$21,512	$381

11—MEMBER’S EQUITY

At December 31, 2010, PBF was the sole member of the Company. Prior to the reorganization described in Note 1—Organization and Description of Business, the members’ equity presented is that of PBFI.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

12—STOCK-BASED COMPENSATION

Stock based compensation expense included in general and administrative expense, consisted of the following:

	Year Ended December 31, 2010	Year Ended December 31, 2009	The Period March 1, 2008 (Date of Inception) to December 31, 2008
PBF Series A compensatory warrants	$378	$—	$—
PBF Series B units	1,922	—	—

	$2,300	$—	$—

PBF granted compensatory warrants to employees of the Company in connection with their purchase of Series A units in PBF. The warrants grant the holder the right to purchase Series A units in PBF or member interest in a PBF subsidiary whose shares, units or membership interests are contemplated to be subject to an initial public offering. 25% of the PBF Series A compensatory warrants became exercisable at the date of grant and the remaining 75% are exercisable over equal annual installments on each of the first three anniversaries of the grant date. They are exercisable for ten years from the date of grant.

The estimated fair value of the compensatory warrants was determined using the Black-Scholes pricing model with the following weighted-average assumptions: expected life of 5.75 years, expected volatility of 42.3%, dividend yield of 1.84%, risk-free rate of return of 2.25% and an exercise price of $10. The total estimated fair value of PBF Series A compensatory warrants granted in 2010 was $1,179 and the weighted average per unit value was $1.71. Unrecognized compensation expense related to the PBF Series A compensatory warrants at December 31, 2010 was $801, which will be recognized ratably over the next three years.

The following table summarizes activity for PBF Series A compensatory warrants for the year ended December 31, 2010:

	Number of Series A Compensatory Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at January 1, 2010	—	$—	—
Granted	691,320	10.00	10.00
Exercised	—	—	—
Forfeited	—	—	—

Outstanding at December 31, 2010	691,320	$10.00	9.74

Exercisable at December 31, 2010	172,830	$10.00	9.74

At December 31, 2010, members of management of the Company had purchased an aggregate of 1,613,080 Series A warrants in PBF with an exercise price of $10.00 per unit, all of which were exercisable.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

12—STOCK-BASED COMPENSATION (Continued)

During 2010, 1,000,000 Series B units in PBF were granted. At December 31, 2010, 950,000 units were allocated to members of management of the Company and its subsidiaries and 50,000 units were unallocated. The PBF Series B units vest 25% on the grant date with the remaining 75% vesting in equal annual installments on each of the next three anniversaries of the grant date. The estimated grant date fair value of the units was $5.11 per unit based on a Monte Carlo simulation model using the following assumptions: expected time to liquidity event of three years; expected volatility of 45%; and risk free rate of return of 1.27%. The total estimated fair value of PBF Series B units granted in 2010 was $4,854. Unrecognized compensation expense related to PBF Series B units at December 31, 2010 was $2,932, which will be recognized over the next three years.

The following table summarizes activity for PBF Series B units for the year ended December 31, 2010:

	Number of Series B Units	Weighted Average Grant Date Fair Value
Non-vested units at January 1, 2010	—	$—
Allocated	950,000	5.11
Vested	(237,500)	5.11
Forfeited	—	—

Non-vested units at December 31, 2010	712,500	$5.11

13—RELATED PARTY TRANSACTIONS

From time to time, Company personnel performed consulting services on behalf of certain members of PBF. Total related party consulting income was $10, $221 and $98 for the years ended December 31, 2010, 2009 and the period March 1, 2008 (date of inception) to December 31, 2008 respectively. There were no related party receivables at December 31, 2010 and 2009.

The Company sub-leased a portion of its office space from a company affiliated with its Chairman on a month-to-month basis for the period from March 2008 through September 2010. Aggregate rent expense charged by this entity amounted to approximately $102, $102 and $85 for the years ended December 31, 2010, 2009 and the period March 1, 2008 (date of inception) to December 31, 2008 respectively.

14—EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company’s defined contribution plan covers all employees. Employees are eligible to participate as of the first day of the month following 30 days of service. Participants can make basic contributions up to 50 percent of their annual salary subject to Internal Revenue Service limits. The Company matches participants’ contributions at the rate of 200 percent of the first 3 percent of each participant’s total basic contribution based on the participant’s total annual salary. The Company’s contribution to the qualified defined contribution plans was $196, $119 and $82 for the years ended December 31, 2010, 2009 and the period March 1, 2008 to December 31, 2008, respectively.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

14—EMPLOYEE BENEFIT PLANS (Continued)

Defined Benefit and Post Retiree Medical Plans

The Company sponsors defined benefit plans with a policy to fund pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974 (“ERISA”) and Federal income tax laws. The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation which is to be recognized in the balance sheet. The plan assets and benefit obligations are measured as of the balance sheet date.

The non-union Delaware City employees and all Paulsboro employees became eligible to participate in the Company’s defined benefit plan as of the respective acquisition dates. The union Delaware City employees became eligible to participate in the Company’s defined benefit plan upon commencement of normal operations. The Company did not assume any of the employees’ pension liability accrued prior to the respective acquisitions.

The Company formed the Post Retirement Medical Plan on December 31, 2010 to provide health care coverage continuation from date of retirement to age 65 for qualifying employees associated with the Paulsboro acquisition. The Company credited the qualifying employees with their prior service under Valero which resulted in the recognition of a liability for the projected benefit obligation.

The changes in the benefit obligation, the changes in fair value of plan assets, and the funded status of the Company’s Pension and Post Retirement Medical Plans as of and for the years ended December 31, 2010 and 2009 were as follows:

	Pension Plans		Post Retirement Medical Plan
	2010	2009	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	$703	$346	$—	$—
Service cost	347	369	—	—
Interest cost	40	14	—	—
Plan amendments	125	—	—	—
Direct benefit payments	(71)	(3)	—	—
Actuarial loss (gain)	908	(21)	—	—
Acquisition	—	—	7,273	—

Projected benefit obligation at end of year	$2,052	$705	$7,273	$—

Change in plan assets:
Fair value of plan assets at beginning of year	$324	$171	$—	$—
Actual return on plan assets	13	(9)	—	—
Benefits paid	(71)	(2)	—	—
Employer contributions	175	164	—	—

Fair value of plan assets at end of year	$441	$324	$—	$—

Reconciliation of funded status:
Fair value of plan assets at end of year	$441	$324	$—	$—
Less benefit obligations at end of year	2,052	705	7,273	—

Funded status at end of year	$(1,611)	$(381)	$(7,273)	$—

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

14—EMPLOYEE BENEFIT PLANS (Continued)

Defined Benefit and Post Retiree Medical Plans (Continued)

The accumulated benefit obligations for all of the Company’s Pension Plans exceed the fair value of the assets of those plans at December 31, 2010 and 2009, respectively. The accumulated benefit obligation for the defined benefit plans approximated $1,551 and $698 at December 31, 2010 and 2009, respectively.

Benefit payments, which reflect expected future services, that the Company expects to pay are as follows for the years ended December 31:

	Pension Benefits	Post Retirement Medical Plan
2011	$740	$20
2012	274	60
2013	608	139
2014	1,176	240
2015	1,730	387
Years 2016-2020	16,715	4,452

The Company is required to contribute $300 to the Company’s Pension Plans during 2011 under ERISA; however, the Company plans to contribute approximately $2,500 to the Company’s Pension Plans during 2011.

The components of net periodic benefit cost were as follows for the years ended December 31, 2010, 2009 and the period from March 1, 2008 to December 31, 2008:

	Pension Benefits			Post Retirement Medical Plan
	2010	2009	2008	2010	2009	2008
Components of net period benefit cost:
Service cost	$347	$369	$317	$—	$—	$—
Interest cost	40	14	—	—	—	—
Expected return on plan assets	(15)	(8)	—	—	—	—
Amortization of loss	—	1	—	—	—	—
Recognized net actuarial loss	—	—	6	—	—	—

Net periodic benefit cost	$372	$376	$323	$—	$—	$—

The pre-tax amounts recognized in other comprehensive loss for the years ended December 31, 2010 and 2009 were as follows:

	Pension Benefits		Post Retirement Medical Plan
	2010	2009	2010	2009
Prior service costs	$125	$—	$—	$—
Net actuarial loss (gain)	909	(4)	—	—
Amortization of loss	—	(1)	—	—

Total changes in other comprehensive loss	$1,034	$(5)	$—	$—

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

14—EMPLOYEE BENEFIT PLANS (Continued)

Defined Benefit and Post Retiree Medical Plans (Continued)

The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2010 and 2009 that have not yet been recognized as components of net periodic costs were as follows:

	Pension Benefits		Post Retirement Medical Plan
	2010	2009	2010	2009
Prior service costs	$125	$—	$—	$—
Net actuarial loss	914	5	—	—

Total	$1,039	$5	$—	$—

The following pre-tax amounts included in accumulated other comprehensive loss as of December 31, 2010 are expected to be recognized as components of net period benefit cost during the year ended December 31, 2011:

	Pension Benefits	Post Retirement Medical Plan
Amortization of prior service costs	$11	$—
Amortization of net actuarial loss	62	—

Total	$73	$—

The weighted average assumptions used to determine the benefit obligations as of December 31, 2010 and 2009 were as follows:

	Pension Benefits		Post Retirement Medical Plan
	2010	2009	2010	2009
Discount rate	5.25%	6%	5.25%	—
Rate of compensation increase	4%	4%	—	—

The discount rate assumptions used to determine the pension plans and post retirement medical plan obligation as of December 31, 2010 and 2009 were based on the Mercer Yield Curve. The Mercer Yield Curve is a spot yield curve that can be used as an aid in selecting discount rates under various accounting standards for pension, retiree medical or other post-retirement benefit plans. The Mercer Yield Curve is developed from a portfolio of high-quality bonds rated A or higher by Moody’s. To determine the discount rate, each year’s projected cash flow for PBF’s pension and retiree medical plans is discounted at a spot (zero-coupon) rate appropriate for that maturity; the discount rate is the single equivalent rate that produces the same discounted present value.

The weighted average assumptions used to determine the net periodic benefit costs for the years ended December 31, 2010, 2009 and period from March 1, 2008 to December 31, 2008 were as follows:

	Pension Benefits			Post Retirement Medical Plan
	2010	2009	2008	2010	2009	2008
Discount rate	6%	6%	6%	—	—	—
Expected long-term rate of return on plan assets	4%	4%	4%	—	—	—
Rate of compensation increase	4%	4%	4%	—	—	—

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

14—EMPLOYEE BENEFIT PLANS (Continued)

Defined Benefit and Post Retiree Medical Plans (Continued)

The assumed health care cost trend rates as of December 31, 2010, and 2009 were as follows:

	Post Retirement Medical Plan
	2010	2009
Health care cost trend rate assumed for next year	7%	—
Rate to which the cost trend rate was assumed to decline (the ultimate trend rate)	4.5%	—
Year that the rate reached the ultimate trend rate	2024	—

Assumed health care costs trend rates have a significant effect on the amounts reported for retiree health care plans. A one percentage-point change in assumed health care costs trend rates would have the following effects on the medical postretirement benefits:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$—	$—
Effect on accumulated postretirement benefit obligation	798	706

The tables below present the fair values of the assets of the Company’s Qualified Plan as of December 31, 2010 and 2009 by level of fair value hierarchy. Assets categorized in Level 1 of the hierarchy are measured at fair value using a market approach based on quotations from national securities exchanges. As noted above, the Company’s post retirement medical plan is funded on a pay-as-you-go basis and has no assets.

	Fair Value Measurements Using Quoted Prices in Active Markets (Level 1)
	December 31,
	2010	2009
Government securities:
Vanguard Intermediate-Term Treasury Fund	$440	$323
Cash and cash equivalents	1	1

Total	$441	$324

The Company’s investment strategy for its Qualified Plan is to achieve a reasonable return on assets that supports the plan’s interest credit rating, subject to a moderate level of portfolio risk that provides liquidity. Consistent with these financial objectives as of December 31, 2010, the plan assets were 100% intermediate fixed income investments. The overall expected long-term rate of return on plan assets for the Qualified Plan is based on the sponsor’s view of long-term expectations and asset mix.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

15—COMMITMENTS AND CONTINGENCIES

Lease Commitments

In October 2010, the Company entered into a five year lease term for its corporate office as well as other office related leases. Total rent expense was $1,078, $225 and $135 for the years ended December 31, 2010, 2009 and the period March 1, 2008 (date of inception) to December 31, 2008 respectively.

Total minimum future annual rentals, exclusive of related costs, are approximately:

Year Ending December 31,
2011	$3,338
2012	2,107
2013	2,144
2014	2,200
2015	2,128
Thereafter	1,784

$13,701

Employment Agreements

PBFI entered into employment contracts with members of executive management and certain other key personnel through March 31, 2011 with automatic annual renewals thereafter, unless cancelled. Under the agreements, the executives would receive a lump sum payment of between one and a half to 2.99 times of their base salary and continuation of certain employee benefits for the same period upon termination by the Company Without Cause, or by the employee For Good Reason, or upon a Change in Control, as defined in the agreements.

16—ENVIRONMENTAL MATTERS

Remediation Liabilities

In connection with the Paulsboro acquisition, the Company assumed certain environmental remediation obligations. A trust fund in the amount of $12,122, the estimated cost of the remediation obligations assumed, was acquired as part of the Paulsboro purchase. The amount of the trust fund and corresponding liability are recorded as restricted cash and other long-term liabilities, respectively. The restricted cash is included within deferred charges and other assets, net.

In connection with the acquisition of the Delaware City assets, Valero remains responsible for certain preacquisition environmental obligations up to a maximum of $20,000, and the predecessor to Valero in ownership of the refinery retains other historical environmental obligations.

In connection with the Delaware City assets and Paulsboro Refinery acquisitions, the Company and Valero purchased ten year, $75,000 environmental insurance policies to insure against unknown environmental liabilities at each site.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

17—FAIR VALUE MEASUREMENTS

The tables below present information about our financial assets and liabilities measured and recorded at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized by us to determine the fair values as of December 31, 2010 and 2009.

	As at December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$140,007	$—	$—	$140,007
Defined benefit plans	600	—	—	600
Liabilities
Catalyst lease obligation	—	18,958	—	18,958
Embedded commodity derivatives	—	2,043	—	2,043

	As at December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Defined benefit plan	$324	$—	$—	$324

The valuation methods used to measure our financial instruments at fair value are as follows:

•

Subsequent to the original issuance of the 2010 financial statements the Company identified that certain cash equivalents for the December 31, 2010 period were excluded from the table above. These cash equivalents, which relate to money market funds, have now been disclosed within the Level 1 column of the table and are measured at fair value based on quoted market prices.

•	The defined benefit plan assets categorized in Level 1 of the fair value hierarchy is measured at fair value using a market approach based on published net asset values of mutual funds.

•

The catalyst lease liability and the embedded commodity derivatives are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based upon future commodity prices quoted in active markets.

18—DERIVATIVE INSTRUMENTS

The Company’s Crude Supply Agreement contains purchase obligations for certain volumes of crude oil and other feedstocks. The prices of these purchase obligations are based on market prices of crude oil in the future, which the Company has determined represent embedded derivative instruments. The Company is required to bifurcate these embedded derivative instruments from the host contract and has accounted for them separately. As of December 31, 2010, there were approximately 1,845 barrels of crude oil and feedstocks outstanding under the derivative instruments, representing the notional value of the contract. The fair value of the derivative instruments outstanding as of December 31, 2010 was a gross current liability of $2,043, which is recorded in accrued expenses on the balance sheet. The change in the fair value of the derivative instruments during the period resulted in a loss recognized in cost of sales of $2,043. Additionally, as of December 31, 2010, the Company has not paid or received cash collateral to any derivative counterparty.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

19—SUBSEQUENT EVENTS

Refinery Acquisition

On March 1, 2011, a subsidiary of the Company completed the acquisition of the Toledo Refinery in Ohio from Sunoco, Inc. (R&M) (“Sunoco”). The Toledo Refinery has a crude oil throughput capacity of 170,000 barrels per day. The purchase price for the refinery was $400,000, subject to certain adjustments, and was comprised of $200,000 in cash and a $200,000 secured promissory note provided by Sunoco (the “Toledo Promissory Note”). The note bears interest at the lower of LIBOR plus 8%, or 10% and is due in March 2013. The terms also include a participation payment of up to $125,000 based on the future profitability of the refinery.

The Company purchased certain finished and intermediate products for approximately $299,645 with the proceeds from a note provided by Sunoco. The note bears interest at the lower of LIBOR plus 5.5%, or 7.5% and was repaid on May 31, 2011, from proceeds of the Revolving Loan. The Company also purchased crude oil inventory for $338,395, which it concurrently sold to a counterparty for its market value of $369,999. The Company entered into a crude oil supply agreement with the counterparty whereby the counterparty will be the exclusive supplier of crude oil to the Toledo Refinery.

Acquisition of the Toledo Refinery was accounted for using the acquisition method of accounting. The estimated purchase price of $784,818 includes the estimated fair value of future participation payments (contingent consideration). The fair value of the contingent consideration was estimated using a discounted cash flow analysis, a Level 3 measurement. The estimated purchase price also includes the net cash received from the concurrent sale of the crude oil inventory to the counterparty to the Toledo Crude Oil Supply Agreement.

The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed as of the acquisition date. The estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The Company’s judgments used to determine the estimated fair value assigned to each of the assets acquired and liabilities assumed can materially impact the Company’s results of operations. Certain estimated values are not yet finalized and are subject to change. The Company will finalize the amounts recognized as information necessary to complete the analyses is obtained. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition date.

Purchase Price
Net cash	$168,156
Senior secured seller note	200,000
Seller note for inventory	299,645
Estimated fair value of contingent consideration	117,017

$784,818

Preliminary Allocation
Current assets	$305,645
Land	8,065
Property, plant and equipment	452,084
Other assets	24,640
Current liabilities	(5,616)

$784,818

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

19—SUBSEQUENT EVENTS (Continued)

Refinery Acquisition (Continued)

The Company’s consolidated pro forma revenue and net loss assuming the Paulsboro and Toledo acquisitions had occurred on January 1, 2009 were $10,251,394 and $(53,199), respectively, for the year ended December 31, 2010 and $7,551,794 and $(258,529), respectively, for the year ended December 31, 2009. This supplemental pro forma information includes the historical revenues and direct expenses of Toledo for the year ended December 31, 2010 and 2009 and therefore excludes certain other items such as interest income, interest expense, and income taxes not directly related to the refinery. The pro forma information does not purport to present what the Company’s actual results would have been had the acquisitions occurred on January 1, 2009, nor is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense related to the acquisitions and the interest expense associated with the acquisition financings.

Letter of Credit Facility

On January 25, 2011, subsidiaries of the Company entered into a short-term letter of credit facility, which was subsequently amended on April 26, 2011, under which the Company can obtain letters of credit of up to $480,000 composed of a committed maximum amount of $350,000 and an uncommitted maximum amount of $130,000 to support certain of the Company’s crude oil purchases. The facility matures on April 24, 2012. The Company is charged letter of credit issuance fees and a fee for the unused portion of the committed letter of credit facility.

The uncommitted portion of the Company’s letter of credit facility was temporarily increased from $130,000 to $370,000 for the period from July 29, 2011 to December 31, 2011.

Amendment to Revolving Loan

On May 31, 2011, subsidiaries of the Company amended certain terms of the Revolving Loan to, among other things, (i) increase the facility from $100,000 to $500,000 by including certain inventory and accounts receivable of the Toledo Refining Company LLC in the Borrowing Base, (ii) reduce the Applicable Margin for Alternate Base Rate Loans to 1.00% to 1.50% and for Adjusted LIBOR Rate Loans to 2.00% to 2.50%, (iii) reduce the Commitment Fee, the LC Participation Fee and the Fronting Fee, and (iv) amend the applicability of the financial covenant. The parties also extended the maturity date to the earlier of May 31, 2016, or three months prior to the final maturity date of the Term Loan.

Toledo Catalyst Lease

Effective July 1, 2011, a subsidiary of the Company entered into an agreement under which title to catalyst precious metals located at the Company’s Toledo refinery was sold for $18,344, net of a facility fee of $279. The catalyst will be leased back for three one-year periods. The lease fee for the first one year period is $997, payable quarterly. The lease fee is reset annually based on the then current market conditions. The Company is required to repurchase the catalyst at market value at lease termination. The Company treated the transaction as a financing arrangement, and the lease fees are recorded as interest expense over the one year lease term. On July 1, 2011, the Company used $18,344 in net proceeds from the Toledo Catalyst lease to repay a portion of the Toledo Promissory Note.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

19—SUBSEQUENT EVENTS (Continued)

Delaware City Construction Financing

On August 5, 2011 the Delaware City construction advances in the amount of $20,000 were converted to term financing payable in equal monthly installments of $530 over a period of sixty months beginning September 1, 2011. The amortization schedule is structured to provide the lender with a 12% after-tax internal rate of return.

Feedstock Inventory Agreement

On October 5, 2011, the Company and the counterparty to the Paulsboro Refinery Crude Supply Agreement agreed to extend the Company’s obligation to purchase a fixed volume of feedstocks from the counterparty in October 2011 to the contract’s termination on December 31, 2012.

Subsequent Events

These financial statements were approved by management and available for issuance on November 14, 2011. Management has evaluated subsequent events through this date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of PBF Holding Company LLC:

We have audited the accompanying balance sheets of the Paulsboro Refining Business as of December 16, 2010 and December 31, 2009, and the related statements of income, changes in net parent investment, and cash flows for the period from January 1 through December 16, 2010 and for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the management of the Paulsboro Refining Business. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Paulsboro Refining Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Paulsboro Refining Business as of December 16, 2010 and December 31, 2009, and the results of its operations and its cash flows for the period from January 1 through December 16, 2010 and for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

San Antonio, Texas

June 23, 2011

PAULSBORO REFINING BUSINESS

BALANCE SHEETS

(In thousands)

	December 16, 2010	December 31, 2009
ASSETS
Current assets:
Cash	$—	$2
Restricted cash	12,122	—
Accounts receivable, net	686	576
Inventories	155,332	176,562
Prepaid expenses	829	1,241

Total current assets	168,969	178,381

Property, plant and equipment, at cost	341,236	1,517,292
Accumulated depreciation	—	(302,693)

Property, plant and equipment, net	341,236	1,214,599

Deferred charges and other assets, net	—	47,577

Total assets	$510,205	$1,440,557

LIABILITIES AND NET PARENT INVESTMENT
Current liabilities:
Current portion of capital lease obligation	$27	$26
Accounts payable	12,950	26,134
Accrued expenses	6,046	12,186
Taxes other than income taxes	162	210
Deferred income taxes	—	18,410

Total current liabilities	19,185	56,966

Capital lease obligation, less current portion	107	133

Deferred income taxes	—	264,700

Other long-term liabilities	23,290	35,490

Commitments and contingencies

Net parent investment	467,623	1,083,268

Total liabilities and net parent investment	$510,205	$1,440,557

See accompanying notes to the financial statements.

PAULSBORO REFINING BUSINESS

STATEMENTS OF INCOME

(In thousands)

	Period from January 1, 2010 through December 16, 2010	Year Ended December 31,
		2009	2008
Operating revenues	$4,708,989	$3,549,517	$6,448,379

Costs and expenses:
Cost of sales	4,487,825	3,419,460	5,718,685
Operating expenses	259,768	266,319	317,093
General and administrative expenses	14,606	15,594	15,619
Asset impairment loss	895,642	8,478	705
Depreciation and amortization expense	66,361	65,103	56,634

Total costs and expenses	5,724,202	3,774,954	6,108,736

Operating income (loss)	(1,015,213)	(225,437)	339,643
Interest and other income and expense, net	500	1,249	551

Income (loss) before income tax expense (benefit)	(1,014,713)	(224,188)	340,194
Income tax expense (benefit)	(322,962)	(86,586)	131,445

Net income (loss)	$(691,751)	$(137,602)	$208,749

See accompanying notes to the financial statements.

PAULSBORO REFINING BUSINESS

STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

(In thousands)

Balance as of December 31, 2007	$875,193
Net income	208,749
Net cash repayments to parent	(41,061)

Balance as of December 31, 2008	1,042,881
Net loss	(137,602)
Net cash advances from parent	177,989

Balance as of December 31, 2009	1,083,268
Net loss	(691,751)
Net cash advances from parent	76,106

Balance as of December 16, 2010	$467,623

See accompanying notes to the financial statements.

PAULSBORO REFINING BUSINESS

STATEMENTS OF CASH FLOWS

(In thousands)

	Period from January 1, 2010 Through December 16, 2010	Year Ended December 31,
		2009	2008
Cash flows from operating activities:
Net income (loss)	$(691,751)	$(137,602)	$208,749
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	66,361	65,103	56,634
Asset impairment loss	895,642	8,478	705
Deferred income tax expense (benefit)	(283,470)	13,808	30,728
Changes in current assets and current liabilities	(8,663)	(4,906)	(33,989)
Other, net	(11,840)	(6,814)	(19,310)

Net cash provided by (used in) operating activities	(33,721)	(61,933)	243,517

Cash flows from investing activities:
Capital expenditures	(20,122)	(96,754)	(198,647)
Deferred turnaround and catalyst costs	(17,011)	(19,260)	(3,786)
Other investing activities, net	(5,229)	(19)	—

Net cash used in investing activities	(42,362)	(116,033)	(202,433)

Cash flows from financing activities:
Capital lease payments	(25)	(25)	(23)
Net cash advances from (repayments to) parent	76,106	177,989	(41,061)

Net cash provided by (used in) financing activities	76,081	177,964	(41,084)

Net decrease in cash	(2)	(2)	—
Cash at beginning of period	2	4	4

Cash at end of period	$—	$2	$4

See accompanying notes to the financial statements.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

The Paulsboro Refining Business (the Business) includes the operations of the Paulsboro Refinery and related assets. The Paulsboro Refinery is located on 950 acres in Paulsboro, New Jersey, approximately 15 miles south of Philadelphia on the Delaware River. The refinery has a total throughput capacity, including crude oil and other feedstocks, of approximately 185,000 barrels per day. The refinery’s main processing facilities include a crude unit, a coker, a propane deasphalting unit, a fluid catalytic cracking unit, a continuous catalytic desulfurization unit, and a sulfur recovery unit. The refinery processed primarily sour crude oils into a wide slate of products including gasolines, distillates, lube oil basestocks and lube extracts, asphalt, fuel oil, petroleum coke, propane and sulfur. Feedstocks and refined products were typically transported by tanker and barge via refinery-owned dock facilities along the Delaware River, Buckeye Pipeline Company’s product distribution system into western Pennsylvania and Ohio, a local truck rack owned by NuStar Energy L.P., railcars, and the Colonial pipeline, which allowed products to be sold into the New York Harbor market.

The Paulsboro Refinery was acquired by a subsidiary of Valero Energy Corporation (Valero) from Mobil Oil Corporation (Mobil) on September 16, 1998. References to Valero or Parent herein may refer to Valero Energy Corporation or one or more of its direct or indirect subsidiaries that were not included in the financial statements of the Business, as the context requires.

As described in Note 3, the Business was sold to PBF Holding Company LLC (PBF Holding) on December 17, 2010. These financial statements include the operations of the Business through December 16, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with applicable United States generally accepted accounting principles (GAAP). The financial statements reflect Valero’s historical cost basis in the Business.

The financial statements include allocations and estimates of general and administrative costs of Valero that were attributable to the operations of the Business. The Business purchased its crude oil and other feedstocks from and sold its refined products to Valero. Purchases of feedstock by the Business from Valero were recorded at the cost paid to third parties by Valero, and sales of refined products from the Business to Valero were recorded at intercompany transfer prices, which were market prices adjusted by quality, location, and other differentials on the date of the sale. Management believes that the assumptions, estimates, and allocations used to prepare these financial statements are reasonable. However, the amounts reflected in these financial statements may not necessarily be indicative of the revenues, costs, and expenses that would have resulted if the Business had been operated as a separate entity.

The Business’ results of operations may have been affected by seasonal factors, such as the demand for petroleum products, which vary during the year, or industry factors that may be specific to a particular period, such as industry supply capacity and refinery turnarounds. In addition, the Business’ results of operations were dependent on Valero’s feedstock acquisition and refined product marketing activities.

Management has evaluated subsequent events that occurred after December 16, 2010 through June 23, 2011, the date these financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviewed its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates.

Inventories

Inventories represent inventories located at the refinery and consisted of refinery feedstocks purchased for processing, refined products, and materials and supplies. Inventories were carried at the lower of cost or market. The cost of refinery feedstocks purchased for processing and refined products were determined under the last-in, first-out (LIFO) method using the dollar-value LIFO method, with any increments valued based on purchase prices at the end of the year. The cost of materials and supplies was determined under the weighted-average cost method.

Property, Plant and Equipment

Property, plant and equipment were stated at cost. Additions to property, plant and equipment, including capitalized interest and certain costs allocable to construction and property purchases, were recorded at cost.

The costs of minor property units (or components of property units), net of salvage value, retired or abandoned were charged or credited to accumulated depreciation under the composite method of depreciation. Gains or losses on sales or other dispositions of major units of property were recorded in income and were reported in depreciation and amortization expense.

Depreciation of property, plant and equipment was recorded on a straight-line basis over the estimated useful lives of the related facilities primarily using the composite method of depreciation. Leasehold improvements and assets acquired under capital leases were amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the related asset. The Business recorded additional accumulated depreciation of $354,829 in recognition of the asset impairment discussed below and in Note 3.

Deferred Charges and Other Assets

Deferred charges and other assets included the following:

•

refinery turnaround costs, which were incurred in connection with planned major maintenance activities at the Paulsboro Refinery and which were deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

•

fixed-bed catalyst costs, representing the cost of catalyst that was changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, which were deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst; and

•	process royalty costs, which were deferred when incurred and amortized over the life of the specific royalty.

Impairment and Disposal of Long-Lived Assets

Long-lived assets were tested for recoverability whenever events or changes in circumstances indicated that the carrying amount might not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

long-lived asset is not recoverable, an impairment loss is recognized in an amount by which its carrying amount exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods. On December 16, 2010, the Business recorded an asset impairment charge of $896 million as a result of Valero’s sale of the Business to PBF Holding on December 17, 2010.

Environmental Matters

Liabilities for future remediation costs were recorded when environmental assessments and/or remedial efforts were probable and the costs could be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally were based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities were based on best estimates of probable undiscounted future costs over a 20-year time period using currently available technology and applying current regulations, as well as the Business’ own internal environmental policies. Amounts recorded for environmental liabilities were not reduced by possible recoveries from third parties.

Asset Retirement Obligations

The Business had asset retirement obligations with respect to certain of its refinery assets due to various legal obligations to clean and/or dispose of various component parts at the time they were retired. As of December 31, 2010, the Business had recorded asset retirement obligations related to certain pond closures and a landfill closure.

In addition to these recorded asset retirement obligations, the Business had asset retirement obligations with respect to certain other component parts of its refinery assets. However, those component parts could be used for extended and indeterminate periods of time as long as they were properly maintained and/or upgraded. It was management’s practice and current intent to maintain those refinery assets and continue making improvements to those assets based on technological advances. As a result, management believed that those refinery assets had an indeterminate life for purposes of estimating asset retirement obligations because dates or ranges of dates upon which such refinery assets would be retired cannot be reasonably estimated at this time. When a date or range of dates can be reasonably estimated for the retirement of any component part of those refinery assets, an estimate of the cost of performing the retirement activities will be determined and a liability will be recorded for the fair value of that cost using established present value techniques.

Net Parent Investment

The net parent investment represents a net amount consisting of the Parent’s initial investment in the Business and subsequent adjustments resulting from the operations of the Business and various transactions between the Business and Valero. The Business participated in the Parent’s centralized cash management program under which all of the Business’ cash receipts were remitted to and all cash disbursements were funded by the Parent. Other transactions affecting the net parent investment include general and administrative expenses incurred by Valero and allocated to the Business. There were no terms of settlement or interest charges associated with the net parent investment.

Revenue Recognition

Revenues were recorded by the Business upon delivery of the refined products to the Parent, which was the point at which title to the products was transferred.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cost of Sales

Cost of sales included the cost of feedstock acquired for processing by the Business, including transportation costs to deliver the feedstock to the refinery.

Operating Expenses

Operating expenses consisted primarily of labor costs of refinery personnel, maintenance, fuel and power costs, chemical and catalyst costs, and third-party services. Such expenses were recognized as incurred.

Stock-Based Compensation

Employees of the Business participate in various employee benefit plans of the Parent, including certain stock-based compensation plans as discussed in Note 9. Compensation expense for awards under the stock-based compensation plans was based on the fair value of the awards granted and was recognized in the statements of income on a straight-line basis over the requisite service period of each award. For new grants that had retirement-eligibility provisions, the Business used the substantive vesting period approach, under which compensation cost was recognized immediately for awards granted to retirement-eligible employees or over the period from the grant date to the date retirement eligibility was achieved if that date was expected to occur before the nominal vesting periods of the awards was fulfilled.

Income Taxes

Income taxes were accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts were measured using enacted tax rates expected to apply to taxable income in the year those temporary differences were expected to be recovered or settled.

The Business paid the Parent the amount of its current federal income tax liability as determined under a tax-sharing arrangement with the Parent; the accrual and payment of the current federal income tax liability was recorded in net parent investment in the financial statements in the year incurred. The current state income tax liability of the Business was reflected in income taxes payable.

Historically, the Business’ results of operations were included in the consolidated federal income tax return filed by Valero and were included in state income tax returns of subsidiaries of Valero. The income tax provision represented the current and deferred income taxes that would have resulted if the Business were a stand-alone taxable entity filing its own income tax returns. Accordingly, the calculations of the current and deferred income tax provision necessarily require certain assumptions, allocations, and estimates that management believed were reasonable to reflect the tax reporting for the Business as a stand-alone taxpayer.

The Business elected to classify any interest expense and penalties related to the underpayment of income taxes in income tax expense.

Segment Disclosures

The Business operated in only one segment, the refining segment of the oil and gas industry.

Financial Instruments

The Business’ financial instruments included cash, receivables, and payables. The estimated fair values of these financial instruments approximated their carrying amounts.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. SALE OF BUSINESS

On December 17, 2010, the Business was sold to PBF Holding for $661 million of proceeds, of which $160 million consisted of a short-term note. Working capital, consisting primarily of inventory, was included as part of this transaction. On December 16, 2010, the Business recorded an impairment charge of $896 million to reflect the reduction in the carrying value of its assets.

4. INVENTORIES

Inventories consisted of the following (in thousands):

	December 16, 2010	December 31, 2009
Refinery feedstocks	$50,604	$55,552
Refined products and blendstocks	92,664	108,488
Materials and supplies	12,064	12,522

Inventories	$155,332	$176,562

A reduction in inventory volumes during the period from January 1, 2010 through December 16, 2010 and for the year ended December 31, 2009 resulted in a liquidation of LIFO inventory layers that were established in prior years. The effect of these liquidations was to decrease cost of sales by $20.8 million and $33.6 million for the period from January 1, 2010 through December 16, 2010 and for the year ended December 31, 2009, respectively. There was no liquidation of LIFO inventory layers for the year ended December 31, 2008.

As of December 16, 2010 and December 31, 2009, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by approximately $171.3 million and $108.1 million, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment consisted of the following (in thousands):

	Estimated Useful Lives	December 16, 2010	December 31, 2009
Land		$7,564	$7,564
Crude oil processing facilities	25 years	1,410,361	1,389,099
Buildings	40 – 42 years	3,005	3,005
Precious metals		5,231	4,349
Other	5 – 20 years	51,518	51,474
Construction in progress		63,664	61,801
Asset impairment		(1,200,107)	—

Property, plant and equipment, at cost		341,236	1,517,292
Accumulated depreciation		—	(302,693)

Property, plant and equipment, net		$341,236	$1,214,599

The Business leased an oxygen facility under a capital lease that is discussed further in Note 8. The capital lease, which is included above in “other,” had a net book value of $0.2 million, net of accumulated amortization of $0.1 million, as of both December 16, 2010 and December 31, 2009.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

Depreciation expense for the period from January 1, 2010 through December 16, 2010 and for the years ended December 31, 2009 and 2008 was $52.1 million, $52.1 million, and $44.3 million, respectively.

Management continually evaluated all of the refinery’s capital projects in progress during their construction, which at times resulted in the cancellation of certain of such projects. The cancellation of various capital projects became more significant in 2009, as the economic slowdown that began in 2008 continued throughout 2009, thereby impacting demand for refined products and putting significant pressure on refined product margins. For the years ended December 31, 2009 and 2008, project costs totaling $8.5 million and $0.7 million, respectively, were written off.

In addition to capital projects that were written off, construction activity on various other projects were suspended until market conditions and cash flows improved. As of December 16, 2010, various projects with a total cost of approximately $56 million had been temporarily suspended. These costs were written off and included in the asset impairment charge discussed in Note 3.

6. DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets consisted of the following (in thousands):

	December 16, 2010	December 31, 2009
Deferred refinery turnaround costs, net of accumulated amortization	$—	$47,425
Deferred catalyst costs, net of accumulated amortization	—	119
Process royalties, net of accumulated amortization	—	33

Deferred charges and other assets, net	$—	$47,577

7. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities as of December 16, 2010 and December 31, 2009 consisted of the following (in thousands):

	Accrued Expenses		Other Long-Term Liabilities
	2010	2009	2010	2009
Asset retirement obligations	$3,500	$—	$7,867	$11,807
Environmental liabilities	1,405	1,405	11,459	13,603
Legal and regulatory liabilities	625	—	1,983	2,166
Uncertain income tax position liabilities	—	—	1,981	2,323
Severance liabilities	—	9,822	—	—
Other tax liabilities	—	—	—	5,591
Employee wage and benefit costs	501	567	—	—
Other	15	392	—	—

Total	$6,046	$12,186	$23,290	$35,490

The severance liabilities as of December 31, 2009 resulted from a reduction in the Business’ workforce of approximately 100 individuals in the fourth quarter of 2009, primarily related to an early retirement program. Other tax liabilities included liabilities for sales and use taxes as well as related penalties and interest accrued on these tax-related liabilities.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

Environmental Liabilities

In connection with the acquisition of the Paulsboro Refinery in 1998, Valero assumed certain environmental liabilities including, but not limited to, certain remediation obligations related primarily to clean-up costs associated with groundwater contamination, landfill closure and post-closure monitoring costs, and tank farm spill prevention costs.

The table below reflects the changes in the environmental liabilities of the Business (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Balance as of beginning of period	$15,008	$16,516	$18,617
Additions to liability	700	—	—
Payments, net of third-party recoveries	(2,844)	(1,508)	(2,101)

Balance as of end of period	$12,864	$15,008	$16,516

Asset Retirement Obligations

The table below reflects the changes in asset retirement obligations of the Business (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Balance as of beginning of period	$11,807	$12,361	$15,047
Settlements	(440)	(554)	(2,686)

Balance as of end of period	$11,367	$11,807	$12,361

8. COMMITMENTS AND CONTINGENCIES

Leases

The Business had long-term operating lease commitments for office facilities and office equipment. In most cases, the Business expects that in the normal course of business, its leases will be renewed or replaced by other leases.

The Business leased an oxygen facility under an agreement accounted for as a capital lease. The lease expires in May 2015.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

As of December 16, 2010, future minimum rentals for leases having initial or remaining noncancelable lease terms in excess of one year were as follows (in thousands):

	Operating Leases	Capital Lease
2011	$1,574	$34
2012	1,587	34
2013	1,610	34
2014	1,634	34
2015	1,657	14
Remainder	1,965	—

Total minimum rental payments	$10,027	150

Less interest expense		(16)

Capital lease obligation		$134

Rental expense for all operating leases was $12.0 million, $14.5 million, and $13.8 million for the period ended December 16, 2010 and for the years ended December 31, 2009 and 2008, respectively.

Litigation Matters

MTBE Litigation

As of June 23, 2011, Valero and several of its subsidiaries are named in numerous cases involving claims related to MTBE contamination in groundwater based on the manufacture, marketing and supply of gasoline containing MTBE. With respect to the historic operations at the Paulsboro Refinery, ten of these cases may involve allegations of liability for gasoline containing MTBE manufactured at the Paulsboro Refinery. The Valero subsidiary that previously owned the Paulsboro Refinery has been named in four of the cases along with Valero and other Valero subsidiaries and has potential liability in the other six cases. In connection with the sale of the Business, Valero retained the liability for these matters. The plaintiffs are generally water providers, governmental authorities, and private water companies alleging that refiners and marketers of MTBE and gasoline containing MTBE are liable for manufacturing or distributing a defective product. Valero has been named in these lawsuits together with many other refining industry companies. Valero is being sued primarily as a refiner and distributor of MTBE and gasoline containing MTBE. Valero does not own or operate gasoline station facilities in most of the geographic locations in which damage is alleged to have occurred. The lawsuits generally seek individual, unquantified compensatory and punitive damages, injunctive relief, and attorneys’ fees. All but one of the cases are pending in federal court and most are consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York (Multi-District Litigation Docket No. 1358, In re: Methyl-Tertiary Butyl Ether Products Liability Litigation). Discovery is open in all cases. Valero believes that it has strong defenses to all claims and is vigorously defending the lawsuits. Although Valero has recorded a loss contingency liability with respect to the MTBE litigation portfolio, the Business had not recorded a liability for this litigation.

Other Litigation

The Business was also a party to other claims and legal proceedings arising in the ordinary course of business. Management believed that there was only a remote likelihood that future costs related to known contingent liabilities related to these legal proceedings would have a material adverse impact on the results of operations or financial position of the Business.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

9. EMPLOYEE BENEFIT PLANS

Employees who work for the Business were included in the various employee benefit plans of the Parent. These plans included qualified, non-contributory defined benefit retirement plans, defined contribution plans, employee and retiree medical, dental, and life insurance plans, incentive plans (i.e., stock options, restricted stock, and bonuses), and other such benefits. For the incentive plans, the Business was charged with the bonus, stock option, and restricted stock expense directly attributable to its employees. For the purposes of these financial statements, the Business was considered to be participating in multi-employer benefit plans of the Parent.

The Business’ allocated share of the Parent’s employee benefit plan expenses were as follows (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Defined benefit plans excluding incentive plans	$13,361	$21,529	$17,083
Incentive plans	6,305	4,298	4,577

Employee benefit plan expenses incurred by the Business were included in operating expenses with the related payroll costs.

10. INCOME TAXES

The amounts presented below relate only to the Business and were calculated as if the Business filed separate federal and state income tax returns.

Components of income tax expense (benefit) were as follows (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Current:
Federal	$(39,492)	$(100,394)	$86,389
State	—	—	14,328

Total current	(39,492)	(100,394)	100,717

Deferred:
Federal	(247,514)	33,353	18,486
State	(35,955)	(19,545)	12,242

Total deferred	(283,470)	13,808	30,728

Income tax expense (benefit)	$(322,962)	$(86,586)	$131,445

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of total income tax expense (benefit) to income taxes computed by applying the U.S. statutory federal income tax rate (35% for all periods presented) to income (loss) before income tax expense (benefit) (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Federal income tax expense (benefit) at the U.S. statutory rate	$(355,150)	$(78,466)	$119,068
U.S. state income tax expense (benefit), net of U.S. federal income tax effect	(23,371)	(12,704)	17,270
U.S. manufacturing deduction	2,540	4,200	(5,562)
Change in valuation allowance	52,644	—	—
Other, net	375	384	669

Income tax expense (benefit)	$(322,962)	$(86,586)	$131,445

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows (in thousands):

	December 16, 2010	December 31, 2009
Deferred income tax assets:
Tax credit carryforwards	$1,300	$650
Net operating losses (NOL)	22,795	16,184
Environmental liabilities	5,255	6,131
Compensation and employee benefit liabilities	4,481	3,214
Property, plant and equipment	70,007	—
Other assets	3,664	3,695

Total deferred income tax assets	107,502	29,874
Less: Valuation allowance	(88,444)	—

Net deferred tax asset	19,058	29,874

Deferred income tax liabilities:
Inventories	(19,016)	(18,207)
Property, plant and equipment	—	(275,404)
Turnarounds	—	(19,373)
Other	(42)	—

Total deferred income tax liabilities	(19,058)	(312,984)

Net deferred income tax liabilities	$—	$(283,110)

The Business had the following income tax credit and loss carryforwards as of December 16, 2010 (in thousands):

	Amount	Expiration
U.S. state NOL (gross amount)	$389,651	2029 through 2030
U.S. state credits	2,000	2016 through 2017

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Business recorded a valuation allowance as of December 16, 2010 due to uncertainties related to its ability to utilize some of its deferred income taxes, primarily consisting of certain state NOLs, state credits, and federal deferred tax assets. The valuation allowance was based on estimates of taxable income in the various jurisdictions in which the Business operated and the period over which deferred income taxes would be recoverable. The realization of net deferred income tax assets recorded as of December 16, 2010 was primarily dependent upon the ability of the Business to generate future taxable income in certain states. Because the Business was sold on December 17, 2010 and no gain was recognized from the sale, no future taxable income will be generated, and therefore the Business recorded a valuation allowance.

The following is a reconciliation of the change in unrecognized tax benefits, excluding the effect of related penalties and interest and the federal tax effect of state unrecognized tax benefits (in millions):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Balance as of beginning of period	$1,668	$2,234	$3,028
Reductions for tax positions related to prior years	(510)	(566)	(794)

Balance as of end of period	$1,158	$1,668	$2,234

11. SUPPLEMENTAL CASH FLOW INFORMATION

In order to determine net cash provided by (used in) operating activities, net income (loss) was adjusted by, among other things, changes in current assets and current liabilities as follows (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Decrease (increase) in current assets:
Restricted cash	$(12,122)	$—	$—
Accounts receivable	(110)	(218)	191
Inventories	21,230	32,933	(58,849)
Prepaid expenses	412	(214)	15
Increase (decrease) in current liabilities:
Accounts payable	(11,885)	(30,982)	13,972
Accrued expenses	(6,140)	8,026	(1,166)
Taxes other than income taxes	(48)	(123)	(19)
Income taxes payable	—	(14,328)	11,867

Changes in current assets and current liabilities	$(8,663)	$(4,906)	$(33,989)

The above changes in current assets and current liabilities differ from changes between amounts reflected in the applicable balance sheets for the respective periods for the following reasons:

•	the amounts shown above exclude changes in cash, deferred income taxes, and current portion of capital lease obligation, and

•	amounts accrued for capital expenditures and deferred turnaround and catalyst costs were reflected in investing activities when such amounts were paid.

PAULSBORO REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cash flows related to income taxes and interest were as follows (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Income taxes paid, net of tax refunds received	$(39,492)	$(86,066)	$88,849
Interest paid (net of amount capitalized)	7	9	5,053

12. RELATED-PARTY TRANSACTIONS

Related-party transactions of the Business included the purchase of feedstocks by the Business from Valero, operating revenues received by the Business from its sales of refined products to Valero, and the allocation of insurance and security costs and certain general and administrative costs from Valero to the Business. Purchases of feedstock by the Business from Valero were recorded at the cost paid to third parties by Valero. Sales of refined products from the Business to Valero were recorded at intercompany transfer prices, which were market prices adjusted by quality, location, and other differentials on the date of the sale. General and administrative costs were charged by Valero to the Business based on management’s determination of such costs attributable to the operations of the Business. However, such related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. For purposes of these financial statements, payables and receivables related to transactions between the Business and Valero were included as a component of the net parent investment.

The Business participated in the Parent’s centralized cash management program under which cash receipts and cash disbursements were processed through the Parent’s cash accounts with a corresponding credit or charge to an intercompany account. This intercompany account was included in the net parent investment.

As discussed above, Valero provided the Business with certain general and administrative services, including the centralized corporate functions of legal, accounting, treasury, environmental, engineering, information technology, and human resources. For these services, Valero charged the Business a portion of its total general and administrative expenses incurred in the U.S. The general and administrative expenses represented the amount of such costs allocated to the Business for the periods presented, with this allocation based on investments in property, operating revenues, and payroll expenses. Management believed that the amount of general and administrative expenses allocated to the Business was a reasonable approximation of the costs related to the Business.

The following table summarizes the related-party transactions of the Business (in thousands):

	Period from January 1 through December 16, 2010	Year Ended December 31,
		2009	2008
Revenues.	$4,708,989	$3,549,517	$6,448,379
Cost of sales	4,485,451	3,412,896	5,712,832
Operating expenses	3,071	3,542	4,232
General and administrative expenses	14,606	15,594	15,619

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Sunoco, Inc.

We have audited the accompanying statements of assets acquired and liabilities assumed of the Toledo Refinery (the Toledo, Ohio manufacturing complex of Sunoco, Inc. (R&M) as described in Note 1) as of December 31, 2010 and 2009 and the related statements of revenues and direct expenses for each of the three years in the period ended December 31, 2010. These statements are the responsibility of Sunoco, Inc. (R&M)’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. We were not engaged to perform an audit of the Toledo Refinery’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Toledo Refinery’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the accompanying statements reflect the assets acquired and liabilities assumed pursuant to the sales agreement between Sunoco, Inc. (R&M) and Toledo Refining Company LLC dated December 1, 2010 and the revenues and direct expenses of the Toledo Refinery, and are not intended to be a complete presentation of the Toledo Refinery’s financial position or results of operations.

In our opinion, the statements referred to above present fairly, in all material respects, the statements of assets acquired and liabilities assumed of the Toledo Refinery at December 31, 2010 and 2009 and the statements of revenues and direct expenses for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

September 12, 2011

Toledo Refinery

Statements of Revenues and Direct Expenses

(Thousands of Dollars)

	For the Years Ended December 31,
	2010	2009	2008
Revenues
Sales and other operating revenue
(including consumer excise taxes):
Unaffiliated customers	$3,594,463	$2,784,251	$4,530,121
Affiliated customers	2,067,599	1,560,220	2,507,143
Other losses, net	(690)	(3,980)	(1,145)

	5,661,372	4,340,491	7,036,119
Direct Expenses
Cost of products sold	4,992,219	3,759,672	6,237,066
Operating expenses	198,963	217,687	252,569
Consumer excise taxes	330,328	342,422	386,819
Selling, general and administrative expenses	29,836	28,204	28,906
Depreciation and amortization	60,446	45,364	38,295
Provision for asset write-downs and other matters	3,578	17,864	—

	5,615,370	4,411,213	6,943,655

Revenues in excess of (less than) direct expenses	$46,002	$(70,722)	$92,464

(See Accompanying Notes)

Toledo Refinery

Statements of Assets Acquired and Liabilities Assumed

(Thousands of Dollars)

	At December 31,
	2010	2009
Assets Acquired:
Inventories	$60,890	$65,739
Property, plant, and equipment, net	866,628	888,355
Deferred charges and other assets	4,091	2,789

Total Assets Acquired	$931,609	$956,883

Liabilities Assumed:
Liabilities associated with vacation accrual	$3,013	$2,778
Asset retirement obligations	4,374	4,374

Total Liabilities Assumed	$7,387	$7,152

(See Accompanying Notes)

TOLEDO REFINERY

NOTES TO THE STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AND

THE RELATED STATEMENTS OF REVENUES AND DIRECT EXPENSES

1. Summary of Significant Accounting Policies

Description of Business

The accompanying statements of assets acquired and liabilities assumed and the related statements of revenues and direct expenses consist of the accounts of and related-party allocations to the Toledo Refinery (the “Refinery”), a 170 thousand barrel per day refining and manufacturing complex located in Toledo, Ohio. On March 1, 2011, Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, Inc. (collectively, “Sunoco”) completed the sale of the Refinery to Toledo Refining Company LLC (“TRC”) a wholly owned subsidiary of PBF Holding Company LLC. Sunoco received net proceeds of $1,037,224 thousand consisting of $545,766 thousand in cash at closing, a $200,000 thousand two-year note receivable, and a $285,199 thousand note receivable and $6,259 thousand in cash related to working capital adjustments subsequent to closing which were both paid in May 2011. In addition, the sale also includes a participation payment of up to $125,000 thousand based on the future profitability of the Refinery. Sunoco has not recorded any amount related to the contingent consideration in accordance with its accounting policy election on such amounts. The sale consisted primarily of property, plant, and equipment and related crude and refined product inventories. The $200,000 thousand two-year note receivable is secured by the long-lived Refinery assets included in the sale.

In its current configuration, the Refinery processes sweet crude oils to manufacture petroleum and chemical products which are generally sold to wholesale and industrial customers.

Basis of Presentation

The accompanying statements of assets acquired and liabilities assumed and the related statements of revenues and direct expenses reflect historical cost-basis amounts of the Refinery and include charges from Sunoco for direct costs and allocations of corporate overhead. The Refinery utilized certain shared resources of Sunoco prior to the sale to TRC. As such, for the purposes of preparing these statements, Sunoco made certain allocations to the Refinery. While the basis of these allocations was considered reasonable by Sunoco, actual amounts incurred by the Refinery could differ significantly if the Refinery were operated on a stand-alone basis and/or by another party. The financial information included herein may not necessarily reflect what the assets acquired and liabilities assumed of the Refinery would have been if the Refinery had been a separate stand-alone entity during the periods presented.

The statements of revenues and direct expenses reflect revenue and related direct expenses specifically identified to the Refinery and therefore exclude certain other items such as interest income, interest expense and income taxes which are not directly related to the Refinery. The statements of assets acquired and liabilities assumed include only items which are being acquired or assumed by TRC pursuant to the sales agreement between Sunoco, Inc. (R&M) and TRC dated December 1, 2010. As such, they exclude certain assets and liabilities associated with the Refinery such as accounts receivable, accounts payable, accrued liabilities, retirement liabilities and deferred taxes. In addition, as this financial information is not intended to represent the Refinery’s complete financial position and results of operations for the periods presented, it does not include statements of cash flows or changes in equity or all disclosures required by generally accepted accounting principles.

Use of Estimates

The statements of assets acquired and liabilities assumed and the related statements of revenues and direct expenses were derived from the accounts of Sunoco. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these statements. Actual amounts and results could differ from these estimates.

TOLEDO REFINERY

NOTES TO THE STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AND

THE RELATED STATEMENTS OF REVENUES AND DIRECT EXPENSES—(Continued)

Revenue Recognition

The Refinery sells various refined products (including gasoline, middle distillates and petrochemicals) and unfinished product streams.

Revenues related to the sale of these items are recognized when title passes. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectability is reasonably assured.

Consumer excise taxes on sales of refined products are included in both revenues and direct expenses, with no effect on revenues in excess of (less than) direct expenses.

Shipping and Handling Costs

Shipping and handling costs charged to customers are included in sales and other operating revenue in the statements of revenues and direct expenses. Shipping and handling costs incurred by the Refinery are included in cost of products sold in the statements of revenues and direct expenses.

Inventories

Inventories are valued at the lower of cost or market. Crude oil and refined product inventories reflect an allocation to the Refinery of the Refinery’s share of Sunoco’s crude oil and refined product inventories, the cost of which has been determined using the last-in, first-out method (“LIFO”). Under this allocation methodology, cost of products sold includes the actual crude oil and refined product acquisition costs of the Refinery. Such costs are adjusted to reflect actual increases or decreases in crude oil and refined product inventory quantities of the Refinery, which are valued based on the changes in Sunoco’s LIFO inventory layers during the respective year. The cost of materials, supplies and other inventories is determined using principally the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. These amounts exclude interest costs that were capitalized by Sunoco as all such financing was carried out on a Sunoco consolidated basis. Additions to property, plant and equipment, including replacements and improvements, are recorded at cost. Normal repair and maintenance expenditures are charged to expense as incurred. Refinery assets are generally depreciated using the straight-line method based on the estimated useful lives of the related assets. While the useful lives of all depreciable assets range from 3 to 25 years, the useful lives of production assets are principally 25 years. The Refinery, including all assets acquired and liabilities assumed by TRC with the sale, was classified as an asset held for sale in Sunoco’s consolidated financial statements as of December 1, 2010. In connection therewith, depreciation and amortization expense of $5,641 thousand was not recognized in December 2010 in accordance with accounting guidance related to assets held for sale.

Impairment of Long-Lived Assets

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset.

TOLEDO REFINERY

NOTES TO THE STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AND

THE RELATED STATEMENTS OF REVENUES AND DIRECT EXPENSES—(Continued)

A decision to dispose of an asset may necessitate an impairment review. If the criteria of assets held for sale are met, an impairment would be recognized for any excess of the aggregate carrying amount of assets and liabilities included in the disposal group over their fair value less cost to sell. The Refinery, including long-lived assets, crude oil, refined product and materials and supplies inventories and goodwill, were classified as held for sale in Sunoco’s consolidated financial statements effective December 1, 2010. The aggregate fair value less cost to sell exceeded the related carrying amount of the disposal group and, as a result, no impairment was recognized.

Environmental Remediation

The Refinery accrues environmental remediation costs for work where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists, the minimum of the range is accrued unless some other point in the range is more likely in which case the most likely amount in the range is accrued.

Maintenance Shutdowns

Maintenance and repair costs in excess of $500 thousand incurred in connection with major maintenance shutdowns are capitalized when incurred and amortized over the period benefited by the maintenance activities.

Asset Retirement Obligations

The Refinery establishes accruals for the fair value of conditional asset retirement obligations (i.e., legal obligations to perform asset retirement activities in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity) if the fair value can be reasonably estimated. The Refinery has additional legal asset retirement obligations for which it is not possible to estimate when such obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

2. Related Party Transactions

Cash Management

The Refinery is part of Sunoco’s centralized cash management system whereby all cash receipts are transferred to, and all cash disbursements are funded by, Sunoco through the net parent investment account. There are no interest charges or other fees attributable to this activity.

Sales to Related Parties

The Refinery sells finished refined products and unfinished product streams to affiliated refineries and the marketing business of Sunoco. The Refinery also sells chemical products to Sun Petrochemicals Company, an unconsolidated marketing joint venture between Sunoco, Inc. (R&M) and Suncor, Inc.

Crude Oil and Refined Product Purchases

The Refinery purchases all of its crude oil and refined products (purchased for sale or use as feedstocks) from Sunoco. Crude oil purchases for the years 2010, 2009 and 2008 amounted to $4,220,687, $2,696,754 and

TOLEDO REFINERY

NOTES TO THE STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AND

THE RELATED STATEMENTS OF REVENUES AND DIRECT EXPENSES—(Continued)

$4,853,187 thousand, respectively. Refined product purchases for the years 2010, 2009 and 2008, including purchases of product refined by Sunoco, amounted to $524,322, $814,552 and $1,077,201 thousand, respectively. These expenses are included in cost of products sold in the statements of revenues and direct expenses. Crude oil and refined product acquisition costs are adjusted to reflect actual increases or decreases in crude oil and refined product inventory quantities for the Refinery, which are valued based on the changes in Sunoco’s LIFO inventory layers during each respective year.

Transportation and Terminalling Expenses

In 2002, Sunoco entered into a pipelines and terminals storage and throughput agreement and various other agreements with Sunoco Logistics Partners L.P., a master limited partnership (“Sunoco Logistics”). Sunoco had a 31% interest, including a 2% interest as the sole general partner, at December 31, 2010. Under these agreements, Sunoco Logistics charges fees for services provided that, in Sunoco management’s opinion, are comparable to those charged in arm’s-length, third-party transactions.

All crude oil is received into the Refinery via pipelines owned and operated by Sunoco Logistics. Crude oil transportation expenses are included in the total crude oil costs in the amounts paid to Sunoco as described above. Charges to the Refinery for services provided by Sunoco Logistics related to terminalling services for 2010, 2009 and 2008 amounted to $5,803, $6,358 and $7,492 thousand, respectively. These expenses are included in cost of products sold in the statements of revenues and direct expenses.

Employee Costs and Other Allocated Expenses

Employees who either work at the Refinery or work primarily to support the Refinery participate in certain Sunoco incentive compensation and employee benefit plans. These include performance-based compensation plans, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree medical, dental and life insurance plans and other such benefits. The Refinery’s share of allocated Sunoco incentive compensation and employee benefit plan expenses for these employees amounted to $11,644, $17,119 and $14,487 thousand in 2010, 2009 and 2008, respectively. Such expenses are primarily allocated by payroll costs. These expenses are reflected in cost of products sold in the statements of revenues and direct expenses.

Costs and expenses in the statements of revenues and direct expenses include costs allocated by Sunoco to the Refinery for the years 2010, 2009 and 2008 totaling $33,734, $30,880 and $34,371 thousand, respectively. These expenses include costs of centralized refining functions including crude acquisition, product distribution and optimization, as well as corporate functions used to support Sunoco’s refining operations, including legal, accounting, treasury, engineering, information technology, insurance and other corporate services. Such charges by Sunoco, if not separately determinable, are primarily allocated to each of Sunoco’s refineries based on the proportional crude run capacity at each refinery.

3. Provision for Asset Write-Downs and Other Matters

In 2009, Sunoco management implemented a business improvement initiative to reduce costs and improve business processes. In connection therewith, the Refinery recorded a $7,197 thousand provision for pension and postretirement settlement and curtailment losses, employee terminations and other related costs. In 2010, the Refinery recorded an additional $3,578 thousand provision primarily for pension settlement losses.

During 2009, the Refinery also recorded a $10,667 thousand provision in connection with Sunoco’s decision to discontinue certain capital projects.

TOLEDO REFINERY

NOTES TO THE STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AND

THE RELATED STATEMENTS OF REVENUES AND DIRECT EXPENSES—(Continued)

4. Inventories

The components of inventories were as follows (in thousands of dollars):

	December 31,
	2010	2009
Crude oil	$37,051	$40,047
Petroleum products	12,061	12,930
Materials, supplies and other	11,778	12,762

	$60,890	$65,739

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $650,549 and $497,528 thousand at December 31, 2010 and 2009, respectively. Average crude oil acquisition costs were $81, $63 and $103 per barrel for the years ended December 31, 2010, 2009 and 2008, respectively. The increase (decrease) in crude oil inventory quantities were 433, (811) and 572 thousand barrels for the years ended December 31, 2010, 2009 and 2008, which were valued at the cost of Sunoco’s consolidated LIFO crude oil inventory change of $34, $34 and $53 per barrel for the respective years. If the cost of the crude oil inventory change had been equal to the average crude oil acquisition costs for the years ended December 31, 2010, 2009 and 2008, cost of products sold would have increased (decreased) by ($20,351), $23,519 and ($28,600) thousand, respectively. Average third party refined products acquisition costs were $89, $71 and $108 per barrel for the years ended December 31, 2010, 2009 and 2008, respectively. The increase (decrease) in refined products inventory quantities were (59), 66 and (601) thousand barrels for the years ended December 31, 2010, 2009 and 2008, which were valued at the cost of Sunoco’s consolidated LIFO refined products inventory change of $5, $39 and $76 per barrel for the respective years. If the cost of the refined products inventory change had been equal to the average third party refined products acquisition costs for the years ended December 31, 2010, 2009 and 2008, cost of products sold would have increased (decreased) by $4,956, ($2,112) and $19,232 thousand, respectively.

5. Property, Plant and Equipment

The components of property, plant and equipment were as follows (in thousands of dollars):

	December 31,
	2010		2009
Land and land improvements	$2,268		$2,268
Plant, equipment and other	1,249,569		1,233,417
Construction-in-progress	12,252		26,360

	1,264,089		1,262,045
Less: Accumulated depreciation and amortization	(397,461)		(373,690)

	$866,628	*	$888,355	*

*	Includes unamortized capital maintenance shutdown costs of $56,690 and $50,443 thousand at December 31, 2010 and 2009, respectively.

TOLEDO REFINERY

NOTES TO THE STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AND

THE RELATED STATEMENTS OF REVENUES AND DIRECT EXPENSES—(Continued)

6. Commitments and Contingent Liabilities

Leases and Other Commitments

The Refinery, as lessee, has noncancelable operating leases for a variety of machinery and equipment. Total rental expense for 2010, 2009 and 2008 amounted to $971, $1,817 and $2,522 thousand, respectively.

Sunoco is a party under an agreement which provides for future payments to secure wastewater treatment services at the Refinery.

The fixed and determinable amounts of the obligation under this agreement are as follows (in thousands of dollars):

Year ending December 31:
2011	$4,069
2012	4,069
2013	4,069
2014	4,069
2015	4,069
2016 through 2018	10,172

Total	30,517
Less: Amount representing interest	(6,696)

$23,821

Payments under these agreements, including variable components, totaled $11,512, $11,710 and $12,083 thousand for the years 2010, 2009 and 2008, respectively.

Environmental Remediation Activities

The Refinery is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and compositions of fuels. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating the Refinery, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

Charges for environmental remediation totaled $268, $404 and $773 thousand in 2010, 2009 and 2008, respectively and are included in operating expenses in the statements of revenues and direct expenses.

The Refinery’s expenses for environmental remediation activities reflect management’s estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated expenses for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the expenses to the extent they are probable of occurrence and reasonably estimable.

Total future costs for environmental remediation activities identified above will depend upon, among other things, the determination of the extent of the contamination at the Refinery, the timing and nature of required

TOLEDO REFINERY

NOTES TO THE STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED AND

THE RELATED STATEMENTS OF REVENUES AND DIRECT EXPENSES—(Continued)

remedial actions, the technology available and needed to meet the various existing legal requirements, the availability of insurance coverage, the nature and extent of future environmental laws and regulations and inflation rates. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2010, the aggregate of the estimated additional reasonably possible losses totaled approximately $3,100 thousand. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Refinery’s financial position.

Under various environmental laws, including the Resource Conservation and Recovery Act (“RCRA”) (which relates to solid and hazardous waste treatment, storage and disposal), the Refinery has initiated corrective remedial action. The Refinery has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation expenses reflect that strategy. Expenses include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the Refinery. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

Conclusion

The Refinery is a party to certain pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of them could be resolved unfavorably. Management believes that these matters could have a significant impact on results of operations for any future quarter or year. However, management does not believe that any expenses which may arise pertaining to such matters would be material in relation to the financial position of the Refinery at December 31, 2010.

7. Subsequent Events

Subsequent events have been evaluated through September 12, 2011, the date the statements were available to be issued.

PBF HOLDING COMPANY LLC

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$143,937	$155,457
Accounts receivable, net	351,004	36,937
Inventories	1,469,369	376,629
Other current assets	14,321	11,106

Total current assets	1,978,631	580,129
Property, plant and equipment, net	1,426,670	639,565
Deferred charges and other assets, net	153,208	54,699

Total assets	$3,558,509	$1,274,393

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$284,966	$36,302
Accrued expenses	1,276,371	366,515
Current portion of long-term debt	161,250	1,250
Deferred revenue	101,601	66,339

Total current liabilities	1,824,188	470,406

Economic Development Authority loan	20,000	20,000
Long-term debt	681,471	303,814
Other long-term liabilities	43,741	21,512

Total liabilities	2,569,400	815,732

Commitments and contingencies
EQUITY
Member’s equity	925,925	516,231
Retained earnings (accumulated deficit)	64,233	(56,521)
Accumulated other comprehensive loss	(1,049)	(1,049)

Total equity	989,109	458,661

Total liabilities and equity	$3,558,509	$1,274,393

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED, IN THOUSANDS)

	Six Months Ended June 30,
	2011	2010
Revenues	$5,439,137	$440
Costs and expenses
Cost of sales, excluding depreciation	4,980,836	—
Operating expenses, excluding depreciation	251,859	4,152
General and administrative expenses	47,620	5,105
Acquisition related expenses	635	1,346
Depreciation and amortization expense	18,907	161

	5,299,857	10,764

Income (loss) from operations	139,280	(10,324)
Other income (expenses)
Change in fair value of catalyst lease	569	—
Interest (expense) income, net	(19,095)	3

Net income (loss)	$120,754	$(10,321)

Consolidated statements of comprehensive income (loss)
Net income (loss)	$120,754	$(10,321)
Unrealized gain on available for sale securities	—	7

Comprehensive income (loss)	$120,754	$(10,314)

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED, IN THOUSANDS)

	PBF Holding Company LLC
	Member’s Equity	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Non Controlling Interest	Total
Balance at December 31, 2009	$10,376	$(18)	$(12,329)	$20,665	$18,694
PBF equity reorganization	20,500	—	165	(20,665)	—
Member contributions	236,920	—	—	—	236,920
Stock based compensation	1,452	—	—	—	1,452
Net loss	—	—	(10,321)	—	(10,321)
Unrealized gain on marketable securities	—	7	—	—	7

Balance at June 30, 2010	$269,248	$(11)	$(22,485)	$—	$246,752

Balance at December 31, 2010	$516,231	$(1,049)	$(56,521)	$—	$458,661
Member contributions	408,397	—	—	—	408,397
Stock based compensation	1,297	—	—	—	1,297
Net income	—	—	120,754	—	120,754

Balance at June 30, 2011	$925,925	$(1,049)	$64,233	$—	$989,109

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(UNAUDITED, IN THOUSANDS)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities
Net income (loss)	$120,754	$(10,321)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	20,043	161
Stock based compensation	1,297	1,452
Change in fair value of catalyst lease obligation	(569)	—
Change in fair value of inventory repurchase obligations	18,529	—
Pension and other post retirement benefits	4,648	162
Changes in operating assets and liabilities, net of effects of acquisition
Accounts receivable	(314,067)	(991)
Inventories	(387,294)	—
Other current assets	(7,915)	(1,540)
Accounts payable	248,664	574
Accrued expenses	414,809	2,077
Deferred revenue	35,262	—

Net cash from operating activities	154,161	(8,426)

Cash flows from investing activities
Acquisition of Toledo refinery, net of cash received for sale of assets	(168,156)	—
Acquisition of Delaware City refinery	—	(224,275)
Expenditures for property, plant and equipment	(369,931)	—
Expenditures for deferred turnaround costs	(59,819)	—
Expenditures for other assets	(11,656)	(1,093)
Proceeds from sale of assets	4,700	—
Other	—	(3)

Net cash used in investing activities	(604,862)	(225,371)

Cash flows from financing activities
Proceeds from member contributions	408,397	236,920
Proceeds from long-term debt	338,850	—
Proceeds from Economic Development Authority loan	—	20,000
Repayment of seller note for inventory	(299,645)	—
Repayments of long-term debt	(625)	—
Deferred financing costs	(6,990)	—
Other	(806)	—

Net cash provided by financing activities	439,181	256,920

Net (decrease) increase in cash and cash equivalents	(11,520)	23,123
Cash and cash equivalents, beginning of period	155,457	18,771

Cash and cash equivalents, end of period	$143,937	$41,894

Supplemental cash flow disclosures
Non-cash investing and financing activities:
Promisory note issued for Toledo Refinery acquisition	$200,000	$—
Seller note issued for acquisition of inventory	299,645	—
Fair value of Toledo Refinery contingent consideration	117,017	—
Accrued construction in progress	12,902	—
Non-cash impact of inventory supply and offtake agreements on inventory and accrued expenses	399,801	—
Cash paid during the period for:
Interest (net of capitalized interest of $9,265)	9,586	—

See notes to condensed consolidated financial statements.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

PBF Holding Company LLC, a Delaware limited liability company (the “Company” or “Holdings”), together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. The Company is a wholly-owned subsidiary of PBF Energy Company LLC (PBF), a Delaware Limited Liability Company. Delaware City Refining Company LLC, Delaware Pipeline Company LLC, PBF Power Marketing LLC, Paulsboro Refining Company LLC, Paulsboro Natural Gas Pipeline Company LLC and Toledo Refining Company LLC are all wholly-owned and principal operating subsidiaries of Holdings. At June 30, 2011, the Company’s subsidiaries operated the Paulsboro Refinery, the Toledo refinery that was acquired on March 1, 2011, and the reconfigured Delaware City Refinery that was restarted during June 2011.

All of the Company’s operations are in the United States. The Company’s three oil refineries are all engaged in the refining of crude oil and other feedstocks into petroleum products, and have been aggregated to form one reportable segment. To generate earnings and cash flows from operations, the Company is primarily dependent upon processing crude oil and selling refined petroleum products at margins sufficient to cover fixed and variable and other expenses. Crude oil and refined petroleum products are commodities and factors largely out of the Company’s control can cause prices to vary over time. The potential margin volatility can have a material effect on the Company’s financial position, earnings and cash flow.

Reorganization

PBF Investments LLC (“PBFI”) was formed effective March 1, 2008 and served as the sole member of PBF GP LLC (the “General Partner”) and owner of Class B Units in PBF Energy Partners LP (the “Partnership”). The members of PBFI also owned Class A units of the Partnership, which was presented as a noncontrolling interest by PBFI. The entities were formed to pursue acquisitions of crude oil refineries in North America. During 2010, the entities were reorganized. In March 2010, Holdings was formed as a subsidiary of the Partnership. Effective June 1, 2010, the Partnership was converted to a limited liability company and renamed PBF Energy Company LLC. Also on June 1, 2010, the Partnership Class B Units owned by the members of PBFI were contributed to PBF and the Partnership Class B Units were cancelled. The Partnership Class A Units were also cancelled and the members of PBFI received Series A Units in PBF equal to the value of their original Class A and B Units in the Partnership. PBFI was then contributed by PBF to Holdings and PBFI became a wholly-owned subsidiary of Holdings. The reorganization represents a series of transactions among entities under common control of the members. Accordingly, the historical operations of PBFI are combined with Holdings for all periods presented and the transactions that affected the reorganization were reported at historical cost.

Basis of Presentation

The accompanying unaudited condensed combined and consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited combined and consolidated financial statements and notes thereto for the year ended December 31, 2010. The results of operations for the six months ended June 30, 2011 are not indicative of the results to be expected for the full year.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying combined and consolidated financial statements include the accounts of PBFI, the General Partner, and the Partnership until June 1, 2010, the date of the reorganization and the accounts of Holdings and its wholly-owned subsidiaries subsequent to the reorganization. All intercompany accounts and transactions have been eliminated in consolidation. For the period from March 1, 2008 to December 16, 2010, the Company was considered to be in the development stage. With the acquisition of the Paulsboro Refinery and commencement of refining operations on December 17, 2010, it ceased to be a development stage company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk

For the six months ended June 30, 2011, two customers accounted for 46% and 14% of the Company’s revenues, respectively. As of June 30, 2011, two customers accounted for 21% and 13% of accounts receivables, respectively.

Revenue, Deferred Revenue and Accounts Receivable

The Company sells various refined products and recognizes revenue related to the sale of products when there is persuasive evidence of an agreement, the sales prices are fixed or determinable, collectability is reasonably assured and when products are shipped or delivered in accordance with their respective agreements. Revenue for services is recorded when the services have been provided.

The Company’s Toledo Refinery has a products offtake agreement with a counterparty under which the counterparty purchases approximately one-third of the refinery’s daily gasoline production. The Toledo Refinery also sells its products through short-term contracts or on the spot market.

The Company’s Paulsboro and Delaware City refineries sell light finished products, certain intermediates and lube base oils to one counterparty under products offtake agreements with each refinery (the “Offtake Agreements”). On a daily basis, the counterparty purchases and pays for the refineries’ production of light finished products as they are produced, delivered to the refineries’ storage tanks, and legal title passes to the counterparty. Revenue on these product sales is deferred until they are shipped out of the storage facility by the counterparty.

Under the Offtake Agreements, the Company’s Paulsboro and Delaware City refineries also enter into purchase and sale transactions of certain of their intermediates and lube base oils whereby the counterparty purchases and pays for the refineries’ production of certain intermediates and lube products as they are produced and legal title passes to the counterparty. The intermediate products are held in the refineries’ storage tanks until they are needed for further use in the refining process. The refineries have the right to repurchase lube products

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue, Deferred Revenue and Accounts Receivable (Continued)

and do so to supply other third parties with that product. When the refineries need intermediates or repurchases lube products, the products are drawn out of the storage tanks, title passes back to the refineries and the counterparty is paid for those products. These transactions occur at the daily market price for the related products. These transactions are considered to be made in contemplation of each other and, accordingly, do not result in the recognition of a sale when title passes from the refineries to the counterparty. Inventory remains at cost and the net cash receipts result in a liability that is recorded at market price for the volumes held in storage with any change in the market price being recorded in costs of sales. The liability represents the amount the Company expects to pay to repurchase the volumes held in storage.

While the counterparty has legal title, it has the right to encumber and/or sell these products and any such sales by the counterparty result in sales being recognized by the refineries. As the exclusive vendor of intermediate products to the refineries, the counterparty has the obligation to provide the intermediate products to the refineries as they are needed. Accordingly, sales by the counterparty to others have been limited.

The Company’s Paulsboro and Delaware City refineries sell and purchase feedstocks under a supply agreement with another counterparty (the “Crude Supply Agreements”). The counterparty purchases the refineries’ production of certain feedstocks or purchases feedstocks from third parties on the refineries’ behalf. Legal title to the feedstocks is held by the counterparty and the feedstocks are held in the refineries’ storage tanks until they are needed for further use in the refining process. At that time, the products are drawn out of the storage tanks and purchased by the refineries. These purchases and sales are settled monthly at the daily market prices related to those products. These transactions are considered to be made in contemplation of each other and, accordingly, do not result in the recognition of a sale when title passes from the refineries to the counterparty. Inventory remains at cost and the net cash receipts result in a liability which is discussed further in the Inventory note below.

Accounts receivable are carried at invoiced amounts. An allowance for doubtful accounts is established, if required, to report such amounts at their estimated net realizable value. In estimating probable losses, management reviews accounts that are past due and determines if there are any known disputes. There was no allowance for doubtful accounts at June 30, 2011 and December 31, 2010.

Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis.

Inventory

Inventories are carried at the lower of cost or market. The cost of crude oil, feedstocks, blendstocks and refined products are determined under the last-in first-out (“LIFO”) method using the dollar value LIFO method with any increments valued based on average purchase prices during the year. The cost of supplies and other inventories is determined principally on the weighted average cost method.

The Company’s Paulsboro and Delaware City refineries acquire substantially all of their crude oil from one counterparty under the Crude Supply Agreements whereby the Company takes title to the crude oil as it is delivered to the processing units, however, the Company is obligated to purchase all the crude oil held by the

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory (Continued)

counterparty on the Company’s behalf upon termination of the agreement at the then fair market value. The Company is also obligated to purchase a fixed volume of feedstocks from the counterparty on the later of October 2011 or when the arrangement is terminated based on a forward market price of West Texas Intermediate crude oil. As a result of the purchase obligations, the Company records the inventory of crude oil and feedstocks in the refineries’ storage facilities. The Company has deemed the purchase obligations to be contracts that contain derivatives that change in value based on changes in commodity prices. Such changes are included in cost of sales.

The Company’s Toledo Refinery acquires substantially all of its crude oil from one counterparty under a crude oil supply agreement (the “Toledo Crude Oil Supply Agreement”). For the period from March 1, 2011 to May 31, 2011, the Company took title to the crude oil as it was delivered to the refinery processing units. The Company had custody and risk of loss for the counterparty’s crude oil stored on the refinery premises. As a result, the Company recorded the crude oil in the Toledo Refinery’s storage facilities as inventory with a corresponding accrued liability. The Toledo Crude Oil Supply Agreement was amended effective June 1, 2011. Under the new agreement, the Company takes title to crude oil at various pipeline locations for delivery to the refinery or sale to third parties.

Payment for the crude oil is due to the counterparty to the Toledo Crude Oil Supply Agreement three days after the crude oil is delivered to the Toledo Refinery processing units or upon sale to a third party.

Fair Value Measurement

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. In some valuations, the inputs may fall into different levels in the hierarchy. In these cases, the asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements.

Derivative Instruments

The Company is exposed to market risk, primarily related to changes in commodity prices for the crude oil and feedstocks used in the refining process as well the prices of the refined products sold. The accounting treatment for commodity contracts depends on the intended use of the particular contract and on whether or not the contract meets the definition of a derivative. Non-derivative contracts are recorded at the time of delivery.

All derivative instruments, not designated as normal purchases or sales, are recorded in the balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of derivative instruments that

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments (Continued)

either are not designated or do not qualify for hedge accounting treatment or normal purchase or normal sale accounting are recognized currently in income. Contracts qualifying for the normal purchase and sales exemption are accounted for upon settlement. The Company does not currently apply hedge accounting to any of its derivative instruments.

Economic hedges are hedges not designated as fair value or cash flow hedges for accounting purposes that are used to (i) manage price volatility in certain refinery feedstock and refined product inventories, and (ii) manage price volatility in certain forecasted refinery feedstock, refined product, and refined product sales. These instruments are recorded at fair value and changes in the fair value of the derivative instruments are recognized currently in cost of sales.

Derivative accounting is complex and requires management judgment in the following respects: identification of derivatives and embedded derivatives, determination of the fair value of derivatives, identification and documentation of hedge relationships, assessment and measurement of hedge ineffectiveness and election and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on the Company’s earnings.

3—ACQUISITIONS

Delaware City Acquisition

In April 2010, subsidiaries of the Company entered into an asset purchase agreement with subsidiaries of Valero Energy Company (“Valero”) to acquire refining and pipeline assets of Valero’s Delaware City refinery. The acquired assets included the idled refinery, which had a crude oil throughput capacity of 190,000 barrels per day, associated terminal and pipeline, and a power plant complex. The acquisition was completed on June 1, 2010 for $220,000 in cash plus $4,275 in acquisition-related costs.

The acquisition of the Delaware City refining and pipeline assets was accounted for as an acquisition of assets. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated relative fair market value. The refinery and pipeline assets were idled at the time of the acquisition. The results of operations, which include certain minor terminal operations and substantial capital improvement activities to prepare the refinery and power plant for restart, have been included in the Company’s consolidated financial statements since June 1, 2010. The Company restarted the refinery in June 2011.

The following summarizes the purchase price allocation:

Allocation
Current assets	$13,015
Assets held for sale	4,700
Land	28,600
Property, plant and equipment	156,006
Other assets	21,954

Total purchase price	$224,275

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

3—ACQUISITIONS (Continued)

Paulsboro Refinery Acquisition

In September 2010, subsidiaries of the Company entered into two stock purchase agreements with subsidiaries of Valero to acquire its Paulsboro, New Jersey refining business. The purchase price of $364,911 included $357,657 for the refinery, which has a crude oil throughput capacity of 180,000 barrels per day, and an associated natural gas pipeline and $7,254 in net working capital. The acquisition was completed on December 17, 2010 and financed with $204,911 in cash, and the issuance of a $160,000 senior secured note with Valero. The note bears interest at LIBOR + 7% (7.3% at June 30, 2011) and matures in December 2011. The Company has the unilateral option to extend the note for six months at LIBOR + 9%.

The acquisition was accounted for using the acquisition method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values.

The following summarizes the estimated fair values of the assets and liabilities at the acquisition date:

Allocation
Restricted cash	$12,122
Current assets	27,990
Land	25,185
Property, plant and equipment	256,100
Construction in progress	62,298
Other assets	14,074
Current liabilities	(12,932)
Environmental liabilities	(12,653)
Post retirement benefit obligation	(7,273)

Purchase price, excluding inventory	$364,911

In connection with the Paulsboro Refinery acquisition, $130,344 of crude oil and feedstocks and $165,093 of certain light finished products, intermediates, and lube base oils were purchased by counterparties on the Company’s behalf in connection with the Crude Supply Agreement and the Offtake Agreement, respectively. As of the acquisition date, the Company recorded the inventory subject to these transactions and a corresponding liability for crude oil, feedstocks, intermediates, and lube base oils and deferred revenue for light finished products. No gain or loss was recognized on these transactions, nor did they result in the recognition of revenue. Although these transactions were entered into in contemplation of the acquisition of the Paulsboro Refinery, they have been excluded from the table above as the Company did not consider them to be part of the acquisition itself.

The financial results of the Delaware City assets and the Paulsboro refinery have been included in the Company’s consolidated financial statements since June 1, 2010 and December 17, 2010, respectively. As a result, the consolidated results of operations for the six months ended June 30, 2011 include the results of both refineries for the entire period. The revenues and net loss of the combined entity for the six months ended June 30, 2010 assuming the Paulsboro refinery acquisition had occurred on January 1, 2010, were $2,399,125 and $(2,464), respectively. Pro forma information for the Delaware City Refinery is not required, as it was an asset acquisition. The pro forma information does not purport to present what the Company’s actual results

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

3—ACQUISITIONS (Continued)

Paulsboro Refinery Acquisition (Continued)

would have been had the acquisition occurred on January 1, 2010, nor is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense related to the acquisition and interest expense associated with the Paulsboro acquisition financing.

Toledo Acquisition

On March 1, 2011, a subsidiary of the Company completed the acquisition of the Toledo Refinery in Ohio from Sunoco, Inc. (R&M) (“Sunoco”). The Toledo Refinery has a crude oil throughput capacity of 170,000 barrels per day. The purchase price for the refinery was $400,000, subject to certain adjustments, and was comprised of $200,000 in cash and a $200,000 promissory note provided by Sunoco. The note bears interest at the lower of LIBOR plus 8%, or 10% (8.3% at June 30, 2011) and is due in March 2013. The terms also include participation payments beginning in the year ending December 31, 2011 through the year ending December 31, 2016 not to exceed $125,000 in the aggregate. Participation payments are based on 25% of the purchased assets’ earnings before interest, taxes, depreciation and amortization, as defined in the agreement (“EBITDA”) in excess of an annual threshold EBITDA of $125,000 (prorated for 2011 and 2016). Each participation payment is due no later than one hundred and twenty days after the close of the respective calendar year end for the years 2011 through 2016.

The Company purchased certain finished and intermediate products for approximately $299,645 with the proceeds from a note provided by Sunoco (the “Toledo Inventory Note Payable”). The note bears interest at the lower of LIBOR plus 5.5%, or 7.5% and was repaid on May 31, 2011. The Company also purchased crude oil inventory for $338,395, which it concurrently sold to the counterparty to the Toledo Crude Oil Supply Agreement for its market value of $369,999. The net cash received from this transaction was recorded as a reduction in the total purchase price.

Acquisition of the Toledo Refinery was accounted for using the acquisition method of accounting. The estimated purchase price of $784,818, includes the estimated fair value of future participation payments (contingent consideration). The fair value of the contingent consideration was estimated using a discounted cash flow analysis, a Level 3 measurement, as more fully described at Note 12.

The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed as of the acquisition date. The estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The Company’s judgments used to determine the estimated fair value assigned to each of the assets acquired and liabilities assumed can materially impact the Company’s results of operations. Certain estimated values are not yet finalized and are subject to change. The Company will finalize the amounts recognized as information necessary to complete the analyses is obtained. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition date.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

3—ACQUISITIONS (Continued)

Toledo Acquisition (Continued)

The total purchase price and the estimated fair values of the assets and liabilities at the acquisition date were as follows:

Purchase Price
Net cash	$168,156
Seller promissory note	200,000
Seller note for inventory	299,645
Estimated fair value of contingent consideration	117,017

$784,818

Preliminary Allocation
Current assets	$305,645
Land	8,065
Property, plant and equipment	452,084
Other assets	24,640
Current liabilities	(5,616)

$784,818

The Company’s consolidated financial statements for the six months ended June 30, 2011 include the results of the Paulsboro and Delaware City refineries for the entire period and the results of operations of the Toledo Refinery since March 1, 2011. The amounts of Toledo’s revenue and net income included in the Company’s condensed consolidated statement of operations for the six months ended June 30, 2011 and the revenues and net income of the combined entity assuming the acquisition had occurred on January 1, 2011 are shown below. The pro forma information does not purport to present what the Company’s actual results would have been had the acquisition occurred on January 1, 2011, or is the financial information indicative of the results of future operations. The unaudited pro forma financial information includes the depreciation and amortization expense related to the acquisition and interest expense associated with the Toledo acquisition financing. Pro forma financial information for the six months ended June 30, 2010 is not available because stand-alone financial results for the Toledo Refinery are not available.

	Revenues	Net Income
Actual for March 1, 2011 to June 30, 2011	$2,498,335	$216,676
Supplemental consolidated pro forma for January 1, 2011 to June 30, 2011	$6,440,328	$206,225

Acquisition Expenses

The Company incurred $635 and $1,346 for the six months ended June 30, 2011 and 2010, respectively for consulting and legal expenses related to acquisitions and non-consummated acquisitions.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

4—INVENTORIES

Inventories consisted of the following:

June 30, 2011
	Titled Inventory	Inventory Supply and Offtake Arrangements	Total
Crude oil and feedstocks	$292,276	$415,794	$708,070
Refined products and blendstocks	417,263	321,819	739,082
Warehouse stock and other	22,217	—	22,217

	$731,756	$737,613	$1,469,369

December 31, 2010
	Titled Inventory	Inventory Supply and Offtake Arrangements	Total
Crude oil and feedstocks	$—	$167,271	$167,271
Refined products and blendstocks	13,196	180,284	193,480
Warehouse stock and other	15,878	—	15,878

	$29,074	$347,555	$376,629

Inventory under inventory supply and offtake arrangements at June 30, 2011 included crude oil stored at the Company’s Paulsboro and Delaware City refineries’ storage facilities that the Company will purchase as it is consumed in connection with the Crude Supply Agreements; feedstocks and blendstocks sold to counterparties that the Company will repurchase for further blending into finished products; lube products sold to a counterparty that the Company will repurchase; and light finished products sold to a counterparty in connection with the Offtake Agreement and stored in the Paulsboro and Delaware City refineries’ storage facilities pending shipment by the counterparty. Inventory under inventory supply and offtake agreements at December 31, 2010 included inventory owned by the counterparties to the Crude Supply Agreement and Offtake Agreements on behalf of the Paulsboro Refinery.

At June 30, 2011 and December 31, 2010, the replacement value of inventories exceeded the LIFO carrying value by approximately $134,959 and $6,800, respectively.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

5—PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2011	December 31, 2010
Land	$61,850	$53,785
Process units, pipelines and equipment	1,143,078	408,505
Buildings and leasehold improvements	2,724	2,628
Computers, furniture and fixtures	7,897	4,444
Construction in progress	227,828	171,463

	1,443,377	640,825
Less—Accumulated depreciation	(16,707)	(1,260)

	$1,426,670	$639,565

At December 31, 2010, the Delaware City refinery and pipeline were not yet in service and, accordingly, depreciation relating to those assets, with the exception of assets relating to terminal services, had not commenced. At June 30, 2011, the Company had commenced the restart of the Delaware City Refinery. Depreciation expense for the six months ended June 30, 2011 and 2010 was $15,447 and $161, respectively. The Company capitalized $9,265 and $0 in interest for the six months ended June 30, 2011 and 2010, respectively, in connection with construction in progress.

6—DEFERRED CHARGES AND OTHER ASSETS, NET

Deferred charges and other assets, net consisted of the following:

	June 30, 2011	December 31, 2010
Deferred financing costs, net	$11,760	$5,905
Deferred turnaround costs, net	58,283	554
Restricted cash	12,102	12,122
Catalyst	60,559	29,659
Linefill	8,042	3,140
Intangible assets, net	2,186	3,072
Other	276	247

	$153,208	$54,699

Intangible assets, net consisted of the following as of June 30, 2011:

	Gross Amount	Accumulated Amortization	Net Amount
Permits	$3,585	$(1,515)	$2,070
Emission credits	116	—	116

	$3,701	$(1,515)	$2,186

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

6—DEFERRED CHARGES AND OTHER ASSETS, NET (Continued)

Intangible assets, net consisted of the following as of December 31, 2010:

	Gross Amount	Accumulated Amortization	Net Amount
Permits	$3,100	$(144)	$2,956
Emission credits	116	—	116

	$3,216	$(144)	$3,072

7—ACCRUED EXPENSES

Accrued expenses consisted of the following:

	June 30, 2011	December 31, 2010
Inventory supply and offtake arrangements	$716,990	$294,396
Inventory-related accruals	271,718	—
Current portion of fair value of contingent consideration for refinery acquisition	98,630	—
Accrued construction in progress	39,404	40,429
Accrued salaries and benefits	36,332	168
Customer deposits	26,150	—
Excise and sales tax payable	25,911	—
Accrued interest	6,132	1,313
Other	55,104	30,209

	$1,276,371	$366,515

8—CREDIT FACILITY AND LONG-TERM DEBT

Letter of Credit Facility

Subsidiaries of the Company maintain a short-term letter of credit facility under which the Company can obtain letters of credit of up to $480,000 composed of a committed maximum amount of $350,000 and an uncommitted maximum amount of $130,000 to support certain of the Company’s crude oil purchases. The facility matures on April 24, 2012. The Company is charged letter of credit issuance fees and a fee for the unused portion of the committed letter of credit facility. At June 30, 2011, the Company had $215,500 of letters of credit issued under the letter of credit facility.

Paulsboro Refinery Acquisition Financing

In connection with the acquisition of the Paulsboro Refinery during 2010, subsidiaries of the Company entered into a senior secured note (“Senior Secured Note”) with Valero in the amount of $160,000 which is secured by the refinery assets. The note matures in December 2011 and bears interest at LIBOR plus 7% (7.3% at June 30, 2011) and can be prepaid at any time without penalty. The Company has the unilateral option to extend the note until June 2012 at an interest rate of LIBOR plus 9%.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

8—CREDIT FACILITY AND LONG-TERM DEBT (Continued)

Term Loan and Revolving Loan

In December 2010, subsidiaries of the Company entered into a term loan credit agreement (“Term Loan”) with a syndicate of lenders and UBS Securities, LLC acting as agent in the amount of $125,000 and an asset based revolving credit agreement (“Revolving Loan”). The Term Loan matures in December 2014 and is payable in quarterly installments of $313, followed by a final payment of $121,250 payable in 2014. The Revolving Loan was amended on May 31, 2011 and matures on the earlier of May 31, 2016, or three months prior to the final maturity date of the Term Loan. Advances under the Revolving Loan cannot exceed the lesser of the total commitment of $500,000 or the borrowing base, as defined in the agreement. Both the Term Loan and the Revolving Loan can be prepaid, without penalty, at any time. Mandatory prepayments of the Term Loan are required from the proceeds of certain asset sales, new debt or proceeds from an initial public offering, as defined.

Interest for the Term Loan is payable quarterly in arrears, at the option of the Company, at the Alternate Base Rate, as defined in the agreement, plus 6% or the Adjusted LIBOR Rate plus 7%. The Adjusted LIBOR Rate is subject to a minimum of 2%. The interest rate at June 30, 2011 was 9%.

Interest on the Revolving Loan is payable quarterly in arrears, at the option of the Company, either at the Alternate Base Rate plus the Applicable Margin or at the Adjusted LIBOR Rate plus the Applicable Margin, all as defined in the agreement. The Applicable Margin ranges from 1.00% to 1.50% for Alternate Base Rate Loans and from 2.00% to 2.50% for Adjusted LIBOR Rate Loans, depending on the Average Daily Excess Availability. In addition, the Company is required to pay a Commitment Fee which ranges from 0.375% to 0.5% depending on the unused amount of the Commitment. Also, the Company is required to pay an LC Participation Fee on each outstanding Letter of Credit equal to the Applicable Margin applied to Adjusted LIBOR Rate Loans, plus a Fronting Fee on each outstanding Letter of Credit equal to 0.125%. The interest rate at June 30, 2011 was 2.5%.

The Revolving Loan has a financial covenant which requires that at any time Excess Availability, as defined in the agreement, is less than the greater of (i) 17.5% of the lesser of the then Borrowing Base and the then current aggregate Revolving Commitments of the Lenders, or (ii) $35,000, the Company will not permit the Consolidated Fixed Charge Coverage Ratio, determined as of the last day of the most recently completed quarter, to be less than 1.1 to 1.0.

At June 30, 2011, the Company had outstanding Adjusted LIBOR Rate Loans of $325,000 and $7,235 of standby letters of credit issued under the Revolving Loan. There were no Alternate Base Rate Loans or Adjusted LIBOR Rate Loans outstanding at December 31, 2010.

Catalyst Lease

In October 2010, a subsidiary of the Company entered into an agreement under which title to catalyst precious metals with a book value of $16,100 was sold for $17,474, net of $266 in facility fees. The catalyst will be leased back for three one-year periods (“Catalyst Lease”). The lease fee for the first one year period is $1,076, payable quarterly. The lease fee is reset annually based on then current market conditions. The Company is required to repurchase the catalyst at market value at lease termination. The Company treated the transaction as a financing arrangement, and the lease fees are recorded as interest expense over the lease term. The Company has elected the fair value option for accounting for the catalyst repurchase obligation. The fair value is measured using level 2 inputs.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

8—CREDIT FACILITY AND LONG-TERM DEBT (Continued)

Delaware City Construction Financing

In October 2010, the Company entered into a project management and financing agreement for a capital project at the Delaware City Refinery. Construction advances, not to exceed $20,000 bear interest at a rate of 6% per annum. The construction advances can be converted to term financing (“Construction Financing”) with a maturity of five years after the conversion date. Interest on the Construction Financing will be payable monthly at a rate that enables a 12% after tax internal rate of return.

Toledo Financing

In March 2011, the Company entered into a $200,000 secured promissory note with the seller of the Toledo Refinery (“Toledo Promissory Note”) to finance the acquisition of the Toledo Refinery. The note bears interest at the lower of LIBOR plus 8%, or 10% (8.3% at June 30, 2011) and matures in full in March 2013.

Long-term debt outstanding consisted of the following:

	June 30, 2011	December 31, 2010
Senior secured note	$160,000	$160,000
Revolving loan	325,000	—
Term loan	124,375	125,000
Promissory note	200,000	—
Catalyst lease	18,389	18,958
Construction financing	14,957	1,106

	842,721	305,064
Less—Current maturities	(161,250)	(1,250)

Long-term debt	$681,471	$303,814

Debt maturing in the next five years and thereafter is as follows:

Year Ending December 31,
2011	$625
2012	161,250
2013	219,639
2014	121,250
2015	—
Thereafter	339,957

$842,721

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

9—STOCK-BASED COMPENSATION

Stock-based compensation expense included in general and administrative expenses consisted of the following:

	Six Months Ended June 30,
	2011	2010
PBF Series A compensatory warrants and options	$690	$94
PBF Series B units	607	1,358

	$1,297	$1,452

The estimated fair value of the compensatory warrants and options granted during the six months ended June 30, 2011 was determined using the Black-Scholes pricing model with the following weighted-average assumptions: expected life of 5.75 years, expected volatility of 40%, dividend yield of 1.06%, risk-free rate of return of 2.43% and an exercise price of $10. The total estimated fair value of PBF Series A compensatory warrants and options granted in 2011 was $2,120 and the weighted average per unit value was $1.81. Unrecognized compensation expense related to Series A compensatory warrants and options and Series B units at June 30, 2011 was $2,232 and $2,510, respectively, which will be recognized ratably over the next three years.

The following table summarizes activity for Series A compensatory warrants and options for the six months ended June 30, 2011:

	Number of Series A Compensatory Warrants and Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Stock-based awards, outstanding January 1, 2011	691,320	$10.00	9.74
Series A granted	1,171,759	10.00	10.00
Exercised	—	—	—
Forfeited	—	—	—

Outstanding at June 30, 2011	1,863,079	$10.00	9.50

Exercisable at June 30, 2011	606,621	$10.00	9.42

At June 30, 2011, members of management of the Company had purchased an aggregate of 2,740,718 Series A warrants in PBF with an exercise price of $10.00 per unit, all of which were exercisable.

The following table summarizes activity for Series B units for the six months ended June 30, 2011:

	Number of Series B units	Weighted Average Fair Value
Non-vested units at January 1, 2011	712,500	$5.11
Series B allocated	50,000	5.11
Vested	(250,000)	5.11
Forfeited	—	—

Non-vested units at June 30, 2011	512,500	$5.11

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

10—COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space, office equipment, refinery facilities and equipment, and tank cars under non-cancelable operating leases. Total rent expense was $18,470 and $127 for the six months ended June 30, 2011 and 2010, respectively.

Total minimum future annual rentals, exclusive of related costs, are approximately:

Year Ending December 31,
2011	$19,479
2012	35,763
2013	31,773
2014	28,039
2015	27,219
Thereafter	108,120

$250,393

Employment Agreements

PBFI has entered into employment contracts with members of executive management and certain other key personnel through June 30, 2011 with automatic annual renewals thereafter, unless canceled. Under the agreements, the executives would receive a lump sum payment of between one and a half to 2.99 times of their base salary and continuation of certain employee benefits for the same period upon termination by the Company Without Cause, or by the employee For Good Reason, or upon a Change in Control, as defined in the agreements.

Remediation Liabilities

The Company’s refineries are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and compositions of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating the Company’s refineries, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with the Paulsboro acquisition, the Company assumed certain environmental remediation obligations. A trust fund in the amount of $12,100, the estimated cost of the remediation obligations assumed, was acquired as part of the Paulsboro purchase. The amount of the trust fund and corresponding liability are recorded as restricted cash and other long-term liabilities, respectively. The restricted cash is included within deferred charges and other assets, net.

In connection with the acquisition of the Delaware City assets, Valero remains responsible for certain pre-acquisition environmental obligations up to $20,000, and the predecessor to Valero in ownership of the refinery retains other historical obligations.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

10—COMMITMENTS AND CONTINGENCIES (Continued)

Remediation Liabilities (Continued)

In connection with the Delaware City assets and Paulsboro Refinery acquisitions, the Company and Valero purchased ten year, $75,000 environmental insurance policies to insure against unknown environmental liabilities at each site.

In connection with the Toledo Refinery acquisition, Sunoco remains responsible for environmental remediation for conditions that existed on the closing date for twenty years from March 1, 2011.

11—EMPLOYEE BENEFIT PLANS

Defined Benefit and Post Retirement Medical Plans

The Company’s qualified pension plan was re-measured as of February 28, 2011 to estimate the impact on the balance sheet and 2011 projected expense of the acquisition of the Toledo Refinery and significant increases in employees at the Delaware City Refinery and corporate office since December 31, 2010. The discount rate on the pension plan decreased from 6% to 5.25%. The expected long-term rate of return on plan assets increased from 4% to 4.25%. The rate of compensation increase of 4% was not modified from the year end measurement. As a result, the net periodic pension benefit cost will increase by $3,399 compared to the costs that would have been expensed in 2011 if the Company did not re-measure. The re-measured pension projected benefit obligation was $2,905 at February 28, 2011.

The components of net periodic benefit costs have been calculated under the assumptions used prior to the remeasurement through February 28, 2011. The costs subsequent to February 28, 2011 date are calculated using the revised assumptions. The components of net periodic benefit cost related to the Company’s defined plans were as follows for the six months ended June 30, 2011 and 2010, respectively:

	Pension Benefits		Post Retirement Medical Plan
	2011	2010	2011	2010
Six months ended June 30:
Components of net period benefit cost:
Service cost	$4,110	$160	$270	$—
Interest cost	68	6	190	—
Expected return on plan assets	(26)	(4)	—	—
Amortization of prior service costs	6	—	—	—
Amortization of loss	30	—	—	—

Net periodic benefit cost	$4,188	$162	$460	$—

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

11—EMPLOYEE BENEFIT PLANS (Continued)

Defined Benefit and Post Retirement Medical Plans (Continued)

As a result of the remeasurement, benefit payments, which reflect expected future services, that the Company expects to pay are as follows for the year ended December 31:

Pension Benefits
2011	$773
2012	387
2013	878
2014	1,800
2015	2,578
Years 2016-2020	27,262

During the six months ended June 30, 2011 and 2010, the Company contributed $300 and $25 to its pension plans, respectively. The Company expects to contribute $1,100 in each of the third and fourth quarters of 2011.

Defined Contribution Plan

The Company’s expense for its qualified defined contribution plan was $2,406 and $83 for the six months ended June 30, 2011, and 2010, respectively.

12—FAIR VALUE MEASUREMENTS

The tables below present information about the Company’s financial assets and liabilities measured and recorded at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2011 and December 31, 2010.

	As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$50,665	$—	$—	$50,665
Commodity contracts	1,425	—	—	1,425
Liabilities:
Derivatives included with inventory supply and offtake arrangement obligations	—	(4,611)	—	(4,611)
Catalyst lease obligation	—	18,389	—	18,389
Contingent consideration for refinery acquisition	—	—	117,017	117,017

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$140,007	$—	$—	$140,007
Liabilities:
Derivatives included with inventory supply and offtake arrangement obligations	—	2,043	—	2,043
Catalyst lease obligation	—	18,958	—	18,958

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

12—FAIR VALUE MEASUREMENTS (Continued)

The valuation methods used to measure financial instruments at fair value are as follows:

•	Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices.

•	The commodity contracts categorized in Level 1 of the fair value hierarchy are measured at fair value based on unadjusted quoted prices in an active market.

•

The derivatives included with inventory supply and offtake arrangement obligations and the catalyst lease liability are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based upon future commodity prices quoted in active markets.

•

The contingent consideration for refinery acquisition incurred during the six months ended June 30, 2011, is categorized in Level 3 of the fair value hierarchy and is estimated using a discounted cash flow model based on management’s estimate of the future cash flows of the Toledo refinery; a risk free rate of return of 0.66%; credit rate spread of 4.38%; and a discount rate of 5.04%.

13—DERIVATIVE INSTRUMENTS

The Company’s Crude Supply Agreement contains purchase obligations for certain volumes of crude oil and other feedstocks. The prices of these purchase obligations are based on market prices of crude oil in the future, which the Company has determined represent derivative instruments. As of June 30, 2011, there were approximately 4,070 barrels of crude oil and feedstocks (approximately 1,845 barrels at December 31, 2010) outstanding under derivative instruments, representing the notional value of the contract. The fair value of the derivative instruments outstanding at June 30, 2011 in the amount of $4,611 was recorded as an offset to the related inventory supply and offtake arrangements obligations (an increase of $2,043 to the inventory supply and offtake arrangements obligations at December 31, 2010) in accrued expenses on the balance sheet. The change in the fair value of the derivative instruments during the six months ended June 30, 2011 resulted in a gain recognized in cost of sales of $6,654.

As of June 30, 2011, there were approximately 165 and 158 barrels of crude oil and refined products outstanding under short and long term future commodity derivative instruments, representing the notional value of contracts. The fair value of the commodity derivative instruments outstanding as of June 30, 2011 was a net asset of $1,425, which was recorded in net other current assets on the balance sheet. The change in the fair value of the commodity derivative instruments during the six months ended June 30, 2011 resulted in a gain recognized in cost of sales of $4,073.

PBF HOLDING COMPANY LLC AND SUBSIDIARIES

(COMBINED AND CONSOLIDATED WITH PBF INVESTMENTS LLC AND AFFILIATES)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT UNIT AND WARRANT DATA)

14—SUBSEQUENT EVENTS

Toledo Catalyst Lease

Effective July 1, 2011, a subsidiary of the Company entered into an agreement under which title to catalyst precious metals located at the Company’s Toledo refinery was sold for $18,344, net of a facility fee of $279. The catalyst will be leased back for three one-year periods. The lease fee for the first one year period is $997, payable quarterly. The lease fee is reset annually based on the then current market conditions. The Company is required to repurchase the catalyst at market value at lease termination. The Company treated the transaction as a financing arrangement, and the lease fees are recorded as interest expense over the lease term. On July 1, 2011, the Company used $18,344 in net proceeds from the Toledo Catalyst lease to repay a portion of the Toledo Promissory Note.

Delaware City Construction Financing

On August 5, 2011 the Delaware City construction advances in the amount of $20,000 were converted to term financing payable in equal monthly installments of $530 over a period of sixty months beginning September 1, 2011. The amortization schedule is structured to provide the lender with a 12% after-tax internal rate of return.

Letter of Credit Facility

The uncommitted portion of the Company’s letter of credit facility was temporarily increased from $130,000 to $370,000 for the period from July 29, 2011 to December 31, 2011.

Feedstock Inventory Agreement

On October 5, 2011, the Company and the counterparty to the Paulsboro Refinery Crude Supply Agreement agreed to extend the Company’s obligation to purchase a fixed volume of feedstocks from the counterparty in October 2011 to the contract’s termination on December 31, 2012.

Subsequent Events

These financial statements were approved by management and available for issuance on November 14, 2011. Management has evaluated subsequent events through this date.

PAULSBORO REFINING BUSINESS

BALANCE SHEET

(In thousands)

(Unaudited)

June 30, 2010
ASSETS
Current assets:
Cash	$2
Restricted cash	5,786
Accounts receivable, net	526
Inventories	201,496
Prepaid expenses	434

Total current assets	208,244

Property, plant and equipment, at cost	1,534,439
Accumulated depreciation	(329,867)

Property, plant and equipment, net	1,204,572

Deferred charges and other assets, net	54,007

Total assets	$1,466,823

LIABILITIES AND NET PARENT INVESTMENT
Current liabilities:
Current portion of capital lease obligation	$27
Accounts payable	28,163
Accrued expenses	3,292
Taxes other than income taxes	328
Deferred income taxes	20,932

Total current liabilities	52,742

Capital lease obligation, less current portion	119

Deferred income taxes	272,214

Other long-term liabilities	33,060

Commitments and contingencies
Net parent investment	1,108,688

Total liabilities and net parent investment	$1,466,823

See accompanying condensed notes to the financial statements.

PAULSBORO REFINING BUSINESS

STATEMENT OF INCOME

(In thousands)

(Unaudited)

Six Months Ended June 30, 2010
Operating revenues	$2,338,685

Costs and expenses:
Cost of sales	2,215,970
Operating expenses	128,745
General and administrative expenses	7,319
Asset impairment loss	2
Depreciation and amortization expense	33,919

Total costs and expenses	2,385,955

Operating loss	(47,270)
Interest and other income and expense, net	297

Loss before income tax benefit	(46,973)
Income tax benefit	(17,580)

Net loss	$(29,393)

See accompanying condensed notes to the financial statements.

PAULSBORO REFINING BUSINESS

STATEMENT OF CASH FLOWS

(In thousands)

(Unaudited)

Six Months Ended June 30, 2010
Cash flows from operating activities:
Net loss	$(29,393)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	33,919
Asset impairment loss	2
Deferred income tax expense	9,691
Changes in current assets and current liabilities	(34,244)
Other, net	(2,085)

Net cash provided by (used in) operating activities	(22,110)

Cash flows from investing activities:
Capital expenditures	(18,948)
Deferred turnaround and catalyst costs	(13,742)

Net cash used in investing activities	(32,690)

Cash flows from financing activities:
Capital lease payments	(13)
Net cash advances from parent	54,813

Net cash provided by financing activities	54,800

Net increase in cash	—
Cash at beginning of period	2

Cash at end of period	$2

See accompanying condensed notes to the financial statements.

PAULSBORO REFINING BUSINESS

CONDENSED NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Paulsboro Refining Business (the Business) includes the operations of the Paulsboro Refinery and related assets. The financial statements reflect Valero’s historical cost basis in the Business.

Basis of Presentation

As used in this report, the terms Valero or Parent may refer to Valero Energy Corporation or one or more of its direct or indirect subsidiaries that are not included in the financial statements of the Business, as the context requires.

These unaudited financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature unless disclosed otherwise. Financial information for the periods included in these Condensed Notes to Financial Statements is derived from our unaudited financial statements. Operating results for these periods are not necessarily indicative of the results that were incurred for the year ended December 31, 2010.

For further information, refer to the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2009.

Management has evaluated subsequent events through June 23, 2011, the date these financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviewed its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates.

2. INVENTORIES

Inventories consisted of the following (in thousands):

June 30, 2010
Refinery feedstocks	$66,312
Refined products and blendstocks	122,869
Materials and supplies	12,315

Inventories	$201,496

As of June 30, 2010, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by approximately $115.3 million.

             Shares

PBF ENERGY INC.

Class A Common Stock

Citigroup

Morgan Stanley

Credit Suisse

Deutsche Bank Securities

UBS Investment Bank

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses incurred in connection with the issuance and distribution of the securities being registered under this Registration Statement, other than underwriting discounts and commissions. All amounts, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee, the New York Stock Exchange Listing fee and the Transfer Agent fee, are estimated. All amounts will be paid by the Registrant:

Securities and Exchange Commission Registration Fee		$11,460.00
Financial Industry Regulatory Authority Filing Fee		$10,500.00
New York Stock Exchange Listing Fee	$		*
Transfer Agent Fee	$		*
Blue Sky Fee	$		*
Printing and Engraving	$		*
Legal Fees and Expenses	$		*
Accounting Fees and Expenses	$		*
Miscellaneous	$		*
Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s certificate of incorporation and bylaws contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL.

As permitted by Section 102(b)(7) of the DGCL, the Registrant’s certificate of incorporation contains a provision eliminating the personal liability of a director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The Registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

The Registrant has entered into an indemnification agreement with each of its directors and executive officers. The indemnification agreements supplement existing indemnification provisions in the Registrant’s bylaws and in it the Registrant agrees, subject to certain exceptions, to the fullest extent then permitted by the DGCL, (1) to indemnify the director or executive officer and (2) to pay expenses incurred by the director or executive officer in any proceeding in advance of the final disposition of such proceeding, with the primary purpose of the agreements being to provide specific contractual assurances to the Registrant’s directors and executive officers in respect of these indemnification protections which could not be altered by future changes to the Registrant’s current bylaw indemnification provisions.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

On November 9, 2011, the Registrant issued 100 shares of the Registrant’s common stock, par value $0.001 per share, to PBF LLC for $100.00. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Number	Description

1.1*	Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of PBF Energy Inc.

3.2*	Form of Amended and Restated Bylaws of PBF Energy Inc.

4.1*	Form of Registration Rights Agreement

5.1*	Opinion of Stroock & Stroock & Lavan LLP

Number		Description

10.1†		Asset Purchase Agreement, dated as of April 7, 2010, by and among The Premcor Refining Group Inc., The Premcor Pipeline Co., Delaware City Refining Company LLC and Delaware Pipeline Company LLC, as amended

10.2†		Stock Purchase Agreement, dated as of September 24, 2010, by and between Valero Refining and Marketing Company and PBF Holding Company LLC, as amended as of November 29, 2010 and December 17, 2010

10.3†		Asset Sale and Purchase Agreement, dated as of December 2, 2010, by and between Toledo Refining Company, LLC and Sunoco, Inc. (R&M), as amended as of January 18, 2011, February 15, 2011 and February 28, 2011

10.4†		Offtake Agreement, dated as of March 1, 2011, by and between Toledo Refining Company LLC and Sunoco, Inc. (R&M)

10.5†		Products Offtake Agreement, dated as of December 14, 2010, by and between Morgan Stanley Capital Group Inc. and PBF Holding Company LLC

10.6†		Products Offtake Agreement, dated as of April 7, 2011, by and between Morgan Stanley Capital Group Inc. and Delaware City Refining Company LLC

10.7†		Crude Oil Acquisition Agreement, dated as of May 31, 2011, by and between Morgan Stanley Capital Group Inc. and Toledo Refining Company LLC

10.8†		Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of April 7, 2011, by and between Statoil Marketing & Trading (US) Inc. and Delaware City Refining Company LLC

10.9†		Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of December 16, 2010, by and between Statoil Marketing & Trading (US) Inc. and PBF Holding Company LLC as amended as of January 7, 2011 and April 26, 2011.

10.10	*	Amended and Restated Letter of Credit Facility Agreement, dated as of April 26, 2011, by and among PBF Holding Company LLC, Paulsboro Refining Company LLC and BNP Paribas (Suisse) SA, as amended as of July 29, 2011, September 21, 2011 and September 29, 2011

10.11	*	Amended and Restated Revolving Credit Agreement dated as of May 31, 2011, among PBF Holding Company LLC, Delaware City Refining Company LLC, Paulsboro Refining Company LLC and Toledo Refining Company LLC, the lenders party thereto in their capacities as lenders thereunder, UBS AG, Stamford Branch, as Administrative Agent and Co-Collateral Agent, and Deutsche Bank Trust Company Americas, as Co-Collateral Agent

10.12	*	Form of Employment Agreement between PBF Investments LLC and Thomas D. O’Malley

10.13	*	Form of Employment Agreement between PBF Investments LLC and Thomas J. Nimbley

10.14	*	Form of Employment Agreement between PBF Investments LLC and Matthew C. Lucey

10.15	*	Form of Employment Agreement between PBF Investments LLC and Donald F. Lucey

10.16	*	Form of Employment Agreement between PBF Investments LLC and Michael D. Gayda

10.17	*	Form of Warrant and Purchase Agreement between PBF Energy Company LLC and the officers party thereto

10.18	*	Form of Indemnification Agreement between PBF Energy Inc. and each of the executive officers and directors of PBF Energy Inc.
10.19	*	Form of Tax Receivable Agreement

10.20	*	Form of Exchange Agreement

10.21	*	Form of Amended and Restated Limited Liability Company Agreement of PBF Holding Company LLC

Number	Description

21.1*	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Ernst & Young LLP

23.4	Consent of KPMG LLP

23.5*	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the SEC pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.

(b) Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(a)(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(b) the undersigned will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Parsippany-Troy Hills, State of New Jersey, on November 14, 2011.

PBF ENERGY INC.

By:	/S/ JEFFREY DILL
Name:	Jeffrey Dill
Title:	Officer

POWER OF ATTORNEY

We, the undersigned directors and/or officers, hereby severally constitute and appoint Jeffrey Dill, Michael D. Gayda and Matthew C. Lucey and each of them individually, our true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities (including, as applicable, our capacities as directors of the Registrant), to sign for us any and all amendments to this registration statement (including post-effective amendments) and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or self regulatory body, granting unto said attorneys-in-fact and agents, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ THOMAS J. NIMBLEY Thomas J. Nimbley	Chief Executive Officer (Principal Executive Officer)	November 14, 2011

/S/ MATTHEW C. LUCEY Matthew C. Lucey	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	November 14, 2011

/S/ KAREN B. DAVIS Karen B. Davis	Chief Accounting Officer (Principal Accounting Officer)	November 14, 2011

/S/ THOMAS D. O’MALLEY Thomas D. O’Malley	Executive Chairman of the Board of Directors	November 14, 2011

/S/ JEFFERSON F. ALLEN Jefferson F. Allen	Director	November 14, 2011

/S/ MARTIN J. BRAND Martin J. Brand	Director	November 14, 2011

Signature	Title	Date

/S/ TIMOTHY H. DAY Timothy H. Day	Director	November 14, 2011

/S/ DAVID I. FOLEY David I. Foley	Director	November 14, 2011

/S/ DENNIS HOUSTON Dennis Houston	Director	November 14, 2011

/S/ NEIL A. WIZEL Neil A. Wizel	Director	November 14, 2011

EXHIBIT INDEX

Exhibit Number		Description
1.1*		Underwriting Agreement

3.1*		Form of Amended and Restated Certificate of Incorporation of PBF Energy Inc.

3.2*		Form of Amended and Restated Bylaws of PBF Energy Inc.

4.1*		Form of Registration Rights Agreement

5.1*		Opinion of Stroock & Stroock & Lavan LLP

10.1†		Asset Purchase Agreement, dated as of April 7, 2010, by and among The Premcor Refining Group Inc., The Premcor Pipeline Co., Delaware City Refining Company LLC and Delaware Pipeline Company LLC, as amended

10.2†		Stock Purchase Agreement, dated as of September 24, 2010, by and between Valero Refining and Marketing Company and PBF Holding Company LLC, as amended as of November 29, 2010 and December 17, 2010

10.3†		Asset Sale and Purchase Agreement, dated as of December 2, 2010, by and between Toledo Refining Company, LLC and Sunoco, Inc. (R&M), as amended as of January 18, 2011, February 15, 2011 and February 28, 2011

10.4†		Offtake Agreement, dated as of March 1, 2011, by and between Toledo Refining Company LLC and Sunoco, Inc. (R&M)

10.5†		Products Offtake Agreement, dated as of December 14, 2010, by and between Morgan Stanley Capital Group Inc. and PBF Holding Company LLC

10.6†		Products Offtake Agreement, dated as of April 7, 2011, by and between Morgan Stanley Capital Group Inc. and Delaware City Refining Company LLC

10.7†		Crude Oil Acquisition Agreement, dated as of May 31, 2011, by and between Morgan Stanley Capital Group Inc. and Toledo Refining Company LLC

10.8†		Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of April 7, 2011, by and between Statoil Marketing & Trading (US) Inc. and Delaware City Refining Company LLC

10.9†		Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of December 16, 2010, by and between Statoil Marketing & Trading (US) Inc. and PBF Holding Company LLC as amended as of January 7, 2011 and April 26, 2011.

10.10	*	Amended and Restated Letter of Credit Facility Agreement, dated as of April 26, 2011, by and among PBF Holding Company LLC, Paulsboro Refining Company LLC and BNP Paribas (Suisse) SA, as amended as of July 29, 2011, September 21, 2011 and September 29, 2011

10.11	*	Amended and Restated Revolving Credit Agreement dated as of May 31, 2011, among PBF Holding Company LLC, Delaware City Refining Company LLC, Paulsboro Refining Company LLC and Toledo Refining Company LLC, the lenders party thereto in their capacities as lenders thereunder, UBS AG, Stamford Branch, as Administrative Agent and Co-Collateral Agent, and Deutsche Bank Trust Company Americas, as Co-Collateral Agent

10.12	*	Form of Employment Agreement between PBF Investments LLC and Thomas D. O’Malley

10.13	*	Form of Employment Agreement between PBF Investments LLC and Thomas J. Nimbley

10.14	*	Form of Employment Agreement between PBF Investments LLC and Matthew C. Lucey

10.15	*	Form of Employment Agreement between PBF Investments LLC and Donald F. Lucey

10.16	*	Form of Employment Agreement between PBF Investments LLC and Michael D. Gayda

10.17	*	Form of Warrant and Purchase Agreement between PBF Energy Company LLC and the officers party thereto

Exhibit Number		Description

10.18	*	Form of Indemnification Agreement between PBF Energy Inc. and each of the executive officers and directors of PBF Energy Inc.
10.19	*	Form of Tax Receivable Agreement

10.20	*	Form of Exchange Agreement

10.21	*	Form of Amended and Restated Limited Liability Company Agreement of PBF Holding Company LLC

21.1*		Subsidiaries of the Registrant

23.1		Consent of Deloitte & Touche LLP

23.2		Consent of Deloitte & Touche LLP

23.3		Consent of Ernst & Young LLP

23.4		Consent of KPMG LLP

23.5*		Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the SEC pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.